03 Negocio de Pasajeros

Passenger Business

La entrega de un servicio de categoría mundial, la operación de una de las más moderna flotas de aviones y las ventajas de conectividad que le confiere su amplia red de destinos, son atributos diferenciadores que le han permitido ganar la preferencia de los clientes en la mayoría de los mercados en que opera.

Set apart by its world-class service, one of the industry's most modern fleets of aircraft and the advantages that its broad network of destinations offers in terms of connectivity, it has become the preferred airline of clients in most of the markets in which it operates.

Al cumplir 80 años de existencia, LAN se ha posicionado como una de las aerolíneas líderes de América Latina en el transporte de pasajeros, liderazgo que ha construido gracias a su preocupación por elevar año tras año la propuesta de valor para los clientes. La entrega de un servicio de categoría mundial, la operación de una de las más moderna flotas de aviones de la industria y las ventajas de conectividad que le confiere su amplia red de destinos, son atributos diferenciadores que le han permitido ganar la preferencia de los clientes en la mayoría de los mercados en que opera.

El negocio de pasajeros de LAN abarca tres segmentos principales: vuelos de largo alcance a Norteamérica, Europa y Pacífico Sur, rutas regionales dentro de Sudamérica y servicios domésticos en Chile, Perú, Argentina y Ecuador. La Compañía atiende estos mercados a través de operaciones conjuntas de LAN Airlines y sus filiales LAN Perú, LAN Ecuador y LAN Argentina, las que utilizan los mismos estándares de servicio y comparten los valores que distinguen a la Compañía, como son la seguridad, superación, eficiencia y calidez.

La red de destinos de LAN cubre actualmente alrededor de 70 destinos en el mundo, a los cuales se suman 70 destinos adicionales, gracias a los acuer-


Inter
Depa

With eighty years of history, LAN has emerged as one of Latin America's leading airlines in the transport of passengers, a position it owes to its efforts year after year to increase the value it offers clients. Set apart by its world-class service, one of the industry's most modern fleets of aircraft and the advantages that its broad network of destinations offers in terms of connectivity, it has become the preferred airline of clients in most of the markets in which it operates.

LAN's passenger business comprises three main market segments: long-haul flights to North America, Europe and the South Pacific, regional routes within South America and domestic services in Chile, Peru, Argentina and Ecuador. It serves these markets through joint operations by LAN Airlines and its subsidiaries, LAN Peru, LAN Ecuador and LAN Argentina, which all apply the same service standards and share the values - safety, achievement, efficiency and human warmth - that are the Company's hallmark.

LAN currently serves some 70 destinations around the world while a further 70 are covered by its code-sharing agreements with other airlines.

LAN's solid business strategy stood it in good stead in 2009 when the world's airline industry faced a complex situation due to the deceleration of the international economy. This was reflected in an unprecedented drop in demand, particularly in corporate travel, that was further aggravated by the negative effect of the outbreak of AH1N1 influenza on passenger traffic within the region, particularly during the southern hemisphere winter. LAN, however, saw a 10% increase in its consolidated passenger traffic, driven mainly by the growth in the domestic markets of Chile, Peru and Argentina and the start of the Company's domestic operations in Ecuador.
Another important factor in this favorable performance was the successful implementation of a series of marketing campaigns to stimulate demand in off-peak months, targeting principally those segments worst affected by the international crisis. For the first time, in

Participación de Mercado Tráfico de Pasajeros (Diciembre 2009)
Passenger Traffic Market Share (December 2009)


Internacional / International
Doméstico / Domestic
51%
33%
17%
29%
Chile
Perú
Argentina
Ecuador
81%
77%
30%
15%

Fuente : DGAC, JAC y estimaciones LAN
Source: DGAC, JAC and LAN estimates

dos de códigos compartidos que la Compañía ha suscrito con diversos operadores aéreos.

La sólida estrategia de negocios implementada por LAN le permitió sortear con éxito el complejo escenario que afectó a la industria aérea global en 2009 producto de la desaceleración económica internacional, lo cual se vio reflejado en un descenso sin precedentes de la demanda, especialmente en el segmento de los viajes corporativos. Esta situación se vio agravada por la gripe AH1N1, que provocó un impacto negativo en el transporte de pasajeros al interior de la región, sobre todo en los meses de invierno. En este entorno, sin embargo, LAN registró un aumento del 10% en el tráfico consolidado de pasajeros, el cual fue impulsado principalmente por el crecimiento de los mercados domésticos en Chile, Perú y Argentina, a lo que se sumó el inicio de operaciones domésticas en Ecuador.

A este favorable desempeño contribuyó de manera importante la exitosa implementación de un conjunto de campañas para estimular la demanda en los meses de baja temporada, enfocadas especialmente en los segmentos más afectados por la crisis internacional. En este sentido destaca la campaña denominada "Temporada Irresistible", donde la Compañía ofreció por primera vez la opción de 2X para los vuelos internacionales, y "Chile por pocas lucas" para las rutas domésticas de este país, combinando atractivos precios tanto de pasajes como de paquetes turísticos. Esta iniciativa se aplicó en todos los países donde LAN tiene operaciones domésticas e internacionales, teniendo exitosos resultados en cada uno de los mercados.

Fue así como la Compañía continuó con la expansión de su operación durante 2009, pese al complejo entorno económico mundial. LAN reportó un crecimiento consolidado de 10,7% medido en pasajeros-kilómetro, mientras que la capacidad (ASKs) se incrementó en 10,2% respecto a 2008. Como resultado de lo anterior, el factor de ocupación se mantuvo en 76,9%. En este período la Compañía transportó más de 15 millones de pasajeros, un aumento de 16,3% en relación con el año anterior.

Los ingresos de pasajeros de LAN totalizaron US$ 2.624 millones, una caída de 7,0% respecto del año anterior. De esta forma, el negocio de pasajeros de LAN representó el 72%% del total de los ingresos de la Compañía durante 2009.

Para desarrollar su negocio de pasajeros, LAN opera una moderna flota integrada a diciembre de 2009 por 53 Airbus de la familia A320, 27 aviones Boeing 767 y 5 Airbus A340, los que tienen una edad promedio de aproximadamente 5,6 años. La modernización de su flota ha reportado a LAN una mayor eficiencia en el consumo de combustible, al

its Temporada Irresistible (Irresistible Season) campaign, the Company offered two tickets for the price of one on international routes while the Chile por pocas lucas (Chile on a few thousand pesos) campaign on domestic routes within that country combined attractive prices for flights and tourist packages. This initiative was implemented in all the countries in which LAN has both domestic and international operations and achieved successful results across all these markets.

As a result, the Company continued to expand its operations in 2009, despite the complex international economic situation. In terms of passenger-kilometers, it reported 10.7% consolidated growth while capacity (ASKs) increased by 10.2% on 2008 and the load factor held steady at 76.9%. Over the year, LAN carried more than 15 million passengers, up by 16.3% on the previous year.

Revenues from LAN's passenger business reached US$2,624 million, representing a drop of 7.0% on 2008, and accounted for 72% of its total revenues in 2009.
For its passenger operations, LAN has a modern fleet that, as of December 2009, comprised 53 planes of the Airbus A320 family, 27 Boeing 767s and five Airbus A340s, with an average age of approximately 5.6 years. By modernizing its fleet, LAN has increased the efficiency of fuel consumption, thereby also achieving an important reduction in its emissions of greenhouse gases in line with the Company's commitment to efforts to stem climate change.

As part of its continued commitment to its passengers, in late 2009, LAN signed a series of agreements with Sabre, one of the major suppliers of IT solutions in the global airline industry. Through this agreement, Sabre will provide the Company with the most advanced technology in reservation and distribution systems, optimization of routes and operational planning. The process of implementing the new system platforms considers a period of adjustment and migration that will last two to three years until its full implementation. This

> Durante 2009 la Compañía implementó un conjunto de iniciativas para incrementar el valor de su programa de viajero frecuente LANPASS, el cual cuenta ya con 3,4 millones de socios repartidos en todos los países en que opera.

In 2009, the Company implemented a series of measures to increase the value of its LANPASS frequent flyer program, which has 3.4 million members across the different countries in which it operates.

mismo tiempo que da cuenta del compromiso de la Compañía por contribuir a la lucha contra el cambio climático, ya que estos equipos reducen en forma importante sus emisiones de gases de efecto invernadero.

En su continuo compromiso con sus pasajeros, a finales de 2009, LAN firmó una serie de acuerdos con Sabre -uno de los más importantes proveedores de soluciones informáticas en la industria aérea mundial- el cual la proveerá con la más avanzada tecnología en el servicio de los sistemas de reservas y distribución, optimización de itinerarios y planificación de operaciones de la Compañía. El proceso de implementación de las nuevas plataformas de sistemas considera un período de ajuste y migración que se extenderá entre dos y tres años hasta su completa puesta en marcha. Este acuerdo representa un paso fundamental en términos de innovación al implementar tecnología de vanguardia en la industria para hacer más eficientes los procesos comerciales y operacionales involucrados en el servicio que la Compañía brinda a sus clientes. Ello permitirá ofrecer itinerarios que se ajusten mejor a las necesidades de los pasajeros y una atención más simple, ágil y expedita tanto en aeropuertos como en los canales de distribución y ventas, mejorando el servicio que LAN brinda en cada una de las etapas de la experiencia de viaje.

Programa LANPASS

Durante 2009 la Compañía implementó un conjunto de iniciativas para incrementar el valor de su programa de viajero frecuente LANPASS, el cual cuenta ya con 3,4 millones de socios repartidos en todos los países en que opera. Entre estas iniciativas destaca el lanzamiento del "Canje Flexible", sistema que permite a los miembros del programa acceder a una mayor cantidad de asientos disponibles y elegir la fecha para viajar en cualquier temporada del año, dependiendo de la cantidad de kilómetros que estén dispuestos a aportar. Lanzado el segundo semestre, el nuevo sistema tuvo una excelente respuesta por parte de los clientes aumentando el canje de kilómetros LANPASS en más de un 40% en el período octubre-diciembre de 2009 en comparación con iguales meses del año anterior.

En la misma línea, la Compañía realizó esfuerzos por fortalecer el programa LANPASS en otros países de la región, dentro de los cuales se incluye el lanzamiento en Ecuador de la tarjeta de crédito Supermaxi-VISA LANPASS del banco PICHINCHA, en Colombia la tarjeta de crédito MasterCard LANPASS de HELM BANK, además de campañas de co-branding en Argentina, Peru, Uruguay y Chile.

agreement represents a major step in terms of innovation by implementing the industry's most advanced technology to streamline business and operational processes involved in the service the Company provides to its customers. This will provide itineraries that best fit the needs of passengers and simpler, agile and efficient attention in airports and in the sales and distribution channels, improving LAN's service provided in each of the stages of the travel experience.

LANPASS Program

In 2009, the Company implemented a series of measures to increase the value of its LANPASS frequent flyer program, which has 3.4 million members across the different countries in which it operates. In one of the most important initiatives, it launched the Canje Flexible (Flexible Exchange) system under which LANPASS holders have access to a larger number of seats and, depending on the number of miles they are willing to exchange, can choose the date at which they wish to fly in any season of the year. Launched in the second half of 2009, this new system met with an excellent response, with the number of miles exchanged between October and December showing more than a 40% increase over the same period of the previous year.

In 2009, the Company also took measures to strengthen the LANPASS program in other countries of the region. These included the launch of the Pichincha Bank's Supermaxi-VISA LANPASS credit card in Ecuador and the Helm Bank's MasterCard LANPASS card in Colombia as well as co-branding campaigns in Argentina, Peru, Uruguay and Chile.

Negocio de Pasajeros Internacional

International Passenger Business

Durante el año 2009, LAN presentó un sostenido crecimiento en su operación internacional de pasajeros, demostrando su sólido posicionamiento en las rutas que opera y su capacidad para adecuarse a los más complejos escenarios. Es así como el tráfico de pasajeros de la Compañía, incluyendo rutas regionales y de largo alcance, aumentó un 6,9% en comparación con el año 2008, mientras que la oferta -medida en ASKs- se incrementó en 5,6%. Las rutas que más crecieron fueron a Europa y al Pacífico Sur, seguidas por las regionales. Como resultado de lo anterior, el factor de ocupación se mantuvo en 77,8%.

Estos resultados, en un año marcado por la crisis económica así como por la gripe A H1N1, fueron la consecuencia de las distintas acciones que la Compañía realizó para estimular la demanda. Entre estas destaca la extensión del modelo de negocios de bajo costo aplicado en los mercados domésticos de Chile y Perú a los servicios internacionales de corto alcance, como por ejemplo la ruta Santiago-Mendoza, incrementando el tráfico en más de un 75%.

El sostenido desarrollo de la red de cobertura de la Compañía ha sido determinante en los crecimientos de LAN y en este sentido el año 2009 no fue la excepción, ya que se agregaron nuevos destinos e incrementaron frecuencias en algunas rutas clave, de tal forma de ofrecer más y mejores alternativas a los pasajeros que viajan tanto por negocios como por turismo.

En el ámbito regional, la Compañía continuó consolidando su hub en Lima, que constituye el centro de la red latinoamericana y que complementa su red intercontinental, mediante la apertura de nuevas rutas a Cartagena, Quito, Cali y Córdoba desde Lima; y el aumento de frecuencias a los destinos ya existentes.

Gracias a la amplia red operada por LAN y en su misión de promover el turismo hacia Sudamérica, viajeros de las más diversas latitudes pueden conocer las maravillas de Cusco; la exótica Isla de Pascua; las imponentes Cataratas del Iguazú; además de los atractivos destinos de la Patagonia en Chile y Argentina, entre los que destacan las ciudades de Punta Arenas, Ushuaia, El Calafate y Bariloche. En planes se encuentra agregar a estos puntos las bellas Islas



> Gracias a la amplia red de LAN viajeros de las más diversas latitudes pueden conocer las maravillas de Cusco; la exótica Isla de Pascua; las imponentes Cataratas del Iguazú; además de los atractivos destinos de la Patagonia en Chile y Argentina.

Thanks to LAN's broad network of services, visitors from around the world can experience the wonders of Cusco, the exotic appeal of Easter Island, the amazing Iguazu Falls or the attractions of Patagonia in Chile and Argentina.

In 2009, LAN's international passenger business reported sustained growth, demonstrating its solid position on the routes it operates and its ability to adjust to even the most complex situations. The Company's passenger traffic, including regional and long-haul services, increased by 6.9% during 2009 and capacity measured in ASKs rose by 5.6%. The highest growth was on routes to Europe and the South Pacific, followed by regional routes. As a result, the load factor held steady at 77.8%.

These results, in a year overshadowed by the economic crisis and the outbreak of AH1N1, influenza, reflect the different measures taken by the Company to stimulate demand. These included the extension of its low-cost business model from Chile's and Peru's domestic markets to short-haul international services such as the Lima-Guayaquil and Santiago-Mendoza routes on which traffic rose by more than 75%.

LAN's sustained development of its coverage has been a crucial factor in its growth and 2009 was no exception. New routes were added along with increased flights on some

Pasajeros
Passengers


15.404,3
000s
(pasajeros/passenger)
2004
2005
2006
2007
2008
2009

Tráfico
Traffic


RPK
29.830,1
(millones/millions)
2004
2005
2006
2007
2008
2009

Capacidad
Capacity


ASK
38.777,1
(millones/millions)
2004
2005
2006
2007
2008
2009

Galápagos, con lo cual la Compañía servirá los principales atractivos turísticos de la región. LAN ha complementado su red de cobertura propia con la suscripción de alianzas estratégicas y acuerdos comerciales con prestigiosos operadores aéreos del mundo. En este contexto destaca su participación en **one**world, siendo la única aerolínea de Sudamérica que integra este selecto grupo de empresas aéreas, cuyo denominador común es la entrega de un producto de excelencia en servicio y seguridad internacional.

Oneworld celebró en el año 2009 su décimo aniversario con un total de once aerolíneas socias, tras la incorporación de Mexicana de Aviación en el mes de noviembre. Los otros miembros de la alianza son American Airlines, British Airways, Cathay Pacific, Finnair, Iberia, Japan Airlines, Malév Hungarian Airlines, Qantas y Royal Jordanian, a los que se suma una veintena de aerolíneas asociadas, entre las cuales se incluyen American Eagle y Dragonair. Cabe destacar que la compañía líder en el mercado doméstico de Rusia, S7, está en vías de incorporarse a la alianza durante 2010.

En su conjunto, este grupo de aerolíneas vuela a casi 750 aeropuertos en cerca de 150 países. Opera una flota combinada de aproximadamente 2.500 aviones, con unos 8.500 vuelos al día y unos 330 millones de pasajeros transportados al año.

key existing routes in order to offer more and better alternatives to both business and holiday travelers.

In 2009, the Company continued to consolidate its hub in Lima, which serves as the center of its Latin American network and also complements its intercontinental network, by opening new routes and increasing flights on existing routes.

As part of its mission, LAN seeks to promote tourism to South America and, thanks to its broad network of services, visitors from around the world can experience the wonders of Cusco, the exotic appeal of Easter Island, the amazing Iguazu Falls or the attractions of Patagonia in Chile and Argentina, including the cities of Punta Arenas, Ushuaia, El Calafate and Bariloche. In future, the Company also plans to include among its destinations the beautiful Galapagos Islands, thereby serving the region's main tourist attractions.

In addition to its own network of services, LAN has signed strategic alliances and marketing agreements with other prestigious international airlines. In particular, it is a member of **one**world and is, moreover, the only South American airline to form part of this select group of operators, distinguished by its high International service and safety standards.

In 2009, **one**world celebrated its tenth anniversary and, with the incorporation of

> LAN ha complementado su red de cobertura mediante alianzas estratégicas y acuerdos comerciales con prestigiosos operadores aéreos. En este contexto destaca su participación en **one**world, siendo la única aerolínea de Sudamérica que integra este selecto grupo de empresas aéreas.

In addition to its own network, LAN has signed strategic alliances and marketing agreements with other prestigious international airlines. In particular, it is a member of one world and is, moreover, the only South American airline to form part of this select group of operators.

Factor de Ocupación
Load Factor


76,9%
2004
2005
2006
2007
2008
2009

Yield*
Yield*


US$
8,80
(centavos/cents)
2004
2005
2006
2007
2008
2009

Ingreso por ASK*
Revenue per ASK*


US$
6,77
(centavos/cents)
2004
2005
2006
2007
2008
2009

* 2008 y 2009 de acuerdo a Normas Internacionales de Información Financiera, años anteriores bajo Principios Contables Generalmente Aceptados en Chile
* 2008 and 2009 under International Financial Reporting Standards, previous years under Generally Accepted Accounting Principles in Chile

> LAN desarrolló aún más la conectividad al interior de la región, a través de un importante aumento de frecuencias. Desde Santiago se aumentaron frecuencias hacia Lima, Mendoza y Montevideo, además del continuo desarrollo del Hub regional en Lima.

LAN also contributed to increase connectivity within the region through an important increase in services on existing routes, adding new flights from Santiago to Lima, Mendoza and Montevideo, and continuing to develop its regional hub in Lima.

Para celebrar su décimo aniversario, las aerolíneas miembros de este selecto grupo pintaron en 2009 una parte de su flota de aviones con la imagen de **one**world y lanzaron diversas promociones, como símbolo de la renovación de su compromiso con la alianza. A esto se sumaron mejoras en los servicios online con el objeto de facilitar las reservas en vuelos de todas las aerolíneas miembros.

De esta forma, **one**world se perfila como la primera alianza global que hace posible que los socios de los programas de viajero frecuente puedan reservar online los tickets premios en los vuelos de las líneas aéreas integrantes de la alianza, conjuntamente con lograr que cada una de ellas venda vuelos operados por sus socios en conexión con sus propios vuelos en su página web. Cabe recordar que **one**world fue también la primera alianza que hizo posible que sus pasajeros pudieran volar en conexión con vuelos operados por diferentes líneas aéreas **one**world utilizando el ticket electrónico.

En línea con su enfoque de servicio centrado en lo que el cliente pasajero busca al momento de viajar –calidad de servicio y seguridad–, en 2009 LAN finalizó el proceso de reconfiguración de la flota de largo alcance, integrada por 27 Boeing 767-300 y cinco Airbus 340. Gracias a la culminación de este proyecto iniciado en 2006, todos los vuelos internacionales que opera la Compañía a Norteamérica, El Caribe, Europa y el Pacífico Sur, son realizados en aviones equipados con la nueva Premium Business y renovada

Mexicana de Aviación in November, reached a total of 11 members, including American Airlines, British Airways, Cathay Pacific, Finnair, Iberia, Japan Airlines, Malév Hungarian Airlines, Qantas and Royal Jordanian. In addition, it has some 20 associate members such as American Eagle and Dragonair, while Russia's leading domestic airline, S7, is expected to join the alliance in 2010.

In total, this group of airlines flies to almost 750 airports in close to 150 countries, with a combined fleet of some 2,500 aircraft and 8,500 flights daily, and carries around 330 million passengers a year.

As part of **one**world's celebration of its tenth anniversary in 2009, its members painted some of their aircraft with its logo and launched a series of special offers in a sign of the renewal of their commitment to the alliance. In addition, they made a number of improvements to their online services in a bid to facilitate bookings of flights with all its member airlines.

In this way, **one**world has positioned itself as the first global alliance to allow members of its frequent flyer programs to exchange their miles online for flights operated by its different airlines. Through their websites, each of its members can, moreover, sell flights operated by other members of the alliance in conjunction their own flights. It is also important to note that **one**world was the first alliance to allow passengers to use a single electronic ticket for journeys combining flights by its different airlines.





clase Económica, posicionado a LAN como la única aerolínea de Sudamérica que ofrece un producto de esta calidad en los vuelos de largo alcance.

La nueva Premium Business de LAN cuenta con asientos cama full flat reclinables en 180°, lo que permite el pleno descanso del pasajero durante el viaje. A ello se suma un servicio a bordo de categoría mundial, con una carta de menú basada en una exclusiva selección de productos nobles de temporada, característicos de esta región del mundo, y elaborado por un destacado panel de chefs internacionales. Por su parte, la clase Económica se renovó completamente, con la incorporación de nuevos asientos que tienen un mayor grado de reclinación, cada uno de los cuales cuenta con pantallas individuales y una amplia oferta de música, juegos y películas, todo ello con el objetivo de hacer más placentero el viaje. En ambas clases LAN ofrece un sistema de entretenimiento de última generación, que sitúa a la Compañía entre las aerolíneas con mayor variedad de programación del mundo.

El proyecto de reconfiguración de la flota de largo alcance de LAN representó una inversión de aproximadamente US$120 millones, lo que confirma la preocupación de la Compañía por brindar a sus pasajeros la mejor experiencia de viaje y ganar así su preferencia.

Para asegurar un servicio de excelencia en sus rutas regionales, la Compañía lanzó en 2008 la nueva Premium Economy en su flota A320, una clase especialmente pensada para ofrecer un producto adecuado a las necesidades de los clientes que viajan por negocios dentro de Sudamérica. La Premium Economy permite al pasajero disfrutar de más espacio y comodidad en una cabina exclusiva para 12 personas, donde el asiento central de cada fila se convierte en una mesa que permite trabajar adecuadamente durante el vuelo.

Gracias a sus atributos diferenciadores en servicio y flota, durante 2009 LAN continuó avanzando en la consolidación de su liderazgo en el transporte internacional de pasajeros en los distintos mercados en que opera, posicionándose exitosamente frente

In 2009, in line with its focus on the needs and expectations of passengers - high service and safety standards - LAN completed the reconfiguration of its long-haul fleet formed by 27 Boeing 767-300s and five Airbus 340s. Thanks to this project which began in 2006, all the Company's international routes to North America, the Caribbean and the South Pacific are served by planes with the new Premium Business class and a renovated Economy section, positioning LAN as the only South American airline to offer a product of this quality on long-haul flights.

LAN's new Premium Business class has full-flat seats that recline in 180°, allowing its passengers to rest properly during their flight. In addition, it offers a world-class in-flight service, with a menu based on an exclusive selection of the best products in season that are characteristic of South America and prepared by a panel of distinguished international chefs. Similarly, the Economy class was completely overhauled with the installation of new seats that recline further and each have individual

> El proyecto de reconfiguración de la flota de largo alcance de LAN representó una inversión de aproximadamente US$120 millones, lo que confirma la preocupación de la Compañía por brindar a sus pasajeros la mejor experiencia de viaje y ganar así su preferencia.

The retrofit of LAN's long-haul fleet represented an investment of approximately US$120 million, confirming the Company's commitment to offering its passengers the best travel experience and, thereby, gaining their loyalty.



a la competencia que enfrenta en sus rutas internacionales y regionales. En las rutas a Norteamérica LAN compitió principalmente con American Airlines y Delta, mientras que en los vuelos con destino a Europa lo hizo con Iberia y AirFrance-KLM. En el mercado regional los competidores más relevantes fueron TACA, AVIANCA, TAM y GOL.

Como nuevos destinos internacionales se incorporaron durante 2009 la ruta Lima-Cartagena, con dos frecuencias semanales, y la ruta Lima-Cali vía Quito, con tres vuelos semanales. Adicionalmente se inauguraron las rutas Lima-Punta Cana; Lima-Cancún, vía Ciudad de México y Lima-Córdoba. Además, se abrieron las rutas Santiago-Cancún, vía Ciudad de México, y Santiago-La Habana, vía Punta Cana.

Asimismo, en este período LAN desarrolló aún más la conectividad al interior de la región, a través de un importante aumento de frecuencias. Desde Santiago se aumentaron frecuencias hacia Lima Mendoza y Montevideo. Además, en línea con el continuo desarrollo del Hub regional en Lima, LAN Perú aumentó su oferta en vuelos regionales desde la capital peruana hacia Santa Cruz, Quito, Bogotá. A su vez, la Compañía incremento las frecuencias que ofrece en los destinos de largo alcance, mejorando el producto gracias a una mayor disponibilidad de vuelos en rutas hacia Madrid, Miami y Nueva York.

screens, offering a wide variety of music, games and movies that seeks to make journeys more pleasurable In both classes, LAN offers a latest-generation entertainment system with one of the world's largest selections of programs.

The retrofit of LAN's long-haul fleet represented an investment of approximately US$120 million, confirming the Company's commitment to offering its passengers the best travel experience and, thereby, gaining their loyalty.

To ensure service excellence in its regional routes, the Company launched in 2008 the new Premium Economy on its A320 fleet, a class specially designed to offer a product suited to the needs of clients traveling for business within South America. Premium Economy passengers can enjoy more space and comfort in an exclusive cabin for 12 people, where the middle seat in each row becomes a table to work comfortably during the flight.

In 2009, thanks to the distinguishing characteristics of its service and fleet, LAN continued to consolidate its leadership as an international passenger carrier in the different markets in which it operates, successfully positioning itself against the competition on its international and regional routes. On routes to North America its main competitors were American Airlines and Delta, while in routes to Europe its main competitors were Iberia and Air France – KLM. In the regional market the most relevant competitors were TACA, AVIANCA, TAM and GOL.

In 2009, LAN launched a new service between Lima and Cartagena, with two flights weekly, and from Lima to Cali via Quito, with three flights weekly. In addition, it opened routes from Lima to Punta Cana, from Lima to Cancún via Mexico City, and from Lima to Córdoba; as well as new routes from Santiago to Cancún via Mexico City and to La Habana via Punta Cana.

At the same time, LAN also contributed to increase connectivity within the region through an important increase in services on existing routes, adding new flights from Santiago to Lima, Mendoza and Montevideo; and continuing to develop its regional hub in Lima where LAN Peru launched new services to Santa Cruz, Quito, Bogotá, Mendoza and Montevideo. Regarding long haul destinations the Company increased the frequencies that it offers improving the product through a larger number of flights in routes to Madrid, Miami and New York.




Conexiones Nacionales National Connections
LAN
HSBC
www.hsbc.cl
SCL

Negocio Doméstico Chile

Chilean Domestic Business

Gracias al nuevo modelo de negocios implementado por LAN en las rutas nacionales, la Compañía ha logrado incrementar la demanda en forma sostenida, ampliando las posibilidades de viaje a cada vez más personas.

Thanks to the new business model implemented by LAN on domestic routes in Chile, the Company has seen a sustained increase in demand as it has extended the opportunity to travel to ever more people.

LAN, aerolínea líder del mercado chileno, durante 2009 transportó a más de cuatro millones de personas, un 13,5% más que en el año anterior. La Compañía actualmente sirve a 15 destinos, cubriendo las principales ciudades a lo largo de Chile, además de la ruta Santiago-Isla de Pascua.

En 2009, LAN mostró un sólido crecimiento, medido en RPK (Revenue Passenger Kilometer), de 16,3% en el tráfico de pasajeros ruta doméstica, en tanto, su capacidad aumentó un 13,4%. Como resultado, LAN obtuvo un factor de ocupación de 78,2% a diciembre de 2009.

Estos positivos resultados se lograron además con mejoras en los indicadores de puntualidad, los que, basados en un estándar de quince minutos, alcanzaron un 94% de cumplimiento, equivalente a un incremento de 4,5 puntos porcentuales respecto de 2008. En este mercado, la Compañía, que posee una cuota de participación de 81% en el tráfico doméstico en Chile, compitió con Sky Airlines y Principal Airlines (PAL), la cual ingresó al mercado nacional de transporte de pasajeros en el mes de junio.

Gracias al nuevo modelo de negocios implementado por LAN en las rutas nacionales, la Compañía ha logrado incrementar la demanda en forma sostenida, ampliando las posibilidades de viaje a cada vez más personas. Es así como, desde la aplicación del modelo en abril de 2007, un millón de personas ha volado por primera vez dentro del país.

Este modelo de negocios está basado en una renovación total de la flota, que hoy está compuesta sólo por modernos aviones de la familia Airbus A320, los que gracias a su mayor capacidad de utilización, menor consumo de combustible y baja emisión de ruidos permiten una operación más eficiente y amigable con el medio ambiente. La implementación de esta flota se traduce en una mayor oferta de vuelos directos, más alternativas de horarios, tanto diurnos como nocturnos y tarifas más convenientes. Es así como en 2009, LAN realizó promociones mediante las cuales redujo hasta en 50% promedio las tarifas locales, lo que permitió asegurar sus factores de ocupación.

Con motivo de cumplirse dos años de esta iniciativa, la Compañía lanzó por un día la promoción "Todo Chile por $35 lucas", lo que significó la venta de más de 20 mil pasajes a través de todos los canales de venta de LAN.

En complemento con lo anterior, LAN se ha preocupado de simplificar al máximo sus procesos, de tal forma que viajar sea cada vez más fácil, rápido y a precios accesibles. En este contexto, durante 2009, la Compañía

LAN is the leading airline in the Chilean market and, in 2009, carried over four million passengers, up by 13.5% on the previous year. The Company currently serves 15 destinations, covering the main cities throughout the country as well as the Santiago-Easter Island route.

In 2009, LAN experienced solid growth in domestic passenger traffic. Measured in Revenue Passenger Kilometer (RPK), this reached 16.3% while its capacity expanded by 13.4%, giving a load factor of 78.2% in December 2009.

These positive results were also accompanied by an improvement in punctuality. Calculated using the standard of a 15-minute margin, this increased to 94% in 2009, up by 4.5 percentage points on 2008. LAN accounts for 81% of domestic traffic in Chile where its competitors are Sky Airline and, since June 2009, Principal Airlines (PAL).

Thanks to the mew business model implemented by LAN on domestic routes in Chile, the Company has seen a sustained increase in demand as it has extended the opportunity to travel to ever more people. Indeed, since the model's introduction in April 2007, one million people have flown within Chile for the first time.

This business model is based on a total renovation of the Company's fleet, today comprising only modern planes of the Airbus A320 family. Thanks to their greater utilization capacity, lower fuel consumption and low noise level, they mean operations that are both more efficient and more environmentally friendly. As a result, the Company has been able to offer more direct flights, more flight alternatives during the day and at night, and more convenient fares. In 2009, attractive special offers meant average reductions of up to 50% in local









> Con motivo de cumplirse dos años de esta iniciativa, la Compañía lanzó por un día la promoción "Todo Chile por $35 lucas", lo que significó la venta de más de 20 mil pasajes a través de todos los canales de venta de LAN.

To mark the second anniversary of its initiative, the Company launched a one-day "Todo Chile por $35 lucas" (All Chile for 35,000 pesos) offer during which over 20,000 tickets were sold through the Company's different sales channels.

continuó potenciando su sitio web LAN.com para facilitar la reserva y compra de pasajes por internet, agilizando el proceso de chequeo en aeropuerto. Cabe destacar que todas las rutas operadas por LAN en Chile cuentan con el servicio de Check-in mediante la página web. A través de cinco simples pasos los pasajeros pueden elegir su asiento e imprimir la tarjeta de embarque desde la comodidad de su casa u oficina. Adicionalmente, se potenció la funcionalidad de LAN.com por medio de la venta de paquetes turísticos y la ampliación de las alternativas de pago, haciendo cada vez más completa y atractiva esta herramienta para los pasajeros.

En línea con su constante preocupación por entregar un servicio eficiente y de calidad, en agosto de 2009, LAN implementó oficialmente en el aeropuerto de La Florida, ubicado en la ciudad de La Serena, un nuevo procedimiento de aproximación aérea denominado Required Navigation Performance (RNP). Este sistema, aplicado por primera vez en el país, permite reducir en forma considerable los atrasos y cancelaciones de vuelos producidos por condiciones climáticas complejas. Con la implementación de RNP, Chile se pone a la vanguardia de Latinoamérica y el mundo, implementando un procedimiento liderado por la Dirección General de Aeronáutica Civil (DGAC) en conjunto con los especialistas y pilotos de LAN. Todo un esfuerzo tecnológico y humano en beneficio de la aeronavegación comercial chilena. La implementación de esta tecnología en La Serena es el punto de partida para la creación de otros procedimientos RNP en distintos aeropuertos a lo largo de Chile.

Mediante iniciativas como ésta, LAN refleja su compromiso con el desarrollo del país, buscando constantemente nuevas formas de mejorar la conectividad en Chile.



fares which, in turn, ensured load factors.

To mark the second anniversary of its initiative, the Company launched a one-day Todo Chile por $35 lucas (All Chile for 35,000 pesos) offer during which over 20,000 tickets were sold through the Company's different sales channels.

LAN has, in addition, endeavored to simplify its processes as much as possible so that travelling is ever easier, faster and affordable. In this context, it continued to develop its website, LAN.com, in 2009, facilitating online bookings and sales and making for simpler check-in at the airport. Passengers on all LAN's routes in Chile can check in on LAN.com in a process, involving just five simple steps, that allows them to choose their seat and print their boarding pass from the comfort of their home or office. New functions were also added to the site to permit the sale of tourist packages and increase the number of payment options, making it an ever more comprehensive and attractive tool for passengers.

In August 2009, as part of its constant concern to provide an efficient, high-quality service, LAN officially implemented Chile's first Required Navigation Performance (RNP) system at the La Florida airport in the city of La Serena. This system permits a significant reduction in delays and flight cancellations in bad weather conditions. The initiative, led by Chile's Civil Aviation Authority (DGAC) together with LAN's experts and pilots, puts Chile in the vanguard not only of Latin America, but also of the world in a technological and human effort that benefits the commercial aviation industry in Chile. The inauguration of this technology in La Serena is the starting point for the creation of other RNP procedures at different airports throughout Chile.

Through such initiatives, LAN continues to demonstrate its commitment to the country's development and its constant quest to find new ways to improve connectivity in Chile.

LAN Perú

En el año 2009 LAN Perú cumplió diez años de exitosa operación, aniversario que celebró con la consolidación de su liderazgo en el país, con más de tres millones de personas transportadas en las rutas nacionales.

In 2009, LAN Peru completed a decade of successful operations and marked the anniversary by consolidating its leadership in this market, transporting over three million passengers on domestic routes.

En el año 2009 LAN Perú cumplió diez años de exitosa operación, aniversario que celebró con la consolidación de su liderazgo en el país, con más de tres millones de personas transportadas en las rutas nacionales.

Para la Compañía, mejorar cada vez más la conectividad dentro del Perú ha sido una constante desde su creación y es así como hoy sirve 14 puntos dentro del país con al menos dos vuelos diarios a cada destino, excepto Tumbes. El aumento de la oferta doméstica durante el año 2009, que alcanzó un 16,2%, estuvo dado por el aumento de frecuencias a los destinos existentes y por el inicio de vuelos que permitieron conectar ciudades en el interior del país sin tener que pasar por Lima. Ejemplo de esto son las rutas que unen Cusco con Arequipa y Juliaca que se iniciaron en 2008, mientras que este año se comenzó a operar la ruta que une Tacna e Iquitos. Esta es una iniciativa que a futuro la Compañía espera replicar en otros puntos del país.

Asimismo, en este período LAN Perú continuó avanzando en su estrategia de aumentar la oferta según las necesidades del mercado. Es así como en el mes de agosto aumentó las frecuencias en la ruta Iquitos-Lima de tres a cinco vuelos diarios. Este incremento de las frecuencias obedece a la respuesta positiva del público, en especial del turismo extranjero, básicamente el europeo y norteamericano.

Cusco, la principal ciudad turística del país, es el destino que concentra la mayor cantidad de operaciones domésticas de LAN Perú, ruta en la que ofrece 13 vuelos diarios, aunque ha llegado a operar hasta 18 vuelos diarios en ese tramo. Para el año 2010 la Compañía tiene planes de iniciar vuelos nocturnos en esta ruta, gracias a la implementación del nuevo sistema satelital de navegación aérea, denominado RNP. Esta tecnología de vanguardia permite que los aviones puedan aterrizar a pesar de condiciones climáticas adversas, evitando la mayor parte de las cancelaciones de vuelo.

Para desarrollar su operación doméstica LAN Perú cuenta con una moderna flota de aviones compuesta por 16 Airbus 319, con capacidad para 144 pasajeros. Esto lo convierte en la única aerolínea del país que opera aeronaves de última generación para el servicio nacional, lo que es consistente con el objetivo de LAN de brindar la mejor y más segura experiencia de vuelo a todos los pasajeros. Adicionalmente, LAN Perú mantiene en todo momento altos estándares de servicio, con niveles de puntualidad que alcanzaron 91,7% -basado en un estándar de

In 2009, LAN Peru completed a decade of successful operations and marked the anniversary by consolidating its leadership in this market, transporting over three million passengers on domestic routes.

Since the Company's launch, one of its key concerns has been to contribute to ever greater connectivity within Peru. Today, it serves 14 destinations within the country to all of which, except Tumbes, it has at least two flights a day. In 2009, the Company's domestic operations showed an expansion of 16.2%, due both to an increase in the number of flights to existing destinations and the incorporation of new flights connecting cities in the interior of the country without the need to pass through Lima. Examples of these new routes include those between Cusco, Arequipa and Juliaca which begun in 2008, while in this year Lan Peru started operations between Tacna and Iquitos, initiatives that, in future, the Company hopes to repeat in other parts of the country.

In 2009, LAN Peru also made further progress on its strategy of increasing the services it offers in line with market needs. In August, for example, it began to operate five daily flights, up from three, on the Iquitos-Lima route, reflecting a positive market response, particularly from European and North American tourists.

Cusco, the country's most important tourist destination, accounts for most of LAN Peru's domestic operations and is served by 13 - and, sometimes 18 - flights each day. In 2010, the Company also plans to start nighttime flights on this route, taking advantage of the implementation of a new satellite air navigation system, known as RNP. Using the latest technology, this allows planes to land even in adverse weather conditions, largely preventing the need for flight cancellations.

For its domestic operations, LAN Peru has a modern fleet of planes, comprising 16 Airbus 319s, with a capacity for 144 passengers. It is the only airline in Peru to operate these latest-generation planes on domestic routes. This is in line with its goal of providing the best and









> El aumento de la oferta doméstica durante el año 2009, que alcanzó un 16,2%, estuvo dado por el aumento de frecuencias a los destinos existentes y por el inicio de vuelos que permitieron conectar ciudades en el interior del país sin tener que pasar por Lima.

The Company's domestic operations showed an expansion of 16.2%, due both to an increase in the number of flights to existing destinations and the incorporation of new flights connecting cities in the interior of the country without the need to pass through Lima.

quince minutos- durante 2009, un aumento de 3,2 puntos con respecto a 2008.

El 2009 fue un año de importante crecimiento para la operación doméstica de LAN Perú, lo que se vio reflejado en un aumento de 12,5% en el tráfico, con un factor de ocupación que alcanzó el 73,5% Un porcentaje importante de estos pasajeros voló por primera vez, lo que fue impulsado por la campaña de aniversario, que logró captar a 69,000 pasajeros y por la campaña "El Perú es tuyo, conócelo", con la que se incentivó fuertemente la industria. Al igual que en el mercado doméstico de Chile, se trata de un modelo de negocios para vuelos de corto alcance que se basa en la mayor utilización de la flota Airbus, con tarifas más económicas y competitivas. Esto ha sido clave en el incremento de la demanda, permitiendo que más pasajeros, peruanos o extranjeros, puedan acceder a más viajes en avión a un menor costo, constituyéndose de esta forma en un mecanismo real de desarrollo de la economía nacional.

Los principales competidores de LAN Perú en el mercado doméstico durante el 2009 fueron Star Perú, LC Busre y Taca Perú. Adicionalmente, a finales de año, comenzó a operar Peruvian Airlines, una aerolínea de capital peruano. Ésta inició vuelos en octubre a Arequipa y en noviembre a Tacna con dos aviones. A pesar del incremento en la competencia, a diciembre de 2009, LAN Perú mantenía una participación de mercado de 77% del tráfico doméstico.

A lo largo de sus 10 años de operación, LAN Perú ha protagonizado un proceso de expansión a gran escala, gracias a su amplia red y alternativas de viaje a los pasajeros de todo el mundo, sumado a la entrega de un servicio de calidad y altos estándares internacionales de seguridad. Hoy, LAN Perú es una aerolínea sólida y compenetrada con el país, aportando de manera importante al turismo, la conectividad y el desarrollo económico y social del Perú. En este exitoso proceso es importante destacar que ha sido determinante el profesionalismo de su equipo humano. Finalmente, la Compañía ha recibido además importantes reconocimientos, como ser elegida la aerolínea preferida por los ejecutivos, según la Cámara de Comercio de Lima y recibir los premios Anda y Amauta de Plata por excelencia en endomarketing durante el 2009.



safest flight experience for all its passengers. LAN Peru also maintains high service standards at all times, including punctuality which, in 2009, reached 91.7% up by 3.2 percentage points on 2008.

LAN Peru's domestic operations experienced strong growth in 2009, with a 12.5% increase in traffic and a load factor of 73.5%. An important percentage of these passengers were first-time flyers, a trend fostered by the Company's anniversary campaign, which resulted in 69,000 new passengers, and by the El Perú es tuyo, conócelo (Peru is yours; get to know it) campaign, which gave the industry an important boost. The Company has implemented a short-haul business model - similar to that for Chile's domestic market - that seeks to maximize utilization of its Airbus fleet so as to offer cheaper and more competitive prices. This has been key in demand growth, allowing more passengers - both Peruvian and from overseas - to fly more often at a lower cost and, thereby, making a real contribution to national economic development.

In 2009, LAN Peru's main competitors in the domestic market were Star Perú, LC Busre and Taca Perú. In the latter part of the year, Peruvian Airlines, a locally-owned Company, also started operations. In October, it launched flights to Arequipa and, in November, to Tacna, using two planes. In December, however, despite this increased competition, LAN Peru continued to account for 77% of domestic traffic.

LAN Peru's large-scale expansion over the last ten years reflects its broad network and the different travel options it offers passengers from around the world as well as its high-quality service and adherence to high international safety standards. Today, LAN Peru is a solid airline that is an established part of the country and makes an important contribution to tourism, connectivity and the country's economic and social development. It is important to note that the professionalism of the Company's employees has played a decisive role in the success of this process. Finally, the Company has received important awards including its selection by the Lima Chamber of Commerce as the airline preferred by business executives and the Anda and Amauta de Plata prizes for excellence in endomarketing during 2009.

Destinos

Destinations



Vancouver
Seattle
Portland
Minneapolis
Montreal
Toronto
Detroit
Boston
Chicago
New York
San Francisco
Denver
Saint Louis
Baltimore
Philadelphia
Washington D. C.
San Jose
Las Vegas
Durham
Raleigh
Belleville
Charlotte
Los Angeles
Atlanta
San Diego
Tijuana
Dallas
Houston
Nueva Orleans
Hermosillo
Orlando
Tampa
Torreon
Monterrey
Miami
San José Cabo
La Habana
Guadalajara
Leon
Merida
Cancun
Ciudad de Mexico
Punta Cana
Santo Domingo
San Juan
Villahermosa
Acapulco
Guatemala
San José
Cartagena de Indias
Panama
Valencia
Caracas
Medellin
Cali
Bogota
Quito
Guayaquil
Cuenca
Iquitos
Tumbes
Manaos
Fortaleza
Natal
Piura
Tarapoto
Chiclayo
Cajamarca
Trujillo
Pucallpa
Recife
Maceio
Puerto Maldonado
Lima
Cuzco
Salvador
Juliaca
Brasilia
La Paz
Porto Seguro
Arequipa
Tacna
Santa Cruz
Vitoria
Arica
Belo Horizonte
Iquique
Viracopos
Maringa
Calama
Londrina
Cabo Frio
Ciudad del Este
Rio de Janeiro
Antofagasta
Salta
Curitiba
Sao Paulo
Asuncion
Iguassu
Papeete
Copiapo
Tucuman
Florianopolis
Iguazú
Isla de Pascua
La Serena
Cordoba
Porto Alegre
San Juan
Mendoza
Punta del Este
Santiago
Montevideo
Buenos Aires
Concepcion
Temuco
Valdivia
Pucón
Neuquen
Osorno
Puerto Montt
Bariloche
Comodoro Rivadavia
Balmaceda
El Calafete
Rio Gallegos
Mount Pleasant
Punta Arenas
Ushuaia
Palma de Mallorca
Londres
Bilbao
Madrid
Valencia



sterdam
ruselas
Frankfurt
aris
Munich
Ginebra
Zurich
Milán
Venecia
Pamplona
Roma
Barcelona
licante
Seúl
Sydney
Destino de Pasajeros y Carga
Passenger & cargo Destinations
Destino sólo Carga
Cargo-only Destinations
Acuerdos Código Compartido Pasajeros
Passenger Code - Share Agreements
Acuerdos Comerciales Carga
Cargo Commercial Agreements
Acuerdos Interlineales desde / hacia Asia (Carga)
Interline Agreements to / from Asia (Cargo)

LAN Ecuador

En abril de 2009 se produjo un importante hito para la empresa y para el mercado aeronáutico ecuatoriano: el ingreso de la Compañía al mercado doméstico.

In April 2009, LAN Ecuador went on to launch operations in the country's domestic market, marking a milestone not only for the Company itself but also for Ecuador's airline industry.

LAN Ecuador cumplió seis años de exitosa operación internacional en abril de 2009, año en el que además se produjo un importante hito para la empresa y para el mercado aeronáutico ecuatoriano: el ingreso de la Compañía al mercado doméstico. Dicho ingreso marca un punto decisivo en el mercado doméstico ecuatoriano, ya que se logró que más personas tengan acceso al transporte aéreo gracias a disponer de mejores tarifas con un servicio de clase mundial.

La operación doméstica en Ecuador se integra con la red de destinos que la Compañía ofrece al interior de la región y con los destinos internacionales fuera de ésta. Con este avance LAN reafirma su compromiso con el Ecuador, contribuyendo a mejorar la conectividad dentro del país, además de promover turismo y el desarrollo económico nacional.

Al cierre del ejercicio, LAN Ecuador operaba 49 vuelos semanales diarios entre Guayaquil y Quito, una de las rutas más densas de Latinoamérica, además de cuatro vuelos semanales a Cuenca desde Quito y siete desde Guayaquil. Durante el 2010 se espera incorporar a su itinerario las Islas Galápagos. En sus primeros nueve meses de operación en el transporte doméstico de pasajeros, LAN Ecuador movilizó 367 mil personas, alcanzando un factor de ocupación de 71,1%y, a diciembre de 2009, una participación de 15% en todas las rutas domésticas. En las rutas nacionales dentro del Ecuador la Compañía compite principalmente con Tame, Aerogal e ICARO.

LAN Ecuador tiene los más altos estándares de puntualidad de la industria; un 90% de los vuelos salen a la hora programada -basado en un estándar de quince minutos- y además, cuentan con un 100% de regularidad. Como otro de los grandes beneficios para los clientes, se incorporaron los mejores recursos tecnológicos, logrando que un 30% de los pasajeros se chequeen electrónicamente sin tener que pasar por el counter.

La llegada de LAN Ecuador al mercado doméstico de Ecuador representa un valioso aporte al desarrollo del transporte aéreo de personas dentro del país, ya que pone al alcance de los viajeros ecuatorianos la flota más moderna de la región y un servicio de excelencia con los más elevados estándares de seguridad internacional. Para desarrollar este servicio, LAN Ecuador dispone de dos aviones Airbus A318 de última generación, con

In April 2009, LAN Ecuador completed six years of successful international operations and went on to launch operations in the country's domestic market, marking a milestone not only for the Company itself but also for Ecuador's airline industry. Its debut constituted a turning point in the country's domestic market by broadening access to air travel, thanks to lower prices and its world-class service.

The Company's domestic operations in Ecuador bring together its network of destinations within the country and its international destinations. This initiative reaffirms LAN's commitment to Ecuador, helping to improve connectivity within the country as well as to promote tourism and the country's economic development.

As of December 2009, LAN Ecuador was operating 49 flights a week between Guayaquil and Quito, one of the heaviest routes in Latin America, as well as four flights a week to Cuenca from Quito and seven from Guayaquil. In 2010, the Company also expects to incorporate flights to the Galapagos Islands.

In its first nine months of operations in the domestic passenger market, LAN Ecuador carried 367,000 people, achieving a load factor of 71.1% and a 15% market share of all domestic routes, as of December 2009. On domestic routes within Ecuador, the Company's main competitors are Tame, Aerogal and ICARO.

LAN Ecuador has the industry's highest punctuality standards, with 90% of its flights taking off on time - based on the standard of a 15-minute margin - and, moreover, a 100% regularity rate. In another important benefit for clients, the best technological resources









> LAN Ecuador tiene los más altos estándares de puntualidad de la industria; un 90% de los vuelos salen a la hora programada -basado en un estándar de quince minutos- y además, cuentan con un 100% de regularidad.

LAN Ecuador has the industry's highest punctuality standards, with 90% of its flights taking off on time - based on the standard of a 15-minute margin - and, moreover, a 100% regularity rate.

capacidad para 126 personas, cuya avanzada tecnología los hace más eficientes en consumo de combustible y, en consecuencia, más amigables con el medio ambiente al reducir en forma importante sus emisiones de CO2. Durante 2010 se incorporará un tercer Airbus A318 a la operación doméstica de Ecuador.

Todo esto ha significado una importante contribución de la Compañía al desarrollo del país, creando más de 300 empleos directos en el año 2009, sumando actualmente un equipo de aproximadamente 900 personas.

LAN Ecuador inició sus operaciones en abril de 2003, operando sólo vuelos internacionales. Actualmente opera todos los días desde Guayaquil y Quito a Nueva York, Miami, Madrid, Santiago y Buenos Aires.

Para el año 2010 LAN Ecuador apunta a consolidar sus rutas nacionales e internacionales. El objetivo es que una mayor cantidad de ecuatorianos perciba los beneficios del transporte aéreo, y con ese fin se continuará formando profesionales de alto nivel e invirtiendo en tecnología que facilite la experiencia de viaje de los pasajeros, mejorando la conectividad de Ecuador con el mundo.



were incorporated and 30% of passengers check in electronically without having to go to the counter.

LAN Ecuador's debut in the domestic market constitutes a valuable contribution to the development of passenger air services in Ecuador, putting the region's most modern fleet at its disposal as well as an excellent service with the highest international safety standards. For these operations, LAN Ecuador has two latest-generation Airbus A318s, with a capacity for 126 passengers. Their advanced technology also increases the efficiency of fuel consumption, significantly reducing CO2 emissions and making them more environmentally friendly. In 2010, the Company will incorporate a third Airbus A318 for domestic operations in Ecuador.

The Company's domestic operations have made an important contribution to Ecuador's development, creating over 300 direct jobs in 2009 and taking the Company's workforce to approximately 900.

LAN Ecuador started operations in April 2003, offering only international flights. At present, it has flights every day from Guayaquil and Quito to New York, Miami, Madrid, Santiago and Buenos Aires.

In 2010, LAN Ecuador will be seeking to consolidate its domestic and international routes. Its aim is for more Ecuadoreans to enjoy the benefits of air travel and, to this end, it will continue to train high-level professionals and invest in technology that facilitates its passengers' journeys, thereby contributing to the development of Ecuador's connections with the rest of the world.

LAN Argentina

Con el objetivo de mejorar la conectividad dentro del país y ser la mejor alternativa para el pasajero, en abril de 2009 la Compañía inauguró la ruta a Tucumán, con dos frecuencias diarias entre Buenos Aires y esa ciudad.

As part of its bid to improve connectivity within Argentina and serve as the best option for passengers, the Company opened a new route in April 2009, with two flights daily between Buenos Aires and Tucumán.

Con más de cuatro años de operación en el país, LAN Argentina continúa expandiendo su operación y se ha consolidado como uno de los principales operadores del mercado aéreo doméstico en Argentina.

Con el objetivo de mejorar la conectividad dentro del país y ser la mejor alternativa para el pasajero, en abril de 2009 la Compañía inauguró la ruta a Tucumán, con dos frecuencias diarias entre Buenos Aires y esa ciudad. Con ello, LAN Argentina elevó a 13 sus destinos domésticos llegando a las ciudades más importantes en términos de tráfico. Adicionalmente, en 2009 LAN Argentina incrementó sus frecuencias a San Juan, con operaciones de lunes a viernes en horario nocturno.

En un mercado regulado, donde su principal competencia es la ahora empresa estatal Aerolíneas Argentinas y su subsidiaria Austral, LAN Argentina elevó su capacidad en un 43,3% en comparación con el año anterior, y mostró un sólido crecimiento de 34,7% en el tráfico de pasajeros doméstico, donde transportó 1,9 millones de personas dentro del país, alcanzando un factor de ocupación de 70,4%. LAN Argentina alcanzó una participación de 30% en el mercado doméstico a diciembre de 2009, en base a la entrega de un servicio de excelencia, con 85,5% del total de vuelos de la Compañía despegando a tiempo -basado en un estándar de quince minutos-, un incremento de seis puntos respecto de 2008, estándares de seguridad internacional que ninguna otra aerolínea ofrece en el país y a una flota de aviones moderna (Airbus A320) que la distingue de la competencia. Nuevamente, al igual que en años anteriores, la excelencia del servicio de LAN Argentina fue distinguida con el primer lugar (oro) de las Premios Bitácora a la industria del turismo en la categoría "línea aérea nacional".

En el año 2009, uno de los hitos más relevantes logrados por LAN Argentina es la inauguración de su nuevo hangar y base de mantenimiento en el Aeroparque Jorge Newbery, en Buenos Aires. La nueva base está emplazada sobre una superficie de terreno de 2.500 metros cuadrados y cuenta con 4.500 metros cuadrados cubiertos para la plataforma de amarre, talleres de mantenimiento, oficinas administrativas, almacenes de repuestos y vestuario, y está equipada con los más altos estándares de la industria para operar en este mercado. En este proyecto la Compañía invirtió US$ 3,2 millones, constituyendo la inversión más importante en infraestructura aeroportuaria de una línea aérea argentina en los 18 últimos años, lo que confirma el compromiso de LAN Argentina por aportar el desarrollo de la industria aerocomercial del país.

After over four years of operations, LAN Argentina continues to expand and has a consolidated position as one of the main operators in Argentina's domestic airline market.

As part of its bid to improve connectivity within Argentina and serve as the best option for passengers, the Company opened a new route in April 2009, with two flights daily between Buenos Aires and Tucumán. This took the number of domestic destinations served by LAN Argentina to 13, covering the country's most important cities in terms of traffic. In 2009, LAN Argentina also increased its services to San Juan, with nighttime flights from Monday to Friday.

In Argentina's regulated market, where its main competition is the now state-owned Aerolíneas Argentinas and its Austral subsidiary, LAN Argentina increased its capacity by 43.3%, compared to 2008, and achieved solid 34.7% growth in domestic passenger traffic, transporting 1.9 million people reaching a load factor of 70.4%. In December 2009, the Company's share of the domestic market reached 30%, reflecting its excellent service standards, with 85.5% of its flights taking off on time - based on the standard of a 15-minute margin - up by six points on 2008, international safety standards that are not matched by any of the country's other airlines and a modern fleet of Airbus A320s that also sets it apart from its competitors. In 2009, as in previous years, the excellence of LAN Argentina's service meant that it took first place (gold) in the "national airline" category of the Bitácora Prizes for the tourist industry.

One of LAN Argentina's key milestones in 2009 was the inauguration of its new hangar and maintenance facilities at the Aeroparque Jorge Newbery airport in Buenos Aires. With an area of 2,500 square meters, the new base includes a covered area of 4,500 square meters for the docking platform, maintenance workshops, administrative offices and storage for spares and clothing, and is equipped to the highest industry standards. At US$3.2 million, this project represented the largest investment in airport infrastructure by an air-


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antigüedades


VISA
Lider
desde
1961
PLAZA

El aumento de las operaciones domésticas de LAN Argentina en 2009, sumado a la inauguración de su nuevo hangar y base de mantenimiento, reafirma el compromiso de la Compañía con el desarrollo de la actividad económica, turística y social del país, ofreciendo más beneficios y comodidades según las necesidades de los pasajeros. Al mismo tiempo, demuestra la confianza de LAN en el alto potencial de desarrollo del mercado argentino, considerando los grandes atractivos que ofrece el país, su potencial de crecimiento, y el bajo nivel de desarrollo del mercado de cabotaje argentino en comparación con el de sus países vecinos.

Durante el 2009 LAN Argentina incrementó sus puntos de venta en las provincias de Tucumán y Buenos Aires, al tiempo que abrió la primera oficina de ventas en Neuquén, donde los pasajeros pueden comprar y reservar pasajes nacionales e internacionales, canjear kilómetros LANPASS, además de consultar información de llegada y salida de vuelos y cambiar pasajes. Ello es consistente con el objetivo de LAN de estar cada día más cerca de sus pasajeros, brindar más opciones y una atención personalizada a los clientes, atendiendo sus necesidades e informando sobre las diferentes alternativas para viajar. Con la apertura de estas nuevas oficinas, LAN suma un total de 11 oficinas comerciales en el país, con 7 de ellas ubicadas en Córdoba, Mendoza, Salta, Rosario, Neuquén, Bariloche y Tucumán.

Por otra parte, para satisfacer de la mejor forma las necesidades de sus clientes corporativos e incrementar la oferta de servicios, en septiembre LAN Argentina lanzó el programa Simple Fly, un nuevo mecanismo que permite a las empresas facilitar la adquisición de pasajes aéreos. El programa consiste en una cuponera virtual de compra anticipada de pasajes, mecanismo que permite reservar vuelos en forma rápida y a una tarifa reducida con un plazo máximo de hasta un año para realizar el viaje. Los principios que sustentan

line in Argentina in 18 years and confirms the Company's commitment to the development of the country's airline industry.

The increase in LAN Argentina's domestic operations in 2009, along with the inauguration of its new hangar and maintenance facilities, also underlined its commitment to the country's economic and social development and that of its tourism industry, providing greater benefits and comfort in line with passengers' needs. At the same time, it demonstrates LAN's confidence in the great development potential of the Argentine market, given the country's important attractions, its growth potential and the limited development of the cabotage market as compared to neighboring countries.

In 2009, LAN Argentina increased its points of sale in the Tucumán and Buenos Aires provinces and also opened its first sales office in Neuquén where passengers can book and buy domestic and international tickets, exchange their LANPASS miles, obtain information about





este programa son la libertad y flexibilidad, aspectos que son altamente valorados por los clientes corporativos, a través de los cuales no es necesario determinar la fecha de los vuelos al adquirir la cuponera. Adicionalmente el programa permite combinar rutas entre sí y emitir tickets desde cualquier punto, pues se gestiona a través de e-ticket desde el sitio LAN.com en internet. Simple Fly está orientado básicamente a la pequeña y mediana empresa en Argentina, ofreciendo más alternativas de viaje a los principales destinos que la Compañía sirve dentro del país, como son las ciudades de Córdoba, Mendoza, Neuquén, Tucumán, Salta, San Carlos de Bariloche, Comodoro Rivadavia y Buenos Aires.

Finalmente, cabe destacar que en 2009 LAN Argentina obtuvo el Registro ISAGO (IATA Safety Audit for Ground Operators), convirtiéndose en la primera aerolínea de Argentina en obtener esta certificación internacional otorgada por IATA (International Air Transport Association). Este nuevo estándar de la industria es una certificación internacional destinada a asegurar el cumplimiento de los altos niveles de seguridad operacional en las operaciones terrestres.

El certificado ISAGO obtenido por la Compañía suma así al registro IOSA –que implica tener documentados e implementados más de 900 estándares y prácticas recomendadas de seguridad operacional –, lo que confirma el sólido compromiso de LAN con la seguridad, respetando los más altos estándares internacionales de la industria.

arrivals and departures and change tickets. This reflects LAN's aim of being ever closer to its passengers and offering more options and a personalized service to clients, meeting their needs and informing them about their different travel alternatives. With the launch of these new sales offices, LAN has a total of 11 in Argentina of which seven are located in Córdoba, Mendoza, Salta, Rosario, Neuquén, Bariloche and Tucumán.

In September, LAN Argentina also launched the Simple Fly program in order to better satisfy the needs of its corporate clients and broaden its range of services. This new mechanism makes it easier for companies to buy air tickets, using a system of virtual coupons they can acquire beforehand, and allows them to book tickets quickly and at a reduced price for journeys within a period of one year. Based on the principles of freedom and flexibility, which are highly valued by corporate clients, the program means that it is not necessary to specify the date of journeys when acquiring the coupons. In addition, it permits combinations of different routes and the issue of tickets at any place, using the e-ticket system available on the LAN.com website. Simple Fly targets principally Argentina's small and mid-sized enterprises, offering them more alternatives for traveling to the main destinations served by the Company within the country such as the cities of Córdoba, Mendoza, Neuquén, Tucumán, Salta, San Carlos de Bariloche, Comodoro Rivadavia and Buenos Aires.

Finally, it is important to note that, in 2009, LAN Argentina became the first airline in Argentina to obtain certification under the Safety Audit for Ground Operations (ISAGO) program of the International Air Transport Association (IATA). This new international certification system for the airline industry is designed to ensure compliance with high levels of safety in ground operations.

This certification follows the Company's IOSA certification - which implies documenting and implementing over 900 standards and practices recommended for operational safety - and confirms LAN's firm commitment to safety and adherence to the industry's highest international standards.

Principales premios y distinciones recibidos por LAN Airlines y sus filiales en 2009

Major awards and recognitions received by LAN Airlines and its subsidiaries in 2009

Global Traveler Awards 2009

Mejor Aerolínea de Centro y Sudamérica

Best Airline in Central and South America

Revista Global Traveler / Global Traveler Magazine

Encuesta Viajeros 2009 / Survey of Travelers 2009

Aerolínea Preferida por los Viajeros de Negocios de América Latina, Mejor Clase Ejecutiva y Mejor Clase Económica, Aerolínea Más Puntual, Mejor Menú a Bordo, Mejor Carta de Vinos, Mejor Atención a Bordo.

Preferred Airline of Business Travelers in Latin America, Best Business Class, Best Economy Class, Most Punctual Airline, Best In-Flight Menu, Best Wine List, Best In-Flight Service

Revista America Economía / America Economía Magazine

Best Managed Companies in Latin America

Aerolínea Mejor Administrada de Latinoamérica

Best Managed Airline in Latin America

Revista Euromoney / Euromoney Magazine

World Airline Awards 2009

Mejor Aerolínea de Sudamérica

Best Airline in Souh America

Skytrax

Encuesta Cámara de Comercio de Lima / Survey by Lima Chamber of Commerce

LAN Perú: Compañia Aérea Preferida por los Ejecutivos Peruanos

LAN Peru: Preferred Airline of Peruvian Executives

Cámara de Comercio de Lima / Lima Chamber of Commerce

Premio a la Excelencia Operacional de Airbus / Airbus Operational Excellence Award

Mejor Operador de la Flota A-319 en el Mundo

World's Top A-319 Fleet Operator

Airbus

Top Performing Airlines

Puesto N°6

6th Position

Revista Aviation Week / Aviation Week Magazine

The Airline Strategy Awards

Enrique Cueto: Premio al Liderazgo en la Industria Aérea 2009

Enrique Cueto: Prize for Executive Leadership 2009

Revista Airline Business / Airline Business Magazine

Ranking de Empresas más Respetadas / Ranking of Most Respected Companies

Premio Nacional del Colegio de Ingenieros de Chile, Categoría Empresa

Chilean Association of Engineers National Prize, Company Category

Colegio de Ingenieros de Chile / Chilean Association of Engineers

Ranking de Empresas más Rrespetadas / Ranking of Most Respected Companies

Empresa Más Respetada de Chile 2009

Most Respected Company in Chile 2009

Revista La Segunda - Adimark / La Segunda - Adimark Magazine

IX Encuesta Anual de Ejecutivos de la Cámara de Comercio de Lima / Lima Chamber of Commerce: IX Annual Survey of Business Executives

Mejor Compañía Aérea del Año 2009

Best Airline of 2009

Cámara de Comercio de Lima / Lima Chamber of Commerce

Las Empresas más Admiradas de Chile/ Most Admired Companies in Chile

Puesto N°10

10th Position

Diario Financiero -PricewaterhouseCoopers / Diario Financiero Newspaper - PricewaterhouseCoopers

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OAG Awards

Mejor Aerolínea de Centro, Sudamérica y Caribe

Best Airline in Central, South America and Caribbean

Official Airline Guide

Premios Bitácora 2009 / Bitácora Prizes 2009

LAN Argentina "Bitácora de Oro" Líneas Aéreas Nacionales

LAN Argentina "Gold Bitácora Prize" in National Airline Category

Industria Turística Argentina / Argentine Tourism Industry

Premios Bitácora 2009 / Bitácora Prizes 2009

LAN Argentina "Bitácora de Oro" Líneas Aéreas Internacionales

LAN Argentina "Gold Bitácora Prize" in International Airline Category

Industria Turística Argentina / Argentine Tourism Industry

Best in Business Travel 2009

Mejor Clase Ejecutiva a Sudamérica

Best Business Class to South America

Revista Business Traveler / Business Traveler Magazine

Forwarders Choice Awards

LAN Cargo "Aerolínea Preferida de América Latina"

LAN Cargo "Preferred Airline in Latin America"

Asociación Canadiense de Transportadores de Carga Internacionales.
Canadian International Freight Forwarders Association, CIFFA.

Air Cargo Excellence Survey

LAN Cargo "Excelencia en Transporte Aéreo"

LAN Cargo "Air Cargo Excellence"

Revista Air Cargo World /Air Cargo World Magazine


LAN
GO

During 2009, LAN received two new Boeing 777-200F, the most modern and efficient cargo aircraft of their type in the world, with a capacity for 104 tonnes of freight and a range of 9,045 kilometers when carrying their maximum weight.

104 toneladas

Tons

Durante 2009 la Compañía recibió dos nuevos aviones Boeing 777-200F, que corresponde al carguero más moderno y eficiente del mundo en su tipo, con una capacidad de carga de 104 toneladas y un alcance de 9.045 kilómetros transportando su máximo peso en carga.

04 Negocio de Carga
Cargo Business

En 2009 LAN Cargo realizó aproximadamente el 60% del transporte de carga en aviones cargueros dedicados y 40% en aeronaves de pasajeros.

In 2009, approximately 60% of the freight handled by the Company was transported in cargo planes and the remaining 40% in passenger planes.



Con una experiencia de más de 80 años en el transporte de carga, LAN Cargo se ha consolidado como el principal operador de carga aérea en la región, liderazgo que ha construido gracias a sus atributos diferenciadores en servicio, confiabilidad y especialización.

A ello se suma su amplia red de destinos y un modelo de negocios que combina exitosamente la operación de aviones cargueros con aviones de pasajeros, garantizando así la óptima utilización de las bodegas de estos últimos. Esto le permite aprovechar las sinergias de los dos negocios y servir a los distintos mercados y clientes en la forma requerida y con la flexibilidad necesaria en términos de capacidad y oportunidad. Es así como en 2009 LAN Cargo realizó aproximadamente el 60% del transporte de carga en aviones cargueros dedicados y 40% en aeronaves de pasajeros.

La flexibilidad que le confiere su modelo de negocios para adaptarse a los cambios en las tendencias del mercado fue clave en la operación de LAN Cargo durante 2009, año en que el negocio se vio impactado por la caída de los mercados de importación y de exportación como consecuencia de la crisis económica mundial. También afectó, aunque en menor medida, la crisis de producción de la industria salmonera en Chile como consecuencia del virus ISA, disminuyendo el volumen de exportaciones desde este país.

En este contexto, el tráfico de LAN Cargo medido en toneladas-kilómetro (RTK) cayó 9,7%, en línea con la caída de 10,1% que experimentó la industria aérea mundial en este segmento. La Compañía redujo su capacidad en aproximadamente 6,0%, con lo cual el factor de ocupación retrocedió 2,8 puntos, situándose en 68,4% a diciembre de 2009. LAN Cargo transportó 649 mil toneladas en el ejercicio, un 1,8% menos que en 2008.

With over 80 years of experience in freight transport, LAN Cargo has emerged as the leading regional air freight carrier, a position achieved thanks to the service standards, reliability and specialization which set it apart within the industry.

In addition, it has a broad network of destinations and a business model that successfully combines the operation of cargo planes with optimum utilization of the belly space of its passenger planes, allowing it to take advantage of the synergies between these two business areas and serve the needs of different markets and clients with the necessary flexibility in terms of capacity and timing. In 2009, approximately 60% of the freight handled by the Company was transported in cargo planes and the remaining 40% in passenger planes.

The flexibility that this business model permits in adapting to changes in market trends was key for LAN's operations in 2009 when the business was affected by the contraction of import and export markets in response to the international economic crisis. In addition LAN CARGO saw a sharp drop in salmon exports from Chile as a result of an outbreak of the ISA virus.

In this context LAN Cargo's traffic decline 9.7% in line with the 10.1% contraction experienced by this segment of the international airline industry. The Company reduced its capacity by approximately 6.0%, resulting in a 2.8 point drop in its load factor to 68.4% in December 2009. LAN Cargo transported 649,000 tonnes of freight in 2009, down by 1.8% on 2008.

In 2009, LAN's cargo revenues fell by 32.1% to US$895.6 million, representing 24.5% of the Company's total annual revenues. The decline in revenues also reflects the 24.8% decline in cargo yields. Approximately half of


LAN
CARGO

> La incorporación de los Boeing 777-200F le permitirá a la Compañía ampliar su cobertura de destinos más allá de la región y particularmente fortalecer su operación carguera a Europa.

The incorporation of the Boeing 777-200F means that the Company will be able to expand its coverage beyond the region and, particularly, strengthen its cargo services to Europe.

Con todo, los ingresos de carga de LAN registraron una disminución de 32,1% en 2009, los que ascendieron a US$ 895,6 millones. De esta forma, el negocio de carga representó el 24,5% del total de los ingresos de la Compañía durante el ejercicio. Estos ingresos reflejan además una caída de 24,8% en el yield del negocio de carga. Aproximadamente la mitad de esta caída corresponde a una reducción de las compensaciones por combustible, que cayeron en línea con la reducción de los precios de este insumo durante 2009.

A través de la implementación de distintas medidas que demuestran la flexibilidad que le reporta su modelo de negocios, LAN Cargo logró hacer frente a las fuertes caídas en sus mercados tradicionales. Es así como la Compañía ajustó su capacidad mediante la disminución de aviones arrendados bajo la modalidad ACMI (Aircraft, Crew, Maintenance, Insurance) y la optimización de su flota carguera propia, compuesta por nueve Boeing 767F. Esto se vio reforzado, además, con el arribo de dos nuevos aviones Boeing 777-200F a mediados de año, que corresponde al carguero más moderno y eficiente del mundo en su tipo, con una capacidad de carga de 104 toneladas y un alcance de 9.045 kilómetros transportando su máximo peso en carga. Esta importante inversión le permitirá a LAN Cargo consolidar su posición competitiva a nivel mundial, al posicionarla como la primera aerolínea de la región –y la segunda a nivel mundial– que opera con estos cargueros de última generación.

La incorporación de los Boeing 777-200F le permitirá a la Compañía ampliar su cobertura de destinos más allá de la región y particularmente fortalecer su operación carguera a Europa, donde hoy opera las rutas entre Frankfurt, Brasil, Argentina y Chile, así como desde Ecuador y Colombia a Ámsterdam y Frankfurt. Consistente con lo anterior, a partir de octubre de 2009 la Compañía aumentó a cuatro sus frecuencias cargueras semanales a Europa, más que duplicando su operación carguera a este mercado.

> En el año 2009 la Compañía concretó una importante expansión regional, iniciando operaciones en Colombia a través de una nueva filial, así como operaciones en el mercado doméstico de Brasil.

In 2009 the Company finalized a major regional expansion, beginning operations of a new subsidiary of LAN Cargo in Colombia, and domestic operations in the Brazilian market.



En complemento con lo anterior, en el año 2009 la Compañía concretó una importante expansión regional. Es así como en marzo inició operaciones una nueva filial de LAN Cargo en Colombia –Línea Aérea Carguera de Colombia S.A.–, tras concluir exitosamente el proceso de certificación operacional y técnica para tales efectos. La nueva Compañía comenzó a operar con dos aviones Boeing 767-300F de última generación, con capacidad de 54 toneladas, para conectar las ciudades de Bogotá y Medellín con Miami.

La inauguración de la filial carguera en Colombia marca un hito para LAN Cargo, que permite consolidar la red carguera de la Compañía, ofreciendo una amplia cobertura y un servicio de excelencia a los clientes exportadores e importadores en ese país. Cabe destacar que Colombia es el mercado de carga aérea más grande de América Latina en cuanto a exportaciones a Estados Unidos, con un volumen estimado de 200.000 toneladas anuales. La apuesta de LAN Cargo es contribuir de manera relevante al desarrollo de este importante mercado, conectando el país con Estados Unidos y la región.

Adicionalmente, en marzo de 2009 la filial de carga de la Compañía en Brasil ABSA –Aerolinhas Brasileiras S.A.– inició operaciones en el mercado doméstico de ese país, brindando sus servicios entre las ciudades de Sao Paulo y Manaos, ofreciendo un vuelo diario –de lunes a viernes– en esta ruta. Para desarrollar esta operación, la filial ABSA opera una aeronave Boeing 767-300F de avanzada tecnología, con capacidad para transportar 54 toneladas de

this decline is explained bye the reduction of the fuel surcharge, which fell in line with the decline in fuel prices during 2009.

A sharp contraction of LAN's traditional markets - imports into the region and exports from the region - was partially offset by the implementation of a series of measures that demonstrate the flexibility permitted by its business model. These included principally an adjustment of its capacity through a reduction in the number of planes rented under ACMI leases (Aircraft, Crew, Maintenance & Insurance) and optimization of its own cargo fleet of nine Boeing 767F. This process was also reinforced by its receipt in mid-year of two new Boeing 777-200F, the most modern and efficient cargo aircraft of their type in the world, with a capacity for 104 tonnes of freight and a range of 9,045 kilometers when carrying their maximum weight. This important investment will allow LAN to consolidate its regional competitiveness by positioning it as the first airline in the region –and only the second internationally– to use these latest-generation cargo planes.

Their incorporation also means that the Company will be able to expand its coverage beyond the region and, particularly, strengthen its cargo services to Europe where it currently operates the routes between Frankfurt, Brazil, Argentina and Chile as well as from Ecuador and Colombia to Amsterdam and Frankfurt. In line with this, it began to operate four weekly flights between Miami and Europe in October 2009. In line with this, since October 2009 the Company increased up to four its weekly freighter frequencies to Europe, more than duplicating its cargo operation in this market.

Complementing this initiative, LAN also achieved an important regional expansion in 2009. In March, a new LAN Cargo subsidiary in Colombia, Línea Aérea Carguera de Colombia S.A., started operations after successfully obtaining the necessary operational and technical certification. It launched its services with two latest-generation Boeing 767-300Fs, with a

Toneladas Carga
Cargo Tons


506,3
529,0
564,1
604,3
661,4
2004
2005
2006
2007
2008
2009

000s
649,2
(toneladas/tons)



Tráfico
Traffic

RTK
2.623,3
(millones/millions)


2259,4
2392,3
2579,2
2702,3
2906,7
2004
2005
2006
2007
2008
2009

Factor de Ocupación
Load Factor


74,3%
74,4%
75,9%
74,4%
71,2%
68,4%
2004
2005
2006
2007
2008
2009

Ingreso por ATK Carga*
Revenue per Cargo ATK*

US$
23,35
(centavos/cents)


26,31
28,33
31,6
31,77
32,34
2004
2005
2006
2007
2008
2009

Yield*
Yield*

US$
34,14
(centavos/cents)


35,39
38,06
41,59
42,72
45,39
2004
2005
2006
2007
2008
2009

Capacidad
Capacity

ATK
3.835,0
(millones/millions)


3.039,8
3.213,80
3.399,1
3.632,8
4.080,3
2004
2005
2006
2007
2008
2009

* 2008 y 2009 de acuerdo a Normas Internacionales de Información Financiera, años anteriores bajo Principios Contables Generalmente Aceptados en Chile
* 2008 and 2009 under International Financial Reporting Standards, previous years under Generally Accepted Accounting Principles in Chile



carga, lo que le permite ofrecer a los clientes en Brasil un producto adecuado a sus necesidades, con los más elevados estándares de confiabilidad, puntualidad y eficiencia.

Cabe destacar que esta ruta concentra buena parte del tráfico de carga nacional debido a la ubicación geográfica, ya que Sao Paulo constituye la cuarta ciudad brasileña en Producto Interno Bruto, con una gran cantidad de empresas instaladas en su polo industrial, principalmente del rubro electrónico. A su vez, la capital amazónica Manaos ofrece condiciones tributarias especiales para incentivar el desarrollo de la zona, constituyendo una atractiva alternativa para los clientes exportadores e importadores. A futuro, la Compañía contempla continuar su expansión en otras rutas domesticas dentro de Brasil.

Ambas iniciativas representan otro importante avance de LAN Cargo en su objetivo de potenciar cada vez más su red de destinos al servicio de sus clientes. En línea con esto, cabe recordar que en septiembre de 2008 la Compañía inició operaciones cargueras entre Miami y Centroamérica, con vuelos directos a las ciudades de Guatemala y San José de Costa Rica, sus dos destinos principales en el tráfico de carga aérea. Todas estas iniciativas reflejan el continuo avance en la misión de LAN Cargo de ofrecer la mejor opción para unir América Latina con el mundo.

Es importante destacar que LAN Cargo se ha convertido en el mayor operador de carga del aeropuerto de Miami, puerta de entrada al mercado norteamericano y donde se encuentra su centro de operaciones. Los 40.000 metros cuadrados que la Compañía posee en el aeropuerto internacional de Miami incluyen modernos terminales de exportación e importación, cámaras de frío, bodegas y oficinas, constituyendo las mayores instalaciones que una aerolínea extranjera tiene en Estados Unidos, convirtiéndola en un verdadero líder del transporte de carga hacia y desde ese país. Desde Miami, LAN Cargo opera 31 destinos regionales y 2 destinos en Europa, con una participación de mercado estimada de 40%

En las rutas regionales y en las rutas desde y hacia Estados Unidos, los principales competidores de la Compañía son Atlas, Centurion, Arrow y TAMPA. En las rutas a Europa, en tanto, compite primordialmente con Lufthansa Cargo, Cargolux, Air France – KLM, y Martinair.

Con todo, LAN Cargo se consolidó en 2009 como el operador de carga aérea líder de América Latina. Sus operaciones cubren aproximadamente 41 destinos, incluyendo las rutas de empresas filiales en Brasil (ABSA), México (MasAir) y Colombia (Línea Aérea Carguera de Colombia), a lo que se suma la cobertura aportada por prestigiosos operadores internacionales con los que mantiene acuerdos comerciales, entre ellos Lufthansa Cargo –la mayor operadora de carga europea– y algunas compañías asiáticas, principalmente Korean Air Cargo.

capacity for 54 tonnes of freight, connecting the cities of Bogotá and Medellín with Miami.

The inauguration of its Colombian cargo subsidiary is a milestone for LAN, consolidating its cargo network and allowing it to offer broad coverage and a high-standard service to Colombia's exporters and importers. It is important to note that this is Latin America's largest market for exports by air to the United States. These reach an estimated 200,000 tonnes annually and LAN's aim is to make a significant contribution to the development of this important market, connecting the country with the United States and the rest of the region.

In addition, in March 2009, the Company's cargo subsidiary in Brazil, ABSA (Aerolinhas Brasileiras S.A.), started operations in that country's domestic market, with one flight daily - from Monday to Friday - between the cities of Sao Paulo and Manaos. On this route, ABSA operates an advanced-technology Boeing 767-300F with a capacity of 54 tonnes, allowing it to offer Brazilian clients a service in line with their needs, with the highest standards of reliability, punctuality and efficiency.

This route accounts for a large part of Brazil's airfreight traffic. Sao Paulo is the country's fourth largest city in terms of GDP, with a large number of companies, principally in the electronics sector, in its industrial pole; while the special taxes incentives offered by Manaos, the capital of the Amazon, as part of efforts to promote the area's development make it an attractive alternative for exporter and importer clients. In future, the Company also plans to open new domestic routes within the brazilian market.

Both initiatives represent further important steps in LAN Cargo's ongoing efforts to put its network of destinations at the service of its different types of freight clients around the world. All this initiative reflect LAN Cargo's commitment to offer the best option for shipments to and from the region. It should

Its installations in Miami's international airport cover 40,000 square meters and include modern export and import terminals

m²

40.000

m2

Los 40.000 metros cuadrados que la Compañía posee en el aeropuerto internacional de Miami incluyen modernos terminales de exportación e importación.

Los avances logrados en este período, sumados a sus reconocidos atributos de confiabilidad, seguridad y servicio especializado, le permitieron a la Compañía responder con eficacia a la recuperación que comenzó a presentar el negocio de carga hacia fines de 2009, especialmente en los mercados de importación. Para 2010, el crecimiento de LAN Cargo estará relacionado con los proyectos impulsados durante 2009: un aumento de operaciones a Europa gracias a los nuevos cargueros B777-200F; la explosiva recuperación de la demanda en Brasil y la consolidación del mercado doméstico brasileño y del mercado colombiano.

be remembered that, in September 2008, the Company started cargo operations between Miami and Central America, with direct flights to Guatemala City and San José in Costa Rica, the two main Central American destinations for air cargo traffic.

It is also important to note that LAN has emerged as the largest cargo operator in the Miami airport, an entry point to the U.S. market where it has its center of operations. Its installations in Miami's international airport cover 40,000 square meters and include modern export and import terminals, cold storage, warehouses and offices. They make LAN the overseas airline with the largest installations in the United States and a true leader in the transport of cargo to and from this country. From Miami, LAN Cargo has services to 31 regional destinations and two in Europe, with an estimated market share of 40%

On regional routes and to and from the United States, the Company's main competitors are Atlas, Centurion, Arrow and TAMPA while, on routes to Europe, it competes principally with Lufthansa Cargo, Cargo Lux, Air France – KLM and Martinair.

In 2009, LAN consolidated its position as Latin America's leading air freight carrier. Including the routes of its subsidiaries in Brazil (ABSA), Mexico (MasAir) and Colombia (Línea Aérea Carguera de Colombia), its operations cover approximately 41 destinations. Further coverage is also provided through its agreements with prestigious international operators such as Lufthansa Cargo – the largest European freight carrier – and some Asian companies, principally Korean Air Cargo.

The progress achieved in 2009, combined with the Company's recognized reliability, safety and specialization allowed it to respond effectively to the cargo recovery that began to become apparent towards the end of the year, particularly in import markets. Projects launched in 2009 will also be reflected in LAN's growth in 2010. These include the expansion of its services to Europe, thanks to the incorporation of its new B777-200Fs, and the development of its domestic business in Brazil and of the Colombian market.

05 Tecnología e Innovación

Technology and Innovation

La tecnología y la innovación son esenciales para lograr una operación eficiente y amigable con el medio ambiente, y es por esto que uno de los objetivos prioritarios de LAN es estar siempre a la vanguardia en ambos aspectos.

Technology and innovation are essential in order to achieve efficient and environmentally friendly operations and one of LAN's paramount aims is, therefore, to be always in the vanguard of these two areas.

Flota y Operaciones

Durante el año 2009 LAN continúo avanzando en su plan de renovación y crecimiento de flota, en línea con su compromiso de operar los aviones más modernos y seguros del mundo, brindar el mejor servicio a sus clientes, potenciar sus operaciones en los distintos mercados que sirve e incrementar la eficiencia en sus negocios de pasajeros y carga.



Es así como en este período la Compañía incorporó siete nuevas aeronaves a su flota: tres Airbus A319, dos Boeing 767 y dos Boeing 777F cargueros, lo cual significó una inversión total de US$ 358 millones. De esta forma, a diciembre de 2009 la flota de LAN estaba integrada por 85 aviones de pasajeros y 11 cargueros, incluyendo tanto aviones propios como arrendados. La edad promedio de estas aeronaves alcanza a los 5,6 años, siendo una de las flotas más modernas de la industria.

Adicionalmente, a fines de diciembre de 2009 la Compañía suscribió un contrato para la adquisición de 30 nuevos aviones Airbus de la familia A320, valorados en aproximadamente US$ 1.972 millones de acuerdo a su precio de lista. Estas aeronaves se incorporarán gradualmente a partir de 2011 y hasta el año 2016, y le permitirán a LAN potenciar los vuelos dentro de América Latina así como las rutas domésticas en Argentina, Perú, Ecuador y Chile, brindando a los pasajeros la mejor experiencia de viaje en servicio, calidad y comodidad. En este mismo contexto, el plan estratégico de renovación de flota de LAN considera la venta de cinco aviones A318 en el año 2011.

Esta importante inversión refleja el compromiso de LAN con la preservación del medio ambiente, ya que estos aviones incorporan tecnología de última generación y son altamente eficientes en el consumo de combustible, lo que permite una reducción importante de

Fleet and Operations

In 2009, LAN continued to advance with its plan to renew and expand its fleet in line with its commitment to operating the world's most modern and safest aircraft, providing the best service to its clients, growing its operations in the different markets it serves and increasing the efficiency of its passenger and cargo businesses.

During the year, the Company incorporated seven new aircraft - three Airbus A319s, two Boeing 767s and two Boeing 777F cargo planes - representing a total investment of US$358 million. As a result, by December 2009, LAN's fleet comprised 85 passenger planes and 11 cargo planes, including both its own and rented aircraft. With an average age of 5.6 years, this is one of the most modern fleets in the industry.

At the end of December 2009, the Company also signed a contract for the acquisition of 30 new aircraft of the Airbus A320 family with a list-price value of approximately US$1,972 million. Delivered gradually between 2011 and 2016, these new aircraft will enable LAN to expand its services within Latin America and on domestic routes in Argentina, Peru, Ecuador and Chile, offering passengers the best travel experience in terms of service, quality and comfort. This strategic plan for the renewal of the Company's fleet also envisages the sale of five A318s in 2011.

This important investment reflects LAN's commitment to protection of the environment. These aircraft use latest-generation technology and are extremely efficient in fuel consumption, leading to an important reduction in emissions as well as lower noise levels.

LAN received a prize for operational excellence in May 2009 when Europe's Airbus manufacturer selected it as the world's "Best

Al 31 de diciembre de 2009 / As of December 31, 2009

	Arrendados / Leased	Propios / Owned	Total / Total
Pasajeros/ Passenger			
Airbus A318-100	-	15	15
Airbus A319-100	-	20	20
Airbus A320-200	2	16	18
Boeing 767-300	10	17	27
Airbus A340-300	1	4	5
Total	13	72	85
Carga/ Cargo			
Boeing 767-300F	1	8	9
Boeing 777-200F	2	-	2
Total	3	8	11
Total Flota / Total Fleet	16	80	96

(1) Durante el año, LAN operó entre uno y dos aviones Boeing 747 cargueros bajo arriendos en modalidad ACMI (2) Nota: La tabla no incluye un avión Boeing 767-200 arrendado a Aerovías de México, y tres aviónes Boeing 737-200 arrendados a Sky Services S.A.
(1) During the year, LAN also operated between one and two Boeing 747 cargo aircraft under ACMI lease contracts. (2) Note: Table does not include one Boeing 767-200 leased to Aerovias de Mexico and three Boeing 737-200 leased to Sky Services S.A.

emisiones así como también una disminución en los niveles de ruido.

Cabe destacar que en mayo de 2009 LAN recibió el premio a la excelencia operacional como el "Mejor Operador" de la flota A319 en el mundo, otorgado por el fabricante europeo de aviones Airbus. Esta distinción se entrega sobre la base del alto desempeño de la Compañía, considerando aspectos como el tamaño de la flota, la utilización diaria y, principalmente, la excelente confiabilidad técnica.

Para el desarrollo de sus operaciones de largo alcance, en tanto, LAN opera principalmente aviones Boeing 767-300, modelo que la Compañía ha privilegiado por ser muy conveniente para servir los vuelos de 8 a 10 horas hacia Estados Unidos y algunas rutas a Europa, además de poseer la gran ventaja de tener una versión para carga. Con los dos nuevos Boeing 767 incorporados en este período, la Compañía suma un total de 36 aviones de este modelo a diciembre de 2009, incluyendo aviones de pasajeros y cargueros.



En lo que respecta a las operaciones de ultra largo alcance, la Compañía mantuvo en 2009 su flota de 5 aviones Airbus A340-300, modelo que ha sido clave para el desarrollo de ciertas operaciones específicas de LAN, como son los vuelos directos desde América del Sur hacia Europa y la región de Asia Pacífico.

El plan de flota de largo plazo incluye la incorporación de 32 aviones Boeing 787 Dreamliners entre los años 2011 y 2018, cuyas órdenes de compra fueron realizadas en 2007, involucrando una inversión aproximada de US$ 3.500 millones. El Boeing 787 proporcionará a LAN una eficiencia sin precedentes en cuanto a consumo de combustible, con los consiguientes beneficios para el medio ambiente. El avión utilizará hasta un 20% menos de combustible que cualquier otro

Operator" of its A319s. This award reflects a Company's performance in areas that include the size of its fleet, daily utilization and, above all, its technical reliability.

For its long-haul operations, LAN uses principally Boeing 767-300s, preferring this model because of its great suitability for the eight to ten hour flights to the United States and some routes to Europe as well as because of the important advantage that it also has a cargo version. With the two new Boeing 767s it received in 2009, LAN ended the year with a total of 36 aircraft of this model, including passenger and cargo planes.

In 2009, the Company maintained the fleet of five Airbus A340-300s that it uses for ultra long-haul services. This model has played a key role in LAN's development of some specific services such as its non-stop flights from South America to Europe and the Asia-Pacific region.

LAN's long-term fleet plan envisages the incorporation of 32 Boeing 787 Dreamliners between 2011 and 2018 for which it placed orders in 2007, representing an investment of some US$3,500 million. The Boeing 787 will allow LAN to achieve unprecedented efficiency in fuel consumption with the resulting benefits for the environment. It will consume up to 20% less fuel than any other aircraft of its size on similar missions. By using composite materials, this plane achieves an important reduction in its total weight, which is estimated to be between 13,600 and 18,150 kilos less than the Airbus A330-200.

The new plane will reach speeds of Mach 0.85 (912 km/h), similar to those of the fastest commercial aircraft currently in operation, and have a range of over 15,000 kilometers.

Flota LAN


LAN
CARGO

BOEING 777/200 Carguero
Longitud: 63,7 mts. (209 pies 1 pulgadas).
Envergadura: 64,8 mts. (212 pies 7 pulgadas).
Volumen de Carga: 652,7 m3.
Velocidad crucero: 896 km/h.
Peso máximo de despegue: 347.450 kg.

BOEING 777/200 Freighter
Length: 63,7 mts. (209 feet 1 inches).
Width: 64,8 mts. (212 feet 7 inches).
Cargo Volume: 652,7 m3.
Cruising speed: 896 km/h.
Maximum weight at take-off: 347.450 kg.


LAN

AIRBUS 340-300
Longitud: 63,7 mts. (208 pies 11 pulgadas).
Envergadura: 60,3 mts. (197 pies 10 pulgadas).
Asientos: 260.
Velocidad crucero: 976 km/h.
Peso máximo de despegue: 275.000 kg

AIRBUS 340-300
Length: 63,7 mts. (208 feet 11 inches).
Width: 60,3 mts. (197 feet 10 inches).
Seats: 260.
Cruising speed: 976 km/h.
Maximum weight at take-off: 275.000 kg.


LAN
CARGO

BOEING 767-300 ERF
Longitud: 54,2 mts. (178 pies).
Envergadura: 47,6 mts. (156 pies 1 pulgadas).
Volumen de Carga: 438,1 m3
Velocidad crucero: 869 km/h
Peso máximo de despegue: 186.880 kg

BOEING 767-300 ERF
Length: 54,2 mts. (178 feet).
Width: 47,6 mts. (156 feet 1 inches).
Cargo Volume: 438,1 m3
Cruising speed: 869 km/h
Maximum weight at take-off: 186.880 kg


LAN

BOEING 767-300 ER
Longitud: 54,2 mts. (178 pies).
Envergadura: 47,6 mts. (156 pies 2 pulgadas).
Asientos: 221.
Velocidad crucero: 869 km/h.
Peso máximo de despegue: 184.611 kg.

BOEING 767-300 ER
Length: 54,2 mts. (178 feet).
Width: 47,6 mts. (156 feet 2 inches).
Seats: 221.
Cruising speed: 869 km/h.
Maximum weight at take-off: 184.611 kg.


LAN

AIRBUS 320-200
Longitud: 37,6 mts (123 pies 3 pulgadas).
Envergadura: 34,1 mts (111 pies 10 pulgadas).
Asientos: 168.
Velocidad crucero: 928 km/h.
Peso máximo de despegue: 77.000 kg.

AIRBUS 320-200
Length: 37,6 mts (123 feet 3 inches).
Width: 34,1 mts (111 feet 10 inches).
Seats: 168.
Cruising speed: 928 km/h.
Maximum weight at take-off: 77.000 kg.


LAN

AIRBUS 319-100
Longitud: 33,8 mts. (110 pies 11 pulgadas).
Envergadura: 34,1 mts. (111 pies 10 pulgadas).
Asientos: 144.
Velocidad crucero: 850 km/h.
Peso máximo de despegue: 70.000 kg.

AIRBUS 319-100
Length: 33,8 mts. (110 feet 11 inches).
Width: 34,1 mts. (111 feet 10 inches).
Seats: 144.
Cruising speed: 850 km/h.
Maximum weight at take-off: 70.000 kg.


LAN

AIRBUS 318-100
Longitud: 31,8 mts. (104 pies 3 pulgadas).
Envergadura: 34,1 mts. (111 pies 10 pulgadas).
Asientos: 126.
Velocidad crucero: 850 km/h.
Peso máximo de despegue: 63.000 kg.

AIRBUS 318-100
Length: 31,8 mts. (104 feet 3 inches).
Width: 34,1 mts. (111 feet 10 inches).
Seats: 126.
Cruising speed: 850 km/h.
Maximum weight at take-off: 63.000 kg.

> El Boeing 787 proporcionará a LAN una eficiencia sin precedentes en cuanto a consumo de combustible, con los consiguientes beneficios para el medio ambiente.

The Boeing 787 will allow LAN to achieve unprecedented efficiency in fuel consumption with the resulting benefits for the environment.

avión de su tamaño en misiones similares. Es de destacar la significativa reducción en su peso total por el uso de materiales compuestos; la diferencia de peso entre el Boeing 787 y el Airbus A330-200 sería de entre 13.600 y 18.150 kg menos.

El nuevo avión viajará a una velocidad parecida a la de los actuales aviones comerciales más rápidos, es decir Mach 0,85 (912 km/h), y tendrá un alcance mayor a los 15.000 kilómetros. El Boeing 787 será el primer avión civil en usar materiales compuestos en la mayoría de su construcción.

Los pasajeros también apreciarán mejoras que traerá el 787, que contará con un ambiente interior con un nivel de humedad mayor y una comodidad superior. Los primeros dos Boeing 787 llegarán a LAN en 2011. Con esto, LAN marcará un hito al convertirse en el primer operador de 787 en toda América, y el quinto a nivel mundial.

En lo que respecta al negocio de carga, la incorporación de los dos primeros Boeing 777F –de un total de tres que se integrarán hasta el año 2012– representa un hecho histórico para la Compañía, toda vez que se trata del carguero más moderno y eficiente del mundo, con una capacidad de carga de 104 toneladas y un alcance de 8.741 kilómetros transportando su máximo peso en carga. De esta manera, LAN se posiciona como la primera aerolínea de la región que cuenta con este modelo de avión de avanzada tecnología, y que la Compañía utilizará para potenciar los vuelos entre Europa y América Latina. Con la integración de estos nuevos aviones, la flota

It will be the first civil aircraft to use composite materials in most of its structure.
Passengers will also perceive the 787's advantages in the form of higher cabin humidity and increased comfort. LAN will take delivery of its first two Boeing 787s in 2011, becoming the first operator of the 787 in the Americas and only the fifth in the world.

In the case of LAN's cargo business, the incorporation of its first two Boeing 777Fs - out of the total of three it will receive by 2012 - also represents a landmark for the Company. This is the world's most modern and efficient cargo airplane, with a capacity for 104 tonnes of freight and a range of 8,741 kilometers when carrying its maximum weight. LAN is the first airline in the region to incorporate this advanced-technology airplane which it will use to develop its services between Europe and Latin America. In December 2009, following delivery of these new airplanes, LAN's fleet exclusively for the transport of cargo comprised nine Boeing 767-300Fs and two Boeing 777Fs.

Technology and Innovation

Technology and innovation are essential in order to achieve efficient and environmentally friendly operations and one of LAN's paramount aims is, therefore, to be always in the vanguard of these two areas.

In 2009, in line with this aim, LAN implemented a new Required Navigation Performance (RNP) system in the airports of La Serena in Chile and Cusco in Peru. Both of these airports are considered critical because of their weather and/or topographic conditions (hills). By using data obtained from GPS satellites, this technology significantly reduces flight delays and cancellations. RNP is, in fact, a navigation method that uses an aircraft's autonomous systems, allowing it to operate on any flight path and to maintain a certain distance - calculated by satellite - from all types of obstacle. As a result, it permits approaches that are in accordance with LAN's high safety standards and also reduces noise, the emission of polluting gases and fuel consumption, thereby helping to protect the environment. Thanks to this technology, implemented by LAN in 2009, the Company achieved a 100% reduction in the cancellation and return of flights and a 70% reduction in delays as well as fuel savings and increased safety.

It is important to note that LAN's implementation of RNP was possible due to the Company's investments in latest-generation aircraft and the professional preparation of its flight commanders.

At present, only three of the world's airlines use this technology. In other words, this initiative, led by Chile's Civil Aviation Authority (DGAC) together with LAN's experts and pilots, puts the country in the vanguard not only of Latin America, but also of the world. This technological and human effort directly benefits Chile's commercial aviation industry and its clients by providing them with an efficient and high-quality service.

Similarly, as part of its commitment to protection of the environment, LAN began to install winglets on all its long-haul Boeing 767-300s in the second half of the year, pioneering their introduction into the region. These advanced-technology wing tip extensions, measuring 3.5 meters, reduce the aircraft's aerodynamic resistance, resulting in greater fuel efficiency and, therefore, an important reduction in CO_2 emissions. Their use, in fact, increases the aircraft's range by 40 minutes and increases the efficiency of fuel consumption by 4%-5%.


LAN

LAN's winglets project involved the modification of 36 aircraft (27 passenger planes and nine cargo planes). It represented an investment of US$70 million, and meant a reduction in fuel consumption of between 4% and 5%.

Aviones

Aircraft

36

El proyecto winglets implica la modificación de 36 aviones (27 de pasajeros y nueve cargueros) con una inversión de US$ 70 millones y entre un 4% y un 5% de ahorro de combustible.



carguera dedicada de LAN a diciembre de 2009 suma nueve Boeing 767-300F y dos Boeing 777F.

Tecnología e Innovación

La tecnología y la innovación son esenciales para lograr una operación eficiente y amigable con el medio ambiente, y es por esto que uno de los objetivos prioritarios de LAN es estar siempre a la vanguardia en ambos aspectos.

En este sentido el 2009 no fue la excepción y es así como LAN implementó el nuevo sistema de aproximación aérea denominado Required Navigation Performance (RNP) en los aeropuertos de La Serena, en Chile, y Cusco, en Perú, considerados como críticos por sus condiciones climáticas y/o topográficas (cerros).

Esta tecnología permite disminuir en forma considerable los atrasos y cancelaciones de vuelos, mediante los datos que se obtienen de satélites GPS. En efecto, el RNP es un método de navegación que utiliza sistemas autónomos del avión, permitiendo la operación en cualquier trayectoria de vuelo y posibilitando que la aeronave mantenga una distancia –calculada mediante satélite– con todo tipo de obstáculos. El sistema permite la ejecución de aproximaciones de acuerdo a los altos estándares de seguridad de LAN, al mismo tiempo que permite una maniobra más amigable con el medio ambiente, ya que disminuye la contaminación acústica, la emisión de gases contaminantes y el consumo de combustible. Con todo, gracias a esta tecnología implementada por LAN en 2009, la Compañía logró una reducción del 100% en las cancelaciones y devoluciones; 70% de disminución de atrasos, ahorro de combustible y mayor seguridad.

Es importante destacar que LAN pudo implementar el RNP gracias a la inversión realizada en sus aviones de última generación y a la preparación de sus tripulaciones de mando.

En la actualidad, sólo tres aerolíneas utilizan esta tecnología a nivel mundial. De esta forma, Chile se puso a la vanguardia de Latinoamérica y del mundo, con un sistema que fue liderado por la Dirección General de Aeronáutica Civil, DGAC, en conjunto con los especialistas y pilotos de LAN. Todo un esfuerzo tecnológico y humano que va en directo beneficio de la aeronavegación comercial chilena y de los clientes, al entregarles un servicio eficiente y de alta calidad.

Asimismo, como parte de su compromiso con el cuidado del medio ambiente, en el primer semestre de 2009 LAN comenzó la instalación de winglets en toda su flota Boeing 767-300 de largo alcance, siendo la aerolínea pionera de la región en este ámbito. Los winglets son dispositivos de avanzada tecnología –de 3,5 metros de longitud– que se instalan en las alas de los aviones para reducir su resistencia aerodinámica, lo que a su vez se traduce en un consumo más eficiente de combustible y, por ende, en una importante reducción de las emisiones de CO_2 en cada aeronave. En efecto, la utilización de estos dispositivos incrementa el rango de holgura en 40 minutos y hace el consumo de combustible entre un 4% a 5% más eficiente.

El proyecto winglets implica la modificación de 36 aviones (27 de pasajeros y 9 cargueros)

LAN's winglets project involved the modification of 36 aircraft (27 passenger planes and nine cargo planes). It represented an investment of US$70 million, and meant a reduction in fuel consumption of between 4% and 5% as well as an increase in the aircraft payload. By December 2009, a total of 20 of LAN's aircraft were already operating with winglets and the project is scheduled for completion in the second half of 2010.

In 2009, LAN also implemented the management system known as LEAN - or, in other words, agile, flexible and light - in a bid to increase efficiency specifically in its operational areas. Adoption of this system implies redesigning processes to solve problems that may occur during aircraft maintenance, rendering the daily tasks and processes carried out within the Company more efficient.

Internationally, the LEAN system has been defined as a methodology for achieving excellence and continuous improvement. It seeks to eliminate activities that do not add value to processes, increasing the value of each activity and suppressing those that are superfluous, thereby allowing companies to reduce costs, improve processes and increase customer satisfaction.

In 2009, thanks to its implementation, LAN achieved a 37% reduction in the time an aircraft remains in the hangar and of 37% in the man-hours used in the process. In addition, it was able to reduce the period for the installation of winglets from 58 to 18 days, positioning LAN as the Company with the best indicators for this process. Through efficiency gains, the project seeks to allow a Company to in-house tasks that it currently outsources while also preparing it for increases in the size of its fleet and to offer services to other airlines.

The many benefits of the LEAN project include a reduction of close to 50% in the time that planes are on the ground, a drop of around 80% in errors and a gain of approximately 60% in productivity. In addition, by establishing clear roles, challenges and achievements, it also has an important benefit in terms of employee motivation.

> Como parte de su compromiso con el cuidado del medio ambiente, en el primer semestre de 2009 LAN comenzó la instalación de winglets en toda su flota Boeing 767-300 de largo alcance, siendo la aerolínea pionera de la región en este ámbito.

As part of its commitment to protection of the environment, LAN began to install winglets on all its long-haul Boeing 767-300s in the second half of the year, pioneering their introduction into the region.

con una inversión de US$ 70 millones y entre un 4% y un 5% de ahorro de combustible, además de un incremento en el Payload del avión. A diciembre de 2009, un total de 20 aviones de la flota LAN se encuentran ya operando con estos dispositivos, y se espera que el proyecto concluya en el segundo semestre de 2010.

Otro de los proyectos implementados por LAN durante el año 2009 es el sistema de gestión LEAN –término que significa ágil, flexible, ligero–, con el objetivo de aumentar la eficiencia específicamente en las áreas operativas. La implementación de este sistema implica un rediseño en los procesos para solucionar los problemas que puedan generarse durante el mantenimiento de los aviones, haciendo más eficientes las tareas y los procesos diarios al interior de la empresa.

El sistema LEAN ha sido definido mundialmente como una metodología de excelencia y mejora continua, orientada a eliminar actividades que no aportan valor agregado a los procesos, aumentando el valor de cada actividad realizada y eliminando aquellas que no se requieren, permitiendo a las empresas reducir costos, mejorar procesos, y aumentar la satisfacción de los clientes.
Mediante su implementación, LAN alcanzó en el año 2009 una disminución de 37% en el tiempo de permanencia de un avión en el hangar y un 37% menos de horas-hombre invertidas en el proceso. Adicionalmente, se logró disminuir el período de instalación de los winglets de 58 a 18 días, posicionando a LAN como la aerolínea con los mejores índices de instalación de estos dispositivos. El proyecto busca generar eficiencias para absorber trabajos que en la actualidad se deben externalizar, además de preparar a la Compañía para hacer frente a los aumentos de flota así como para poder prestar servicios a otras aerolíneas.

Entre los múltiples beneficios del proyecto LEAN destacan: la reducción del tiempo en tierra de los aviones en cerca de un 50%; la disminución de errores en cerca de 80%; y un aumento de aproximadamente 60% en productividad. Adicionalmente, tiene un importante efecto en la motivación del personal, al establecer claridad de roles, desafíos y logros.

Mantenimiento

El sostenimiento de un alto estándar de seguridad en sus operaciones es una de las prioridades de LAN y en ese sentido el mantenimiento de la flota es una preocupación permanente.

Este compromiso se vio reflejado en 2009 con la recertificación obtenida por LAN Airlines

Maintenance

One of LAN's priorities is to sustain a high standard of safety in its operations and fleet maintenance is, therefore, a constant concern.

This was reflected in 2009 in the recertification of LAN Airlines and LAN Cargo under the IATA Operational Safety Audit (IOSA) standard in which, after complete audits, they received no notes of "non-conformity for maintenance". This confirms the Company's high level of compliance with IATA's norms, particularly since the two audits were carried out simultaneously, demonstrating a high level of adherence to safety norms. This recertification entails a series of benefits for LAN, including the constant update of standards that reflect the development of best practices within the industry.

It should be noted that at IATA's 65th Annual General Meeting, held in 2009, only seven airlines received recognition for their participation in the IOSA program, becoming the first in their region to register. In addition to LAN, certification was obtained by American Airlines, Croatia Airlines, Kenya Airways, Qatar Airways, Singapore Airlines and Xiamen Airlines.

In 2009, MasAir, LAN Cargo's Mexican subsidiary, also obtained IOSA certification, becoming the first cargo carrier in Mexico and Central America to achieve this important recognition for quality, safety and operational excellence. In order to meet this challenge, the Company set up a team, involving all its areas, to evaluate and document its processes in Organization & Management, Flight Operations, Engineering & Maintenance, Flight Dispatch, Handling Service, Cabin Operations, Cargo Operations and Operational Security.

IOSA certification implies documenting and implementing over 900 operational security standards and recommended practices, underlining LAN's firm commitment to safety



y LAN CARGO bajo el estándar IOSA (IATA Operacional Safety Audit), con auditorías completas y sin "No Conformidades para Mantenimiento". Esto confirma el alto nivel de cumplimiento normativo que exige la IATA por parte de la Compañía, especialmente porque ambas auditorías fueron desarrolladas en forma simultánea, demostrando un elevado nivel de cumplimiento de las normas de seguridad. Con esta recertificación, LAN consigue una serie de beneficios, como una continua actualización de los estándares que reflejan la evolución de las mejores prácticas dentro de la industria.

Cabe señalar que en el 65º Encuentro Anual de la IATA celebrado en 2009, sólo siete aerolíneas fueron destacadas por su participación en el programa IOSA, convirtiéndose en las primeras registradas dentro de sus regiones. Además de LAN, fueron certificadas American Airlines, Croatia Airlines, Kenya Airways, Qatar Airways, Singapore Airlines y Xiamen Airlines.

Por otra parte, durante el año 2009 la filial mexicana de LAN Cargo –MasAir– obtuvo la certificación IOSA (IATA Operacional Safety Audit), convirtiéndose en la primera línea aérea de carga en México y Centroamérica que logra este importante reconocimiento en materia de calidad, seguridad y excelencia operativa. Para asumir y lograr este reto, se conformó un equipo de trabajo que involucró a todas las áreas de la empresa para la realización de la evaluación y documentación de los procesos en Organización y Gerencia, Operaciones de Vuelo, Ingeniería y Mantenimiento, Despacho de Vuelo, Servicio de Handling, Operaciones en Cabina, Operaciones de Carga y Seguridad Operacional.

El registro IOSA implica tener documentados e implementados más de 900 estándares y prácticas recomendadas de seguridad operacional, lo que confirma el sólido compromiso de LAN con la seguridad, respetando los más altos estándares internacionales de la industria.

Finalmente, LAN Argentina se convirtió en la primera aerolínea dentro de las filiales de LAN en obtener la certificación IATA Safety Audit for Ground Operators (ISAGO), el nuevo patrón de la industria destinado a verificar el cumplimiento de altos niveles de Seguridad Operacional terrestre. Este logro se produjo tras cumplir satisfactoriamente con dos niveles de auditoría: el corporativo, que involucra a la Casa Matriz, y una a nivel de estación, que se llevó a cabo en el aeropuerto de Córdoba, Argentina. En ambas instancias los resultados fueron excelentes, dejando en evidencia el gran trabajo en equipo y el compromiso por parte de los responsables de Aseguramiento de Calidad de Seguridad Operacional, Aeropuertos, Security, Cargas y Despacho, las áreas que fueron auditadas.

Producto

Uno de los principales hitos del área de mantenimiento de LAN logrados durante el año 2009 fue la culminación del proceso de reconfiguración de la flota de largo alcance, para dotarla de una nueva clase Premium Business y renovada clase Económica. Iniciado en 2006, este proyecto consistió en la remodelación de las cabinas de los Boeing 767-300 y Airbus 340, con el objetivo de brindar las mayores comodidades a los pasajeros tanto de negocios como turistas durante los vuelos largos. Gracias a este proyecto, en el cual LAN invirtió aproxi-

and compliance with the industry's highest International standards.

Finally, LAN Argentina became the Company's first subsidiary to obtain IATA Safety Audit for Ground Operations (ISAGO) certification, the new industry standard designed to verify compliance with high levels of ground operational safety. It achieved this after satisfactorily completing audits at two levels: the corporate level, involving its headquarters, and the station level where the audit was carried out at the Córdoba airport. In both cases, it achieved excellent results, demonstrating the great teamwork and commitment of those responsible for Operational Security Quality Assurance, Airports, Security, Cargo and Dispatch, the areas that were audited.

Product

One of the key milestones of LAN's maintenance area in 2009 was the culmination of the reconfiguration of the Company's long-haul fleet to incorporate a new class, Premium Business, and renovate the Economy class. This project, which was launched in 2006, involved remodeling the cabins of the Company's Boeing 767-300s and Airbus 340s to increase the comfort of both business and tourist passengers on long flights. Thanks to this project in which LAN invested approximately US$120 million, planes on all its international flights to North America - the United States, Canada and Mexico - the Caribbean, Europe and the South Pacific are now equipped with the new Premium Business class and a renovated Economy section, positioning the Company as the only Latin American airline to offer a product of this quality on intercontinental flights.

LAN's new Premium Business class has full flat seats that recline 180°, allowing passengers to rest properly in a totally horizontal position. Seats are, in addition, separated by panels to provide business travelers with greater privacy and peace during the flight. Under this project, seats in Economy now also recline further and have individual 8.9-inch, high-resolution screens with cinema format. As part of its bid to provide passengers with a more pleasant journey, LAN offers a latest-generation entertainment system



LAN's new Premium Business class has full flat seats that recline 180°, allowing passengers to rest properly in a totally horizontal position.

Premium Business

premium business

180°

La nueva Premium Business de LAN cuenta con asientos cama full flat reclinables en 180°, que permiten el pleno descanso del viajero en una posición totalmente horizontal.


LAN

madamente US$120 millones, la totalidad de los vuelos internacionales que actualmente opera la Compañía a Norteamérica –Estados Unidos, Canadá y México–, El Caribe, Europa y el Pacífico Sur, son realizados en aviones equipados con la nueva Premium Business y renovada clase Turista, posicionándose como la única aerolínea de América Latina que ofrece un producto de esta calidad en los vuelos intercontinentales.

La nueva Premium Business de LAN cuenta con asientos cama full flat reclinables en 180°, que permiten el pleno descanso del viajero en una posición totalmente horizontal. Además, se incorporaron paneles divisorios entre los asientos, con el fin de brindarle al pasajero de negocios una mayor privacidad y tranquilidad durante el vuelo. El proyecto consideró también la incorporación de asientos con mayor grado de reclinación en la cabina Turista, cada uno de los cuales cuenta con pantallas individuales de 8,9 pulgadas, alta resolución y formato cine. En ambas clases LAN ofrece un sistema de entretenimiento de última generación, que sitúa a la Compañía entre las aerolíneas con mayor variedad de programación del mundo, todo ello con el objetivo de hacer más placentero el viaje.

Infraestructura

Adicionalmente, durante el año 2009 se concretaron importantes avances en el ámbito de la infraestructura. Para LAN, contar con una infraestructura moderna y preparada para afrontar el crecimiento de sus negocios ha sido un objetivo permanente y que hoy le permite disponer de instalaciones de avanzada tecnología en todos los países donde opera.

Es así como en Chile se realizó un programa de inversión en infraestructura de más de US$ 9 millones que permitió la inauguración de nuevos talleres y almacenes, además del nuevo edificio en la Base LAN ubicada en el aeropuerto de Santiago. El nuevo edificio aporta a LAN 5.000 m2 en 5 pisos, permitiendo congregar en un solo lugar a diferentes áreas de la Vicepresidencia de Operaciones y Servicio, además de albergar un nuevo casino capaz de atender a 1.200 personas por día y que ofrece un espacio adecuado para asegurar el bienestar y mejorar la calidad de vida de los profesionales y técnicos que trabajan en la Base LAN.

Las remodelación y construcción de 7.700 m2 de almacenes y talleres de acuerdo al más alto estándar en la industria, ofrece a los técnicos de LAN un lugar de trabajo moderno, seguro y eficiente, y mejora la capacidad de respuesta de las operaciones de mantenimiento de LAN.

Adicionalmente, en este período LAN construyó un nuevo hangar y base de mantenimiento para vuelos nacionales en el aeroparque metropolitano Jorge Newbery, en Argentina, para lo cual la Compañía invirtió más de US$ 3,2 millones, constituyéndose en la inversión más importante en infraestructura aeroportuaria de una línea aérea en los últimos años. Equipada con los más altos estándares de la industria, esta nueva infraestructura le permitirá a LAN Argentina albergar los nuevos Airbus 320 que conforman su flota de cabotaje, además de concentrar todas las áreas de mantenimiento en sus oficinas y talleres.

En Ecuador, asimismo, la Compañía remodeló su infraestructura de mantenimiento ubicada en el aeropuerto de Guayaquil, ofreciendo a los técnicos un espacio adecuado para el mantenimiento de la flota de corto alcance en esta base.

in both classes, positioning the Company as one of the world's airlines with the greatest variety of programming.

Infrastructure

Infrastructure was another area in which LAN also achieved important progress in 2009. The priority that the Company has consistently given to the development of modern infrastructure as part of its preparation for the growth of its business means that, today, it possesses advanced-technology facilities in all the countries in which it operates.

In Chile, the Company implemented a US$9-million infrastructure investment program, inaugurating new workshops and storage as well as a new building in the LAN Base in the Santiago airport. This five-story, 5,000-square meter building has brought different areas of the Vice-Presidency of Operations and Service under a single roof. In addition, it houses a new canteen, able to serve 1,200 people a day, in a facility equipped to ensure the welfare of the professionals and technicians who work in the LAN Base, improving their quality of life.

The remodeling and construction of 7,700 square meters of storage facilities and workshops in line with the highest industry standards means that LAN's technicians have a modern, safe and efficient workplace, improving the response capacity of the Company's maintenance operations.

In 2009, LAN also built a new hangar and maintenance base for domestic flights at the Jorge Newbery airport in Buenos Aires, Argentina, at a cost of over US$3.2 million. This was the largest investment in airport infrastructure to be made by an airline in recent years. Equipped to the highest industry standards, these new facilities will allow LAN Argentina to house the new Airbus 320s that make up its cabotage fleet along with all the areas of its maintenance operations.

Similarly, in Ecuador, the Company remodeled its maintenance infrastructure in the Guayaquil airport, providing its technicians with the necessary facilities for the maintenance of its short-haul fleet at this base.


LAN

07 Programa de Responsabilidad Social LAN

LAN´s Social Responsibility Program

LAN tiene una visión integral de su estrategia de negocios que incorpora una mirada sustentable a la gestión empresarial. Esta consiste en considerar el desempeño económico, social y medioambiental como factores esenciales de su desarrollo, teniendo en cuenta la identidad de las diversas comunidades en las que opera.

LAN has an integral vision of its business strategy that includes sustainable entrepreneurial management. Entrepreneurial management means considering, in LAN's development, the essential factors of economic, social and environmental performance. Also taken into account is the identity of the diverse communities in which it does business.

Como compañía aérea líder en Latinoamérica, LAN tiene una visión integral de su estrategia de negocios que incorpora una mirada sustentable a la gestión empresarial. Esta consiste en considerar el desempeño económico, social y medioambiental como factores esenciales de su desarrollo, teniendo en cuenta la identidad de las diversas comunidades en las que opera.

Dado su compromiso con la sociedad y los distintos grupos de interés con los que se relaciona en un mundo crecientemente globalizado y con amplio acceso a la información, LAN ha desarrollado su estrategia de Responsabilidad Social Corporativa de acuerdo a los principios de la sustentabilidad.

La Compañía asume la transparencia como eje central de su vínculo con los grupos de interés, generando consensos y compartiendo visiones que permitan obtener beneficios mutuos.

Medio Ambiente

LAN es consciente del impacto que generan sus operaciones, por lo que asume un firme compromiso con el cuidado del medioambiente. La Compañía lleva a cabo una gestión eficiente y responsable, reduciendo los efectos de las emisiones ambientales y acústicas, invirtiendo en nuevas tecnologías, optimizando el uso de los recursos y promoviendo la importancia de la protección del entorno entre los diferentes grupos de interés con los que se relaciona. Dentro de este marco destaca la constante inversión de LAN en el crecimiento y renovación de su flota, la cual tiene a fines de 2009 una edad promedio de 5,6 años, convirtiéndola en una de las más modernas de la industria aérea. Es así como los aviones de la Compañía incorporan la más avanzada tecnología, siendo altamente eficientes en el consumo de combustible y logrando una reducción

As a leader in Latin America, LAN has an integral vision of its business strategy that includes sustainable entrepreneurial management. Entrepreneurial management means considering, in LAN's development, the essential factors of economic, social and environmental performance. Also taken into account is the identity of the diverse communities in which it does business.

Given its commitment to society and to the different interest groups with which it relates in an increasingly globalized world where there is ample access to information, LAN has developed its corporate social responsibility strategy based on the principles of sustainability.

The Company considers transparency to be the backbone of its bond to interest groups. This generates consensus and shared visions that result in mutual benefits.

Environment

LAN is aware of the impact that its operations have, so it assumes the firm commitment to care for the environment. The Company is managed efficiently and responsibly to reduce the effects of environmental and noise emissions. Investment is made in new technologies, resources are optimized and the importance of protecting the environment is promoted among the different interest groups with which it relates. Within this framework, of note is LAN's constant investment in the growth and renovation of its fleet, which had an average age of 5.6 years at the end of 2009, making it one of the most modern in the airline industry. The Company's aircraft contain the most advanced technology and are highly efficient in the consumption of fuel, which reduces emissions significantly as well as the level of noise.


Desempeño
Económico
Desempeño
Ambiental
Desempeño
Social

Negocio Sustentable

importante de emisiones así como también una disminución en los niveles de ruido.

Algunas iniciativas destacadas durante el año 2009 fueron:

La incorporación de winglets en todos los aviones Boeing 767, de largo alcance, proyecto que se espera completar durante el segundo semestre de 2010. Este dispositivo se instala en las alas de las aeronaves y mejora la aerodinámica permitiendo un menor consumo de combustible. Con ello, cada avión reduce entre un 4% y 5% las emisiones de CO2.

Adicionalmente, la Compañía continuó con las iniciativas de reciclaje. En Chile, el proyecto "Yo reciclo en APV", permitió reutilizar los residuos generados a bordo de los vuelos nacionales y las operaciones internacionales llegando a Santiago. De esta forma, se reciclaron más de 1.000 toneladas durante el año 2009 lo que representó aproximadamente un 70% del total generado.

A su vez, cabe destacar la iniciativa desarrollada por LAN Perú en alianza con "Ciudad de Papel", producto de la cual se reciclaron aproximadamente 34 toneladas de residuos generados en sus operaciones durante el periodo.

LAN Argentina impulsó un proyecto de buenas prácticas para el cuidado del medio ambiente, denominado "Plan de Ahorro", en virtud del cual los empleados de la compañía moderaron el consumo de energía, papel, agua, impresiones y reciclaron diferentes materiales.



A fines de 2009, se aprobó el lanzamiento de una novedosa iniciativa que tiene como objetivo optimizar el uso del combustible y, por ende, reducir sustancialmente los efectos que generan las operaciones en el calentamiento global. El proyecto aborda iniciativas de una manera transversal, recogiendo ideas planteadas por personal de LAN de diversas áreas, tales como servicio a bordo, operaciones, mantenimiento, despacho, y aeropuerto, entre otras. El objetivo es continuar fomentando entre sus empleados un fuerte compromiso con el cuidado del medio ambiente.

Desempeño Social

Para LAN el compromiso y el diálogo con los diferentes grupos de interés con los que se relaciona es un tema fundamental. El trabajo en conjunto, la comunicación fluida y la creación de un valor mutuo que beneficie a ambas partes son claves para mantener nuestro liderazgo en la rentabilidad, seguridad y calidad de nuestros servicios.

> Compromiso con la Sociedad

La Compañía es consciente de su rol social en las comunidades donde opera, lo que considera el establecimiento de relaciones permanentes y de colaboración mutua. El foco es promover el turismo sustentable, incentivando el cuidado ambiental y patrimonial de los destinos de la región. A esto se suma, la constante disposición de la Compañía para colaborar con las diversas organizaciones de la sociedad civil y apoyar a las comunidades en el transporte de ayuda humanitaria cuando se han visto afectadas por distintas catástrofes naturales.

> Programa "Cuido mi Destino"

En 2009 se realizó por primera vez este programa cuya finalidad es promover el cuidado del patrimonio natural y cultural entre las comunidades locales, generando conciencia ambiental y turística.

El programa involucra especialmente a estudiantes, de colegios municipalizados o estatales, quienes llevan a cabo actividades que aportan a la preservación de las ciudades y asisten a talleres dictados por especialistas en la industria turística.

Some notable initiatives in 2009 were:

The addition of winglets to all Boeing 767 long-range aircraft. This device is installed on the wings of aircraft and improves aerodynamics, which lowers fuel consumption. CO2 emissions were reduced by 4% to 5% on each aircraft as a result.

The Company also continued with recycling initiatives. In Chile, the "On-Board Recycling" (Yo reciclo en APV") project reutilized the waste generated on board domestic and international flights arriving in Santiago. More than 1,000 tons were recycled in 2009, representing approximately 70% of all waste generated.

The LAN Peru initiative in alliance with "Paper City" ("Ciudad de Papel") is also noteworthy. Approximately 34 tons of waste were recycled that were generated during LAN Peru's operations in the period.

LAN Argentina pushed forward a good practice project to care for the environment called the "Savings Plan" ("Plan de Ahorro"). The Company's employees moderated the demand for energy, paper, water, and printing and recycled different materials.

At the end of 2009, a novel initiative was approved that is intended to optimize the use of fuel and, therefore, substantially reduce the effects that operations have on global warming. The project addresses initiatives across-the-board, gathering ideas proposed by LAN employees from different areas such as on-board service, operations, maintenance, dispatch and airport, among others. The objective is to continue fostering a strong commitment among employees toward care for the environment.

> En 2009 se realizó por primera vez el programa "Cuido mi Destino", cuya finalidad es promover el cuidado del patrimonio natural y cultural entre las comunidades locales, generando conciencia ambiental y turística.

The "I Care for my Destination" program was implemented for the first time in 2009. Its purpose is to promote care for the natural and cultural heritage of local communities and create an environmental and touristic awareness.

La primera versión de "Cuido mi destino" se realizó en la ciudad de Puerto Varas, Chile y en él participaron 90 alumnos del Liceo Pedro Aguirre Cerda, junto a sus profesores, quienes durante cuatro días asistieron a conferencias formativas, realizaron actividades recreativas y trabajos de mejoramiento del borde costero de su ciudad. En 2010 este programa se efectuará en distintas ciudades de Argentina, Ecuador y Perú.

> Videos a bordo "Cuido mi Destino"

Con el objetivo de promover la importancia del cuidado de los destinos y difundir los atractivos de las diversas ciudades de la región, se está trabajando en el desarrollo de videos que se exhibirán a bordo de todos los vuelos LAN. La finalidad es resaltar la riqueza natural y patrimonial de cada zona e invitar a los visitantes a preservar el entorno.

> Apoyo al Turismo

El desarrollo del turismo en Latinoamérica es un aspecto fundamental para LAN. Por esta razón, la Compañía participa en diversas entidades gremiales de la industria, lo que se suma al apoyo que brinda a las iniciativas impulsadas por las autoridades locales y gubernamentales en la región. LAN colabora permanentemente con organismos tales como la Secretaría de Turismo en Argentina, Turismo Chile, PromPerú y Ministerio de Turismo en Ecuador, entre otros.

En Chile, LAN tuvo una activa participación en la creación de la Federación de Empresarios Turísticos, Fedetur, que tiene como objetivo abordar en conjunto con el Estado aspectos de mediano y largo plazo en la estrategia de desarrollo de la industria del turismo en el país.

> Conociendo LAN

Con el objetivo de acercar la industria aeronáutica a las comunidades, LAN ha continuado desarrollando distintos programas formativos para niños en diversos países. En Argentina, la iniciativa se denomina "Todos podemos volar"; en Chile "Visita a la Base" y en Ecuador "Toqué el cielo con LAN". Durante el 2009, participaron más de 3500 estudiantes que junto a sus profesores valoraron la experiencia como un aporte en su proceso de formación educacional. En cada uno de estos programas participan voluntarios de LAN quienes comparten y ayudan en el desarrollo de las actividades programadas.

> Aporte Social y Ayuda Humanitaria

Durante el 2009, se han mantenido las alianzas de cooperación con distintas organizaciones no gubernamentales dedicadas al apoyo de los sectores de más escasos recursos en cada uno de los países donde opera LAN.

En Argentina, se apoya la labor de las organizaciones Responde y Un techo para mi país. En Chile, LAN tiene una alianza desde hace varios años con América Solidaria, Coaniquem



Social Performance

Commitment and dialogue with the different interest groups with which LAN relates are fundamental to Lan. Teamwork, fluid communication and the creation of mutual value of benefit to both parties are key to maintaining our leadership in profits, safety and the quality of our services.

> Commitment to the Company

The Company is aware of its social role in the communities where it does business, which entails establishing permanent and mutually collaborative relationships.

The focus is to promote sustainable tourism that encourages caring for the environment and heritage in the destinations in the region.

ded to this is the Company's ongoing willingness to collaborate with different organizations in civil society and support communities in transporting humanitarian aid when they have been victims of diverse natural catastrophes.

> The "I Care for my Destination" Program

This program was implemented for the first time in 2009. Its purpose is to promote care for the natural and cultural heritage of local communities and create an environmental and touristic awareness.

The program involves students, in particular from municipal or state schools, who conduct activities that contribute to the preservation of cities. They also attend the workshops given by specialists in the tourism industry.

The first version of I care for my destination was held in Puerto Varas, Chile. 90 students from the Pedro Aguirre Cerda School participated with their teachers. For four days they attended formative conferences, participated in recreational activities and worked to improve the coast of the city. This program will be held in different cities in Argentina, Ecuador and Peru in 2010.

y Hogar de Cristo, entre otras. Finalmente, en Ecuador la Compañía apoya a la corporación dedicada a la alfabetización digital CDI y la Cruz Roja Ecuatoriana, y en Perú, hay alianzas con Operación Sonrisa y UNICEF.

A su vez, LAN continúa estando al servicio del traslado de ayuda humanitaria en diversos países, colaborando en el transporte aéreo de donaciones a las comunidades afectadas por catástrofes naturales. Durante el año 2009 LAN trasladó suministros médicos y alimentos, entre otros, para asistir a las zonas afectadas por las inundaciones en el norte de Argentina y la ola de frío que azotó al sur del Perú. También se transportó ayuda humanitaria a la décima región de Chile, luego de la erupción del volcán Chaitén.

Compromiso con los Clientes

El compromiso de LAN con sus clientes busca proveer de un servicio de transporte aéreo y de carga de calidad, seguro y confiable, contribuyendo a la conectividad de los países latinoamericanos entre sí y con el resto del mundo.

Por esta razón, todos los integrantes del equipo LAN se esfuerzan diariamente para entregar un servicio consistente y diferenciador. En este contexto, en 2009 se inició el proyecto Cultura de Servicio que pretende asegurar la excelencia operacional y cumplir con los más altos estándares de calidad en la atención, con especial preocupación por las necesidades de los clientes

Compromiso con los Trabajadores

LAN potencia y fortalece la relación con sus trabajadores, impulsando su desarrollo profesional, social y personal, velando por su seguridad y la salud ocupacional, cuidando del bienestar de sus familias y apoyando sus iniciativas.

En 2009, y a pesar de la crisis económica, la compañía continuó con los programas de capacitación de sus empleados, destacándose como una de las aerolíneas que más invierte en la formación de sus equipos en la región. .

> Con el objetivo de acercar la industria aeronáutica a las comunidades, LAN ha continuado desarrollando distintos programas formativos para niños en diversos países. En Argentina, la iniciativa se denomina "Todos podemos volar"; en Chile "Visita a la Base" y en Ecuador "Toqué el cielo con LAN".

For the purpose of bringing the aviation industry closer to communities, LAN has continued to implement different formative programs for children in diverse countries. In Argentina, the initiative is called "We can all fly"; in Chile, it is "Visit the base"; and in Ecuador, "I touch the sky with LAN."

> On-Board Videos of I Care for my Destination

In the objective of promoting the importance of caring for the destinations and providing information on the attractions in the different cities in the region, work is being done on producing videos that will be shown on board LAN flights. The goal is to emphasize the natural and patrimonial wealth of each zone and motivate visitors to preserve the environment.

> Support to Tourism

Developing tourism in Latin America is fundamental to Lan. For this reason, the Company is a member of different trade associations in the industry, in addition to the support it provides to initiatives fostered by the local and government authorities in the region. LAN collaborates permanently with agencies such as the Department of Tourism in Argentina, Turismo Chile, Prom Peru and the Ministry of Tourism in Ecuador.

In Chile, LAN was active in creating the Federation of Touristic Entrepreneurs, Fedetour, which engages in addressing medium- and long-term aspects of the strategy to develop the tourist industry in Chile in conjunction with the government.

> Getting to Know LAN

For the purpose of bringing the aviation industry closer to communities, LAN has continued to implement different formative programs for children in diverse countries. In Argentina, the initiative is called "We can all fly"; in Chile, it is "Visit the base"; and in Ecuador, "I touch the sky with LAN." During 2009, more than 3,500 students and their teachers participated and valued the experience as a contribution to their education. LAN volunteers worked in each of these programs, who shared and helped in developing the scheduled activities.

> Social Contribution and Humanitarian Aid

In 2009, the cooperative alliances with different non-governmental organizations continued, dedicated to supporting the underprivileged sectors in each of the countries where LAN operates.

In Argentina, the work of Respond and A Roof For My Country was supported. In Chile, LAN has had an alliance for several years with Solidary America, the Burned Children's Corporation (Coaniquem) and Christ's Home, among others. Finally, in Ecuador, the Company supports the Digital Literacy Corporation (CDI) and the Ecuadorian Red Cross, while in Peru there are alliances with Operation Smile and Unicef.

A su vez, LAN implementó proyectos que van en directo beneficio de las personas: la construcción de un nuevo casino y modernas instalaciones que incluyen vestidores, talleres y almacenes en la Base de Mantenimiento de la compañía, reafirmando el compromiso y preocupación con los trabajadores de la compañía.

Asimismo en Chile se han capacitado a familiares de trabajadores a través de becas sociales. De esta forma se dictaron cursos de Gastronomía a más de 100 personas en las ciudades de Santiago y Puerto Montt.

Por último, se debe destacar la promoción de actividades de voluntariado corporativo, en cada uno de los países, generando fuertes vínculos con las comunidades locales. En 2009 en Argentina se continuo desarrollando el trabajo junto a Un techo para mi país: en Chile se realizó un programa de reforestación junto a la organización Cultiva y en Perú el trabajo en alianza con la organización Sagrada Familia.

Compromiso con los Proveedores

LAN busca vincularse con sus proveedores relaciones de largo plazo que generen valor compartido. A su vez la Compañía se preocupa especialmente de que se asegure la calidad de los servicios y productos, apoyando el desarrollo por medio del traspaso de las mejores prácticas de la industria.

En este contexto, LAN ha implementado programas de capacitación a empresas proveedoras, desarrollo de mesas de trabajo previas a las negociaciones y promoción de la calidad de los servicios.

Por otra parte, para asegurar la transparencia en nuestros procesos las licitaciones se utilizan sistemas de avanzada tecnología y políticas definidas de postulación y adjudicación.

Compromiso con los Accionistas

LAN tiene como objetivo garantizar el mayor retorno a nuestros accionistas, a través de una gestión responsable, eficiente y transparente que asegure la rentabilidad de nuestro negocio en el largo plazo.

LAN also continues to transport humanitarian aid to and within different countries. It provides air transport for donations to communities affected by natural catastrophes. During 2009, LAN carried medical supplies and food, among other things, to zones affected by flooding in the north of Argentina and by the cold wave that hit the south of Peru. It also carried humanitarian aid to the Tenth Region of Chile after the Chaiten Volcano erupted.

Commitment to Customers

LAN is committed to providing its customers quality, safe, reliable and transparent passenger and cargo air transportation, helping to keep Latin American countries connected amongst each other and to the rest of the world.

That is why all members of LAN's team make efforts every day to provide a consistent and differentiating service. In this context, in 2009 the Service Culture project began to assure operating excellence and meet the highest standards of quality in attention, with a particular concern for the needs of customers.

Commitment to Employees

LAN reinforces and strengthens the relationship with its employees by encouraging their professional, social and personal development, by watching out for their health and safety, by caring for the welfare of their families and by supporting their initiatives.

In 2009, the Company continued with employee training despite the economic crisis. It is notable that it is one of the airlines that most invested in training its teams in the region.

LAN also implemented projects that will directly benefit individuals: the construction of a new cafeteria and modern facilities that include dressing rooms, workshops and stores at the Company's maintenance base, reaffirming the commitment and concern for the Company's employees.

The families of employees in Chile have also received training through corporate scholarships. Courses in fine cuisine were taught to more than 100 people in the cities of Santiago and Puerto Montt.

Lastly, of note are the corporate volunteer activities in each of the countries that create strong ties to local communities. In 2009, the joint work with A Roof for My Country continued in Argentina; in Chile, a reforestation program was completed in conjunction with the organization Cultivation; and in Peru, the work was in alliance with the Sacred Family organization.

Commitment to Suppliers

LAN wants to have long-term relationships with its suppliers that create shared value. The Company is also particularly concerned with assuring the quality of services and products, so it supports development by transferring the best practices of the industry.

In this context, LAN has implemented supplier training programs, held round tables prior to negotiations, and promoted the quality of service.

In order to ensure the transparency of our processes, bidding is conducted through advanced technology and policies have been defined for bidding and awarding contracts.

Commitment to Shareholders

One of LAN's goals is to guarantee the highest return for its shareholders through responsible, efficient and transparent management that assures the profitability of our business in the long term.

Margen Operacional*

Operating Margin*


11,9%
5,7%
10,0%
11,7%
14,5%
2005
2006
2007
2008
2009

Margen Neto*

Net Margin*


6,3%
5,8%
8,0%
8,7%
7,9%
2005
2006
2007
2008
2009

Ingresos Unitarios*

Unit Revenues*


45,1
(US$ centavos por ATK /
cents per ATK)
40,8
45,5
47,7
54,1
2005
2006
2007
2008
2009

Costos Unitarios*

Unit Costs*


41,2
US$ centavos por ATK /
cents per ATK)
38,8
41,5
42,7
47,4
2005
2006
2007
2008
2009

* 2008 y 2009 de acuerdo a Normas Internacionales de Información Financiera, años anteriores bajo Principios Contables Generalmente Aceptados en Chile

*2008 and 2009 under International Financial Reporting Standards, previous years under Generally Accepted Accounting Principles in Chile

Distribución Ventas 2009 por Área Geográfica

2009 Revenue Breakdown by Country


Otros
21%
Perú
13%
Argentina
11%
Estados Unidos
19%
Europa
9%
Chile
27%

06 Resultados Financieros

Financial Results

A partir del primer trimestre de 2009 LAN comenzó a reportar sus resultados bajo las Normas Internacionales de Información Financiera (International Financial Reporting Standards, IFRS). De esta forma, LAN fue una de las primeras compañías en el país en reportar sus resultados de acuerdo a esta nueva normativa que se alinea con estándares internacionales.

LAN adopted International Financial Reporting Standards (IFRS) in the first quarter of 2009, becoming one of the first companies in the country to report its results in accordance with these standards.

De acuerdo a la normativa de la Superintendencia de Valores y Seguros de Chile, a partir del primer trimestre de 2009 LAN comenzó a reportar sus resultados bajo las Normas Internacionales de Información Financiera (International Financial Reporting Standards, IFRS). De esta forma, LAN fue una de las primeras compañías en el país en reportar sus resultados de acuerdo a esta nueva normativa que se alinea con estándares internacionales. Los resultados del ejercicio 2008 se encuentran también bajo IFRS de manera de ser comparables.

El ejercicio 2009 fue un año complejo para la economía mundial, donde el escenario económico estuvo marcado por los efectos negativos que generó la crisis financiera, entre los que destacan una desaceleración de la economía global y recesiones en países desarrollados, caída en los volúmenes de intercambio comercial (exportaciones e importaciones) y desplomes en los precios de los commodities.

La industria aérea no estuvo ajena a esta realidad, viéndose afectada por una menor demanda, generando caídas en tráficos tanto de carga como de pasajeros. A nivel mundial, la industria aérea comercial registró pérdidas por US$9,4 billones durante este año. A pesar de esto, LAN fue capaz de demostrar la solidez de su modelo de negocios, registrando resultados positivos con una utilidad que alcanzó los US$231,1 millones y un sólido margen operacional que alcanzó 11,9%. Además de las dificultades propias de la industria, la Compañía tuvo que lidiar con impactos negativos que afectaron su operación en forma particular, como fue la influenza AH1N1 ("gripe porcina") y la crisis que afectó la industria del salmón en Chile y que impactó negativamente las

In line with norms issued by the Superintendencia de Valores y Seguros (SVS), Chile's stock market regulator, LAN adopted International Financial Reporting Standards (IFRS) in the first quarter of 2009, becoming one of the first companies in the country to report its results in accordance with these standards. For the sake of comparison, the Company's results for 2008 are also presented under IFRS.

In a difficult year for the international economy, 2009 was overshadowed by the financial crisis and its negative effects which included a deceleration of world growth, recessions in industrialized countries, a drop in the volume of international trade (exports and imports) and the collapse of commodity prices.

The airline industry was not immune to this situation and faced weaker demand, with a drop in both cargo and passenger

Rentabilidad Acumulada Acción LAN 2009
2009 Cumulative Share Price Performance


LAN
+ 58,0%
IPSA
+ 50,7%
160
150
140
130
120
110
100
90
80
dic 08
ene 09
feb 09
mar 09
abr 09
may 09
jun 09
jul 09
ago 09
sep 09
oct 09
nov 09
dic 09
Acción LAN
IPSA

exportaciones de salmón desde este país.
Durante 2009, la Compañía vio una caída en sus ingresos operacionales, especialmente en el negocio de carga, el cual disminuyó un 32,1% con respecto al año 2008, totalizando ingresos por US$895,6 millones. El negocio de pasajeros también se vio impactado, anotando una caída de 7,0% en sus ingresos respecto de 2008, alcanzando los US$2.623,6 millones. En total, los ingresos operacionales alcanzaron US$3.655,5 millones, un 14,7% menos que en 2008. En línea con este decrecimiento de ingresos, el resultado operacional de LAN ascendió a US$435,7 millones, un 29,7% más bajo a lo registrado en 2008. El margen operacional del ejercicio 2009 alcanzó 11,9%, en comparación a 14,0% en 2008.

Las ventas de pasajeros se vieron afectadas por una caída de 16,0% en los yields, lo cual fue parcialmente compensado por un crecimiento de 10,7% en el tráfico de pasajeros medido en RPKs. La disminución de los yields de pasajeros durante el año se debió a un entorno de demanda más débil, ante lo cual la Compañía implementó una serie de medidas para incentivar la demanda en ciertas rutas, así como también a una baja en el cargo por combustible, producto de una reducción de 42,6% en el precio promedio del combustible durante 2009 (excluyendo las pérdidas por concepto de cobertura de combustible). El aumento en el tráfico de pasajeros fue impulsado principalmente por un incremento de 20,6% en el tráfico doméstico (incluyendo los mercados domésticos de Chile, Perú, Argentina y Ecuador) y un crecimiento de 6,9% en el tráfico internacional. En línea con esto, LAN aumentó su capacidad en el negocio de pasajeros medida en ASKs en 10,2%, con lo cual el factor de ocupación se mantuvo en 76,9%, en línea con el 76,3% alcanzado el año 2008. El ingreso por ASK alcanzó US$6,8 centavos, 15,6% menor a 2008.

Los ingresos de carga bajaron un 32,1%, alcanzando los US$895,6 millones y representando un 24,5% de los ingresos consolidados de la Compañía. El tráfico de LAN CARGO experimentó una caída en línea con la industria durante 2009, con los RTK (tráfico de carga) decreciendo 9,7%, Para enfrentar el difícil escenario global en el negocio de carga aérea, LAN CARGO realizó ajustes en su capacidad, reduciendo los ATKs en un 6,0% en comparación con 2008, con lo cual el factor

traffic. Internationally, commercial airlines reported a loss of US$9.4 billion in 2009. LAN, however, demonstrated the strength of its business model, reporting positive results with profits of US$231.1 million and a solid 11.9% operating margin. In addition to the difficulties faced by the industry in general, LAN was also particularly affected by the AH1N1 influenza ("swine flu") outbreak and a crisis in Chile's salmon farming industry with a negative impact on its exports.

In 2009, LAN's operating revenues showed a drop, particularly in its cargo business where they reached US$895.6 million, down by 32.1% on the previous year. The Company's passenger business was also affected, with its operating revenues dropping by 7.0% to US$2,623.6 million. Total operating revenues reached US$3,655.5 million, down by 14.7% on 2008. In line with this decrease, the Company reported operating income for US$435.7 million, representing a drop of 29.7% on 2008 and giving an operating margin of 11.9% as compared to 14.0% en 2008.

Passenger sales reflected a 16.0% drop in yields, which was partially offset by a 10.7% increase in traffic measured in RPKs. Lower


LAN

> La habilidad que ha demostrado LAN para generar consistentes utilidades aún en los escenarios más desafiantes de la industria es una de las principales fortalezas de la Compañía.

The ability shown by LAN to generate consistent profits in even the most challenging industry conditions is one of the Company's key strengths.

de ocupación alcanzó 68,4%, una caída de 2,8 puntos porcentuales en comparación con 2008. En cuanto a los yields de carga, éstos disminuyeron 24,8% en comparación con el año anterior. Los ingresos unitarios por ATK en el negocio de carga mostraron una caída de 27,8% en relación al 2008.

Los costos operacionales cayeron 12,1% en 2009 comparado con el año 2008, alcanzando los US$3.219,8 millones. Por otra parte, la capacidad medida en ATK sistema creció 2,1%, llevando a una reducción de 13,1% en los costos unitarios (costos por ATK incluyendo los gastos operacionales, gastos financieros netos y excluyendo otros ingresos). Aislando el impacto del combustible, los costos por unidad disminuyeron 1,2% durante el ejercicio.

El combustible es el principal ítem de costos para la Compañía, representando un 38% de sus costos operacionales durante 2009. Durante el ejercicio los gastos por combustible disminuyeron 30,9% debido a una caída de 42,6% en los precios, compensados por un aumento de 1,6% en el consumo. Los menores precios de combustible generaron menores costos de combustible por US$451,2 millones durante 2009. Adicionalmente, durante 2009, la Compañía reconoció una pérdida de US$128,7 millones por cobertura de combustible, comparada con una ganancia de US$35,4 millones durante 2008.

Además del combustible, la disminución en los costos operacionales se debe a las diversas iniciativas estratégicas que realizó la Compañía durante este año para aumentar la eficiencia de sus procesos y disminuir sus costos, dentro de las que destacan la renegociación de contratos con proveedores externos, así como la reducción de arriendos de flota en modalidad ACMI (Aircraft, Crew, Maintenance, Insurance) en el negocio de carga. Por otra parte, las remuneraciones aumentaron un 4,5%, debido a un aumento en la dotación promedio durante 2009, parcialmente compensado por una depreciación de las monedas locales.

A nivel no operacional, LAN registró durante 2009 una pérdida de US$158,2 millones, lo que se compara con una pérdida de US$216,4 millones en 2008. La disminución se debió principalmente a la provisión registrada durante 2008 por un total de US$109 millones en relación con el acuerdo con el Departamento de Justicia de Estados Unidos por la investigación en el negocio de carga.
El resultado no operacional refleja además

passenger yields in 2009 was a result of weaker demand and to which the Company responded with a series of measures to stimulate demand on certain routes. In addition, given the 42.6% drop in the average annual price of fuel (excluding losses on fuel hedging), it reduced its fuel surcharge. The increase in passenger traffic was driven mainly by a 20.6% increase in domestic traffic (including the domestic markets of Chile, Peru, Argentina and Ecuador) and a 6.9% increase in international traffic. In line with these trends, LAN increased its passenger capacity measured in ASKs by 10.2%, giving a load factor of 76.9% as compared to 76.3% in 2008. Revenue per ASK reached US$6.8 cents, down by 15.6% on 2008.

Cargo revenues fell by 32.1% to US$895.6 million and represented 24.5% of the Company's consolidated revenues. In 2009, LAN Cargo's traffic fell in line with that of the industry in general, with RTKs (cargo traffic) decreasing by 9.7%. In response to the difficult global situation faced by the air cargo business, LAN Cargo adjusted its capacity, reducing ATKs by 6.0% on 2008. As a result, its load factor reached 68.4%, down by 2.8 percentage points on 2008, while cargo yields dropped by 24.8%. Unit revenue per ATK in the cargo business showed a drop of 27.8% as compared to 2008.

In 2009, operating costs reached US$3,219.8 million, down by 12.1% on 2008. System capacity measured in ATKs rose by

LAN fue capaz de demostrar la solidez de su modelo de negocios, registrando resultados positivos con una utilidad que alcanzó los US$231,1 millones y un sólido margen operacional que alcanzó 11,9%.

US$ 231,1 Millones

Million

LAN demonstrated the strength of its business model, reporting positive results with profits of US$231.1 million and a solid 11.9% operating margin.


LAN

un aumento de 26,1% en gastos financieros netos, los que alcanzaron US$134,9 millones, como resultado del aumento de la deuda promedio de largo plazo de la Compañía, relacionada principalmente con el financiamiento de su flota.

La habilidad que ha demostrado LAN para generar consistentes utilidades aún en los escenarios más desafiantes de la industria es una de las principales fortalezas de la Compañía. Esto, en conjunto con su sólida posición financiera, se ve reflejado en que LAN es una de las pocas aerolíneas del mundo que mantiene una clasificación de riesgo internacional de Grado de Inversión BBB otorgada por la agencia clasificadora de riesgo internacional FITCH Ratings.

2.1%, giving a 13.1% reduction in unit costs (cost per ATK including operating expenses and net financial costs but excluding other revenues). If the impact of fuel is excluded, unit costs fell by 1.2%.

Fuel is the Company's single largest item of expenditure and, in 2009, accounted for 38% of its operating costs. During the year, expenditure on fuel fell by 30.9%, reflecting a 42.6% drop in prices that was partly offset by a 1.6% increase in consumption. Lower fuel prices meant savings of US$451.2 million in 2009 while the Company reported a loss of US$128.7 million on fuel hedging as compared to earnings of US$35.4 million in 2008.

Apart from lower expenditure on fuel, the drop in the Company's operating costs also reflected different strategic initiatives implemented by the Company in 2009 to increase the efficiency of its processes and reduce costs. These included particularly the renegotiation of contracts with external suppliers and a reduction in the rental of cargo aircraft under Aircraft, Crew, Maintenance & Insurance (ACMI) agreements. A 4.5% increase in wage costs in 2009, due to an increase in the Company's average workforce, was partially offset by a depreciation of local currencies.

In 2009, LAN reported a non-operating loss of US$158.2 million as compared to a loss of US$216.4 million in 2008. This drop was mainly the result of provisions made in 2008 for a total of US$109 million in connection with an agreement with the U.S. Department of Justice about its cargo business investigation.

This non-operating loss also reflected a 26.1% increase in net financial costs to US$134.9 million. This was the result of an increase in the Company's average long-term debt, related mainly to the financing of its fleet.

The ability shown by LAN to generate consistent profits in even the most challenging industry conditions is one of the Company's key strengths. Together with its solid financial situation, this has positioned LAN as one of the few airlines in the world to maintain an international BBB investment-grade risk rating awarded by Fitch Ratings.


LAN
LAN
LAN


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08 Estados Financieros Consolidados

CONTENIDO

US$ -Dólares Estadounidenses
MUS$ -Miles de Dólares Estadounidenses

Estado de Situación Financiera Clasificado Consolidado

	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$	Al 01 de enero de 2008 MUS$
ACTIVOS			
Activos corrientes			
Activos corrientes en operación			
Efectivo y equivalentes al efectivo	731.497	400.972	445.583
Otros activos financieros	60.415	10.065	21.439
Deudores comerciales y otras cuentas a cobrar	423.739	342.665	349.433
Cuentas por cobrar a entidades relacionadas	38	1.117	228
Inventarios	46.563	45.950	46.104
Activos de cobertura	38.640	612	5.356
Pagos anticipados	15.258	11.518	11.563
Cuentas por cobrar por impuestos	68.420	72.125	65.990
Otros activos corrientes	13.482	181.722	8.206
Subtotal activos corrientes en operación	**1.398.052**	**1.066.746**	**953.902**
Activos no corrientes y grupos en desapropiación mantenidos para la venta	10.919	10.444	10.784
Total activos corrientes	**1.408.971**	**1.077.190**	**964.686**
Activos no corrientes			
Otros activos financieros	508	506	1.808
Deudores comerciales y otras cuentas a cobrar	7.190	3.574	4.543
Cuentas por cobrar a entidades relacionadas	-	251	-
Inversiones en asociadas contabilizadas por el método de la participación	1.236	1.389	1.484
Activos intangibles	98.607	90.374	88.857
Propiedades, plantas y equipos	4.196.556	3.966.063	3.449.448
Activos por impuestos diferidos	10.652	12.585	20.378
Activos de cobertura	4.409	2.733	1.806
Otros activos no corrientes	43.843	42.201	33.689
Total activos no corrientes	**4.363.001**	**4.119.676**	**3.602.013**
Total activos	**5.771.972**	**5.196.866**	**4.566.699**

	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$	Al 01 de enero de 2008 MUS$
PASIVOS Y PATRIMONIO NETO			
Pasivos corrientes			
Pasivos corrientes en operación			
Préstamos que devengan intereses	385.421	284.028	235.935
Otros pasivos financieros	2.031	1.345	1.586
Acreedores comerciales y otras cuentas por pagar	377.438	388.777	364.369
Cuentas por pagar a entidades relacionadas	297	302	355
Provisiones	970	2.217	-
Cuentas por pagar por impuestos	11.287	7.858	15.374
Otros pasivos	73.424	109.764	121.637
Ingresos diferidos	542.832	446.381	433.882
Pasivos de cobertura	30.480	180.113	6.936
Pasivos devengados a fecha de reporte	99.159	130.675	114.499
Total pasivos corrientes	**1.523.339**	**1.551.460**	**1.294.573**
Pasivos no corrientes			
Préstamos que devengan intereses	2.389.521	2.087.859	1.791.468
Otros pasivos financieros	305.287	285.313	271.853
Acreedores comerciales y otras cuentas por pagar	72.000	90.000	-
Provisiones	26.834	26.344	25.399
Pasivos por impuestos diferidos	240.619	167.372	171.046
Otros pasivos	55.038	47.664	61.586
Obligaciones por beneficios de largo plazo y post - empleo	5.555	3.865	4.082
Pasivos de cobertura	47.853	168.385	47.815
Total pasivos no corrientes	**3.142.707**	**2.876.802**	**2.373.249**
Total pasivos	**4.666.046**	**4.428.262**	**3.667.822**
PATRIMONIO NETO			
Patrimonio neto atribuible a los tenedores de instrumentos de patrimonio neto de la controladora			
Capital emitido	453.444	453.444	453.444
Otras reservas	(97.321)	(306.256)	(45.477)
Resultados retenidos	742.704	614.587	485.721
Sub-total patrimonio neto atribuible a los tenedores de instrumentos de patrimonio neto de la controladora	**1.098.827**	**761.775**	**893.688**
Participaciones minoritarias	7.099	6.829	5.189
Total patrimonio neto	**1.105.926**	**768.604**	**898.877**
Total pasivos y patrimonio neto	**5.771.972**	**5.196.866**	**4.566.699**

Estado de Resultados Consolidado por Función

	Por los ejercicios terminados	
	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$
Ingresos ordinarios	3.519.162	4.140.245
Costo de ventas	(2.522.778)	(2.893.944)
Margen bruto	**996.384**	**1.246.301**
Otros ingresos de operación	154.534	161.422
Costos de marketing	(114.462)	(107.304)
Costos de distribución	(326.964)	(366.652)
Gastos de administración	(155.126)	(167.646)
Otros gastos varios de operación	(100.483)	(127.864)
Costos financieros (de actividades no financieras)	(153.109)	(125.488)
Participación en ganancias de asociadas contabilizadas por el método de la participación	315	696
Diferencias de cambio	(11.237)	23.443
Resultado por unidades de reajuste	(605)	1.229
Minusvalía comprada inmediatamente reconocida	-	581
Otras ganancias (pérdidas) netas	(11.728)	(135.312)
Ganancia antes de impuesto a las ganancias	**277.519**	**403.406**
Impuesto a las ganancias	(44.487)	(65.094)
GANANCIA DEL EJERCICIO	233.032	338.312
Ganancia del ejercicio atribuible a tenedores de instrumentos de participación en el patrimonio neto de la controladora	231.126	336.480
Ganancia (pérdida) del ejercicio atribuible a participación minoritaria	1.906	1.832
Ganancia del ejercicio	**233.032**	**338.312**
GANANCIA POR ACCION		
Ganancias básicas y diluidas por acción (US$)	0,68	0,99

Estado de Resultados Integrales Consolidado por Función

	Por los ejercicios terminados	
	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$
GANANCIA DEL EJERCICIO	233.032	338.312
Otros ingresos y gastos con cargo o abono en el patrimonio neto:		
Cobertura flujo de caja	252.508	(308.901)
Ajustes por conversión	1.442	(7.371)
Otras reservas	(2.657)	-
Impuesto a las ganancias relacionado con componentes de otros ingresos y gastos con cargo o abono al patrimonio neto	(41.917)	52.513
Ingresos y gastos integrales del ejercicio	**209.376**	**(263.759)**
Resultados integrales del ejercicio	**442.408**	**74.553**
Resultados integrales atribuibles a:		
Accionistas mayoritarios	439.320	73.900
Participaciones minoritarias	3.088	653
RESULTADOS INTEGRALES DEL EJERCICIO	**442.408**	**74.553**

Estado de Cambios en el Patrimonio Neto

	Cambios en capital emitido	Cambios en otras reservas				Cambios en resultados retenidos	Cambios en patrimonio neto atribuible a la controladora	Cambios en patrimonio partici-paciones minoritarias	Cambios en patrimonio neto total
		Reserva de opciones	Reserva de conversión	Reservas de coberturas	Otras reservas varias				
	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$
Saldo inicial al 1 de enero de 2009	**453.444**	**1.801**	**(6.192)**	**(301.813)**	**(52)**	**614.587**	**761.775**	**6.829**	**768.604**
Emisión de certificados de opciones para compra de acciones	-	676	-	-	-	-	676	-	676
Resultados integrales del ejercicio	-	-	1.268	209.583	(2.657)	231.126	439.320	3.088	442.408
Dividendos	-	-	-	-	-	(104.622)	(104.622)	-	(104.622)
Otros incrementos (disminuciones) en patrimonio neto	-	-	-	-	65	1.613	1.678	(2.818)	(1.140)
Saldo final al 31 de diciembre de 2009	**453.444**	**2.477**	**(4.924)**	**(92.230)**	**(2.644)**	**742.704**	**1.098.827**	**7.099**	**1.105.926**

	Cambios en capital emitido	Cambios en otras reservas				Cambios en resultados retenidos	Cambios en patrimonio neto atribuible a la controladora	Cambios en patrimonio partici-paciones minoritarias	Cambios en patrimonio neto total
		Reserva de opciones	Reserva de conversión	Reservas de coberturas	Otras reservas varias				
	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$
Saldo inicial al 1 de enero de 2008	**453.444**		-	**(45.425)**	**(52)**	**485.721**	**893.688**	**5.189**	**898.877**
Emisión de certificados de opciones para compra de acciones	-	1.801	-	-	-	-	1.801	-	1.801
Resultados integrales del ejercicio	-	-	(6.192)	(256.388)	-	336.480	73.900	653	74.553
Dividendos	-	-	-	-	-	(207.614)	(207.614)	-	(207.614)
Otros incrementos (disminuciones) en patrimonio neto	-	-	-	-	-	-	-	987	987
Saldo final al 31 de diciembre de 2008	**453.444**	**1.801**	**(6.192)**	**(301.813)**	**(52)**	**614.587**	**761.775**	**6.829**	**768.604**

Estado de Flujos de Efectivo Consolidado - Método Directo

	Por los ejercicios terminados	
	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$
Flujos de efectivo por operaciones		
Importes cobrados de clientes	3.871.189	4.648.591
Pagos a proveedores	(2.494.716)	(3.243.160)
Remuneraciones pagadas	(636.603)	(614.528)
Pagos recibidos y remitidos por impuesto sobre el valor agregado	40.319	(40.063)
Flujos de efectivo por operaciones, total	**780.189**	**750.840**
Flujos de efectivo por otras actividades de operación		
Importes recibidos por intereses recibidos clasificados como de operación	13.542	8.226
Importes recibidos por impuestos a las ganancias devueltos	15.460	-
Pagos por impuestos a las ganancias	(5.156)	(26.994)
Otras entradas (salidas) procedentes de otras actividades de operación	41.792	(100.997)
Flujos de efectivo por otras actividades de operación, total	**65.638**	**(119.765)**
Flujos de efectivo netos de actividades de operación	**845.827**	**631.075**
Flujos de efectivo netos utilizados en actividades de inversión		
Importes recibidos por desapropiación de propiedades, plantas y equipos	10.777	6.625
Importes recibidos por desapropiación de subsidiarias, neto del efectivo desapropiado	1.568	6.708
Importes recibidos por desapropiación de otros activos financieros	8.743	14.511
Otros flujos de efectivo de (utilizados en) actividades de inversión	-	5
Importes recibidos por dividendos clasificados como de inversión	414	813
Importes recibidos por intereses recibidos clasificados como de inversión	2.637	2.743
Incorporación de propiedades, plantas y equipos	(538.576)	(779.315)
Pagos para adquirir subsidiarias neto del efectivo adquirido	(3.360)	(698)
Pagos para adquirir otros activos financieros	(58.983)	(2.607)
Otros desembolsos de inversión	(12.888)	(23.388)
Flujos de efectivo netos utilizados en actividades de inversión	**(589.668)**	**(774.603)**
Flujos de efectivo netos de actividades de financiamiento		
Obtención de préstamos	671.425	574.874
Pagos de préstamos	(261.705)	(102.644)
Reembolso de pasivos por arrendamientos financieros	(62.858)	(52.386)
Pagos por intereses clasificados como financieros	(129.323)	(81.421)
Pagos de dividendos a participaciones minoritarias	(315)	(417)
Pagos de dividendos por la entidad que informa	(139.622)	(222.386)
Otros flujos de efectivo de actividades de financiamiento	21.588	(15.210)
Flujos de efectivos netos de actividades de financiamiento	**99.190**	**100.410**
Incremento (disminución) neto en efectivo y equivalentes al efectivo	**355.349**	**(43.118)**
Efectos de las variaciones en las tasas de cambio sobre el efectivo y equivalentes al efectivo	(24.824)	(1.493)
Efectivo y equivalentes al efectivo, presentados en el Estado de flujos de efectivo, saldo inicial	**400.972**	**445.583**
Efectivo y equivalentes al efectivo, presentados en el Estado de flujos de efectivo, saldo final	**731.497**	**400.972**

Consolidated Financial Statements

CONTENTS

US$ - United States Dollars
THUS$ -Thousands of United States dollars

Consolidated Statement of Financial Position

	As of December 31 2009 ThUS$	As of December 31 2008 ThUS$	As of January 01 2008 ThUS$
ASSETS			
Current assets			
Current assets in operation			
Cash and cash equivalents	731,497	400,972	445,583
Other financial assets	60,415	10,065	21,439
Trade and other accounts receivable	423,739	342,665	349,433
Accounts receivable from related entities	38	1,117	228
Inventories	46,563	45,950	46,104
Hedging assets	38,640	612	5,356
Prepaid expenses	15,258	11,518	11,563
Prepaid and recoverable taxes	68,420	72,125	65,990
Other current assets	13,482	181,722	8,206
Subtotal current assets in operation	**1,398,052**	**1,066,746**	**953,902**
Non-current assets and disposal groups held for sale	10,919	10,444	10,784
Total current assets	**1,408,971**	**1,077,190**	**964,686**
Non-current assets			
Other financial assets	508	506	1,808
Trade and other accounts receivable	7,190	3,574	4,543
Accounts receivable from related entities	-	251	-
Investments in associates	1,236	1,389	1,484
Intangible assets	98,607	90,374	88,857
Property, plant and equipment	4,196,556	3,966,063	3,449,448
Deferred tax assets	10,652	12,585	20,378
Hedging assets	4,409	2,733	1,806
Other non-current assets	43,843	42,201	33,689
Total non-current assets	**4,363,001**	**4,119,676**	**3,602,013**
Total assets	**5,771,972**	**5,196,866**	**4,566,699**

	As of December 31 2009 ThUS$	As of December 31 2008 ThUS$	As of January 01 2008 ThUS$
LIABILITIES AND NET EQUITY			
Current liabilities			
Current liabilities in operation			
Interest-bearing loans	385,421	284,028	235,935
Other financial liabilities	**2,031**	**1,345**	**1,586**
Trade and other accounts payable	377,438	388,777	364,369
Accounts payable to related entities	297	302	355
Provisions	970	2,217	-
Taxes payable	11,287	7,858	15,374
Other liabilities	73,424	109,764	121,637
Deferred income	542,832	446,381	433,882
Hedging liabilities	30,480	180,113	6,936
Liabilities accrued at the date of the report	99,159	130,675	114,499
Total current liabilities	**1,523,339**	**1,551,460**	**1,294,573**
Non-current liabilities			
Interest-bearing loans	2,389,521	2,087,859	1,791,468
Other financial liabilities	305,287	285,313	271,853
Trade and other accounts payable	72,000	90,000	-
Provisions	26,834	26,344	25,399
Deferred tax liabilities	240,619	167,372	171,046
Other liabilities	55,038	47,664	61,586
Obligations for long-term and post-employment benefits	5,555	3,865	4,082
Hedging liabilities	47,853	168,385	47,815
Total non-current liabilities	**3,142,707**	**2,876,802**	**2,373,249**
Total liabilities	**4,666,046**	**4,428,262**	**3,667,822**

NET EQUITY			
Net equity attributable to the parent Company's equity holders			
Paid capital	453,444	453,444	453,444
Other reserves	(97,321)	(306,256)	(45,477)
Retained earnings	742,704	614,587	485,721
Sub-total net equity attributable to the parent Company's equity holders	**1,098,827**	**761,775**	**893,688**
Minority interest	7,099	6,829	5,189
Total net equity	**1,105,926**	**768,604**	**898,877**
Total liabilities and net equity	**5,771,972**	**5,196,866**	**4,566,699**

Consolidated Statement of Income by Function

	For the years ended	
	As of December 31 2009 ThUS$	As of December 31 2008 ThUS$
Operating revenues	3,519,162	4,140,245
Cost of sales	(2,522,778)	(2,893,944)
Gross margin	**996,384**	**1,246,301**
Other operating income	154,534	161,422
Marketing costs	(114,462)	(107,304)
Distribution costs	(326,964)	(366,652)
Administrative expenses	(155,126)	(167,646)
Other operating expenses	(100,483)	(127,864)
Financial costs (from non-financial activities)	(153,109)	(125,488)
Earnings on investments (equity method)	315	696
Exchange rate differences	(11,237)	23,443
Result of indexation units	(605)	1,229
Negative goodwill	-	581
Other net earnings (losses)	(11,728)	(135,312)
Income before income taxes	**277,519**	**403,406**
Income tax	(44,487)	(65,094)
NET INCOME FOR THE PERIOD	**233,032**	**338,312**
Income for the period attributable to the parent Company's equity holders	231,126	336,480
Income for the period attributable to minority interests	1,906	1,832
Net income for the period	**233,032**	**338,312**
EARNINGS PER SHARE		
Basic and diluted earnings per share (US$)	0.68	0.99

Consolidated Statement of Comprehensive Income by Function

	For the years ended	
	As of December 31 2009 ThUS$	As of December 31 2008 ThUS$
NET INCOME FOR THE PERIOD	**233,032**	**338,312**
Other income and expenses credited/charged to net equity:		
Cash flow hedges	252,508	(308,901)
Translation adjustments	1,442	(7,371)
Other reserves	(2,657)	-
Income tax related to components of other income and expenses credited/charged to net equity	(41,917)	52,513
Comprehensive income and expenses for the period	**209,376**	**(263,759)**
Total comprehensive income for the period	**442,408**	**74,553**
Comprehensive income attributable to:		
Majority shareholders	439,320	73,900
Minority interests	3,088	653
COMPREHENSIVE INCOME FOR THE PERIOD	**442,408**	**74,553**

Statement of Changes in Net Equity

	Changes in Paid in capital	Changes in other reserves: Reserve for stock options	Changes in other reserves: Translation reserve	Changes in other reserves: Hedging reserves	Other sundry reserves	Changes in retained earnings	Changes in net equity attributable to the parent	Changes in net equity minority interestst	Changes in net equity total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2009	453,444	1,801	(6,192)	(301,813)	(52)	614,587	761,775	6,829	768,604
Issuance of stock options	-	676	-	-	-	-	676	-	676
Comprehensive income for the period	-	-	1,268	209,583	(2,657)	231,126	439,320	3,088	442,408
Dividends	-	-	-	-	-	(104,622)	(104,622)	-	(104,622)
Other increases (decreases) in net equity	-	-	-	-	65	1,613	1,678	(2,818)	(1,140)
Closing balance as of December 31, 2009	**453,444**	**2,477**	**(4,924)**	**(92,230)**	**(2,644)**	**742,704**	**1,098,827**	**7,099**	**1,105,926**

	Changes in Paid in capital	Changes in other reserves: Reserve for stock options	Changes in other reserves: Translation reserves	Changes in other reserves: Hedging reserves	Other sundry reserves	Changes in retained earnings	Changes in net equity attributable to the parent	Changes in net equity minority interestst	Changes in net equity total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2008	453,444	-	-	(45,425)	(52)	485,721	893,688	5,189	898,877
Issuance of stock options	-	1,801	-	-	-	-	1,801	-	1,801
Comprehensive income for the period	-	-	(6,192)	(256,388)		336,480	73,900	653	74,553
Dividends	-	-	-	-	-	(207,614)	(207,614)	-	(207,614)
Other increases (decreases) in net equity	-	-	-	-	-	-	-	987	987
Closing balance as of December 31, 2008	**453,444**	**1,801**	**(6,192)**	**(301,813)**	**(52)**	**614,587**	**761,775**	**6,829**	**768,604**

Consolidated Statement of Cash Flows - Direct Method

	For the years ended	
	As of December 31 2009 ThUS$	As of December 31 2008 ThUS$
Cash flows from operations		
Collection of trade accounts receivable	3,871,189	4,648,591
Payments to suppliers	(2,494,716)	(3,243,160)
Payments to personnel	(636,603)	(614,528)
Refunds and payments of value added tax	40,319	(40,063)
Cash flows from operations, total	**780,189**	**750,840**
Interest received classified as from operations	13,542	8,226
Income tax refunds	15,460	-
Income tax payments	(5,156)	(26,994)
Other inflows (outflows) from operating activities	41,792	(100,977)
Cash flows from other operating activities, total	**65,638**	**(119,765)**
Net cash flow from operating activities	**845,827**	**631,075**
Net cash flow used in investment activities		
Disposals of property, plant and equipment	10,777	6,625
Disposals of subsidiaries, net of cash	1,568	6,708
Disposals of other financial assets	8,743	14,511
Other cash flows (used in) investing activities	-	5
Dividends received classified as investment	414	813
Interest received classified as investment	2,637	2,743
Acquisitions of property, plant and equipment	(538,576)	(779,315)
Acquisitions of subsidiaries, net of cash acquired	(3,360)	(698)
Acquisitions of other financial assets	(58,983)	(2,607)
Other investment disbursements	(12,888)	(23,388)
Net cash flow used in investment activities	**(589,668)**	**(774,603)**
Net cash flow from financing activities		
Loans obtained	671,425	574,874
Loans repaid	(261,705)	(102,644)
Payments of liabilities under financial leases	(62,858)	(52,386)
Interest payments classified as financing	(129,323)	(81,421)
Dividend payments to minority shareholders	(315)	(417)
Dividend payments by the reporting entity	(139,622)	(222,386)
Other cash flows from (used in) financing activities	21,588	(15,210)
Net cash flow from financing activities	**99,190**	**100,410**
Net increase (decrease) in cash and cash equivalents	**355,349**	**(43,118)**
Effects of exchange-rate fluctuations on cash and cash equivalents	(24,824)	(1,493)
Cash and cash equivalents shown in the statement of cash flows, opening balance	**400,972**	**445,583**
Cash and cash equivalents shown in the statement of cash flows, closing balance	**731,497**	**400,972**



09 Declaración Jurada

Statement of Responsibility

En nuestra calidad de Directores y Vicepresidente de Finanzas de la sociedad Lan Airlines S.A., declaramos bajo juramento nuestra responsabilidad respecto de la veracidad de toda la información contenida en esta Memoria Anual.

As Directors and Chief Financial Officer of Lan Airlines S. A., we declare under oath our responsibility on the veracity of the information contained in this Annual Report

Jorge Award Mehech

Darío Calderón González

José Cox Donoso

Juan José Cueto Plaza

Juan Cueto Sierra

Ramón Eblen Kadis

Bernardo Fontaine Talavera

Igancio Guerrero Gutiérrez

Andrés Navarro Haeussler

Alejandro de la Fuente Goic
Vicepresidente de Finanzas
Chief Financial Officer

10 Glosario
Glossary of Terms

ATK Sistema Medida de capacidad agregada de pasajeros y carga	**"Available Ton Kilometers Sistema"**, Número de toneladas de capacidad disponible para el transporte de pasajeros y carga multiplicado por número de kilómetros volados.
RTK Sistema Medida de tráfico agregado de pasajeros y carga	**"Revenue Ton Kilometers Sistema"**, Número de toneladas transportadas de pasajeros y carga multiplicado por número de kilómetros volados.
ASK Medida de capacidad de pasajeros	**"Available Seat Kilometers"**, Asientos disponibles multiplicados por kilómetros volados.
ATK Medida de capacidad de carga	**"Available Ton Kilometers"**, Toneladas de carga disponibles multiplicado por kilómetros volados.
RPK Medida de tráfico de pasajeros	**"Revenue Passenger Kilometers"**, Pasajeros transportados multiplicados por kilómetros volados.
RTK Medida de tráfico de carga	**"Revenue Ton Kilometers"**, Toneladas de carga transportada multiplicada por kilómetros volados.
Yield Pasajeros Medida de ingreso unitario de pasajeros	Ingresos provenientes del negocio de pasajeros, dividido por RTKs de pasajeros o RPKs, (en centavos de US$).
Yield Carga Medida de ingreso unitario de carga	Ingresos provenientes del negocio de carga, dividido por RTKs (en centavos de US$).
Factor de Ocupación Medida de utilización de capacidad disponible, tanto a nivel de sistema, pasajeros y/o carga	**Sistema:** "Revenue ton kilometers Sistema" dividido por "Available Ton Kilometers Sistema". **Pasajeros:** "Revenue Passenger Kilometers" dividido por "Available Seat Kilometers". **Carga:** "Revenue Ton Kilometers" dividido por "Available Ton Kilometers".

ATK System Total passenger and cargo capacity measure	**"Available Ton Kilometers System"**, The number of total tons capacity for the transportation of revenue load (passenger and cargo) multiplied by the kilometers flown.
RTK System Total passenger and cargo traffic measure	**"Revenue Ton Kilometers System"**, The load (passenger and/or cargo) in tons multiplied by the kilometers flown.
ASK Passenger capacity measure	**"Available Seat Kilometers"**, The number of seats made available for sale multiplied by the kilometers flown.
ATK Cargo capacity measure	**"Available Ton Kilometers"**, The number of tons available for the transportation of revenue load (cargo) multiplied by the kilometers flown.
RPK Passenger traffic measure	**"Revenue Passenger Kilometers"**, The number of passengers multiplied by the number of kilometers flown.
RTK Cargo traffic measure	**"Revenue Ton Kilometers"**, The load (cargo) in tons multiplied by the kilometers flown.
Passenger Yield Unit passenger revenue measure	Revenue from passenger operations divided by passenger RTK or RPKs (in US$ cents).
Yield Carga Unit cargo revenue measure	Revenue from cargo operations divided by RTK. (in US$ cents).
Load Factor Utilization of available capacity measure, for system, passenger or/and cargo	**System:** RTKs system expressed as a percentage of ATKs system. **Pasajeros:** RPKs expressed as a percentage of ASKs. **Carga:** RTKs expressed as a percentage of ATKs.

Diseño | Design: www.filete.cl

PEFC/24-31-900

El papel de esta publicación proviene de bosques manejados de forma sustentable y fuentes controladas.

The paper used in this report comes from sustainable forests and controlled sources

Estados Financieros Consolidados

LAN AIRLINES S.A. Y FILIALES

31 de Diciembre de 2009

Contenido

US$ - Dólares Estadounidenses
MUS$ - Miles de Dólares Estadounidenses

PRICEWATERHOUSECOOPERS

Informe de los Auditores Independientes

PricewaterhouseCoopers
RUT.: 81.513.400-1
Santiago de Chile
Av. Andrés Bello 2711
Torre La Costanera - Pisos 2,3,4 Y 5
Las Condes
Teléfono: (56) (2) 940 0000
www.pwc.cl

Santiago, 17 de febrero de 2010

Señores Accionistas y Directores
Lan Airlines S.A.

Hemos efectuado una auditoría a los estados consolidados de situación financiera de Lan Airlines S.A. y filiales al 31 de diciembre de 2009 y 2008, del estado consolidado de situación financiera de apertura al 1 de enero de 2008 y de los correspondientes estados consolidados de resultados integrales, de cambios en el patrimonio y de flujos de efectivo por los años terminados el 31 de diciembre de 2009 y 2008. La preparación de dichos estados financieros (que incluyen sus correspondientes notas), es responsabilidad de la Administración de Lan Airlines S.A. Nuestra responsabilidad consiste en emitir una opinión sobre estos estados financieros con base en las auditorías que efectuamos.

Nuestras auditorías fueron efectuadas de acuerdo con normas de auditoría generalmente aceptadas en Chile. Tales normas requieren que planifiquemos y realicemos nuestro trabajo con el objeto de lograr un razonable grado de seguridad que los estados financieros consolidados están exentos de representaciones incorrectas significativas. Una auditoría comprende el examen, a base de pruebas, de evidencias que respaldan los montos e informaciones revelados en los estados financieros consolidados. Una auditoría comprende, también, una evaluación de los principios de contabilidad utilizados y de las estimaciones significativas hechas por la Administración de la Compañía, así como una evaluación de la presentación general de los estados financieros consolidados. Consideramos que nuestras auditorías constituyen una base razonable para fundamentar nuestra opinión.

En nuestra opinión, los mencionados estados financieros consolidados presentan razonablemente, en todos sus aspectos significativos, la situación financiera de Lan Airlines S.A. y filiales al 31 de diciembre de 2009 y 2008 y al 1 de enero de 2008, los resultados integrales de sus operaciones y los flujos de efectivo por los años terminados el 31 de diciembre de 2009 y 2008, de acuerdo con Norma e Información Financiera de Chile/Normas Internacionales de Información Financiera.

Renzo Corona Spedaliere
Rut: 6.373.028-9

Estado de Situación Financiera Clasificado Consolidado

Activos

	Nota	Al 31 de Diciembre de 2009	Al 31 de Diciembre de 2008	Al 01 de Enero de 2008
		MUS$	MUS$	MUS$
Activos corrientes				
Activos corrientes en operación				
Efectivo y equivalentes al efectivo	7	731.497	400.972	445.583
Otros activos financieros	8	60.415	10.065	21.439
Deudores comerciales y otras cuentas a cobrar	9	423.739	342.665	349.433
Cuentas por cobrar a entidades relacionadas	10	38	1.117	228
Inventarios	11	46.563	45.950	46.104
Activos de cobertura	12	38.640	612	5.356
Pagos anticipados	13	15.258	11.518	11.563
Cuentas por cobrar por impuestos		68.420	72.125	65.990
Otros activos corrientes	14	13.482	181.722	8.206
Subtotal activos corrientes en operación		**1.398.052**	**1.066.746**	**953.902**
Activos no corrientes y grupos en desapropiación mantenidos para la venta	15	10.919	10.444	10.784
Total activos corrientes		**1.408.971**	**1.077.190**	**964.686**
Activos no corrientes				
Otros activos financieros	8	508	506	1.808
Deudores comerciales y otras cuentas a cobrar	9	7.190	3.574	4.543
Cuentas por cobrar a entidades relacionadas	10	-	251	-
Inversiones en asociadas contabilizadas por el método de la participación	17	1.236	1.389	1.484
Activos intangibles	18	98.607	90.374	88.857
Propiedades, plantas y equipos	19	4.196.556	3.966.063	3.449.448
Activos por impuestos diferidos	20	10.652	12.585	20.378
Activos de cobertura	12	4.409	2.733	1.806
Otros activos no corrientes	14	43.843	42.201	33.689
Total activos corrientes		**4.363.001**	**4.119.676**	**3.602.013**
Total activos		**5.771.972**	**5.196.866**	**4.566.699**

Las Notas adjuntas números 1 a 42 forman parte integral de estos estados financieros consolidados.

Pasivos y Patrimonio neto

	Nota	Al 31 de Diciembre de 2009 MUS$	Al 31 de Diciembre de 2008 MUS$	Al 01 de Enero de 2008 MUS$
Pasivos corrientes				
Préstamos que devengan intereses	21	385.421	284.028	235.935
Otros pasivos financieros	22	2.031	1.345	1.586
Acreedores comerciales y otras cuentas por pagar	23	377.438	388.777	364.369
Cuentas por pagar a entidades relacionadas	10	297	302	355
Provisiones	24	970	2.217	-
Cuentas por pagar por impuestos		11.287	7.858	15.374
Otros pasivos	25	73.424	109.764	121.637
Ingresos diferidos		542.832	446.381	433.882
Pasivos de cobertura	27	30.480	180.113	6.936
Pasivos devengados a fecha de reporte	28	99.159	130.675	114.499
Total pasivos corrientes		**1.523.339**	**1.551.460**	**1.294.573**
Pasivos no corrientes				
Préstamos que devengan intereses	21	2.389.521	2.087.859	1.791.468
Otros pasivos financieros	22	305.287	285.313	271.853
Acreedores comerciales y otras cuentas por pagar	23	72.000	90.000	-
Provisiones	24	26.834	26.344	25.399
Pasivos por impuestos diferidos	20	240.619	167.372	171.046
Otros pasivos	25	55.038	47.664	61.586
Obligaciones por beneficios de largo plazo y post - empleo	26	5.555	3.865	4.082
Pasivos de cobertura	27	47.853	168.385	47.815
Total pasivos no corrientes		**3.142.707**	**2.876.802**	**2.373.249**
Total pasivos		**4.666.046**	**4.428.262**	**3.667.822**

(Continuación de Pasivos y Patrimonio Neto)

	Nota	Al 31 de Diciembre de 2009	Al 31 de Diciembre de 2008	Al 01 de Enero de 2008
		MUS$	MUS$	MUS$
Patrimonio neto				
Capital emitido	29	453.444	453.444	453.444
Otras reservas	29	(97.321)	(306.256)	(45.477)
Resultados retenidos	29	742.704	614.587	485.721
Sub-total patrimonio neto atribuible a los tenedores de instrumentos de patrimonio neto de la controladora		**1.098.827**	**761.775**	**893.688**
Participaciones minoritarias		7.099	6.829	5.189
Total patrimonio neto		**1.105.926**	**768.604**	**898.877**
Total pasivos y patrimonio neto		**5.771.972**	**5.196.866**	**4.566.699**

Las Notas adjuntas números 1 a 42 forman parte integral de estos estados financieros consolidados.

Estado de Resultados Consolidado por Función

	Nota	Por los ejercicios terminados al 31 de diciembre de 2009 MUS$	31 de diciembre de 2008 MUS$
Ingresos ordinarios	30	3.519.162	4.140.245
Costo de ventas		(2.522.778)	(2.893.944)
Margen bruto		**996.384**	**1.246.301**
Otros ingresos de operación	33	154.534	161.422
Costos de marketing		(114.462)	(107.304)
Costos de distribución		(326.964)	(366.652)
Gastos de administración		(155.126)	(167.646)
Otros gastos varios de operación		(100.483)	(127.864)
Costos financieros (de actividades no financieras)	31	(153.109)	(125.488)
Participación en ganancias de asociadas contabilizadas por el método de la participación	17	315	696
Diferencias de cambio	34	(11.237)	23.443
Resultado por unidades de reajuste		(605)	1.229
Minusvalía comprada inmediatamente reconocida		-	581
Otras ganancias (pérdidas) netas		(11.728)	(135.312)
Ganancia antes de impuesto a las ganancias		**277.519**	**403.406**
Impuesto a las ganancias	20	(44.487)	(65.094)
Ganancia del Ejercicio		**233.032**	**338.312**
Ganancia del ejercicio atribuible a tenedores de instrumentos de participación en el patrimonio neto de la controladora		231.126	336.480
Ganancia (pérdida) del ejercicio atribuible a participación minoritaria		1.906	1.832
Ganancia del ejercicio		**233.032**	**338.312**
Ganancia por acción			
Ganancias básicas y diluidas por acción (US$)	35	0,68	0,99

Las Notas adjuntas números 1 a 42 forman parte integral de estos estados financieros consolidados.

Estado de Resultados Integrales Consolidado por Función

	Nota	Por los ejercicios terminados al 31 de diciembre de 2009 MUS$	31 de diciembre de 2008 MUS$
Ganancia del ejercicio		**233.032**	**338.312**
Otros ingresos y gastos con cargo o abono en el patrimonio neto:			
Cobertura flujo de caja	29	252.508	(308.901)
Ajustes por conversión	34	1.442	(7.371)
Otras reservas	29	(2.657)	-
Impuesto a las ganancias relacionado con componentes de otros ingresos y gastos con cargo o abono al patrimonio neto	20	(41.917)	52.513
Ingresos y gastos integrales del ejercicio		**209.376**	**(263.759)**
Resultados integrales del ejercicio		**442.408**	**74.553**
Resultados integrales atribuibles a:			
Accionistas mayoritarios		439.320	73.900
Participaciones minoritarias		3.088	653
Resultados integrales del ejercicio		**442.408**	**74.553**

Las Notas adjuntas números 1 a 42 forman parte integral de estos estados financieros consolidados.

Estado de Cambios en el Patrimonio Neto

	Nota	Cambios en capital emitido
		MUS$
Saldo inicial al 1 de enero de 2009		**453.444**
Emisión de certificados de opciones para compra de acciones	29-39	-
Resultados integrales del ejercicio		-
Dividendos	29	-
Otros incrementos (disminuciones) en patrimonio neto	29	-
Saldo final al 31 de diciembre de 2009		**453.444**

	Nota	Cambios en capital emitido
		MUS$
Saldo inicial al 1 de enero de 2008		**453.444**
Emisión de certificados de opciones para compra de acciones	29-39	-
Resultados integrales del ejercicio		-
Dividendos	29	-
Otros incrementos (disminuciones) en patrimonio neto		-
Saldo final al 31 de diciembre de 2008		**453.444**

Las Notas adjuntas números 1 a 42 forman parte integral de estos estados financieros consolidados.

		CAMBIOS EN OTRAS RESERVAS					
Reserva de opciones	Reserva de conversión	Reservas de coberturas	Otras reservas varias	Cambios en resultados retenidos	Cambios en patrimonio neto atribuible a la controladora	Cambios en patrimonio participaciones minoritarias	Cambios en el patrimonio neto total
MUS$	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$
1.801	**(6.192)**	**(301.813)**	**(52)**	**614.587**	**761.775**	**6.829**	**768.604**
676	-	-	-	-	676	-	676
-	1.268	209.583	(2.657)	231.126	439.320	3.088	442.408
-	-	-	-	(104.622)	(104.622)	-	(104.622)
-	-	-	65	1.613	1.678	(2.818)	(1.140)
2.477	**(4.924)**	**(92.230)**	**(2.644)**	**742.704**	**1.098.827**	**7.099**	**1.105.926**

		CAMBIOS EN OTRAS RESERVAS					
Reserva de opciones	Reserva de conversión	Reservas de coberturas	Otras reservas varias	Cambios en resultados retenidos	Cambios en patrimonio neto atribuible a la controladora	Cambios en patrimonio participaciones minoritarias	Cambios en el patrimonio neto total
MUS$	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$
-	**-**	**(45.425)**	**(52)**	**485.721**	**893.688**	**5.189**	**898.877**
1.801	-	-	-	-	1.801	-	1.801
-	(6.192)	(256.388)	-	336.480	73.900	653	74.553
-	-	-	-	(207.614)	(207.614)	-	(207.614)
-	-	-	-	-	-	987	987
1.801	**(6.192)**	**(301.813)**	**(52)**	**614.587**	**761.775**	**6.829**	**768.604**

Estado de Flujos de Efectivo Consolidado – Método Directo

	Nota	Por los ejercicios terminados al 31 de diciembre de 2009 MUS$	31 de diciembre de 2008 MUS$
Flujos de efectivo por operaciones			
Importes cobrados de clientes		3.871.189	4.648.591
Pagos a proveedores		(2.494.716)	(3.243.160)
Remuneraciones pagadas		(636.603)	(614.528)
Pagos recibidos y remitidos por impuesto sobre el valor agregado		40.319	(40.063)
Flujos de efectivo por operaciones, total		**780.189**	**750.840**
Flujos de efectivo por otras actividades de operación			
Importes recibidos por intereses recibidos clasificados como de operación		13.542	8.226
Importes recibidos por impuestos a las ganancias devueltos		15.460	-
Pagos por impuestos a las ganancias		(5.156)	(26.994)
Otras entradas (salidas) procedentes de otras actividades de operación		41.792	(100.997)
Flujos de efectivo por otras actividades de operación, total		**65.638**	**(119.765)**
Flujos de efectivo netos de actividades de operación		**845.827**	**631.075**
Flujos de efectivo netos utilizados en actividades de inversión			
Importes recibidos por desapropiación de propiedades, plantas y equipos		10.777	6.625
Importes recibidos por desapropiación de subsidiarias, neto del efectivo desapropiado		1.568	6.708
Importes recibidos por desapropiación de otros activos financieros		8.743	14.511
Otros flujos de efectivo de (utilizados en) actividades de inversión		-	5
Importes recibidos por dividendos clasificados como de inversión		414	813
Importes recibidos por intereses recibidos clasificados como de inversión		2.637	2.743
Incorporación de propiedades, plantas y equipos		(538.576)	(779.315)
Pagos para adquirir subsidiarias neto del efectivo adquirido		(3.360)	(698)
Pagos para adquirir otros activos financieros		(58.983)	(2.607)
Otros desembolsos de inversión		(12.888)	(23.388)
Flujos de efectivo netos utilizados en actividades de inversión		**(589.668)**	**(774.603)**

(Continuación de Flujo de Efectivo Consolidado)

	Nota	31 de diciembre de 2009	31 de diciembre de 2008
			Por los ejercicios terminados al
		MUS$	MUS$
Flujos de efectivo netos de actividades de financiamiento			
Obtención de préstamos		671.425	574.874
Pagos de préstamos		(261.705)	(102.644)
Reembolso de pasivos por arrendamientos financieros		(62.858)	(52.386)
Pagos por intereses clasificados como financieros		(129.323)	(81.421)
Pagos de dividendos a participaciones minoritarias		(315)	(417)
Pagos de dividendos por la entidad que informa		(139.622)	(222.386)
Otros flujos de efectivo de actividades de financiamiento		21.588	(15.210)
Flujos de efectivos netos de actividades de financiamiento		**99.190**	**100.410**
Incremento (disminución) neto en efectivo y equivalentes al efectivo		355.349	(43.118)
Efectos de las variaciones en las tasas de cambio sobre el efectivo y equivalentes al efectivo		(24.824)	(1.493)
Efectivo y equivalentes al efectivo, presentados en el estado de flujos de efectivo, saldo inicial	7	**400.972**	**445.583**
Efectivo y equivalentes al efectivo, presentados en el estado de flujos de efectivo, saldo final	7	**731.497**	**400.972**

Las Notas adjuntas números 1 a 42 forman parte integral de estos estados financieros consolidados.

Notas a los Estados Financieros Consolidados

LAN AIRLINES S.A. Y FILIALES
31 de Diciembre de 2009

NOTA 1 - INFORMACION GENERAL

Lan Airlines S.A. ("La Sociedad") es una sociedad anónima abierta inscrita ante la Superintendencia de Valores y Seguros bajo el No. 306, cuyas acciones se cotizan en Chile en la Bolsa de Valores de Valparaíso, la Bolsa Electrónica de Chile y la Bolsa de Comercio de Santiago, además de cotizarse en la Bolsa de Valores de Nueva York ("NYSE"), en la forma de American Depositary Receipts ("ADRs"). Su negocio principal es el transporte aéreo de pasajeros y carga, tanto en los mercados domésticos de Chile, Perú, Argentina, Ecuador y Brasil, como en una serie de rutas regionales e internacionales en América, Europa y Oceanía. Estos negocios son desarrollados directamente o a través de sus filiales en distintos países.

La Compañía se encuentra ubicada en Chile, en la ciudad de Santiago, en Avenida Américo Vespucio Sur N° 901, comuna de Renca.

Las prácticas de Gobierno Corporativo de la Sociedad se rigen por lo dispuesto en la Ley No. 18.045 sobre Mercado de Valores, Ley No. 18.046 sobre Sociedades Anónimas y su Reglamento y por la normativa de la Superintendencia de Valores y Seguros y las leyes y regulaciones de los Estados Unidos de Norteamérica y de la Securities and Exchange Commission ("SEC") de dicho país, en lo que corresponde a la emisión de ADRs.

El Directorio de la Sociedad está integrado por nueve miembros titulares que se eligen cada dos años por la Junta Ordinaria de Accionistas. El Directorio se reúne en sesiones ordinarias mensuales y en sesiones extraordinarias, cada vez que las necesidades sociales así lo exijan. De los nueve integrantes del Directorio, tres de ellos forman parte de su Comité de Directores, el cual cumple tanto el rol previsto en la Ley de Sociedades Anónimas, como las funciones del Comité de Auditoría exigido por la Ley Sarbanes Oxley de los Estados Unidos de Norteamérica y la respectiva normativa de la SEC.

De acuerdo a un pacto de accionistas, celebrado el año 2004, la Sociedad es controlada en forma conjunta por el grupo Cueto, representado por Costa Verde Aeronáutica S.A. e Inversiones Mineras del Cantábrico S.A., y el grupo Piñera, a través de Axxion S.A. e Inversiones Santa Cecilia S.A. Al 31 de diciembre de 2009, la Sociedad contaba con un total de 1.211 accionistas en su registro. A esa fecha, un 8,65% de la propiedad de la Sociedad se encontraba en la forma de ADRs.

Para el ejercicio terminado al 31 de diciembre de 2009, la Sociedad tuvo un promedio de 16.579 empleados, terminando el ejercicio 2009 con un número total de 16.844 personas, distribuidas en 3.106 empleados de Administración, 2.264 en Mantenimiento, 4.852 en Operaciones, 2.890 Tripulantes de Cabina, 1.380 Tripulantes de Mando y 2.352 en Ventas.

Las filiales que se incluyen en estos estados financieros consolidados, son las siguientes:

Sociedad	RUT	Al 31 de diciembre de 2009		Al 31 de diciembre de 2008		Al 01 de enero de 2008	
		Directo	Indirecto	Directo	Indirecto	Directo	Indirecto
		%	%	%	%	%	%
Comercial Masterhouse S.A.	96.518.860-6	99,9900	0,0100	99,9900	0,0100	99,9900	0,0100
Inmobiliaria Aeronáutica S.A.	96.763.900-1	99,0100	0,9900	99,0100	0,9900	99,0100	0,9900
Lan Card S.A.	96.967.400-9	0,0000	0,0000	0,0000	0,0000	99,0000	1,0000
Lan Pax Group S.A. y Filiales	96.969.680-0	99,8361	0,1639	99,8361	0,1639	99,8361	0,1639
Sistema de Distribución Amadeus Chile S. A.	78.074.340-9	0,0000	0,0000	0,0000	0,0000	50,0000	50,0000
Lan Perú S.A.	Extranjera	49,0000	21,0000	49,0000	21,0000	49,0000	21,0000
Lan Chile Investments Limited y Filiales	Extranjera	99,9900	0,0100	99,9900	0,0100	99,9900	0,0100
Lan Cargo S.A. y Filiales	93.383.000-4	99,8939	0,0041	99,8939	0,0041	99,8939	0,0041
South Florida Air Cargo INC.	Extranjera	0,0000	0,0000	0,0000	0,0000	0,0000	100,0000
Connecta Corporation	Extranjera	0,0000	100,0000	0,0000	100,0000	0,0000	0,0000
Prime Airport Services Inc.	Extranjera	0,0000	100,0000	0,0000	100,0000	0,0000	100,0000
Transporte Aéreo S.A.	96.951.280-7	0,0000	100,0000	0,0000	100,0000	0,0000	100,0000
Ediciones Ladeco América S.A.	96.634.020-7	0,0000	100,0000	0,0000	100,0000	0,0000	100,0000
Aircraft International Leasing Limited	Extranjera	0,0000	100,0000	0,0000	100,0000	0,0000	100,0000
Fast Air Almacenes de Carga S.A.	96.631.520-2	0,0000	100,0000	0,0000	100,0000	0,0000	100,0000
Ladeco Cargo S.A.	96.631.410-9	0,0000	100,0000	0,0000	100,0000	0,0000	100,0000
Laser Cargo S.R.L.	Extranjera	0,0000	100,0000	0,0000	100,0000	0,0000	100,0000
Lan Cargo Overseas Limited y Filiales	Extranjera	0,0000	100,0000	0,0000	100,0000	0,0000	100,0000
Lan Cargo Inversiones S.A. y Filial	96.969.690-8	0,0000	100,0000	0,0000	100,0000	99,0000	1,0000
Blue Express INTL S.A. y Filial	96.801.150-2	0,0000	100,0000	0,0000	100,0000	0,0000	100,0000
Inversiones Lan S.A. y Filiales	96.575.810-0	99,7100	0,0000	99,7100	0,0000	99,7100	0,0000
Sociedad de Seguridad Aérea S.A.	78.005.760-2	0,0000	0,0000	0,0000	0,0000	0,0000	100,0000
Terminal de Exportación Internacional S. A.	96.854.560-4	0,0000	0,0000	0,0000	0,0000	0,0000	100,0000

Adicionalmente como se indica en la Nota 3, la Sociedad ha procedido a consolidar ciertas entidades de cometido específico de acuerdo al Comité de Interpretaciones de las Normas Internacionales de Contabilidad 12: Consolidación – Entidades de cometido especial ("CINIC 12")

Todas las entidades sobre las cuales se tiene control han sido incluidas en la consolidación.

Los cambios ocurridos en el perímetro de consolidación entre el 1 de enero de 2008 y 31 de diciembre de 2009, se detallan a continuación:

1. Venta de sociedades

› Sistema de Distribución Amadeus Chile S.A., filial directa de Lan Airlines S.A.
› Sociedad de Seguridad Aérea S.A., filial directa de Lan Cargo S.A.
› Terminal de Exportación Internacional S.A., filial directa de Lan Cargo S.A.

2. Disolución de sociedades

› Línea Aérea de Navegación Dominicana S.A., filial indirecta de Lan Chile Investments Limited.
› South Florida Air Cargo Inc., filial directa de Lan Cargo S.A.
› Lan Card S.A., filial directa de Inversiones Lan S.A.
› Trinery S.A., filial indirecta de Lan Chile Investments Limited.
› Nigsy S.A., filial indirecta de Lan Chile Investments Limited.

3. Incorporación o adquisición de sociedades

› Connecta Corporation, filial directa de Lan Cargo S.A.
› Línea Aérea Carguera de Colombia S.A., filial directa de Lan Cargo Inversiones S.A.
› Florida West Technical Services LLC., filial directa de Prime Airport Services Inc.

NOTA 2 - RESUMEN DE PRINCIPALES POLITICAS CONTABLES

A continuación se describen las principales políticas contables adoptadas en la preparación de estos estados financieros consolidados. Tal como lo requiere la Norma Internacional de Información Financiera 1: Primera adopción ("NIIF 1"), estas políticas han sido diseñadas en función de las NIIF vigentes al 31 de diciembre de 2009 y aplicadas de manera uniforme a todos los ejercicios que se presentan en estos estados financieros consolidados.

2.1. Bases de preparación

Los presentes estados financieros consolidados de Lan Airlines S.A. al 31 de diciembre de 2009 constituyen los primeros estados financieros anuales de la Sociedad preparados de acuerdo con Normas Internacionales de Información Financiera (NIIF) emitidas por el International Accounting Standards Board (IASB), las que han sido adoptadas en Chile bajo denominación: Normas de información Financiera de Chile (NIFCH), y representan la adopción integral, explícita y sin reservas de las referidas normas internacionales. Anteriormente, los estados financieros consolidados del grupo se preparaban de acuerdo con principios de contabilidad generalmente aceptados en Chile (PCGA).

Los estados financieros consolidados se han preparado bajo el criterio del costo histórico, aunque modificado por la valoración a valor justo de ciertos instrumentos financieros.

La preparación de los estados financieros consolidados conforme a las NIIF, requiere el uso de ciertas estimaciones contables críticas. También exige a la Administración que ejerza su juicio en el proceso de aplicación de las políticas contables de la Sociedad. En la Nota 5 se revelan las áreas que implican un mayor grado de juicio o complejidad o las áreas donde las hipótesis y estimaciones son significativas para los estados financieros consolidados.

A la fecha de los presentes estados financieros consolidados, los siguientes pronunciamientos contables habían sido emitidos por el IASB pero no eran de aplicación obligatoria:

Normas y enmiendas	Aplicación obligatoria: ejercicios iniciados a partir de
NIIF 1 revisada: Adopción por primera vez de las normas internacionales de información financiera	01/07/2009
NIIF 3 revisada: Combinaciones de negocios	01/07/2009
Enmienda a la Norma Internacional de Contabilidad 27 ("NIC 27"): Estados financieros consolidados y separados	01/07/2009
Enmienda a la NIC 39: Instrumentos financieros: reconocimiento y medición	01/07/2009
Mejoramiento de las NIIF	01/01/2010
Enmienda a la NIIF 2: Pagos basados en acciones	01/01/2010
Enmienda a la NIC 1: Presentación de estados financieros	01/01/2010
Enmienda a la NIC 32: Clasificación de derechos de emisión	01/01/2010
Enmienda a la NIC 24: Revelaciones de partes relacionadas	01/01/2011
NIIF 9: Instrumentos financieros, clasificación y medición	01/01/2013

Interpretaciones	Aplicación obligatoria: ejercicios iniciados a partir de
Comité de Interpretaciones de las Normas Internacionales de Información Financiera 17 ("CINIIF 17"): Distribuciones a los propietarios de activos no monetarios	01/07/2009
CINIIF 18: Transferencias de activos desde clientes	01/07/2009
CINIIF 19: Liquidación de pasivos financieros con instrumentos de patrimonio	01/07/2010
Enmienda a la CINIIF 14: Pagos anticipados de la obligación de mantener un nivel mínimo de financiación	01/01/2011

La administración de la Sociedad estima que la adopción de las normas, enmiendas e interpretaciones antes descritas, no tendrá un impacto significativo en los estados financieros consolidados de la Sociedad en el período de su primera aplicación.

2.2. Bases de consolidación

(a) Filiales o subsidiarias

Filiales son todas las entidades (incluidas las entidades de cometido especial) sobre las que la Sociedad tiene poder para dirigir las políticas financieras y de explotación lo que generalmente viene acompañado de una participación superior a la mitad de los derechos de voto. A la hora de evaluar si la Sociedad controla otra entidad se considera la existencia y el efecto de los derechos potenciales de voto que sean actualmente suceptibles de ser ejercidos o convertidos a la fecha de los estados financieros consolidados. Las filiales se consolidan a partir de la fecha en que se transfiere el control a la Sociedad, y se excluyen de la consolidación en la fecha en que cesa el mismo.

Para contabilizar la adquisición de filiales por la Sociedad se utiliza el método de adquisición o de la compra. El costo de adquisición es el valor justo de los activos entregados, de los instrumentos de patrimonio emitidos y de los pasivos incurridos o asumidos en la fecha de intercambio, más los costos directamente atribuibles a la adquisición. Los activos identificables adquiridos, los pasivos y pasivos contingentes identificables asumidos en una combinación de negocios se valoran inicialmente por su valor justo a la fecha de adquisición, con independencia del alcance de los intereses minoritarios. El exceso del costo de adquisición sobre el valor justo de la participación de la Sociedad en los activos netos identificables adquiridos, se reconoce como goodwill. Si el costo de adquisición es menor que el valor justo de los activos netos de la filial adquirida, la diferencia se reconoce directamente en el estado de resultados consolidado (Nota 2.5. (a)).

Se eliminan las transacciones intercompañías, los saldos y las ganancias no realizadas por transacciones entre entidades de la Sociedad. Las pérdidas no realizadas también se eliminan, a menos que la transacción proporcione evidencia de una pérdida por deterioro del activo transferido. Cuando es necesario, para asegurar su uniformidad con las políticas adoptadas por la Sociedad, se modifican las políticas contables de las filiales.

(b) Transacciones y participaciones minoritarias

El Grupo aplica la política de considerar las transacciones con minoritarios como transacciones con terceros externos a Lan Airlines S.A. y Filiales. La enajenación de participaciones minoritarias conlleva ganancias o pérdidas para Lan Airlines S.A. y Filiales que se reconocen en el estado de resultados consolidado. La adquisición de participaciones minoritarias tiene como resultado un goodwill, siendo éste la diferencia entre el precio pagado y la correspondiente proporción del importe en libros de los activos netos de la filial.

(c) Coligadas o asociadas

Coligadas o asociadas son todas las entidades sobre las que Lan Airlines S.A. y Filiales ejerce influencia significativa pero no tiene control. Esto generalmente surge de una participación de entre un 20% y un 50% de los derechos a voto. Las inversiones en coligadas o asociadas se contabilizan por el método de participación e inicialmente se reconocen por su costo.

La participación de Lan Airlines S.A. y Filiales en las pérdidas o ganancias posteriores a la adquisición de sus coligadas o asociadas se reconoce en resultados, y su participación en los movimientos posteriores a la adquisición, en reservas de la coligada o asociadas, se reconocen en reservas. Los movimientos acumulados posteriores a la adquisición, se ajustan contra el importe en libros de la inversión. Cuando la participación de Lan Airlines S.A. y Filiales en las pérdidas de una coligada o asociada es igual o superior a su participación en la misma, incluida cualquier otra cuenta a cobrar no asegurada, Lan Airlines S.A. y Filiales no reconocen pérdidas adicionales, a no ser que haya incurrido en obligaciones o realizado pagos en nombre de la coligada o asociada.

Las ganancias o pérdidas de dilución en coligadas o asociadas se reconocen en el estado de resultados consolidado.

2.3. Transacciones en moneda extranjera

(a) Moneda de presentación y moneda funcional

Las partidas incluidas en los estados financieros de cada una de las entidades de Lan Airlines S.A. y Filiales se valoran utilizando la moneda del entorno económico principal en que la entidad opera (moneda funcional). La moneda funcional de Lan Airlines S.A. es el dólar estadounidense, que constituye además, la moneda de presentación de los estados financieros consolidados de Lan Airlines S.A. y Filiales.

(b) Transacciones y saldos

Las transacciones en moneda extranjera se convierten a la moneda funcional utilizando los tipos de cambio vigentes en las fechas de las transacciones. Las pérdidas y ganancias en moneda extranjera que resultan de la liquidación de estas transacciones y de la conversión a los tipos de cambio de cierre de los activos y pasivos monetarios denominados en moneda extranjera, se reconocen en el estado de resultados consolidado.

(c) Entidades del grupo

Los resultados y la situación financiera de todas las entidades del Grupo (ninguna de las cuales tiene la moneda de una economía hiperinflacionaria) que tienen una moneda funcional diferente de la moneda de presentación se convierten a la moneda de presentación como sigue:

(i) Los activos y pasivos de cada estado de situación financiera presentado se convierten al tipo de cambio de cierre en la fecha del estado de situación financiera consolidado;

(ii) Los ingresos y gastos de cada cuenta de resultados se convierten a los tipos de cambio existentes en las fechas de la transacción, y

(iii) Todas las diferencias de cambio resultantes se reconocen como un componente separado del patrimonio neto.

En la consolidación, las diferencias de cambio que surgen de la conversión de una inversión neta en entidades extranjeras (o nacionales con moneda funcional diferente de la matriz), y de préstamos y otros instrumentos en moneda extranjera designados como coberturas de esas inversiones, se llevan al patrimonio neto. Cuando se vende la inversión, esas diferencias de cambio se reconocen en el estado de resultados consolidado como parte de la pérdida o ganancia en la venta.

Los ajustes al goodwill y al valor justo que surgen en la adquisición de una entidad extranjera se tratan como activos y pasivos de la entidad extranjera y se convierten al tipo de cambio de cierre del ejercicio.

2.4. Propiedades, plantas y equipos

Los terrenos de Lan Airlines S.A. y Filiales, se reconocen a su costo menos cualquier pérdida por deterioro acumulado. El resto de las propiedades, plantas y equipos están expuestos, tanto en su reconocimiento inicial como en su medición subsecuente, a su costo histórico menos la correspondiente depreciación.

Los montos de anticipos pagados a los fabricantes de las aeronaves, son activados por la Sociedad bajo Construcciones en curso hasta la recepción de las mismas, momento en el cual son liquidados.

Los costos posteriores (reemplazo de componentes, mejoras, ampliaciones, etc.) se incluyen en el valor del activo inicial o se reconocen como un activo separado, sólo cuando es probable que los beneficios económicos futuros asociados con los elementos de propiedades, plantas y equipos vayan a fluir a la Sociedad y el costo del elemento pueda determinarse de forma fiable. El valor del componente sustituido se da de baja contablemente. El resto de las reparaciones y mantenciones se cargan en el resultado del ejercicio en el que se incurren.

La depreciación de las propiedades, plantas y equipos se calcula usando el método lineal sobre sus vidas útiles técnicas estimadas; excepto en el caso de ciertos componentes técnicos los cuales se deprecian sobre la base de ciclos y horas voladas.

El valor residual y la vida útil de los activos se revisan, y ajustan si es necesario, una vez al año.

Cuando el valor de un activo es superior a su importe recuperable estimado, su valor se reduce de forma inmediata hasta su importe recuperable (Nota 2.7).

Las pérdidas y ganancias por la venta de las propiedades, plantas y equipos, se calculan comparando los ingresos obtenidos con el valor en libros y se incluyen en el estado de resultados consolidado.

2.5. Activos intangibles

(a) Goodwill
El goodwill representa el exceso del costo de adquisición sobre el valor justo de la participación de la Sociedad en los activos netos identificables de la filial o coligada adquirida en la fecha de adquisición. El goodwill relacionado con adquisiciones de filiales se incluye en activos intangibles y se somete a pruebas por deterioro de valor en forma anual. Las ganancias y pérdidas por la venta de una entidad incluyen el importe en libros del goodwill relacionado con la entidad vendida.

(b) Programas informáticos
Las licencias para programas informáticos adquiridas, se capitalizan sobre la base de los costos en que se ha incurrido para adquirirlas y prepararlas para usar el programa específico. Estos costos se amortizan durante sus vidas útiles estimadas.

Los gastos relacionados con el desarrollo o mantenimiento de programas informáticos se reconocen como gasto cuando se incurre en ellos. Los costos directamente relacionados con la producción de programas informáticos únicos e identificables controlados por la Sociedad, se reconocen como activos intangibles cuando se cumplen todos los criterios de capitalización. Los costos directos incluyen los gastos del personal que desarrolla los programas informáticos y otros gastos directamente asociados.

Los costos de desarrollo de programas informáticos reconocidos como activos, se amortizan durante sus vidas útiles estimadas.

2.6. Costos por intereses

Los costos por intereses incurridos para la construcción de cualquier activo cualificado se capitalizan durante el período de tiempo que es necesario para completar y preparar el activo para el uso que se pretende. Otros costos por intereses se registran en resultados.

2.7. Pérdidas por deterioro de valor de los activos no financieros

Los activos que tienen una vida útil indefinida y los proyectos informáticos en desarrollo, no están sujetos a amortización y se someten anualmente a pruebas de pérdidas por deterioro de valor. Los activos sujetos a amortización se someten a pruebas de pérdidas por deterioro siempre que algún suceso o cambio en las circunstancias indique que el importe en libros puede no ser recuperable. Se reconoce una pérdida por deterioro por el exceso del importe en libros del activo sobre su importe recuperable. El importe recuperable es el valor justo de un activo menos los costos para la venta o el valor de uso, el mayor de los dos. A efectos de evaluar las pérdidas por deterioro de valor, los activos se agrupan al nivel más bajo para el que hay flujos de efectivo identificables por separado (UGE). Los activos no financieros, distintos del goodwill, que hubieran sufrido una pérdida por deterioro se someten a revisiones una vez al año por si se hubieran producido reversos de la pérdida.

2.8. Activos financieros

La Sociedad clasifica sus activos financieros en las siguientes categorías: activos financieros a valor razonable con cambios en resultados, préstamos y cuentas a cobrar y activos financieros mantenidos hasta su vencimiento. La clasificación depende del propósito con el que se adquirieron los activos financieros. La administración determina la clasificación de sus activos financieros en el momento de su reconocimiento inicial.

(a) Activos financieros a valor razonable con cambios en resultados
Los activos financieros a valor razonable con cambios en resultados son activos financieros mantenidos para negociar. Un activo financiero se clasifica en esta categoría si se adquiere principalmente con el propósito de venderse en el corto plazo. Los derivados también se clasifican como adquiridos para su negociación a menos que sean designados como cobertura. Los activos de esta categoría se clasifican como activos corrientes.

(b) Préstamos y cuentas a cobrar

Los préstamos y cuentas a cobrar son activos financieros no derivados con pagos fijos o determinables que no cotizan en un mercado activo. Se incluyen en activos corrientes, excepto aquellos con vencimiento superior a 12 meses desde la fecha del estado de situación financiera consolidado, que se clasifican como activos no corrientes. Los préstamos y cuentas a cobrar se incluyen en deudores comerciales y otras cuentas a cobrar en el estado de situación financiera consolidado (Nota 2.11).

(c) Activos financieros mantenidos hasta su vencimiento

Los activos financieros mantenidos hasta su vencimiento son activos financieros no derivados con pagos fijos o determinables y vencimiento fijo que la administración de la Sociedad tiene la intención positiva y la capacidad de mantener hasta su vencimiento. Si la Sociedad vendiese un importe que no fuese insignificante de los activos financieros mantenidos hasta su vencimiento, la categoría completa se reclasificaría como disponible para la venta. Estos activos financieros mantenidos hasta su vencimiento se incluyen en activos no corrientes, excepto aquellos con vencimiento inferior a 12 meses a partir de la fecha del estado de situación financiera consolidado, que se clasifican como activos corrientes.

La Sociedad evalúa en la fecha de cada estado de situación financiera consolidado si existe evidencia objetiva de que un activo financiero o un grupo de activos financieros puedan haber sufrido pérdidas por deterioro. Para el caso de los activos financieros mantenidos hasta su vencimiento, de existir evidencia de deterioro, el importe de la provisión es la diferencia entre el importe en libros del activo y el valor actual de los flujos futuros de efectivo estimados, descontados a la tasa de interés efectiva original.

2.9. Instrumentos financieros derivados y actividades de cobertura

Los derivados se reconocen inicialmente al valor justo en la fecha en que se ha efectuado el contrato de derivados y posteriormente se vuelven a valorar a su valor justo. El método para reconocer la pérdida o ganancia resultante depende de si el derivado se ha designado como un instrumento de cobertura y, si es así, de la naturaleza de la partida que está cubriendo. La Sociedad designa determinados derivados como:

a) coberturas del valor razonable de activos reconocidos (cobertura del valor razonable);

b) coberturas de un riesgo concreto asociado a un pasivo reconocido o a una transacción prevista altamente probable (cobertura de flujos de efectivo); o

c) Derivados que no califican para contabilidad de cobertura

La Sociedad documenta al inicio de la transacción la relación existente entre los instrumentos de cobertura y las partidas cubiertas, así como sus objetivos para la gestión del riesgo y la estrategia para llevar a cabo diversas operaciones de cobertura. La Sociedad también documenta su evaluación, tanto al inicio como sobre una base continua, de si los derivados que se utilizan en las transacciones de cobertura son altamente efectivos para compensar los cambios en el valor justo o en los flujos de efectivo de las partidas cubiertas.

El valor justo total de los derivados de cobertura se clasifica como un activo o pasivo no corriente si el vencimiento restante de la partida cubierta es superior a 12 meses y como un activo o pasivo corriente si el vencimiento restante de la partida cubierta es inferior a 12 meses. Los derivados no registrados como de cobertura se clasifican como un activo o pasivo corriente.

a) Cobertura del valor razonable

Los cambios en el valor justo de derivados que se designan y califican como coberturas del valor razonable se registran en el estado de resultados consolidado, junto con cualquier cambio en el valor razonable del activo o pasivo cubierto que sea atribuible al riesgo cubierto.

(b) Cobertura de flujos de caja

La parte efectiva de cambios en el valor razonable de los derivados que se designan y califican como coberturas de flujos de efectivo se

reconocen en el patrimonio neto. La pérdida o ganancia relativa a la parte no efectiva se reconoce inmediatamente en el estado de resultados consolidado, dentro de "otras ganancias (pérdidas) netas".

En el caso de las coberturas de tasas de interés variable, esto significa que los importes reconocidos en el patrimonio se reclasifican a resultados a la línea de gastos financieros a medida que se devengan los intereses de las deudas asociadas.

Para las coberturas del precio de combustible, los importes reconocidos en el patrimonio se reclasifican a resultados a la línea de costo de ventas a medida que se utiliza el combustible sujeto de la cobertura.

Cuando un instrumento de cobertura vence o se vende o cuando no cumple los requisitos exigidos para contabilidad de cobertura, cualquier ganancia o pérdida acumulada en el patrimonio neto hasta ese momento permanece en el patrimonio y se reconoce cuando la transacción prevista es reconocida finalmente en el estado de resultados consolidado. Cuando se espera que la transacción prevista no se vaya a producir, la ganancia o pérdida acumulada en el patrimonio neto se lleva inmediatamente al estado de resultados consolidado dentro de "otras ganancias (pérdidas) netas".

(c) Derivados no registrados como de cobertura

Determinados derivados no se registran como contabilidad de cobertura. Los cambios en el valor justo de cualquier instrumento derivado que no se registra como de cobertura se reconoce inmediatamente en el estado de resultados consolidado, dentro de "otras ganancias (pérdidas) netas".

2.10. Inventarios

Los inventarios, detallados en Nota 11, se valorizan a su costo o a su valor neto realizable, el menor de los dos. El costo se determina por el método precio medio ponderado (PMP). El valor neto realizable es el precio de venta estimado en el curso normal del negocio, menos los costos variables de venta aplicables.

2.11. Deudores comerciales y otras cuentas a cobrar

Las cuentas comerciales a cobrar se reconocen inicialmente por su valor justo y posteriormente por su costo amortizado de acuerdo con el método de tasa de interés efectiva, menos la provisión por pérdidas por deterioro del valor. Se establece una provisión para pérdidas por deterioro de cuentas comerciales a cobrar cuando existe evidencia objetiva de que la Sociedad no será capaz de cobrar todos los importes que se le adeudan de acuerdo con los términos originales de las cuentas a cobrar. La existencia de dificultades financieras significativas por parte del deudor, la probabilidad de que el deudor entre en quiebra o reorganización financiera y la falta o mora en los pagos se consideran indicadores de que la cuenta a cobrar se ha deteriorado. El importe de la provisión es la diferencia entre el importe en libros del activo y el valor actual de los flujos futuros de efectivo estimados, descontados a la tasa de interés efectiva original. El importe en libros del activo se reduce a medida que se utiliza la cuenta de provisión y la pérdida se reconoce en el estado de resultados consolidado dentro de "costo de ventas". Cuando una cuenta a cobrar es castigada, se regulariza contra la cuenta de provisión para las cuentas a cobrar.

2.12. Efectivo y equivalentes al efectivo

El efectivo y equivalentes al efectivo incluyen el efectivo en caja, los depósitos a plazo en entidades de crédito, otras inversiones a corto plazo de gran liquidez con un vencimiento original de tres meses o menos.

2.13. Capital emitido

Las acciones ordinarias se clasifican como patrimonio neto.

Los costos incrementales directamente atribuibles a la emisión de nuevas acciones u opciones se presentan en el patrimonio neto como una deducción, neta de impuestos, de los ingresos obtenidos.

2.14. Acreedores comerciales y otras cuentas por pagar

Los acreedores comerciales y otras cuentas por pagar se registran inicialmente a su valor justo y posteriormente se valorizan al costo amortizado de acuerdo al método de la tasa de interés efectiva.

2.15. Préstamos que devengan intereses

Los pasivos financieros se reconocen, inicialmente, por su valor justo, netos de los costos en que se haya incurrido en la transacción. Posteriormente, los pasivos financieros se valorizan por su costo amortizado; cualquier diferencia entre los fondos obtenidos (netos de los costos necesarios para su obtención) y el valor de reembolso, se reconoce en el estado de resultados consolidado durante la vida de la deuda de acuerdo con el método de tasa de interés efectiva.

Los pasivos financieros se clasifican en el pasivo corriente y pasivo no corriente sobre la base del vencimiento contractual del capital nominal.

2.16. Impuestos diferidos

Los impuestos diferidos se calculan, de acuerdo con el método del balance, sobre las diferencias temporarias que surgen entre las bases fiscales de los activos y pasivos y sus importes en libros. Sin embargo, si los impuestos diferidos surgen del reconocimiento inicial de un pasivo o un activo en una transacción distinta de una combinación de negocios que en el momento de la transacción no afecta ni al resultado contable ni a la ganancia o pérdida fiscal, no se contabiliza. El impuesto diferido se determina usando las tasas de impuesto (y leyes) aprobadas o a punto de aprobarse en la fecha de cierre del estado de situación financiera consolidado y que se espera aplicar cuando el correspondiente activo por impuesto diferido se realice o el pasivo por impuesto diferido se liquide.

Los activos por impuestos diferidos se reconocen en la medida en que es probable que vaya a disponerse de beneficios fiscales futuros con los cuales compensar las diferencias temporarias.

La Sociedad no registra impuestos diferidos sobre las diferencias temporarias que surgen en inversiones en filiales y asociadas, ya que controla la fecha en que estas se revertirán y es probable que estas no se van a revertir en un futuro previsible.

2.17. Beneficios a los empleados

(a) Vacaciones del personal

La Sociedad reconoce el gasto por vacaciones del personal en base devengada.

(b) Compensaciones basadas en acciones

Los planes de compensación implementados mediante el otorgamiento de opciones para la suscripción y pago de acciones que se han otorgado, se reconocen en los estados financieros consolidados de acuerdo a lo establecido en NIIF 2: Pagos basados en acciones, registrando el efecto del valor justo de las opciones otorgadas con cargo a remuneraciones en forma lineal entre la fecha de otorgamiento de dichas opciones y la fecha en que éstas alcancen el carácter de irrevocable.

(c) Beneficios post empleo y otros beneficios de largo plazo

Las obligaciones que se provisionan aplicando el método del valor actuarial del costo devengado del beneficio, consideran estimaciones como permanencia futura, tasas de mortalidad e incrementos salariales futuros determinados sobre la base de cálculos actuariales. Las tasas de descuento se determinan por referencia a curvas de tasas de interés de mercado. Las ganancias y pérdidas actuariales se reconocen en resultados en el ejercicio en que se incurren.

(d) Incentivos

La Sociedad contempla para sus empleados un plan de incentivos anuales por cumplimiento de objetivos y aportación individual a los resultados. Los incentivos, que eventualmente se entregan, consisten en un determinado número o porción de remuneraciones mensuales y se provisionan sobre la base del monto estimado a repartir.

2.18. Provisiones

Las provisiones se reconocen cuando:

(i) La Sociedad tiene una obligación presente, ya sea legal o implícita, como resultado de sucesos pasados;

(ii) Es probable que vaya a ser necesaria una salida de recursos para liquidar la obligación; y

(iii) El importe se ha estimado de forma fiable.

Las provisiones se valoran por el valor actual de los desembolsos que se espera que sean necesarios para liquidar la obligación usando la mejor estimación de la Sociedad. La tasa de descuento utilizada para determinar el valor actual refleja las evaluaciones actuales del mercado, en la fecha del estado de situación financiera consolidado, del valor temporal del dinero, así como el riesgo específico relacionado con el pasivo en particular.

2.19. Reconocimiento de ingresos

Los ingresos ordinarios incluyen el valor justo de las contraprestaciones recibidas o a recibir por la venta de bienes y servicios en el curso ordinario de las actividades de la Sociedad. Los ingresos ordinarios se presentan netos de devoluciones, rebajas y descuentos.

(a) Ventas de servicios

a.1 Trasporte de pasajeros y carga

La Sociedad reconoce ingresos por concepto de transporte de pasajeros y carga cuando el servicio ha sido prestado.

a.2 Programa de pasajero frecuente

La Sociedad tiene en vigor un programa de pasajero frecuente denominado Lan Pass, cuyo objetivo es la fidelización de clientes a través de la entrega de kilómetros cada vez que los titulares del programa realizan determinados vuelos, utilizan servicios de entidades adscritas al mismo o realizan compras con una tarjeta de crédito asociada. Los kilómetros obtenidos pueden ser canjeados por pasajes u otros servicios de las entidades asociadas. Los estados financieros consolidados incluyen pasivos por este concepto (ingresos diferidos), de acuerdo con la estimación de la valoración establecida para los kilómetros acumulados pendientes de utilizar a dicha fecha, en concordancia con lo establecido en CINIIF 13: Programas de fidelización de clientes.

a.3 Otros ingresos

La Sociedad reconoce ingresos por otros servicios cuando éstos han sido prestados.

(b) Ingresos por intereses

Los ingresos por intereses se reconocen usando el método de tasa de interés efectiva.

(c) Ingresos por dividendos

Los ingresos por dividendos se reconocen cuando se establece el derecho a recibir el pago.

2.20. Arrendamientos

(a) Cuando la Sociedad es el arrendatario – arrendamiento financiero

La Sociedad arrienda determinadas propiedades, plantas y equipos en que tiene sustancialmente todos los riesgos y beneficios derivados de la propiedad, motivo por el cual los clasifica como arrendamientos financieros. Los arrendamientos financieros se capitalizan al inicio del arrendamiento al valor justo de la propiedad arrendada o al valor presente de los pagos mínimos por el arrendamiento, el menor de los dos. Cada pago por arrendamiento se distribuye entre el pasivo y las cargas financieras para conseguir una tasa de interés constante sobre el saldo pendiente de la deuda. Las correspondientes obligaciones por arrendamiento, netas de cargas financieras, se incluyen en "Préstamos que devengan intereses". El elemento de interés del costo financiero se carga en el estado de resultados consolidado durante el período de arrendamiento de forma que se obtenga una tasa periódica constante de interés sobre el saldo restante del pasivo para cada ejercicio. El bien adquirido, en régimen de arrendamiento financiero, se deprecia durante su vida útil y se incluye en propiedades, plantas y equipos.

(b) Cuando la Sociedad es el arrendatario – arrendamiento operativo

Los arrendamientos en los que el arrendador conserva una parte importante de los riesgos y beneficios, derivados de la titularidad, se clasifican como arrendamientos operativos. Los pagos por concepto de arrendamiento operativo (netos de cualquier incentivo recibido del arrendador) se cargan en el estado de resultados consolidado sobre una base lineal durante el período de arrendamiento.

2.21. Activos no corrientes (o grupos de enajenación) mantenidos para la venta

Los activos no corrientes (o grupos de enajenación) se clasifican como activos mantenidos para la venta y se reconocen al menor valor entre su valor en libros y el valor justo menos el costo de venta.

2.22. Mantenimiento

Los costos incurridos en el mantenimiento mayor programado del fuselaje y motores de aeronaves, son capitalizados y depreciados hasta la próxima mantención. La tasa de depreciación es determinada sobre bases técnicas, de acuerdo a su utilización expresada en base a ciclos y horas de vuelo.

Tanto las mantenciones no programadas de las aeronaves y motores, como las mantenciones menores, son cargadas a resultado en el ejercicio en que son incurridas.

2.23. Medio ambiente

Los desembolsos asociados a la protección del medio ambiente se imputan a resultados cuando se incurren.

NOTA 3 - TRANSICION A LAS NIIF

3.1. Bases de la transición a las NIIF

3.1.1 Aplicación de NIIF 1

Los presentes estados financieros consolidados de la Sociedad corresponden al ejercicio terminado al 31 de diciembre de 2009 y fueron preparados de acuerdo con Normas Internacionales de Información Financiera (NIIF). La Sociedad ha aplicado NIIF 1 al preparar sus estados financieros consolidados.

La fecha de transición de la Sociedad es el 1 de enero de 2008. La Sociedad ha preparado su estado de situación financiera consolidado de apertura bajo NIIF a dicha fecha. La fecha de adopción de las NIIF por la Sociedad es el 1 de enero de 2009.

De acuerdo a NIIF 1, para elaborar los estados financieros consolidados antes mencionados, se han aplicado todas las excepciones obligatorias y algunas de las exenciones optativas a la aplicación retroactiva de las NIIF.

3.1.2 Exenciones a la aplicación retroactiva elegidas por Lan Airlines S.A. y Filiales

(a) Combinaciones de negocio

La Sociedad ha aplicado la exención recogida en la NIIF 1 para las combinaciones de negocios. Por lo tanto, ha reexpresado las combinaciones de negocios desde 1997.

(b) Valor justo o revalorización como costo atribuible

La Sociedad ha elegido medir ciertos ítems de propiedades, plantas y equipos a su valor justo a la fecha de transición de 1 de enero de 2008.

(c) Beneficios al personal

La Sociedad ha optado por reconocer todas las ganancias y pérdidas actuariales acumuladas al 1 de enero de 2008.

3.2. Conciliación entre NIIF y Principios de contabilidad generalmente aceptados en Chile

Las conciliaciones presentadas a continuación muestran la cuantificación del impacto de la transición a las NIIF en la Sociedad:

3.2.1 Patrimonio neto al 31 de diciembre de 2008
3.2.2 Patrimonio neto al 1 de enero de 2008
3.2.3 Resultado consolidado para el ejercicio terminado el 31 de diciembre de 2008
3.2.4 Estado de flujos de efectivo consolidado por el ejercicio terminado el 31 de diciembre de 2008

3.2.1 Conciliación del patrimonio neto al 31 de diciembre de 2008

	MUS$
PCGA en Chile	**1.117.978**
Programa Lan Pass	(91.945)
Activo fijo	38.122
Pasivos financieros	10.450
Goodwill	30.598
Consolidación Japanese Operating Lease ("JOL")	(34.490)
Mantenimiento	14.723
Impuestos diferidos cuentas complementarias	(8.169)
Reserva por cobertura de derivados	(301.813)
Participaciones minoritarias	6.829
Ajuste por conversión	(6.192)
Otros	(7.487)
Efecto de la transición a las NIIF	**(349.374)**
Patrimonio neto según NIIF	**768.604**

3.2.2 Conciliación del patrimonio neto al 1 de enero de 2008

	MUS$
PCGA en Chile	**988.052**
Programa Lan Pass	(83.245)
Activo fijo	51.082
Pasivos financieros	14.884
Goodwill	27.580
Consolidación JOL	(44.454)
Mantenimiento	(477)
Impuestos diferidos cuentas complementarias	(8.645)
Reserva por cobertura de derivados	(45.425)
Participaciones minoritarias	5.189
Otros	(5.664)
Efecto de la transición a las NIIF	**(89.175)**
Patrimonio neto según NIIF	**898.877**

3.2.3 Conciliación del resultado consolidado para el ejercicio terminado el 31 de diciembre de 2008

	MUS$
PCGA en Chile	**335.739**
Consolidación JOL	9.964
Mantenimiento	15.200
Activo fijo	(12.960)
Pasivos financieros	(4.434)
Programa Lan Pass	(8.700)
Participaciones minoritarias	1.831
Goodwill	3.018
Otros	(1.346)
Efecto de la transición a las NIIF	**2.573**
Resultado del ejercicio según NIIF	338.312
Otros ingresos y gastos con cargo o abono en el patrimonio neto:	
Cobertura flujo de caja	(308.901)
Ajustes por conversión	(7.371)
Impuesto a las ganacias relacionado con componentes de otros ingresos y gastos con cargo o abono al patrimonio neto	52.513
Resultados integrales del ejercicio según NIIF	**74.553**

Se detallan a continuación las explicaciones de los diferentes conceptos incluidos en las conciliaciones anteriores:

1. Programa Lan Pass

Bajo PCGA en Chile, los kilómetros acumulados eran contabilizados como una provisión calculada a su costo incremental. De acuerdo a NIIF, los kilómetros son contabilizados como ingreso diferido de acuerdo a su valor justo, hasta el momento en que son volados.

2. Propiedades, plantas y equipos

Para efectos de primera adopción, la Sociedad procedió a revaluar algunos componentes de propiedades, plantas y equipos, principalmente edificios, terrenos y otros componentes técnicos. La retasación efectuada se realizó por única vez de acuerdo con NIIF 1 y el nuevo valor corresponde al costo inicial del activo a partir de la fecha de transición. El valor libro de los bienes retasados al 1 de enero de 2008 y 31 de diciembre de 2008 asciende a MUS$ 66.249 y MUS$ 62.559, respectivamente. Asimismo, los costos de financiamiento pasan a formar parte de la tasa de interés efectiva del préstamo para financiar el activo fijo, lo que es deducido del valor activado.

3. Pasivos financieros

Los costos de financiamiento registrados como propiedades, plantas y equipos, bajo PCGA en Chile, pasan a formar parte de la tasa de interés efectiva del préstamo bajo NIIF. Asimismo, el cálculo de los gastos financieros se realiza de acuerdo al método de costo amortizado.

4. Goodwill

Bajo NIIF, la Sociedad ha considerado el goodwill como un intangible de vida útil indefinida. A lo menos una vez al año, la unidad generadora de flujos que dio origen al goodwill de inversiones es evaluada por eventual deterioro en su valor justo. De existir evidencia de deterioro se ajusta el goodwill con cargo a resultados. Para efectos de primera adopción, la Sociedad decidió reexpresar las combinaciones de negocios desde el año 1997, por lo que la amortización del goodwill ha sido reversada desde esa fecha. No se generaron otros efectos por dichas reexpresiones.

5. Consolidación JOL

La Sociedad opera 17 aviones bajo la modalidad de financiamiento llamada Japanese Operating Lease (JOL). Esta modalidad considera la creación de una sociedad de propósito específico que adquiere los aviones mediante un financiamiento con deuda bancaria y de terceros. Bajo PCGA en Chile, los aviones bajo esta modalidad se contabilizaban como arriendos operativos, generando un gasto por arriendo de aviones en el estado de resultados consolidado. Bajo NIIF y en consecuencia con SIC 12, estos aviones se reconocen en el estado de situación financiera consolidado, clasificados como parte de propiedades, plantas y equipos y la deuda correspondiente es reconocida como un pasivo.

6. Mantenimiento

Bajo PCGA en Chile, se reconocía como activo solamente el mantenimiento mayor de la flota propia, mientras que el mantenimiento mayor de la flota arrendada era reconocido vía provisiones hasta que el siguiente mantenimiento era ejecutado. Bajo NIIF se capitaliza y amortiza el mantenimiento mayor de toda la flota reconociendo, en un inicio, para el caso de la flota arrendada las obligaciones del activo recibido.

7. Impuestos diferidos cuentas complementarias

Bajo PCGA en Chile, el Boletín Técnico N°60 del Colegio de Contadores de Chile A.G. permitía contabilizar el efecto de la primera aplicación, de esta norma, contra una cuenta del estado de situación financiera consolidado denominada "activo (pasivo) complementario por pasivos (activos) diferidos". Dichos activos (pasivos) complementarios eran amortizados contra resultados en el período estimado de reverso de la diferencia temporal que le dio origen, a excepción de pasivos complementarios que hubiesen sido originados por el registro contable de activos por impuestos diferidos por pérdidas tributarias, en cuyo caso la amortización se realizaba en función de la utilización real de dichas pérdidas. Bajo NIIF, las cuentas de activos (pasivos) complementarios fueron reversadas en su totalidad contra resultados retenidos en primera adopción.

Por otro lado, todas las diferencias entre PCGA en Chile y NIIF de la transición, que fueron registradas ya sea en resultados retenidos como en otras reservas, fueron objeto del cálculo y contabilización del impuesto diferido correspondiente, el que fue registrado en la partida que le dio origen. De esta manera, en las conciliaciones presentadas a cada una de las fechas pertinentes, las diferencias por normativa se encuentran netas de impuesto diferido.

8. Reserva por cobertura de derivados

Bajo NIIF, en una cobertura de flujo de caja, las ganancias y/o pérdidas realizadas por concepto de cobertura de combustible o tasas de interés se reconocen en el estado de resultados consolidado en la línea correspondiente a la partida cubierta (combustible o gastos financieros). Además, en una cobertura de flujo de caja bajo NIIF, el valor de mercado de los contratos de derivados se difieren en una cuenta de reserva patrimonial. Esto representa un cambio con respecto a las coberturas de combustible ya que anteriormente, bajo PCGA en Chile, las ganancias o pérdidas realizadas por este concepto se reconocían dentro del resultado no operacional, mientras que el valor de mercado tanto de las coberturas de combustible como de tasas de interés eran reconocidas en cuentas de activo y pasivo.

9. Participaciones minoritarias

Bajo NIIF el patrimonio neto de la Sociedad lo constituye tanto la participación correspondiente a los accionistas de la sociedad dominante como la de los accionistas minoritarios de sus afiliadas. Bajo PCGA en Chile, la participación minoritaria era clasificada en una línea entre el pasivo de largo plazo y el patrimonio neto.

10. Ajuste por conversión

Bajo NIIF se incluye en el patrimonio neto el ajuste por conversión de moneda de aquellas compañías cuya moneda funcional es distinta de la moneda de presentación de los estados financieros. Estas compañías corresponden a subsidiarias cuyas monedas funcionales son pesos chilenos y pesos argentinos.

3.2.4 Conciliación del estado de flujos de efectivo consolidado por el ejercicio terminado el 31 de diciembre de 2008

Las principales diferencias entre PCGA en Chile y NIIF en la preparación del estado de flujos de efectivo dice relación con la clasificación de las cuotas pagadas por leasing financiero (incluidas como actividades de inversión en PCGA en Chile y como actividades de financiamiento bajo NIIF), los intereses pagados (incluidos como actividades de operación bajo PCGA en Chile y como actividades de financiamiento bajo NIIF) y las garantías entregadas por concepto de contratos de derivados (incluidas como actividades de financiamiento en PCGA en Chile y como actividades operacionales bajo NIIF).

	Flujo operacional MUS$	Flujo inversión MUS$	Flujo financiamiento MUS$
PCGA en Chile	**729.129**	**(830.545)**	**58.760**
Intereses pagados	81.421	-	(81.421)
Intereses ganados	(2.743)	2.743	-
Dividendos pagados por asociadas	(813)	813	-
Pago cuota leasing	-	52.386	(52.386)
Garantías derivados	(175.457)	-	175.457
Efectos por cambio moneda funcional	(462)	-	-
Efecto de la transición a las NIIF	**(98.054)**	**55.942**	**41.650**
Flujos de efectivo según NIIF	**631.075**	**(774.603)**	**100.410**

NOTA 4 - GESTION DEL RIESGO FINANCIERO

4.1. Factores de riesgo financiero

Las actividades de la Sociedad están expuestas a diversos riesgos financieros: (a) riesgo de mercado, (b) riesgo de crédito y (c) riesgo de liquidez. El programa de gestión del riesgo global de la Sociedad se centra en la incertidumbre de los mercados financieros y trata de minimizar los efectos potenciales adversos sobre margen neto. La Sociedad utiliza derivados para cubrir parte de estos riesgos.

(a) Riesgo de mercado
Debido a la naturaleza de sus operaciones, la Sociedad está expuesta a riesgos de mercado, tales como (i) riesgo de precio del combustible, (ii) riesgo de tasa de interés y (iii) riesgo de tipos de cambios locales. Con el fin de cubrir total o parcialmente estos riesgos, la Sociedad opera con instrumentos derivados para fijar o limitar las alzas de los activos subyacentes.

(i) Riesgo de precio del combustible:
La variación en los precios del combustible depende en forma importante de la oferta y demanda de petróleo en el mundo, de las decisiones tomadas por la Organización de Paises Exportadores de Petróleo ("OPEP"), de la capacidad de refinación a nivel mundial, de los niveles de inventario mantenidos, de la ocurrencia o no de fenómenos climáticos y de factores geopolíticos.

La Sociedad compra combustible para aviones denominado Jet Fuel grado 54. Existe un índice de referencia en el mercado internacional para este activo subyacente, que es el US Gulf Coast Jet 54. Sin embargo, el mercado de futuros de este índice tiene baja liquidez por lo que la sociedad realiza coberturas en crudo West Texas Intermediate ("WTI"), el cual tiene una alta correlación con Jet Fuel y es un activo con alta liquidez y, por lo tanto, presenta ventajas en comparación a la utilización del índice US Gulf Coast Jet 54.

Durante el ejercicio 2009, la Sociedad reconoció pérdidas por US$ 128,7 millones por concepto de cobertura de combustible. Durante el ejercicio 2008, la Sociedad tuvo ganancias de US$ 35,4 millones por el mismo concepto

Al 31 de diciembre de 2009, el valor de mercado de las posiciones de combustible ascendía a US$ 13,6 millones (positivo). Al cierre de diciembre de 2008, este valor de mercado era de US$ 170,2 millones (negativo) y al 1 de enero de 2008 este valor de mercado era de US$ 4,4 millones (positivo). Las siguientes tablas muestran el valor nocional de las posiciones de compra junto con los derivados contratados para los distintos períodos:

Posiciones al 31 de diciembre de 2009

	Vencimientos				
	Q110	Q210	Q310	Q410	Total
Volumen (miles de barriles WTI)	1.404	1.371	876	738	4.389
Valor futuro acordado (US$ por barril)(*)	84	80	79	82	81
Total (MUS$)	**117.936**	**109.680**	**69.204**	**60.516**	**355.509**
Porcentaje de cobertura sobre el volumen de consumo esperado	48%	49%	29%	24%	37%

(*)Promedio ponderado entre collares y opciones activas.

Posiciones al 31 de diciembre de 2008

	Vencimientos					
	Q109	Q209	Q309	Q409	Q110	Total
Volumen (miles de barriles WTI)	900	1.170	540	570	300	3.480
Valor futuro acordado (US$ por barril)(*)	107	104	93	92	92	98
Total (MUS$)	**96.300**	**121.680**	**50.220**	**52.440**	**27.600**	**341.040**
Porcentaje de cobertura sobre el volumen de consumo esperado	33%	44%	19%	20%	10%	25%

(*)Promedio ponderado entre collares y opciones activas.

Posiciones al 01 de enero de 2008

	Vencimientos				
	Q108	Q208	Q308	Q408	Total
Volumen (miles de barriles WTI)	270	331	331	270	1.202
Valor futuro acordado (US$ por barril)(*)	91	86	87	91	89
Total (MUS$)	**24.570**	**28.466**	**28.797**	**24.570**	**106.978**
Porcentaje de cobertura sobre el volumen de consumo esperado	10%	12%	12%	9%	10%

(*)Promedio ponderado entre collares y opciones activas.

Sensibilización

Una caída en los precios de combustible afecta positivamente a la Sociedad por la reducción de costos. Sin embargo, esta caída afecta negativamente a las posiciones contratadas, dado que éstas apuntan a proteger a la Sociedad frente al riesgo en el alza de los precios. Por lo mismo, la política es mantener un porcentaje libre de coberturas de forma de ser competitivos en caso de una caída en los precios.

Debido a que las posiciones vigentes no representan cambios de flujos de efectivo, sino una variación en la exposición del valor de mercado, las posiciones de cobertura vigentes no tienen impactos en resultados (son registradas como contratos de cobertura de flujo de caja, por lo tanto, una variación en el precio del combustible tiene un impacto en el patrimonio neto de la Sociedad).

La siguiente tabla muestra la sensibilización de los instrumentos financieros de acuerdo a cambios razonables en el precio de combustible y su efecto en patrimonio. El plazo de proyección se definió hasta el término del último contrato de cobertura de combustible vigente, siendo el último día hábil del año 2010. Los cálculos se hicieron considerando un movimiento paralelo de 5 dólares por barril en la curva del precio de referencia futuro de crudo WTI al cierre de diciembre del año 2009, 2008 y 2007.

Precio de referencia WTI (US$ por barril)	Posición al 31 de diciembre de 2009 efecto en patrimonio (millones de US$)	Posición al 31 de diciembre de 2008 efecto en patrimonio (millones de US$)	Posición al 01 de enero de 2008 efecto en patrimonio (millones de US$)
+5	+14,6	+15,7	+1,2
-5	-13,6	-16,1	-1,0

La Sociedad busca disminuir el riesgo que representan las alzas en el precio del combustible asegurando de no quedar en desventaja con sus competidores en caso de una brusca caída en los precios. Con este fin, la Sociedad utiliza instrumentos de cobertura tales como swaps, opciones y collares que cubren parcialmente los volúmenes de combustible consumidos.

De acuerdo a lo requerido por la NIC 39, durante los ejercicios presentados, la Sociedad no ha registrado montos por inefectividad en el estado de resultados consolidado.

Dada la estructura de cobertura de combustible durante el año 2009, que considera una porción libre de coberturas, una caída vertical en 5 dólares en el precio de referencia del WTI (considerado como el promedio diario mensual) hubiera significado un impacto aproximado de US$31,6 millones de dólares de menor costo de combustible para el año 2009.

(ii) Riesgo de tasa de interés de los flujos de efectivo:

La variación en tasas de interés depende fuertemente del estado de la economía mundial. Un mejoramiento en las perspectivas económicas de largo plazo mueven las tasas de largo plazo hacia el alza, mientras que una caída provoca un descenso por efectos del mercado. Sin embargo, si consideramos la intervención gubernamental, en períodos de contracción económica se suelen reducir las tasas de referencia de forma de impulsar la demanda agregada al hacer más accesible el crédito y aumentar la producción (de la misma forma que existen alzas en la tasa de referencia en períodos de expansión económica). La incertidumbre existente de cómo se comportará el mercado y los gobiernos, y por ende cómo variará la tasa de interés, hace que exista un riesgo asociado a la deuda de la Sociedad sujeta a interés variable y a las inversiones que mantenga.

El riesgo de las tasas de interés en la deuda equivale al riesgo de los flujos de efectivo futuros de los instrumentos financieros debido a la fluctuación de las tasas de interés en los mercados. La exposición de la Sociedad frente a riesgos en los cambios en la tasa de interés de mercado está relacionada principalmente a obligaciones de largo plazo con tasa variable.

Con el fin de disminuir el riesgo de una eventual alza en los tipos de interés, la Sociedad suscribió contratos swap y opciones call de tasas de interés, con el fin de eliminar un valor mayor al 95% de su exposición a las fluctuaciones en los tipos de interés. Con esto, la Sociedad está expuesta en una porción pequeña a las variaciones de la tasa London Inter Bank Offer Rate ("LIBOR") de 90 días y de la Tasa Activa Bancaria ("TAB") nominal de 180 días.

La siguiente tabla muestra la sensibilidad de cambios en las obligaciones financieras que no están cubiertas frente a variaciones en las tasas de interés. Estos cambios son considerados razonablemente posibles basados en condiciones de mercado actuales.

Aumento (disminución) de tasa libor tres meses	Posición al 31 de diciembre de 2009 efecto en ganancias antes de impuesto (millones de US$)	Posición al 31 de diciembre de 2008 efecto en ganancias antes de impuesto (millones de US$)
+100 puntos base	-0,87	-0,65
-100 puntos base	+0,87	+0,65

Cambios en las condiciones de mercado producen una variación en la valorización de los instrumentos financieros vigentes de cobertura de tasas de interés, ocasionando un efecto en el patrimonio de la Sociedad (esto porque son registrados como coberturas de flujo de caja). Estos cambios son considerados razonablemente posibles basados en condiciones de mercado actuales. Los cálculos se realizaron aumentando (disminuyendo) en forma vertical 100 puntos base de la curva futuros de la libor tres meses.

Aumento (disminución) de curva futuros de tasa libor tres meses	Posición al 31 de diciembre de 2009 efecto en patrimonio (millones de US$)	Posición al 31 de diciembre de 2008 efecto en patrimonio (millones de US$)	Posición al 01 de enero de 2008 efecto en patrimonio (millones de US$)
+100 puntos base	49,64	63,37	59,2
-100 puntos base	(53,23)	(68,94)	(64,2)

De acuerdo a lo requerido por la NIC 39, durante los ejercicios presentados, la Sociedad no ha registrado montos por inefectividad en el estado de resultados consolidado.

Existen limitaciones en el método utilizado para el análisis de sensibilización y corresponden a las entregadas por el mercado. Estas limitaciones obedecen a que los niveles que indican las curvas de futuros no necesariamente se cumplirán y variarán en cada ejercicio.

(iii) Riesgo de tipos de cambios locales:

La moneda funcional utilizada por la Sociedad matriz es el dólar estadounidense en términos de fijación de precios de sus servicios, de composición de su estado de situación financiera clasificado y de efectos sobre los resultados de las operaciones. Vende la mayor parte de sus servicios en dólares estadounidenses o en precios equivalentes al dólar estadounidense, y gran parte de sus gastos están denominados en dólares estadounidenses o equivalentes al dólar estadounidense, en particular costos de combustible, tasas aeronáuticas, arriendo de aeronaves, seguros, y componentes y accesorios para aeronaves. Los gastos de remuneraciones están denominados en monedas locales.

La Sociedad mantiene las tarifas de los negocios de carga y pasajeros internacional en dólares estadounidenses. En los negocios domésticos existe una mezcla, ya que en Perú las ventas son en moneda local, sin embargo, los precios están indexados al dólar estadounidense. En Chile y Argentina, las tarifas son en moneda local sin ningún tipo de indexación. Para el caso del negocio doméstico en Ecuador, tanto las tarifas como las ventas son en dólares. Producto de lo anterior la Sociedad se encuentra expuesta a la fluctuación en diversas monedas, principalmente: peso chileno, peso argentino, peso uruguayo, euro, nuevo sol peruano, real brasileño, dólar australiano y dólar neozelandés. De estas monedas, la mayor exposición se presenta en pesos chilenos.

La Sociedad durante el primer semestre del año 2009, obtuvo créditos en pesos chilenos equivalentes, a la fecha de otorgamiento, a US$ 202 millones, contratados con bancos de la plaza con un plazo de pago de 3 años, que incluye uno de gracia. Con el fin de disminuir el riesgo de una eventual alza en el tipo de cambio, la Sociedad suscribió contratos de swap de moneda (cross currency swaps), fijando el pago de una porción significativa de estos créditos en dólares.

(b) Riesgo de crédito

El riesgo de crédito se produce cuando la contraparte no cumple sus obligaciones con la Sociedad bajo un determinado contrato o instrumento financiero, derivando a una pérdida en el valor de mercado de un instrumento financiero (sólo activos financieros, no pasivos).

La Sociedad está expuesta a riesgo de crédito debido a sus actividades operacionales y a sus actividades financieras incluyendo depósitos con bancos e instituciones financieras, inversiones en otro tipo de instrumentos, transacciones de tipo de cambio y contratación de instrumentos derivados u opciones.

(i) Actividades financieras

Los excedentes de efectivo que quedan después del financiamiento de los activos necesarios para la operación, están invertidos de acuerdo a límites crediticios aprobados por el Directorio de la Sociedad, principalmente, en depósitos a plazo con distintas instituciones financieras, fondos mutuos de corto plazo y bonos corporativos y soberanos de vidas remanentes cortas y fácilmente liquidables. Estas inversiones están contabilizadas como efectivo y equivalentes al efectivo y en inversiones mantenidas hasta su vencimiento.

Con el fin de disminuir el riesgo de contraparte, y que el riesgo asumido sea conocido y administrado por la Sociedad, se diversifican las inversiones con distintas instituciones bancarias (tanto locales como internacionales). De esta manera, la Sociedad evalúa la calidad crediticia de cada contraparte y los niveles de inversión, basada en (i) su clasificación de riesgo (ii) el tamaño del patrimonio de la contraparte, y (iii) fija límites de inversión de acuerdo al nivel de liquidez de la Sociedad. De acuerdo a estos tres parámetros, la Sociedad opta por el parámetro más restrictivo de los tres anteriores y en base a éste establece límites a las operaciones con cada contraparte.

Debido a la delicada situación financiera nacional e internacional, la Sociedad cambió su política de riesgo de crédito y la hizo más estricta a partir del año 2008, pasando a invertir sólo con instituciones financieras que presentaran un alto patrimonio de mercado y una calidad crediticia local superior a AA. Esto limitó las inversiones con determinadas instituciones financieras locales lo que significó aumentar los límites de inversión con las instituciones financieras que calificaron para esta política.

La Sociedad no mantiene garantías para mitigar esta exposición.

(ii) Actividades operacionales

La Sociedad tiene cuatro grandes "clusters" de venta: las agencias de viaje, agentes de carga, compañías aéreas y las administradoras de tarjetas de crédito. Las tres primeras están regidas por la IATA (Asociación Internacional de Transporte Aéreo), organismo internacional compuesto por la mayoría de las líneas aéreas que representan más del 90% del tráfico comercial programado y uno de sus objetivos principales es regular las operaciones financieras entre líneas aéreas y las agencias de viaje y carga. Cuando una agencia o línea aérea no paga su deuda, queda excluida para operar con el conjunto de aerolíneas de IATA. Para el caso de las administradoras de tarjetas de crédito, éstas se encuentran garantizadas en un 100% por las instituciones emisoras.

La exposición se explica por los plazos otorgados y estos fluctúan entre 1 y 45 días.

Una de las herramientas que la Sociedad utiliza para disminuir el riesgo crediticio, es participar en organismos mundiales relacionados a la industria, tales como IATA, BSP (Business Sales Processing), CASS (CRC, Clearing House) y entidades bancarias (tarjetas de crédito). Estas instituciones cumplen el rol de recaudadores y distribuidores entre las compañías aéreas y las agencias de viaje y carga. En el caso del Clearing House, actúa como un ente compensador entre las compañías aéreas por los servicios que se prestan entre ellas. A través de estos organismos se ha gestionado la disminución de plazos e implementación de garantías.

(c) Riesgo de liquidez

El riesgo de liquidez representa el riesgo de que la Sociedad no posea fondos para pagar sus obligaciones.

Debido al carácter cíclico de su negocio, a la operación y a las necesidades de inversión y financiamiento derivadas de la incorporación de nuevas aeronaves y a la renovación de su flota, junto con la necesidad de financiamiento asociada a coberturas de riesgo de mercado, la Sociedad requiere de fondos líquidos para cumplir con el pago de sus obligaciones.

Por lo anterior, la Sociedad administra su efectivo y equivalentes de efectivo y sus activos financieros, calzando los plazos de sus inversiones con sus obligaciones. De esta manera, por política, la duración promedio de las inversiones no puede exceder la duración promedio de las obligaciones. Esta posición de efectivo y equivalentes de efectivo está invertida en instrumentos altamente líquidos a corto plazo a través de entidades financieras de primer nivel.

La Sociedad mantiene una política de liquidez que se traduce en un significativo volumen de disponibilidades de caja. La Sociedad inició un plan de reforzamiento financiero que permitirá manejar mayor liquidez que en ejercicios anteriores con el fin de estar preparada frente a eventuales caídas en el tráfico de pasajeros y carga. De esta manera, la Sociedad reemplazó aproximadamente US$ 100 millones que tenía en garantías en efectivo entregadas a contrapartes financieras por cartas de crédito Stand-by. Adicionalmente, el Directorio de la Sociedad autorizó a contratar créditos o emitir deuda en el mercado local a través de bonos por un monto cercano a US$ 250 millones. De esta manera, hasta fines de junio del 2009, la Sociedad obtuvo el equivalente a US$ 252 millones, a la fecha de otorgamiento de los créditos, contratados con bancos de la plaza con un plazo de pago de 3 años, que incluye uno de gracia.

La Sociedad tiene futuras obligaciones relacionadas a leasing financieros, leasing operacionales, vencimientos de otras obligaciones con bancos, contratos de derivados y contratos de compra de aviones.

Clase de pasivo para el análisis del riesgo de liquidez agrupados por vencimiento al 31 de diciembre de 2009

Clase de pasivo	Rut empresa deudora	Nombre de empresa deudora	Descripción de la moneda	Nombre de acreedor	Hasta un mes
					MUS$
Obligaciones garantizadas					
	89.862.200-2	Lan Airlines S.A.	US$	ING	4.859
		Lan Airlines S.A.	US$	CALYON	8.099
		Lan Airlines S.A.	US$	PEFCO	5.939
		Lan Airlines S.A.	US$	BNP PARIBAS	7.823
		Lan Airlines S.A.	US$	RBS	2.034
		Lan Airlines S.A.	US$	WELLS FARGO	-
Arrendamiento financiero					
	89.862.200-2	Lan Airlines S.A.	US$	ING	3.940
		Lan Airlines S.A.	US$	CALYON	550
		Lan Airlines S.A.	US$	CITIBANK	-
		Lan Airlines S.A.	US$	S.CHARTERED	4.232
Préstamos bancarios					
	89.862.200-2	Lan Airlines S.A.	US$	SANTANDER	-
Préstamos bancarios					
	89.862.200-2	Lan Airlines S.A.	CLP	CORPBANCA	-
		Lan Airlines S.A.	CLP	ITAU	-
		Lan Airlines S.A.	CLP	BCI	-
		Lan Airlines S.A.	CLP	ESTADO	-
Derivados					
	89.862.200-2	Lan Airlines S.A.	US$	OTROS	1.706
Acreedores comerciales y otras cuentas por pagar					
		Lan Airlines S.A. y Filiales		VARIOS	142.338

De uno a tres meses	Tres a doce meses	Uno a cinco años	Cinco años o más	Total	Tipo de amortización	Tasa efectiva	Valor nominal	Tasa nominal
MUS$	MUS$	MUS$	MUS$	MUS$		%	MUS$	%
2.496	22.153	106.767	116.885	253.160	Trimestral	5,19	201.409	4,63
12.779	62.824	234.215	40.878	358.795	Trimestral	5,01	325.998	5,01
13.891	59.513	317.409	279.604	676.356	Trimestral	5,14	552.605	4,58
16.304	72.581	393.180	529.928	1.019.816	Trimestral	3,86	840.814	3,72
4.049	18.250	97.334	135.929	257.596	Trimestral	6,40	191.879	5,67
1.551	5.637	29.984	52.100	89.272	Trimestral	3,61	72.770	3,50
-	11.790	82.666	-	98.396	Trimestral	4,45	89.389	3,98
1.665	6.659	49.697	41.394	99.965	Trimestral	1,26	95.036	1,24
1.585	4.920	33.656	-	40.161	Trimestral	1,10	39.018	1,03
5.477	19.053	29.958	-	58.720	Trimestral	0,89	58.247	0,73
930	13.435	52.335	-	66.700	Semestral	3,77	50.000	3,68
643	11.993	34.991	-	47.627	Semestral	2,92	45.356	2,82
-	10.348	28.504	-	38.852	Semestral	3,14	36.876	3,06
-	18.390	50.287	-	68.677	Semestral	3,38	64.879	3,30
-	22.721	62.520	-	85.241	Semestral	3,12	80.852	3,06
3.412	16.647	51.200	(2.279)	70.686	-	-	-	-
235.100	-	72.000	-	449.438	-	-	-	-

Clase de pasivo para el análisis del riesgo de liquidez agrupados por vencimiento al 31 de diciembre de 2008

Clase de pasivo	Rut empresa deudora	Nombre de empresa deudora	Descripción de la moneda	Nombre de acreedor	Hasta un mes MUS$
Obligaciones garantizadas					
	89.862.200-2	Lan Airlines S.A.	US$	ING	2.934
		Lan Airlines S.A.	US$	CALYON	9.359
		Lan Airlines S.A.	US$	PEFCO	5.939
		Lan Airlines S.A.	US$	BNP PARIBAS	6.670
		Lan Airlines S.A.	US$	RBS	2.034
Arrendamiento financiero					
	89.862.200-2	Lan Airlines S.A.	US$	ING	4.224
		Lan Airlines S.A.	US$	CITIBANK	-
		Lan Airlines S.A.	US$	S.CHARTERED	4.210
Préstamos bancarios					
	89.862.200-2	Lan Airlines S.A.	US$	OTROS	-
Derivados					
	89.862.200-2	Lan Airlines S.A.	US$	OTROS	19.576
Acreedores comerciales y otras cuentas por pagar					
		Lan Airlines S.A. y Filiales		VARIOS	94.889

De uno a tres meses	Tres a doce meses	Uno a cinco años	Cinco años o más	Total	Tipo de amortización	Tasa efectiva	Valor nominal	Tasa nominal
MUS$	MUS$	MUS$	MUS$	MUS$		%	MUS$	%
2.521	16.005	80.577	83.287	185.324	Trimestral	5,34	147.811	4,86
14.949	69.166	345.897	142.471	581.842	Trimestral	4,21	493.629	5,46
11.611	52.665	280.925	349.840	700.980	Trimestral	5,27	554.927	4,74
15.007	63.104	343.427	517.761	945.969	Trimestral	5,63	732.412	4,87
4.049	18.250	97.334	160.263	281.930	Trimestral	6,31	204.689	5,67
-	12.035	63.899	37.361	117.519	Trimestral	5,58	101.071	5,18
1.714	4.951	41.756	-	48.421	Trimestral	3,05	44.741	2,75
5.498	28.872	62.132	-	100.712	Trimestral	1,59	95.252	2,72
3.465	3.465	-	-	6.930	Trimestral	6,98	6.752	6,96
39.968	119.696	112.822	55.562	347.624	-	-	-	-
293.888	-	90.000	-	478.777	-	-	-	-

Clase de pasivo para el análisis del riesgo de liquidez agrupados por vencimiento al 1 de enero de 2008

Clase de pasivo	Rut empresa deudora	Nombre de empresa deudora	Descripción de la moneda	Nombre de acreedor	Hasta un mes
					MUS$
Obligaciones garantizadas					
	89.862.200-2	Lan Airlines S.A.	US$	ING	2.978
		Lan Airlines S.A.	US$	CALYON	9.621
		Lan Airlines S.A.	US$	PEFCO	5.939
		Lan Airlines S.A.	US$	BNP PARIBAS	1.605
		Lan Airlines S.A.	US$	RBS	-
Arrendamiento financiero					
	89.862.200-2	Lan Airlines S.A.	US$	ING	4.626
		Lan Airlines S.A.	US$	CITIBANK	-
		Lan Airlines S.A.	US$	S.CHARTERED	4.286
Derivados					
	89.862.200-2	Lan Airlines S.A.	US$	OTROS	-
Acreedores comerciales y otras cuentas por pagar					
		Lan Airlines S.A. y Filiales		VARIOS	89.433

De uno a tres meses	Tres a doce meses	Uno a cinco años	Cinco años o más	Total	Tipo de amortización	Tasa efectiva	Valor nominal	Tasa nominal
MUS$	MUS$	MUS$	MUS$	MUS$		%	MUS$	%
593	10.606	55.801	39.677	109.655	Trimestral	5,42	88.731	5,23
16.293	76.143	401.963	204.287	708.307	Trimestral	5,61	561.753	6,70
9.669	46.841	249.721	361.582	673.752	Trimestral	5,23	525.519	4,69
10.246	35.315	188.972	297.305	533.443	Trimestral	6,04	395.698	5,41
2.009	6.028	32.150	56.263	96.450	Trimestral	6,29	69.397	5,65
-	13.575	68.345	53.715	140.261	Trimestral	5,76	113.221	5,49
2.040	5.947	52.226	-	60.213	Trimestral	3,80	50.103	5,55
5.975	30.515	102.234	-	143.010	Trimestral	2,76	130.124	5,27
284	3.640	46.344	1.471	51.739	-	-	-	-
274.936	-	-	-	364.369	-	-	-	-

La Sociedad ha definido estrategias de cobertura de combustible y tasas de interés, que implica contratar derivados con distintas instituciones financieras. La Sociedad posee líneas de márgenes con cada institución financiera con el fin de regular la exposición mutua que producen los cambios en la valorización de mercado de los derivados. Durante el 2008, con la caída en el precio del combustible, la Sociedad se vio obligada a entregar garantías en efectivo por este concepto.

Al cierre del año 2008, la Sociedad había entregado US$ 177,8 millones en garantía por márgenes de derivados. Al cierre del 31 de diciembre de 2009, se han recuperado US$ 175,4 millones debido al vencimiento de contratos de combustible, alza en el precio del combustible y tasas, además del reemplazo de las garantías en efectivo por cartas de crédito stand-by.

4.2. Gestión del riesgo del capital

Los objetivos de la Sociedad, en relación con la gestión del capital, son (i) salvaguardarlo para continuar como empresa en funcionamiento, (ii) procurar un rendimiento para los accionistas y (iii) mantener una estructura óptima de capital reduciendo el costo del mismo.

Para poder mantener o ajustar la estructura de capital, la Sociedad podría ajustar el importe de los dividendos a pagar a los accionistas, reembolsar capital a los accionistas, emitir nuevas acciones o vender activos para reducir la deuda.

La Sociedad hace seguimiento del capital de acuerdo con el índice de apalancamiento, en línea con la práctica del sector. Este índice se calcula como la deuda ajustada neta dividida por el capital. La deuda ajustada neta se calcula como el total de la deuda financiera más 8 veces las rentas de arrendamiento operativo de los últimos 12 meses, menos la caja total (medida como la suma de efectivo y equivalentes de efectivo más valores por negociar). El capital se calcula como el patrimonio neto sin el impacto del valor de mercado de los derivados, más la deuda ajustada neta.

Actualmente, la estrategia de la Sociedad, que no ha variado desde 2007, ha consistido en mantener un índice de apalancamiento entre el 70% y el 80% y un rating crediticio internacional por sobre BBB- (mínimo requerido para ser considerado grado de inversión). Los índices de apalancamiento al 31 de diciembre de 2009, 31 de diciembre de 2008 y 1 de enero de 2008, fueron los siguientes:

	Al 31 de diciembre de 2009	Al 31 de diciembre de 2008	Al 01 de enero de 2008
	MUS$	MUS$	MUS$
Total préstamos	3.074.425	2.657.200	2.299.256
Rentas de los últimos doce meses x 8	669.696	564.216	567.448
Menos:			
Caja y valores negociables	(791.912)	(411.037)	(467.022)
Total deuda ajustada neta	**2.952.209**	**2.810.379**	**2.399.682**
Patrimonio neto	1.098.827	761.775	893.688
Valor justo de los derivados	92.230	301.813	45.425
Capital total	**4.143.266**	**3.873.967**	**3.338.795**
Indice de apalancamiento	**71,3%**	**72,5%**	**71,9%**

4.3. Estimación del valor justo

Al 31 de diciembre de 2009, la Sociedad mantenía instrumentos financieros que deben ser registrados a su valor justo. Estos incluyen:

(i) Inversiones en fondos mutuos de corto plazo (efectivo equivalente),

(ii) Contratos de instrumentos derivados de tasas de interés

(iii) Contratos de derivados de combustible, y

(iv) Contratos derivados de moneda.

La Sociedad ha clasificado la medición de valor justo utilizando una jerarquía que refleja el nivel de información utilizada en la valoración. Esta jerarquía se compone de 3 niveles (I) valor justo basado en cotización en mercados activos para una clase de activo o pasivo similar, (II) valor justo basado en técnicas de valoración que utilizan información de precios de mercado o derivados del precio de mercado de instrumentos financieros similares (III) valor justo basado en modelos de valoración que no utilizan información de mercado.

El valor justo de los instrumentos financieros que se transan en mercados activos, tales como las inversiones adquiridas para su negociación, está basado en cotizaciones de mercado al cierre del ejercicio utilizando el precio corriente comprador. El valor justo de activos financieros que no transan en mercados activos (contratos derivados) es determinado utilizando técnicas de valoración que maximizan el uso de información de mercado disponible. Las técnicas de valoración generalmente usadas por la Sociedad son: cotizaciones de mercado de instrumentos similares y/o estimación del valor presente de los flujos de caja futuros utilizando las curvas de precios futuros de mercado al cierre del ejercicio.

El siguiente cuadro muestra la clasificación de los instrumentos financieros a valor justo al 31 de diciembre de 2009 según el nivel de información utilizada en la valoración:

	Valor justo al 31 de diciembre de 2009	Mediciones de valor justo usando valores considerados como		
		Nivel I	Nivel II	Nivel III
Descripción	MUS$	MUS$	MUS$	MUS$
Activos				
Fondos mutuos corto plazo	175.537	175.537	-	-
Derivados de tasa de interés	3.129	-	3.129	-
Valor justo derivados de combustible	14.448	-	14.448	-
Valor justo derivados moneda extranjera	25.472	-	25.472	-
Pasivos				
Valor justo derivados tasa de interés	69.433	-	69.433	-
Valor justo derivados de combustible	876	-	876	-
Valor justo derivados moneda extranjera	5.089	-	5.089	-

Adicionalmente, al 31 de diciembre de 2009, la Sociedad tiene instrumentos financieros que no se registran a valor justo. Con el propósito de cumplir con los requerimientos de revelación de valores razonables, la Sociedad ha valorizado estos instrumentos según se muestra en el siguiente cuadro:

	31 de diciembre de 2009		31 de diciembre de 2008	
	Valor libro MUS$	Valor razonable MUS$	Valor libro MUS$	Valor razonable MUS$
Efectivo en caja	2.707	2.707	2.729	2.729
Saldo en bancos	31.176	31.176	9.378	9.378
Depósitos a plazo	522.077	522.077	259.019	259.019
Otros activos financieros	60.415	63.341	10.065	9.016
Deudores comerciales y otras cuentas a cobrar	430.929	430.929	346.239	346.239
Cuentas por cobrar a entidades relacionadas	38	38	1.368	1.368
Pasivo financiero	2.774.942	2.900.232	2.371.887	2.706.668
Otros pasivos financieros	307.318	307.318	286.658	286.658
Acreedor comerciales y otras cuentas por pagar	449.438	449.438	478.777	478.777
Cuentas por pagar a entidades relacionadas	297	297	302	302

El importe en libros de las cuentas a cobrar y a pagar se asume que se aproximan a sus valores razonables, debido a la naturaleza de corto plazo de ellas. En el caso de efectivo en caja, saldo en bancos, depósitos a plazo y otros pasivos financieros, el valor justo se aproxima a su valor en libros.

El valor justo de los pasivos financieros, se estima descontando los flujos contractuales futuros de caja a la tasa de interés corriente del mercado que está disponible para instrumentos financieros similares. En el caso de otros activos financieros la valoración se realizó según cotización de mercado al cierre del ejercicio.

NOTA 5 - ESTIMACIONES Y JUICIOS CONTABLES

La Sociedad ha utilizado estimaciones para valorar y registrar algunos de los activos, pasivos, ingresos, gastos y compromisos. Básicamente estas estimaciones se refieren a:

› 1. La evaluación de posibles pérdidas por deterioro de determinados activos.
› 2. La vida útil y valor residual de los activos materiales e intangibles.
› 3. Los criterios empleados en la valoración de determinados activos.
› 4. Los tickets aéreos vendidos que no serán finalmente utilizados.

- 5. El cálculo del ingreso diferido al cierre del ejercicio correspondiente a la valorización de los kilómetros otorgados a los titulares de la tarjeta de fidelización Lan Pass pendientes de utilizar.
- 6. La necesidad de constituir provisiones y, en el caso de ser requeridas, el valor de las mismas.
- 7. La recuperabilidad de los activos por impuestos diferidos.

Estas estimaciones se realizan en función de la mejor información disponible sobre los hechos analizados.

En cualquier caso, es posible que acontecimientos que puedan tener lugar en el futuro obliguen a modificarlas en los próximos ejercicios, lo que se realizaría, en su caso, de forma prospectiva.

NOTA 6 – INFORMACION POR SEGMENTOS

La Sociedad reporta información por segmentos de acuerdo a lo establecido en la NIIF 8 "Segmentos operativos". Dicha norma establece estándares para el reporte de información por segmentos en los estados financieros así como también revelaciones sobre productos y servicios, áreas geográficas y principales clientes. Un segmento operativo se define como un componente de una entidad sobre el cual se tiene información financiera separada que es evaluada regularmente por la alta administración para la toma de decisiones respecto de la asignación de recursos y la evaluación de los resultados. La Sociedad considera que tiene un solo segmento operativo: el transporte aéreo

	Por los ejercicios terminados al 31 de diciembre de	
	2009 MUS$	**2008 MUS$**
Ingresos de las actividades ordinarias procedentes de clientes externos	**3.655.513**	**4.283.187**
Ingresos por intereses	18.183	18.480
Gastos por intereses	(153.109)	(125.488)
Total gastos por intereses netos	**(134.926)**	**(107.008)**
Depreciación y amortización	(304.062)	(256.499)
Ganancia del segmento sobre el que se informa	231.126	336.480
Participación de la entidad en el resultado de las asociadas	315	696
Gasto sobre impuesto a la renta	(44.487)	(65.094)
Activos del segmento	5.771.972	5.196.866
Importe en inversiones asociadas	1.236	1.389
Desembolsos de los activos no monetarios del segmento	555.279	788.906

Los ingresos de la Sociedad por área geográfica son los siguientes:

	Por los ejercicios terminados al 31 de diciembre de 2009 MUS$	2008 MUS$
Perú	458.384	432.979
Argentina	404.795	437.759
USA	680.179	946.235
Europa	343.819	380.824
Chile	1.004.291	1.149.084
Otros(*)	764.045	936.306
Total (**)	**3.655.513**	**4.283.187**

La Sociedad asigna los ingresos al área geográfica sobre la base del punto de venta del pasaje o la carga. Los activos tangibles están constituidos principalmente por aviones y equipos aeronáuticos, los cuales son utilizados a lo largo de diferentes países y, por lo tanto, no es posible asignar a un área geográfica.

(*) Incluye el resto de Latinoamérica y Asia Pacífico.
(**) Incluyen ingresos ordinarios, otros ingresos de operación y se deducen ingresos por intereses que se muestran en Nota 33.

NOTA 7 - EFECTIVO Y EQUIVALENTES AL EFECTIVO

	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$	Al 01 de enero de 2008 MUS$
Efectivo en caja	2.707	2.729	3.113
Saldos en bancos	31.176	9.378	8.361
Depósitos a plazo	522.077	259.019	308.585
Otros	175.537	129.846	125.524
Total	**731.497**	**400.972**	**445.583**

Los saldos por monedas que componen el Efectivo y equivalentes de efectivo al 31 de diciembre de 2009, 31 de diciembre de 2008 y 1 de enero de 2008, son los siguientes:

Tipo de moneda	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$	Al 01 de enero de 2008 MUS$
Peso argentino	6.105	8.235	3.620
Euro	13.255	6.053	2.299
Real brasileño	3.041	2.155	322
Peso chileno	435.514 (*)	124.932	145.737
Dólar estadounidense	228.879	212.721	267.376
Otras monedas	44.703	46.876	26.229
Total	**731.497**	**400.972**	**445.583**

(*) La sociedad suscribió contratos de derivados de moneda (forward) por MUS$ 367.412, para la conversión a dólares de las inversiones en pesos.

En Venezuela, a partir del año 2003, la autoridad definió que todas las remesas al exterior deben ser aprobadas por la Comisión Administradora de Divisas (CADIVI). Con esto, a pesar de tener libre disponibilidad de los bolívares dentro de Venezuela, la Sociedad tiene ciertas restricciones para remesar libremente estos fondos fuera de Venezuela. Al 31 de diciembre de 2009 el monto sujeto a estas restricciones, expresado en dólares, es de MUS$ 26.196 (MUS$ 40.220 al 31 de diciembre de 2008 y MUS$ 25.316 al 1 de enero de 2008).

La Sociedad no tiene transacciones no monetarias significativas que deban ser reveladas así como tampoco ha realizado adquisiciones de sociedades en ambos ejercicios.

NOTA 8 - INSTRUMENTOS FINANCIEROS

8.1. Instrumentos financieros por categorías

Al 31 de diciembre de 2009

	Mantenidos hasta su madurez MUS$	Préstamos y cuentas por cobrar MUS$	Derivados de cobertura MUS$	Mantenidos para negociar MUS$	Total MUS$
Activos					
Efectivo y equivalentes al efectivo	-	555.960	-	175.537	731.497
Otros activos financieros (*)	60.923	-	-	-	60.923
Deudores comerciales y otras cuentas a cobrar	-	430.929	-	-	430.929
Cuentas por cobrar a entidades relacionadas	-	38	-	-	38
Activos de cobertura	-	-	43.049	-	43.049
Otros activos	-	26.719	-	-	26.719
Total	**60.923**	**1.013.646**	**43.049**	**175.537**	**1.293.155**

(*) Corresponden, principalmente, a bonos nacionales y extranjeros.

	Otros pasivos financieros MUS$	Derivados de cobertura MUS$	Mantenidos para negociar MUS$	Total MUS$
Pasivos				
Préstamos que devengan intereses	2.774.942	-	-	2.774.942
Otros pasivos financieros	299.483	-	7.835	307.318
Acreedores comerciales y otras cuentas por pagar	449.438	-	-	449.438
Cuentas por pagar a entidades relacionadas	297	-	-	297
Pasivos de cobertura	-	78.333	-	78.333
Total	**3.524.160**	**78.333**	**7.835**	**3.610.328**

Al 31 de diciembre de 2008

	Mantenidos hasta su madurez MUS$	Préstamos y cuentas por cobrar MUS$	Derivados de cobertura MUS$	Mantenidos para negociar MUS$	Total MUS$
Activos					
Efectivo y equivalentes al efectivo	-	271.126	-	129.846	400.972
Otros activos financieros (*)	10.571	-	-	-	10.571
Deudores comerciales y otras cuentas a cobrar	-	346.239	-	-	346.239
Cuentas por cobrar a entidades relacionadas	-	1.368	-	-	1.368
Activos de cobertura	-	-	3.345	-	3.345
Otros activos	-	196.182	-	-	196.182
Total	**10.571**	**814.915**	**3.345**	**129.846**	**958.677**

(*) Corresponden, principalmente, a bonos nacionales y extranjeros.

	Otros pasivos financieros MUS$	Derivados de cobertura MUS$	Mantenidos para negociar MUS$	Total MUS$
Pasivos				
Préstamos que devengan intereses	2.371.887	-	-	2.371.887
Otros pasivos financieros	285.313	-	1.345	286.658
Acreedores comerciales y otras cuentas por pagar	478.777	-	-	478.777
Cuentas por pagar a entidades relacionadas	302	-	-	302
Pasivos de cobertura	-	348.498	-	348.498
Total	**3.136.279**	**348.498**	**1.345**	**3.486.122**

Al 1 de enero de 2008

	Mantenidos hasta su madurez MUS$	Préstamos y cuentas por cobrar MUS$	Derivados de cobertura MUS$	Mantenidos para negociar MUS$	Total MUS$
Activos					
Efectivo y equivalentes al efectivo	-	320.059	-	125.524	445.583
Otros activos financieros (*)	23.247	-	-	-	23.247
Deudores comerciales y otras cuentas a cobrar	-	353.976	-	-	353.976
Cuentas por cobrar a entidades relacionadas	-	228	-	-	228
Activos de cobertura	-	-	7.162	-	7.162
Otros activos	-	22.277	-	-	22.277
Total	**23.247**	**696.540**	**7.162**	**125.524**	**852.473**

(*) Corresponden, principalmente, a bonos nacionales y extranjeros.

	Otros pasivos financieros MUS$	Derivados de cobertura MUS$	Mantenidos para negociar MUS$	Total MUS$
Pasivos				
Préstamos que devengan intereses	2.027.403	-	-	2.027.403
Otros pasivos financieros	271.853	-	1.586	273.439
Acreedores comerciales y otras cuentas por pagar	364.369	-	-	364.369
Cuentas por pagar a entidades relacionadas	355	-	-	355
Pasivos de cobertura	-	54.751	-	54.751
Total	**2.663.980**	**54.751**	**1.586**	**2.720.317**

8.2. Calidad crediticia de activos financieros

El sistema de evaluación crediticia externo que utiliza la Sociedad es el proporcionado por IATA. Además, se utilizan sistemas internos para evaluaciones particulares o mercados específicos a partir de los informes comerciales que están disponibles en el mercado local. La calificación interna es complementaria con la calificación externa, es decir, si las agencias o líneas aéreas no participan en IATA, las exigencias internas son mayores. La tasa de incobrabilidad, en los principales países donde la Sociedad posee presencia, es poco significativa.

NOTA 9 - DEUDORES COMERCIALES Y OTRAS CUENTAS A COBRAR

	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$	Al 01 de enero de 2008 MUS$
Deudores comerciales	407.320	297.603	309.728
Otras cuentas por cobrar	47.426	71.426	66.194
Total deudores comerciales y otras cuentas a cobrar	**454.746**	**369.029**	**375.922**
Menos: Provisión por pérdidas por deterioro	(23.817)	(22.790)	(21.946)
Total deudores comerciales y otras cuentas a cobrar - Neto	**430.929**	**346.239**	**353.976**
Menos: Parte no corriente	(7.190)	(3.574)	(4.543)
Deudores comerciales y otras cuentas a cobrar corriente	**423.739**	**342.665**	**349.433**

El valor justo de deudas comerciales y otras cuentas a cobrar no difiere, significativamente, de su valor en libros.

Existen cuentas por cobrar vencidas pero no deterioradas. La antigüedad de estas cuentas es la siguiente:

	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$	Al 01 de enero de 2008 MUS$
Hasta 3 meses	10.094	13.333	14.178
Entre 3 y 6 meses	8.718	20.578	14.845
Total	**18.812**	**33.911**	**29.023**

Los montos correspondientes a los deudores comerciales y otras cuentas a cobrar individualmente deteriorados son los siguientes:

	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$	Al 01 de enero de 2008 MUS$
Cobranza judicial y prejudicial	10.383	8.749	5.346
Deudores en proceso de gestión prejudicial	5.031	4.926	4.917
Total	**15.414**	**13.675**	**10.263**

Los valores en libros de las cuentas por cobrar de la Sociedad, están denominados en las siguientes monedas:

Tipo de moneda	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$	Al 01 de enero de 2008 MUS$
Dólar estadounidense	307.685	191.749	209.799
Peso chileno	59.252	69.730	66.982
Euro	17.496	35.055	18.445
Peso argentino	15.158	16.445	14.464
Real brasileño	11.190	14.117	15.963
Dólar australiano	7.595	6.745	6.476
Otras monedas	12.553	12.398	21.847
Total	**430.929**	**346.239**	**353.976**

La Sociedad constituye provisiones ante la evidencia de deterioro de las deudas comerciales. El deterioro es por el cliente en particular o por señales del mercado.

Madurez	Deterioro
Superior a 1 año	100%
Entre 6 y 12 meses	50%

Sensibilizaciones	Casos de Mercado
Activos en cobranza judicial y prejudicial	100%

Los criterios utilizados para determinar que existe evidencia objetiva de pérdida por deterioro son:

› Madurez de la cartera
› Señales concretas del mercado; y
› Hechos concretos de deterioro (default)

El movimiento de la provisión por pérdidas por deterioro de valor de los deudores comerciales y otras cuentas a cobrar entre el 1 de enero de 2008 y 31 de diciembre es el siguiente:

	MUS$
Al 1 de enero de 2008	**(21.946)**
Castigos	4.797
Aumentos de provisión	(5.641)
Saldo al 31 de diciembre de 2008	**(22.790)**

	MUS$
Al 1 de enero de 2009	**(22.790)**
Castigos	6.110
Aumentos de provisión	(7.137)
Saldo al 31 de diciembre de 2009	**(23.817)**

Una vez agotadas las gestiones de cobranza prejudicial y judicial se procede a dar de baja los activos contra la provisión constituida. La Sociedad sólo utiliza el método de provisión y no el de castigo directo para un mejor control.

Las renegociaciones históricas y actualmente vigentes son poco relevantes y la política es analizar caso a caso para clasificarlas según la existencia de riesgo, determinando si corresponde su reclasificación a cuentas de cobranza prejudicial. Si amerita la reclasificación, se constituye provisión de lo vencido y por vencer.

La exposición máxima al riesgo de crédito a la fecha de presentación de la información es el valor justo de cada una de las categorías de cuentas a cobrar indicadas anteriormente.

	Al 31 de diciembre de 2009			Al 31 de diciembre de 2008			Al 01 de enero de 2008		
	Exposición bruta según balance MUS$	Exposición neta bruta deteriorada MUS$	Exposición concentraciones de riesgo MUS$	Exposición bruta según balance MUS$	Exposición neta bruta deteriorada MUS$	Exposición concentraciones de riesgo MUS$	Exposición bruta según balance MUS$	Exposición neta bruta deteriorada MUS$	Exposición concentraciones de riesgo MUS$
Deudores comerciales	407.320	(23.817)	383.503	297.603	(22.790)	274.813	309.728	(21.946)	287.782
Otras cuentas a cobrar	47.426	-	47.426	71.426	-	71.426	66.194	-	66.194

Para el riesgo de crédito existen garantías poco relevantes y éstas son valorizadas cuando se hacen efectivas, no existiendo garantías directas materialmente importantes. Las garantías existentes, si corresponden, están constituidas a través de IATA.

NOTA 10 - CUENTAS POR COBRAR Y POR PAGAR A ENTIDADES RELACIONADAS

Los cuentas por cobrar y cuentas por pagar a entidades relacionadas al 31 de diciembre de 2009, 31 de diciembre de 2008 y 1 de enero de 2008, respectivamente, se detallan a continuación:

a) Cuentas por Cobrar

RUT parte relacionada	Nombre parte relacionada	Naturaleza de la relación	País de origen	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$	Al 01 de enero de 2008 MUS$	Plazos de transacción	Explicación de la naturaleza de liquidación de la transacción
96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Controladora	Chile	-	12	6	30 a 45 Días	Monetaria
96.778.310-2	Concesionaria Chucumata S.A.	Asociada	Chile	6	3	-	30 a 45 Días	Monetaria
9.259.640-0	Claudia Urrutia U.	Otras Partes Relacionadas	Chile	-	139	-	30 a 45 Días	Monetaria
56.080.790-2	Asamblea de Comuneros de Valle Escondido	Otras Partes Relacionadas	Chile	-	-	55	30 a 45 Días	Monetaria
74.501.400-3	Club de Golf Valle Escondido	Otras Partes Relacionadas	Chile	-	-	5	30 a 45 Días	Monetaria
78.005.760-2	Sociedad de Seguridad Aérea S.A.	Otras Partes Relacionadas	Chile	-	905	-	30 a 45 Días	Monetaria
87.752.000-5	Granja Marina Tornagaleones S.A.	Otras Partes Relacionadas	Chile	-	13	-	30 a 45 Días	Monetaria
96.669.520-K	Red de Televisión Chilevisión S.A.	Otras Partes Relacionadas	Chile	3	16	121	30 a 45 Días	Monetaria
96.718.470-5	Valle Escondido	Otras Partes Relacionadas	Chile	-	-	10	30 a 45 Días	Monetaria
96.812.280-0	San Alberto S.A. y Filiales	Otras Partes Relacionadas	Chile	29	29	29	30 a 45 Días	Monetaria
96.969.680-0	Lan Pax Group S.A.	Otras Partes Relacionadas	Chile	-	-	2	30 a 45 Días	Monetaria
Total activo corriente				**38**	**1.117**	**228**		
9.259.640-0	Claudia Urrutia U.	Otras Partes Relacionadas	Chile	-	251	-	a más de 1 año	Monetaria
Total activo no corriente				-	**251**	-		
Total cuentas por cobrar				**38**	**1.368**	**228**		

Por los montos involucrados no se efectuaron provisiones de incobrabilidad para los saldos correspondientes al 31 de diciembre de 2009, 31 de diciembre de 2008 y 1 de enero de 2008.

b) Cuentas por pagar

RUT parte relacionada	Nombre parte relacionada	Naturaleza de la relación	País de origen	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$	Al 01 de enero de 2008 MUS$	Plazos de transacción	Explicación de la naturaleza de liquidación de la transacción
96.778.310-2	Concesionaria Chucumata S.A.	Asociada	Chile	-	-	3	30 a 45 Días	Monetaria
96.847.880-K	Lufthansa Lan Technical Training S.A.	Asociada	Chile	246	255	259	30 a 45 Días	Monetaria
96.921.070-3	Austral Sociedad Concesionaria S.A.	Asociada	Chile	6	2	33	30 a 45 Días	Monetaria
87.752.000-5	Granja Marina Tornagaleones S.A.	Otras Partes Relacionadas	Chile	10	-	-	30 a 45 Días	Monetaria
96.888.630-4	Sociedad Concesionaria Aero Sur S.A.	Otras Partes Relacionadas	Chile	-	-	50	30 a 45 Días	Monetaria
96.894.180-1	Bancard Inversiones Ltda.	Otras Partes Relacionadas	Chile	-	19	10	30 a 45 Días	Monetaria
Extranjera	Inversora Aeronáutica Argentina	Otras Partes Relacionadas	Argentina	35	26	-	30 a 45 Días	Monetaria
Total pasivo corriente				**297**	**302**	**355**		

Las transacciones entre partes relacionadas se han realizado en condiciones de una transacción libre entre partes interesadas y debidamente informadas.

NOTA 11 – INVENTARIOS

Los inventarios al 31 de diciembre de 2009, 31 de diciembre de 2008 y 1 de enero de 2008, respectivamente, se detallan a continuación:

	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$	Al 01 de enero de 2008 MUS$
Existencias técnicas	35.684	35.798	33.405
Existencias no técnicas	10.879	10.152	12.699
Total	**46.563**	**45.950**	**46.104**

Las partidas incluidas en este rubro corresponden a repuestos y materiales los que serán utilizados, principalmente, en consumos de servicios a bordo y en servicios de mantención propia como de terceros; éstos se encuentran valorizados a su costo de adquisición promedio netos de su provisión de obsolescencia que al 31 de diciembre de 2009 asciende a MUS$ 808 (MUS$ 567 al 31 de diciembre de 2008 y MUS$ 197 al 01 de enero de 2008). Los montos resultantes, no exceden a los respectivos valores de realización.

Al 31 de diciembre de 2009 la Sociedad registró MUS$ 32.677 en resultados producto, principalmente, de consumos en servicio a bordo y mantenimiento. Al 31 de diciembre de 2008 dicho monto ascendió a MUS$ 35.147.

NOTA 12 - ACTIVOS DE COBERTURA

Los activos de cobertura al 31 de diciembre de 2009, 31 de diciembre de 2008 y 1 de enero de 2008, respectivamente, se detallan a continuación:

	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$	Al 01 de enero de 2008 MUS$
Corriente			
Valor justo de derivados de tasa de interés	501	612	971
Valor justo de derivados de moneda extranjera	23.691	-	-
Valor justo de derivados de precio de combustible	14.448	-	4.385
Total corriente	**38.640**	**612**	**5.356**
No Corriente			
Valor justo de derivados de tasa de interés	2.628	2.733	1.806
Valor justo de derivados de moneda extranjera	1.781	-	-
Total no corriente	**4.409**	**2.733**	**1.806**
Total activos de cobertura	**43.049**	**3.345**	**7.162**

Los derivados de moneda extranjera corresponden a contratos Cross Currency Swap tomados para cubrir el flujo de caja de las obligaciones denominadas en pesos chilenos y contratos Forward para cubrir el valor justo de inversiones en pesos chilenos.

El detalle de los contratos de cobertura que mantiene la Sociedad al cierre de cada ejercicio se presenta en Nota 27.

NOTA 13 - PAGOS ANTICIPADOS

Los pagos anticipados al 31 de diciembre de 2009, 31 de diciembre de 2008 y 1 de enero de 2008, respectivamente, se detallan a continuación:

	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$	Al 01 de enero de 2008 MUS$
Seguros de aviación y otros	5.978	5.078	4.133
Arriendo de aeronaves	6.204	4.080	5.333
Otros	3.076	2.360	2.097
Total	**15.258**	**11.518**	**11.563**

NOTA 14 - OTROS ACTIVOS

Los otros activos al 31 de diciembre de 2009, 31 de diciembre de 2008 y 1 de enero de 2008, respectivamente, se detallan a continuación:

	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$	Al 01 de enero de 2008 MUS$
Corriente			
Garantías por márgenes de derivados	2.400	177.840	-
Depósitos en garantía (aeronaves)	308	-	3.634
Otras garantías otorgadas	8.904	1.864	2.121
Otros	1.870	2.018	2.451
Total corriente	**13.482**	**181.722**	**8.206**
No corriente			
Depósitos en garantía (aeronaves)	13.780	13.680	13.780
Gasto diferido por arriendo de aeronaves	7.328	9.847	15.253
Otras garantías otorgadas	1.327	2.798	2.742
Otros	21.408	15.876	1.914
Total no corriente	**43.843**	**42.201**	**33.689**
Total otros activos	**57.325**	**223.923**	**41.895**

NOTA 15 - ACTIVOS NO CORRIENTES Y GRUPOS EN DESAPROPIACION MANTENIDOS PARA LA VENTA

Los activos no corrientes y grupos en desapropiación mantenidos para la venta al 31 de diciembre de 2009, al 31 de diciembre de 2008 y 1 de enero de 2008, respectivamente, se detallan a continuación:

	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$	Al 01 de enero de 2008 MUS$
Motores	4.180	4.751	-
Existencias en consignación	2.348	4.564	6.192
Aeronaves desguazadas	3.840	911	2.429
Rotables	551	218	2.163
Total	**10.919**	**10.444**	**10.784**

Durante el ejercicio 2009 se realizó la venta de dos aeronaves y once motores (cuatro y cinco respectivamente en el ejercicio 2008), todos de la flota Boeing 737. Además se incorporó una aeronave y un motor al rubro (tres y cinco respectivamente en el ejercicio 2008), todos de la flota Boeing 737.

Los saldos del rubro son presentados netos de provisión que al 31 de diciembre de 2009 asciende a MUS$ 4.179 (MUS$ 2.155 al 31 de diciembre de 2008 y MUS$ 4.749 al 01 de enero de 2008).

La Sociedad no mantiene operaciones discontinuadas al 31 de diciembre de 2009.

NOTA 16- INVERSIONES EN SUBSIDIARIAS

La Sociedad posee inversiones en sociedades que han sido reconocidas como inversión en subsidiarias. Todas las sociedades definidas como subsidiarias han sido consolidadas en los estados financieros de Lan Airlines S.A. y Filiales. También se incluyen en la consolidación sociedades de propósito específico.

A continuación se presenta la información financiera resumida que corresponde a la suma de los estados financieros de las sociedades subsidiarias y las sociedades de propósito específico:

Al 31 de diciembre de 2009	Activos MUS$	Pasivos MUS$
Corrientes	261.917	359.230
No corrientes	1.246.141	757.164
Total	**1.508.058**	**1.116.394**

Al 31 de diciembre de 2008	Activos MUS$	Pasivos MUS$
Corrientes	261.128	351.673
No corrientes	1.298.674	819.751
Total	**1.559.802**	**1.171.424**

Al 01 de enero de 2008	Activos MUS$	Pasivos MUS$
Corrientes	262.474	330.250
No corrientes	1.417.520	1.106.476
Total	**1.679.994**	**1.436.726**

	Por los ejercicios terminados al 31 de diciembre de	
	2009 MUS$	2008 MUS$
Total de ingresos ordinarios	1.567.503	1.615.280
Total de gastos	(1.483.185)	(1.747.050)
Total del resultado neto	**84.318**	**(131.770)**

Detalle de subsidiarias significativas al 31 de diciembre de 2009

Nombre de subsidiaria significativa	País de incorporación	Moneda funcional	% Participación	Naturaleza y alcance de restricciones significativas para transferir fondos a controladora
Lan Perú S.A.	Perú	US$	70,00000	Sin restricciones significativas
Lan Cargo S.A.	Chile	US$	99,89804	Sin restricciones significativas
Lan Argentina S.A.	Argentina	ARS	99,00000	Sin restricciones significativas
Transporte Aéreo S.A.	Chile	US$	100,00000	Sin restricciones significativas
Aerolane Líneas Aéreas Nacionales de Ecuador S.A.	Ecuador	US$	71,91673	Sin restricciones significativas

Información financiera resumida de subsidiarias significativas al 31 de diciembre de 2009

Nombre de subsidiaria significativa	Monto activos totales MUS$	Monto activos corrientes MUS$	Monto activos no corrientes MUS$	Monto pasivos totales MUS$	Monto pasivos corrientes MUS$	Monto pasivos no corrientes MUS$	Resultado al 31 de diciembre de 2009	
							Monto ingresos ordinarios MUS$	Monto ganancia (pérdida) neta MUS$
Lan Perú S.A.	85.773	75.886	9.887	75.221	74.607	614	683.453	4.830
Lan Cargo S.A.	744.176	174.147	570.029	374.378	87.213	287.165	175.734	97.186
Lan Argentina S.A.	96.720	66.020	30.700	73.194	72.521	673	316.859	10.205
Transporte Aéreo S.A.	319.340	202.246	117.094	118.433	21.256	97.177	251.398	38.759
Aerolane Líneas Aéreas Nacionales de Ecuador S.A.	43.638	19.137	24.501	47.955	34.953	13.002	195.718	1.651

Detalle de subsidiarias significativas al 31 de diciembre de 2008

Nombre de subsidiaria significativa	País de incorporación	Moneda funcional	% Participación	Naturaleza y alcance de restricciones significativas para transferir fondos a controladora
Lan Perú S.A.	Perú	US$	70,00000	Sin restricciones significativas
Lan Cargo S.A.	Chile	US$	99,89804	Sin restricciones significativas
Lan Argentina S.A.	Argentina	ARS	99,00000	Sin restricciones significativas
Transporte Aéreo S.A.	Chile	US$	100,00000	Sin restricciones significativas
Aerolane Líneas Aéreas Nacionales de Ecuador S.A.	Ecuador	US$	71,91673	Sin restricciones significativas

Información financiera resumida de subsidiarias significativas al 31 de diciembre de 2008

Nombre de subsidiaria significativa	Monto activos totales MUS$	Monto activos corrientes MUS$	Monto activos no corrientes MUS$	Monto pasivos totales MUS$	Monto pasivos corrientes MUS$	Monto pasivos no corrientes MUS$	Resultado al 31 de diciembre de 2008	
							Monto ingresos ordinarios MUS$	Monto ganancia (pérdida) neta MUS$
Lan Perú S.A.	91.097	80.409	10.688	84.333	84.012	321	661.813	748
Lan Cargo S.A.	741.869	189.375	552.494	469.257	145.647	323.610	228.091	(60.452)
Lan Argentina S.A.	98.327	69.610	28.717	81.439	60.300	21.139	287.794	16.299
Transporte Aéreo S.A.	288.793	160.470	128.323	126.645	28.330	98.315	431.095	66.708
Aerolane Líneas Aéreas Nacionales de Ecuador S.A.	36.965	17.832	19.133	42.933	30.242	12.691	193.950	(3.585)

Detalle de subsidiarias significativas al 1 de enero de 2008

Nombre de subsidiaria significativa	País de incorporación	Moneda funcional	% Participación	Naturaleza y alcance de restricciones significativas para transferir fondos a controladora
Lan Perú S.A.	Perú	US$	70,00000	Sin restricciones significativas
Lan Cargo S.A.	Chile	US$	99,89804	Sin restricciones significativas
Lan Argentina S.A.	Argentina	ARS	99,00000	Sin restricciones significativas
Transporte Aéreo S.A.	Chile	US$	100,00000	Sin restricciones significativas
Aerolane Líneas Aéreas Nacionales de Ecuador S.A.	Ecuador	US$	71,91673	Sin restricciones significativas

Información financiera resumida de subsidiarias significativas al 1 de enero de 2008

Nombre de subsidiaria significativa	Monto activos totales MUS$	Monto activos corrientes MUS$	Monto activos no corrientes MUS$	Monto pasivos totales MUS$	Monto pasivos corrientes MUS$	Monto pasivos no corrientes MUS$
Lan Perú S.A.	96.853	87.569	9.284	89.448	89.116	332
Lan Cargo S.A.	749.449	173.312	576.137	374.237	73.158	301.079
Lan Argentina S.A.	63.940	42.813	21.127	61.521	61.521	-
Transporte Aéreo S.A.	237.235	101.246	135.989	141.795	34.954	106.841
Aerolane Líneas Aéreas Nacionales de Ecuador S.A.	29.868	26.984	2.884	32.252	24.638	7.614

NOTA 17 - INVERSIONES EN ASOCIADAS

La información financiera resumida, que se presenta a continuación, es la suma de los estados financieros de las sociedades coligadas, correspondiendo el estado de situación financiera al 31 de diciembre de 2009, 31 de diciembre de 2008 y 1 de enero de 2008 y estados de resultados, para los ejercicios terminados al 31 de diciembre de 2009 y 31 de diciembre de 2008.

Al 31 de diciembre de 2009

	Activos MUS$	Pasivos MUS$
Corrientes	5.338	736
No corrientes	356	-
Total	**5.694**	**736**

Al 31 de diciembre de 2008

	Activos MUS$	Pasivos MUS$
Corrientes	3.831	576
No corrientes	1.300	238
Total	**5.131**	**814**

Al 01 de enero de 2008

	Activos MUS$	Pasivos MUS$
Corrientes	4.221	1.179
No corrientes	3.478	215
Total	**7.699**	**1.394**

	Por los ejercicios terminados al 31 de diciembre de	
	2009 MUS$	2008 MUS$
Total de ingresos ordinarios	5.981	5.972
Total de gastos	(4.486)	(4.130)
Total del resultado neto	**1.495**	**1.842**

La Sociedad ha reconocido como inversión en asociadas las participaciones que posee sobre las siguientes sociedades: Austral Sociedad Concesionaria S.A., Lufthansa Lan Technical Training S.A. y Concesionaria Chucumata S.A. La Sociedad no ha realizado inversiones en asociadas durante el ejercicio 2009.

Empresa	País de incorporación	Moneda funcional	Porcentaje de participación Al 31 de diciembre de 2009 %	Al 31 de diciembre de 2008 %	Al 01 de enero de 2008 %	Costo de inversión Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$	Al 01 de enero de 2008 MUS$
Austral Sociedad Concesionaria S.A.	Chile	CLP	20,00	20,00	20,00	661	661	661
Lufthansa Lan Technical Training S.A.	Chile	CLP	50,00	50,00	50,00	702	702	702
Concesionaria Chucumata S.A.	Chile	CLP	16,70	16,70	16,70	119	119	119

Las principales actividades de estas sociedades corresponden a:

Austral Sociedad Concesionaria S.A.: Construcción, conservación, prestación y explotación de los servicios aeronáuticos, exclusivamente para el Terminal de pasajeros Aeropuerto Carlos Ibáñez del Campo de Punta Arenas.

Lufthansa Lan Technical Training S.A.: Proveer servicios de capacitación para la industria aeronáutica y otros rubros industriales.

Concesionaria Chucumata S.A.: Ejecución, construcción, concesión y prestación de servicios en terminales aéreos.

Estas sociedades no tienen restricciones significativas en la capacidad de transferir fondos.

El movimiento de las inversiones en asociadas entre el 1 de enero de 2008 y 31 de diciembre de 2009 es el siguiente:

	MUS$
Saldo inicial al 1 de enero de 2008	**1.484**
Participación en ganancias	696
Dividendos recibidos	(791)
Total cambios en inversiones en entidades asociadas	(95)
Saldo final al 31 de diciembre de 2008	**1.389**

	MUS$
Saldo inicial al 1 enero de 2009	**1.389**
Participación en ganancias	315
Participación en partidas de ejercicios anteriores	(54)
Dividendos recibidos	(414)
Total cambios en inversiones en entidades asociadas	(153)
Saldo final al 31 de diciembre de 2009	**1.236**

La Sociedad mensualmente reconoce la utilidad o pérdida de sus inversiones en asociadas en el estado de resultados consolidado utilizando el método de la participación. La Sociedad no mantiene inversiones en asociadas que no se encuentren contabilizadas por el método de la participación.

Las asociadas no han reconocido en los ejercicios informados cambios directamente en el patrimonio neto que deban ser reconocidos por la Sociedad.

NOTA 18 - ACTIVOS INTANGIBLES

a) Composición y movimiento de los activos intangibles

El detalle de los activos intangibles es el siguiente:

	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$	Al 01 de enero de 2008 MUS$
Clases de activos intangibles (neto)			
Goodwill (neto)	63.793	62.927	63.544
Programas informáticos (neto)	34.087	26.382	24.348
Otros activos (neto)	727	1.065	965
Total	**98.607**	**90.374**	**88.857**

	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$	Al 01 de enero de 2008 MUS$
Clases de activos intangibles (bruto)			
Goodwill (bruto)	63.793	62.927	63.544
Programas informáticos (bruto)	63.585	48.205	40.526
Otros activos (bruto)	808	1.184	1.184
Total	**128.186**	**112.316**	**105.254**

El movimiento de programas informáticos y otros activos entre el 1 de enero de 2008 y 31 de diciembre de 2009 es el siguiente:

	Programas informáticos neto MUS$	Otros activos neto MUS$	Total neto MUS$
Al 1 de enero de 2008	**24.348**	**965**	**25.313**
Adiciones	9.591	1.170	10.761
Desapropiaciones mediante enajenación de negocios	-	(961)	(961)
Retiros	(875)	-	(875)
Amortización	(6.682)	(109)	(6.791)
Saldos al 31 de diciembre de 2008	**26.382**	**1.065**	**27.447**

	Programas informáticos neto MUS$	Otros activos neto MUS$	Total neto MUS$
Al 1 de enero de 2009	**26.382**	**1.065**	**27.447**
Adiciones	14.881	727	15.608
Retiros	(73)	-	(73)
Traslados	1.065	(1.065)	-
Amortización	(8.168)	-	(8.168)
Saldos al 31 de diciembre de 2009	**34.087**	**727**	**34.814**

Los activos intangibles de vida útil definida, están formados principalmente por software computacionales los que en su totalidad han sido adquiridos a terceros, para los cuales la Sociedad ha definido una vida útil entre 4 y 7 años.

La Sociedad valoriza sus intangibles al costo de adquisición y la amortización la realiza sobre la base del método lineal a lo largo de sus vidas útiles estimadas. La amortización de cada ejercicio es reconocida en el estado de resultados consolidado en los gastos de administración. La amortización acumulada de los programas informáticos al 31 de diciembre de 2009 asciende a MUS$ 29.498 (MUS$ 21.823 al 31 de diciembre de 2008 y MUS$ 16.397 al 1 de enero de 2008). La amortización acumulada de otros activos intangibles identificables al 31 de diciembre de 2009 asciende a MUS$ 81 (MUS$ 119 al 31 de diciembre de 2008 y MUS$ 0 al 1 de enero de 2008).

b) Goodwill

En relación a las pérdidas por deterioro de valor de los activos intangibles, la Administración no ha observado indicios de deterioro respecto del goodwill y no cuenta con otros activos intangibles con vida útil indefinida.

El movimiento del goodwill entre el 1 de enero de 2008 y 31 de diciembre de 2009 es el siguiente:

	MUS$
Saldo inicial al 1 de enero de 2008	**63.544**
Dada de baja en cuentas por desapropiación de negocio	(618)
Incremento en el cambio de moneda extranjera	1
Saldo al 31 de diciembre de 2008	**62.927**

	MUS$
Saldo inicial al 1 de enero de 2009	**62.927**
Adiciones	920
Disminución en el cambio de moneda extranjera	(54)
Saldo al 31 de diciembre de 2009	**63.793**

NOTA 19 – PROPIEDADES, PLANTAS Y EQUIPOS

a) El detalle y los movimientos de las distintas categorías de propiedades, plantas y equipos se muestran en la tabla siguiente:

	Valor bruto			Depreciación acumulada			Valor neto		
	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$	Al 01 de enero de 2008 MUS$	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$	Al 01 de enero de 2008 MUS$	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$	Al 01 de enero de 2008 MUS$
Construcción en curso	264.259	267.844	424.747	-	-	-	264.259	267.844	424.747
Terrenos	35.538	35.538	23.564	-	-	-	35.538	35.538	23.564
Edificios	100.662	94.792	94.523	(18.696)	(16.582)	(14.464)	81.966	78.210	80.059
Plantas y equipos	4.051.718	3.779.640	3.001.377	(820.036)	(699.729)	(583.069)	3.231.682	3.079.911	2.418.308
Equipamiento de tecnologías de la información	75.185	75.756	73.930	(60.142)	(59.420)	(56.668)	15.043	16.336	17.262
Instalaciones fijas y accesorios	45.526	40.118	40.058	(21.867)	(18.091)	(16.697)	23.659	22.027	23.361
Vehículos de motor	2.853	2.654	2.855	(1.902)	(1.845)	(1.870)	951	809	985
Mejoras de bienes arrendados	76.536	59.428	27.515	(26.250)	(12.879)	(6.895)	50.286	46.549	20.620
Otras propiedades, plantas y equipos	863.620	709.116	709.697	(370.448)	(290.277)	(269.155)	493.172	418.839	440.542
Total	**5.515.897**	**5.064.886**	**4.398.266**	**(1.319.341)**	**(1.098.823)**	**(948.818)**	**4.196.556**	**3.996.063**	**3.449.448**

b) Al 31 de diciembre de 2008

	Construcción en curso MUS$	Terrenos MUS$	Edificios neto MUS$	Plantas y equipos neto MUS$	Equipamiento de tecnologías de la información neto MUS$	Instalaciones fijas y accesorios neto MUS$	Vehículos de motor neto MUS$	Mejoras de bienes arrendados neto MUS$	Otras propiedades plantas y equipos neto MUS$	Propiedades, plantas y equipos neto MUS$
Saldo inicial al 1 de enero de 2008	**424.747**	**23.564**	**80.059**	**2.418.308**	**17.262**	**23.361**	**985**	**20.620**	**440.542**	**3.449.448**
Adiciones	5.430	11.974	238	873.329	5.381	1.942	62	-	17.912	916.268
Desapropiaciones	-	-	-	(225)	(1)	-	(2)	-	-	(228)
Transferencias a (desde) activos no corrientes y grupos	-	-	-	(16.384)	-	-	-	-	-	(16.384)
Desapropiaciones mediante enajenación de negocios	(12)	-	-	(100)	(256)	(1.687)	(17)	-	(74)	(2.146)
Retiros	-	-	-	(3.155)	(41)	-	(16)	-	(692)	(3.904)
Gastos por depreciación	-	-	(2.118)	(171.471)	(5.717)	(3.434)	(206)	(5.983)	(34.068)	(222.997)
Incrementos (disminuciones) en el cambio de moneda	(11)	-	-	(633)	(296)	(620)	(8)	-	(66)	(1.634)
Otros incrementos (disminuciones)	(162.310)	-	31	(19.758)	4	2.465	11	31.912	(4.715)	(152.360)
Total cambios	**(156.903)**	**11.974**	**(1.849)**	**661.603**	**(926)**	**(1.334)**	**(176)**	**25.929**	**(21.703)**	**516.615**
Saldo final al 31 de diciembre de 2008	**267.844**	**35.538**	**78.210**	**3.079.911**	**16.336**	**22.027**	**809**	**46.549**	**418.839**	**3.966.063**

c) Al 31 de diciembre de 2009

	Construcción en curso MUS$	Terrenos MUS$	Edificios neto MUS$	Plantas y equipos neto MUS$	Equipamiento de tecnologías de la información neto MUS$	Instalaciones fijas y accesorios neto MUS$	Vehículos de motor neto MUS$	Mejoras de bienes arrendados neto MUS$	Otras propiedades plantas y equipos neto MUS$	Propiedades, plantas y equipos neto MUS$
Saldo inicial al 1 de enero de 2009	**267.844**	**35.538**	**78.210**	**3.079.911**	**16.336**	**22.027**	**809**	**46.549**	**418.839**	**3.966.063**
Adiciones	15.232	-	20	531.038	4.025	2.109	341	863	12.951	566.579
Desapropiaciones	(7)	-	-	(6.047)	-	(16)	(25)	-	(1)	(6.096)
Transferencias a (desde) activos no corrientes y grupos	-	-	-	(4.029)	-	-	-	-	-	(4.029)
Retiros	-	-	-	(2.299)	(22)	(5)	(2)	-	(864)	(3.192)
Gastos por depreciación	-	-	(2.114)	(199.673)	(5.672)	(3.777)	(179)	(13.371)	(42.069)	(266.855)
Incrementos (disminuciones) en el cambio de moneda	(49)	-	-	(2.034)	278	284	(2)	-	5	(1.518)
Otros incrementos (disminuciones)	(18.761)	-	5.850	(165.185)	98	3.037	9	16.245	104.311	(54.396)
Total cambios	**(3.585)**	-	**3.756**	**151.771**	**(1.293)**	**1.632**	**142**	**3.737**	**74.333**	**230.493**
Saldo final al 31 de diciembre de 2009	**264.259**	**35.538**	**81.966**	**3.231.682**	**15.043**	**23.659**	**951**	**50.286**	**493.172**	**4.196.556**

d) Composición de la flota

Aeronaves incluidas en propiedades, plantas y equipos de la Sociedad:

Aeronave	Modelo	Al 31 de diciembre de 2009	Al 31 de diciembre de 2008	Al 01 de enero de 2008
Boeing 737	200ADV (*)	2	5	6
Boeing 767	300ER	17	14	10
Boeing 767	300F	8	8	8
Boeing 767	200ER (**)	1	1	1
Airbus A318	100	15	15	5
Airbus A319	100	20	17	15
Airbus 320	200	16	16	14
Airbus 340	300	4	4	4
Total		83	80	63

(*) Arrendadas a Sky Service S.A.
(**) Arrendada a Aerovías de México S.A.

Arrendamientos operativos:

Aeronave	Modelo	Al 31 de diciembre de 2009	Al 31 de diciembre de 2008	Al 01 de enero de 2008
Boeing 737	200ADV	-	-	6
Boeing 767	300ER	10	12	12
Boeing 767	300F	1	1	1
Boeing 777	Freighter	2	-	-
Airbus A320	200	2	2	3
Airbus A340	300	1	1	1
Total		16	16	23
Total flota		**99**	**96**	**86**

e) Método utilizado para la depreciación de propiedades, plantas y equipos;

	Método de depreciación	Vida útil mínima	Vida útil máxima
Edificios	Lineal sin valor residual	20	50
Plantas y equipos	Lineal, con valor residual de 20% en la flota Airbus y 36% en la flota Boeing	5	20
Equipamiento de tecnologías de la información	Lineal sin valor residual	5	10
Instalaciones fijas y accesorios	Lineal sin valor residual	10	10
Vehículos de motor	Lineal sin valor residual	10	10
Mejoras de bienes arrendados	Lineal sin valor residual	5	5
Otras propiedades, plantas y equipos	Lineal, con valor residual de 20% en la flota Airbus y 36% en la flota Boeing	3	20

El cargo a resultados por concepto de depreciación del ejercicio, que se incluye en el estado de resultados consolidado, asciende a MUS$ 266.855 (MUS$ 222.997 al 31 de diciembre de 2008). Este cargo se reconoce en los rubros de costo de venta y gastos de administración del estado de resultados consolidado.

f) Información adicional propiedades, plantas y equipos:

i) Propiedades, plantas y equipos entregados en garantía:

En el ejercicio terminado al 31 de diciembre de 2009 la Sociedad vendió su participación en el establecimiento permanente Linnet Leasing Limited poseedora de cuatro aeronaves Airbus A320. Por otra parte, se agregan las garantías directas de tres aeronaves Airbus A319 y tres Boeing 767 – 300 que se incorporaron a la flota, y de dos motores de repuestos flota Boeing 767 que fueron refinanciados.

Descripción de propiedades, plantas y equipos entregados en garantía:

Acreedor de la garantía	Activos comprometidos	Flota	Al 31 de diciembre de 2009 Deuda vigente MUS$	Al 31 de diciembre de 2009 Valor libro MUS$	Al 31 de diciembre de 2008 Deuda vigente MUS$	Al 31 de diciembre de 2008 Valor libro MUS$	Al 01 de enero de 2008 Deuda vigente MUS$	Al 01 de enero de 2008 Valor libro MUS$
Wilmington Trust Company	Aviones y motores	Boeing 767	1.069.077	1.289.471	913.447	1.058.606	618.341	714.002
BNP Paribas	Aviones y motores	Airbus A319	324.584	389.071	258.430	302.998	212.719	250.606
		Airbus A318	323.947	380.928	349.155	401.610	118.059	138.061
		Airbus A320	119.567	140.501	128.729	148.125	66.747	77.627
Calyon	Aviones y motores	Airbus A319	48.157	53.998	53.407	57.904	58.087	62.137
		Airbus A320	-	-	103.026	105.939	110.551	110.719
Total garantías directas			**1.885.332**	**2.253.969**	**1.806.194**	**2.075.182**	**1.184.504**	**1.353.152**

Los montos de la deuda vigente son presentados a su valor nominal. El valor libro corresponde a los bienes otorgados como garantía.

Adicionalmente, existen garantías indirectas asociadas a activos registrados en propiedades, plantas y equipos cuya deuda total al 31 de diciembre de 2009 asciende a MUS$ 281.691 (MUS$ 242.541 al 31 de diciembre de 2008 y MUS$ 299.228 al 1 de enero de 2008).

ii) Compromisos y otros

Los bienes totalmente depreciados y compromisos de compras futuras son los siguientes:

	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$	Al 01 de enero de 2008 MUS$
Valor bruto de propiedades, plantas y equipos completamente depreciados todavía en uso (1)	53.417	49.046	35.050
Compromisos por la adquisición de aeronaves	8.880.000	7.390.000	7.090.00

(1) Los montos presentados corresponden principalmente a equipos de apoyo terrestre y equipos de computación y herramientas.

En diciembre de 2009 se suscribió un compromiso de compra con Airbus por la adquisición de otras 30 aeronaves de la familia A320 con entregas entre los años 2011 y 2016. El monto aproximado, de acuerdo a precios lista del fabricante, es de MUS$ 1.972.000

Con lo anterior, al 31 de diciembre de 2009, producto de los distintos contratos de compra de aeronaves suscritos con Airbus S.A.S., resta por recibir 45 aeronaves Airbus de la familia A320, con entrega entre el 2010 y 2016. El monto aproximado, de acuerdo a precios lista del fabricante, es de MUS$ 2.970.000

Al 31 de diciembre de 2009, producto de los distintos contratos de compra de aeronaves suscritos con The Boeing Company, resta por recibir un total de 7 aeronaves B767-300ER antes de diciembre 2012, 1 aeronave B777 - Freigther, a ser entregada el 2012 y 26 aeronaves B787 Dreamliner, con fecha de entrega entre los años 2015 y 2019. El monto aproximado, de acuerdo a precios lista del fabricante, es de MUS$ 5.910.000. Adicionalmente, la Sociedad mantiene opciones de compra vigentes por 2 aeronaves B767-300ER y 15 aeronaves B787 Dreamliner.

(iii) Costos por intereses capitalizados en propiedades, plantas y equipos

		Al 31 de diciembre de 2009	Al 31 de diciembre de 2008
Tasa de capitalización de costos por intereses capitalizados	%	4,33	5,26
Costos por intereses capitalizados	MUS$	9.943	18.821

iv) Arrendamiento financiero

El detalle de los principales arrendamientos financieros es el siguiente:

Arrendador	Aeronave	Al 31 de diciembre de 2009	Al 31 de diciembre de 2008	Al 01 de enero de 2008
Condor Leasing LLC	Boeing 767	2	2	2
Condor Leasing LLC	Boeing 767	1	1	1
Bluebird Leasing LLC	Boeing 767	2	2	2
Eagle Leasing LLC	Boeing 767	1	1	1
Eagle Leasing LLC	Boeing 767	1	1	1
Seagull Leasing LLC	Boeing 767	1	1	1
Linnet Leasing Limited	Airbus A320	4	-	-
Total		**12**	**8**	**8**

Los contratos de arrendamiento financiero en que la sociedad matriz actúa como arrendatario de aeronaves establecen una duración de 12 años y pagos de las obligaciones trimestralmente. Adicionalmente, el arrendatario tendrá como obligaciones contratar y mantener vigentes la cobertura de seguros de la aeronave, realizar el mantenimiento de éstas a su propio costo y actualizar los certificados de aeronavegabilidad.

Los bienes adquiridos bajo la modalidad de leasing financiero se encuentran clasificados en el rubro otras propiedades, plantas y equipos. Al 31 de diciembre de 2009 la Sociedad registra bajo esta modalidad 12 aeronaves y 1 motor de repuesto (8 aeronaves y 1 motor de repuesto al 31 de diciembre de 2008 y 8 aeronaves y 1 motor de repuesto al 1 de enero de 2008). Producto de la venta de su participación en el establecimiento permanente Linnet Leasing Limited, en marzo de 2009, la Sociedad matriz incrementó su número de aviones en leasing en 4 Airbus A320 respecto al 31 de diciembre de 2008.

El valor neto de los activos por arrendamiento financiero al 31 de diciembre de 2009 asciende a un monto de MUS$ 458.417 (MUS$ 382.530 al 31 de diciembre de 2008 y MUS$ 397.423 al 1 de enero de 2008).

Los pagos mínimos del arrendamiento financiero son los siguientes:

Al 31 de diciembre de 2009

	Valor bruto MUS$	Interés MUS$	Valor presente MUS$
No posterior a un año	54.473	4.846	49.627
Posterior a un año pero menos de cinco años	185.952	9.584	176.367
Más de cinco años	41.266	129	41.137
Total	**281.691**	**14.559**	**267.131**

Al 31 de diciembre de 2008

	Valor bruto MUS$	Interés MUS$	Valor presente MUS$
No posterior a un año	64.300	7.355	56.945
Posterior a un año pero menos de cinco años	208.608	18.736	189.872
Total	**272.908**	**26.091**	**246.817**

Al 1 de enero de 2008

	Valor bruto MUS$	Interés MUS$	Valor presente MUS$
No posterior a un año	66.964	9.677	57.287
Posterior a un año pero menos de cinco años	222.804	29.310	193.494
Más de cinco años	53.715	3.030	50.685
Total	**343.483**	**42.017**	**301.466**

NOTA 20 – IMPUESTOS E IMPUESTOS DIFERIDOS

Los activos y pasivos por impuestos diferidos se compensan si se tiene legalmente reconocido el derecho a compensar los activos y pasivos por impuestos corrientes y los impuestos diferidos se refieren a la misma autoridad fiscal. Los saldos de impuestos diferidos son los siguientes:

			Activos			Pasivos
	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$	Al 01 de enero de 2008 MUS$	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$	Al 01 de enero de 2008 MUS$
Conceptos						
Depreciaciones	(476)	(442)	(289)	221.712	166.528	141.939
Amortizaciones	2.103	27	320	24.556	29.858	17.978
Provisiones	2.995	1.858	1.981	5.097	(2.224)	15.928
Obligaciones por beneficios post-empleo	333	194	141	(850)	(659)	(694)
Reevaluaciones de instrumentos financieros	-	-	-	(18.891)	(61.817)	(9.304)
Pérdidas fiscales	5.013	10.182	14.615	-	-	-
Otros	684	766	3.610	8.995	35.686	5.199
Total	**10.652**	**12.585**	**20.378**	**240.619**	**167.372**	**171.046**

Activos por impuestos diferidos no reconocidos:

	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$	Al 01 de enero de 2008 MUS$
Diferencias temporarias	2.152	2.152	6.402
Pérdidas fiscales	3.629	1.972	11.859
Total activos por impuestos diferidos no reconocidos	**5.781**	**4.124**	**18.261**

Los activos por impuestos diferidos por bases imponibles negativas pendientes de compensación, se reconocen en la medida en que es probable la realización del correspondiente beneficio fiscal a través de beneficios fiscales futuros. La Sociedad no ha reconocido activos por impuestos diferidos por MUS$ 3.629 con respecto a unas pérdidas de MUS$ 11.456 a compensar en ejercicios futuros contra beneficios fiscales.

Los gastos (ingresos) por impuestos diferido e impuesto a la renta por los años terminados al 31 de diciembre de 2009 y 31 de diciembre de 2008 son atribuibles a lo siguiente:

	Por los ejercicios terminados al 31 de diciembre de 2009 MUS$	2008 MUS$
Gasto por impuestos corrientes a las ganancias		
Gasto por impuestos corrientes	8.323	10.306
Ajustes al impuesto corriente del ejercicio anterior	(2.177)	(1.254)
Otros gastos por impuesto corriente	5.556	(959)
Gasto por impuestos corrientes, neto, total	**11.702**	**8.093**
Gasto por impuestos diferidos a las ganancias		
Gasto diferido por impuestos relativos a la creación y reversión de diferencias temporarias	31.128	70.598
Aumentos (reducciones) de valor de activos por impuestos diferidos durante la evaluación de su utilidad	1.657	(13.835)
Otros gastos por impuesto diferido	-	238
Gasto por impuestos diferidos, neto, total	**32.785**	**57.001**
Gasto por impuesto a las ganancias	**44.487**	**65.094**

Composición del gasto (ingreso) por impuesto a las ganancias:

	Por los ejercicios terminados al 31 de diciembre de 2009 MUS$	2008 MUS$
Gasto por impuestos corrientes, neto, extranjero	2.185	818
Gasto por impuestos corrientes, neto, nacional	9.517	7.275
Gasto por impuestos corrientes, neto, total	**11.702**	**8.093**
Gasto por impuestos diferidos, neto, extranjero	2.024	7.664
Gasto por impuestos diferidos, neto, nacional	30.761	49.337
Gasto por impuestos diferidos, neto, total	**32.785**	**57.001**
Gasto por impuesto a las ganancias	**44.487**	**65.094**

Conciliación del gasto por impuestos utilizando la tasa legal con el gasto por impuestos utilizando la tasa efectiva

	Por los ejercicios terminados al 31 de diciembre de	
	2009 MUS$	2008 MUS$
Gasto por impuestos utilizando la tasa legal	**46.854**	**68.268**
Efecto impositivo de tasas en otras jurisdicciones	6.792	7.684
Efecto impositivo de ingresos ordinarios no imponibles	(10.556)	(8.225)
Efecto impositivo de gastos no deducibles impositivamente	836	11.252
Efecto impositivo de la utilización de pérdidas fiscales no reconocidas anteriormente	1.801	(14.137)
Otros incrementos (disminuciones) en cargo por impuestos legales	(1.240)	252
Total ajustes al gasto por impuestos utilizando la tasa legal	**(2.367)**	**(3.174)**
Gasto por impuestos utilizando la tasa efectiva	**44.487**	**65.094**

Conciliación de la tasa impositiva legal con la tasa impositiva efectiva:

	Por los ejercicios terminados al 31 de diciembre de	
	2009 %	2008 %
Tasa impositiva legal	**17,00**	**17,00**
Efecto la tasa impositiva de tasas de otras jurisdicciones	2,46	1,91
Efecto en tasa impositiva de ingresos ordinarios no imponibles	(3,83)	(2,05)
Efecto en tasa impositiva de gastos no deducibles	0,30	2,80
Efecto en tasa impositiva de utilización de pérdidas fiscales no reconocidas anteriormente	0,66	(3,51)
Otros incrementos (disminuciones) en tasa impositiva legal	(0,45)	0,06
Total ajuste a la tasa impositiva legal	**(0,86)**	**(0,79)**
Total impositiva efectiva	**16,14**	**16,21**

Impuestos diferidos relativos a partidas cargadas al patrimonio neto:

	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$	Al 01 de enero de 2008 MUS$
Tributación diferida agregada relativa a partidas cargadas a patrimonio neto	(42.425)	52.513	9.304
Total impuestos diferidos relativos a partidas cargadas al patrimonio neto	**(42.425)**	**52.513**	**9.304**

Efectos por impuestos diferidos de los componentes de otros resultados integrales:

	Al 31 de diciembre de 2009		
	Importe antes de impuestos MUS$	Gasto (ingreso) por impuesto a las ganancias MUS$	Importe después de impuestos MUS$
Cobertura de flujo de caja	(252.508)	42.925	(209.583)
Ajuste por conversión	5.929	(1.008)	4.921
		41.917	

	Al 31 de diciembre de 2008		
	Importe antes de impuestos MUS$	Gasto (ingreso) por impuesto a las ganancias MUS$	Importe después de impuestos MUS$
Cobertura de flujo de caja	308.901	(52.513)	256.388

	Al 01 de enero de 2008		
	Importe antes de impuestos MUS$	Gasto (ingreso) por impuesto a las ganancias MUS$	Importe después de impuestos MUS$
Cobertura de flujo de caja	54.729	(9.304)	45.425

NOTA 21 - PRESTAMOS QUE DEVENGAN INTERESES

Obligaciones con instituciones de crédito y títulos de deuda:

	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$	Al 01 de enero de 2008 MUS$
Corriente			
Préstamos bancarios	71.124	6.752	12.826
Obligaciones garantizadas	245.717	214.031	161.563
Arrendamientos financieros	68.076	63.212	61.546
Otros préstamos	504	33	-
Total corriente	**385.421**	**284.028**	**235.935**
No corriente			
Préstamos bancarios	207.657	-	6.753
Obligaciones garantizadas	1.933.607	1.898.070	1.544.795
Arrendamientos financieros	213.733	183.607	239.920
Otros préstamos	34.524	6.182	-
Total no corriente	**2.389.521**	**2.087.859**	**1.791.468**
Total obligaciones con instituciones financieras	**2.774.942**	**2.371.887**	**2.027.403**

Todos los pasivos que devengan intereses son registrados de acuerdo al método de la tasa efectiva. Bajo la normativa NIIF, para el caso de los préstamos con tasa de interés fija, la tasa efectiva determinada no varía a lo largo del préstamo, mientras que en los préstamos con tasa de interés variable, la tasa efectiva cambia a la fecha de cada repricing de la deuda. Esto implica re-estimar periódicamente los flujos de caja futuros para que éstos reflejen los movimientos de tasas de interés de mercado de tal manera de poder obtener la nueva tasa efectiva. La metodología utilizada por la Sociedad para estimar esta tasa efectiva, es calcular la Tasa Interna de Retorno ("TIR") del préstamo asumiendo un pago de capital constante y el pago de intereses futuros utilizando la tasa Libor 3 meses que refleja los movimientos futuros de mercado. Por su parte, la tasa nominal es estimada como la tasa Libor spot más el margen (spread) del préstamo. Esta metodología puede resultar en tasas de interés efectivas menores que las tasas de interés nominales ya que los devengos de intereses bajo ambas metodologías son diferentes a lo largo del préstamo y dependerán de la pendiente de la curva de las tasas Libor futuras.

El valor en libros de los préstamos que devengan intereses está denominado en las siguientes monedas:

	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$	Al 01 de enero de 2008 MUS$
Dólar estadounidense	2.546.411	2.371.887	2.027.403
Peso chileno	228.531 (*)	-	-
Total	**2.774.942**	**2.371.887**	**2.027.403**

(*) La sociedad suscribió contratos swap de moneda (cross currency swaps), fijando el pago de MUS$ 170.741 de la deuda, en dólares.

NOTA 22 - OTROS PASIVOS FINANCIEROS

Los otros pasivos financieros al 31 de diciembre de 2009, 31 de diciembre de 2008 y 1 de enero de 2008, respectivamente, se detallan a continuación:

	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$	Al 01 de enero de 2008 MUS$
Corriente			
Derivado tasas de interés	2.031	-	-
Derivado flujo monedas	-	1.345	1.586
Total corriente	**2.031**	**1.345**	**1.586**
No corriente			
Financiamiento flota (JOL)	299.483	285.313	271.853
Derivado tasas de interés	5.804	-	-
Total no corriente	**305.287**	**285.313**	**271.853**
Total otros pasivos financieros	**307.318**	**286.658**	**273.439**

NOTA 23 - ACREEDORES COMERCIALES Y OTRAS CUENTAS POR PAGAR

Los acreedores comerciales y otras cuentas por pagar al 31 de diciembre de 2009, 31 de diciembre de 2008 y 1 de enero de 2008, respectivamente, se detallan a continuación:

	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$	Al 01 de enero de 2008 MUS$
Corriente			
Acreedores comerciales	311.441	298.067	271.709
Pasivos de arrendamiento	9.441	7.808	7.931
Otras cuentas por pagar	56.556 (*)	82.902 (*)	84.729
Total corriente	**377.438**	**388.777**	**364.369**
No corriente			
Otras cuentas por pagar	72.000 (*)	90.000 (*)	-
Total no corriente	**72.000**	**90.000**	-
Total acreedores comerciales y otras cuentas por pagar	**449.438**	**478.777**	**364.369**

(*) Incluye acuerdo denominado "Plea Agreement" con el Departamento de Justicia de los Estados Unidos de Norteamérica, para los ejercicios correspondientes a diciembre 2009 y diciembre 2008. Ver detalle en Nota 24.

A continuación se presenta apertura por concepto de los acreedores comerciales y otras cuentas por pagar:

	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$	Al 01 de enero de 2008 MUS$
Tasas embarque	72.291	67.682	48.823
Combustible	71.881	69.396	103.133
Tasas aeroportuarias y de sobrevuelo	34.321	31.183	26.687
Handling y ground handling	25.885	23.476	20.051
Proveedores compras técnicas	24.784	58.390	39.300
Asesorías y servicios profesionales	18.536	17.126	10.263
Otros gastos del personal	16.938	37.072	31.947
Cumplimiento de metas	13.228	18.246	17.998
Mantenimiento	15.821	18.316	17.782
Publicidad	11.624	9.876	10.592
Servicios a bordo	10.253	8.824	12.314
Arriendo aviones y motores	9.441	7.808	10.366
Departamento de Justicia de E.E.U.U. (*)	90.000	109.000	-
Otros	34.435	2.382	15.113
Total acreedores comerciales y otras cuentas por pagar	**449.438**	**478.777**	**364.369**

(*) Incluye acuerdo denominado "Plea Agreement" con el Departamento de Justicia de los Estados Unidos de Norteamérica, para los ejercicios correspondientes a diciembre 2009 y diciembre 2008. Ver detalle en Nota 24.

NOTA 24 - PROVISIONES

El detalle de las provisiones al 31 de diciembre de 2009, 31 de diciembre de 2008 y 1 de enero de 2008 es el siguiente:

	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$	Al 01 de enero de 2008 MUS$
Corriente			
Provisión por reclamaciones legales (1)	970	2.217	-
Total corriente	**970**	**2.217**	-
No corriente			
Provisión por reclamaciones legales (1)	1.834	1.344	399
Provisión investigación Comisión Europea (2)	25.000	25.000	25.000
Total no corriente	**26.834**	**26.344**	**25.399**
Total provisiones	**27.804**	**28.561**	**25.399**

(1) El importe representa una provisión para determinadas demandas interpuestas contra la Sociedad por parte de ex funcionarios, organismos controladores y otros. El cargo por la provisión se reconoce en el estado de resultados consolidado dentro de gastos administrativos. Se espera que el saldo corriente al 31 de diciembre de 2009 se aplique durante los próximos 12 meses.

(2) Provisión constituida por los procesos que son llevados a cabo por la Comisión Europea, por eventuales infracciones a la libre competencia en el mercado de carga aérea.

El movimiento de provisiones entre el 1 de enero de 2008 y 31 de diciembre de 2009 es el siguiente:

	Reclamaciones legales MUS$	Departamento de Justicia de E.E.U.U. MUS$	Investigación Comisión Europea MUS$	Total MUS$
Al 1 de enero de 2008	**399**	**-**	**25.000**	**25.399**
Incremento en provisiones	3.248	109.000	-	112.248
Provisión utilizada	(28)	(109.000)	-	(109.028)
Diferencia de cambio	(58)	-	-	(58)
Saldos al 31 de diciembre de 2008	**3.561**	**-**	**25.000**	**28.561**

	Reclamaciones legales MUS$	Departamento de Justicia de E.E.U.U. MUS$	Investigación Comisión Europea MUS$	Total MUS$
Al 1 de enero de 2009	**3.561**	**-**	**25.000**	**28.561**
Incremento en provisiones	1.607	-	-	1.607
Provisión utilizada	(2.679)	-	-	(2.679)
Diferencia de cambio	315	-	-	315
Saldos al 31 de diciembre de 2009	**2.804**	**-**	**25.000**	**27.804**

Provisión por Comisión Europea.

(a) Provisión constituida con ocasión del proceso iniciado en Diciembre de 2007 por la Dirección General de Competencia de la Comisión Europea en contra de más de 25 líneas aéreas cargueras, entre las cuales se encuentra Lan Cargo S.A., y que forma parte de la investigación global iniciada en el año 2006 por eventuales infracciones a la libre competencia en el mercado de carga aérea, la que fuera llevada a cabo en forma conjunta por las autoridades Europeas y de los Estados Unidos de Norteamérica. El inicio de este proceso fue informado mediante Hecho Esencial de fecha 27 de Diciembre de 2007. Se hace presente que por la parte de la investigación global efectuada en Estados Unidos de Norteamérica, ésta concluyó respecto a Lan Cargo S.A. y de su filial Aerolinhas Brasileiras S.A. ("ABSA") en la firma de un acuerdo, denominado "Plea Agreement" con el Departamento de Justicia de los Estados Unidos de Norteamérica, tal como fuera informado mediante hecho esencial de fecha 21 de Enero de 2009. (b) No existe información precisa respecto a la fecha en que la Dirección General de Competencia de la Comisión Europea emitirá su decisión respecto a este proceso, la que se espera a más tardar dentro del año 2010, sin perjuicio que lo resuelto por dicha Dirección General es apelable ante el Tribunal de Primera Instancia con sede en Luxemburgo cuya sentencia, a su vez, es susceptible de la interposición de recursos en el Tribunal de Justicia de la Unión Europea. (c) Si bien Lan Cargo S.A. tiene la calidad de participante en el "Leniency Program" (o programa de cooperación) de la Comisión Europa conforme la colaboración prestada respecto de dicha investigación - lo que le permitiría obtener importantes descuentos sobre el monto de la multa que sea determinada por dicha autoridad - existen distintas variables que impiden tener certeza respecto al monto a que puede alcanzar dicha sanción pecuniaria. Con arreglo a la opinión

de nuestros abogados externos en Bruselas, Bélgica, en vista de las directrices de la Comisión Europea sobre la materia, y considerando las incertidumbres inherentes al rango de una eventual multa, la compañía decidió efectuar una provisión por la cantidad de MUS$25.000 (veinticinco millones de dólares de los Estados Unidos de Norteamérica). La decisión de la Comisión Europea puede establecer que tanto Lan Cargo S.A. como su matriz Lan Airlines S.A. son responsables del pago de la sanción que imponga dicha autoridad.

NOTA 25 - OTROS PASIVOS

Los otros pasivos al 31 de diciembre de 2009, 31 de diciembre de 2008 y 1 de enero de 2008, respectivamente, se detallan a continuación:

	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$	Al 01 de enero de 2008 MUS$
Corriente			
Dividendos por pagar	70.387	105.330	120.074
Otras garantías recibidas	2.102	1.620	891
Otros pasivos varios	935	2.814	672
Total corriente	**73.424**	**109.764**	**121.637**
No corriente			
Mantención aeronaves y motores	46.644	37.007	43.988
Provisión vacaciones y gratificaciones	6.212	6.699	8.485
Otros pasivos varios	2.182	3.958	9.113
Total no corriente	**55.038**	**47.664**	**61.586**
Total otros pasivos	**128.462**	**157.428**	**183.223**

NOTA 26 - OBLIGACIONES POR BENEFICIOS DE LARGO PLAZO Y POST – EMPLEO

Las obligaciones por beneficios de largo plazo y post-empleo al 31 de diciembre de 2009, 31 de diciembre de 2008 y 1 de enero de 2008, respectivamente, se detallan a continuación:

	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$	Al 01 de enero de 2008 MUS$
No corriente			
Prestaciones por jubilación	2.588	2.121	1.737
Prestaciones por renuncia	1.053	863	1.438
Otras prestaciones	1.914	881	907
Total no corriente	**5.555**	**3.865**	**4.082**

(a) El movimiento de las prestaciones por jubilación, renuncias y otras prestaciones entre el 1 de enero de 2008 y 31 de diciembre de 2009 es el siguiente:

	MUS$
Al 1 de enero de 2008	**4.082**
Aumento (disminución) provisión servicios corrientes	548
Beneficios pagados	(765)
Saldo al 31 de diciembre de 2008	**3.865**
Al 1 de enero de 2009	**3.865**
Aumento (disminución) provisión servicios corrientes	3.705
Beneficios pagados	(2.015)
Saldo al 31 de diciembre de 2009	**5.555**

(b) La provisión por beneficio corto plazo al 31 de diciembre de 2009, 31 de diciembre de 2008 y 1 de enero de 2008, respectivamente, se detalla a continuación:

	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$	Al 01 de enero de 2008 MUS$
Participación en utilidades y bono	29.596	39.014	29.696

La participación en utilidades y bonos corresponde a un plan de incentivos anuales por cumplimiento de objetivos.

El movimiento de las clases de gastos por empleados es el siguiente:

	Por los ejercicios terminados al 31 de diciembre de	
	2009 MUS$	2008 MUS$
Sueldos y salarios	476.404	456.599
Beneficios a corto plazo a los empleados	58.530	54.148
Beneficios por terminación	17.408	13.757
Otros gastos de personal	84.329	83.433
Total	636.671	607.937

NOTA 27 - PASIVOS DE COBERTURA

Los pasivos de cobertura al 31 de diciembre de 2009, 31 de diciembre de 2008 y 1 de enero de 2008, respectivamente, se detallan a continuación:

	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$	Al 01 de enero de 2008 MUS$
Corriente			
Intereses devengados desde la última fecha de pago de Swap tasas de interés	2.935	873	-
Valor justo de derivados de tasa de interés	21.580	19.491	6.936
Valor justo de derivados de moneda extranjera	5.089	-	-
Valor justo de derivados de precio de combustible	876	159.749	-
Total corriente	30.480	180.113	6.936
No Corriente			
Valor justo de derivados de tasa de interés	47.853	157.872	47.815
Valor justo de derivados de precio de combustible	-	10.513	-
Total corriente	47.853	168.385	47.815
Total pasivos de cobertura	**78.333**	**348.498**	**54.751**

Los derivados de moneda extranjera corresponden a contratos Forward para cubrir el valor justo de inversiones en pesos chilenos.

Operaciones de cobertura

Los valores justos, por tipo de derivado, de los contratos registrados bajo la metodología de cobertura, se presentan a continuación:

	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$	Al 01 de enero de 2008 MUS$
Forward starting swaps (FSS) (1)	(31.928)	(140.462)	(46.416)
Opciones de tasas de interés (2)	3.129	3.344	2.777
Swaps de tasas de interés (3)	(37.506)	(36.900)	(8.335)
Cross currency swaps (CCIRS) (4)	19.706	-	-
Collares de combustible (5)	5.329	(170.262)	4.385
Swap de combustible (6)	8.244	-	-
Forward de moneda (7)	677	-	-

(1) Cubren las variaciones significativas en los flujos de caja asociadas al riesgo de mercado implícito en los cambios en la tasa de interés Libor de 3 meses para créditos de largo plazo originados por la adquisición de aeronaves que se produzcan a partir de la fecha futura del contrato. Estos contratos se registran como contratos de cobertura de flujo de caja.

(2) Cubren las variaciones significativas en los flujos de caja asociadas al riesgo de mercado implícito en los aumentos en la tasa de interés Libor de 3 meses para créditos de largo plazo originados por la adquisición de aeronaves. Estos contratos se registran como contratos de cobertura de flujo de caja.

(3) Cubren las variaciones significativas en los flujos de caja asociadas al riesgo de mercado implícito en los aumentos en la tasa de interés Libor de 3 y 6 meses para créditos de largo plazo originados por la adquisición de aeronaves y créditos bancarios. Estos contratos se registran como contratos de cobertura de flujo de caja.

(4) Cubren las variaciones significativas en los flujos de caja asociados al riesgo de mercado implícito en los cambios en la tasa de interés TAB de 180 días y el tipo de cambio dólar – peso chileno de créditos bancarios.

(5) Cubren las variaciones significativas en los flujos de caja asociados al riesgo de mercado implícito en los cambios en el precio del combustible de compras futuras.

(6) Cubren las variaciones significativas en los flujos de caja asociados al riesgo de mercado implícito en los aumentos en el precio del combustible de compras futuras.

(7) Cubren inversiones denominadas en pesos chilenos frente a cambios en el tipo de cambio dólar – peso chileno, con el propósito de asegurar la inversión en dólares.

Durante los ejercicios presentados, la Sociedad sólo mantiene coberturas de flujo de caja. En el caso de las coberturas de combustible, los flujos de caja sujetos de dichas coberturas ocurrirán e impactarán resultados entre 1 y 12 meses desde la fecha de estado de situación financiera consolidado, mientras que en el caso de las coberturas de tasas de interés, éstas ocurrirán e impactarán resultados a lo largo de la vida de los préstamos asociados, los cuales tienen una vigencia de 12 años. Respecto de la cobertura de tasa y moneda, el impacto en resultados ocurrirá de manera continua durante la vida del contrato (3 años), mientras que los flujos ocurrirán trimestralmente. Por último, las coberturas de inversiones impactarán resultados continuamente durante la vigencia de la inversión (hasta 3 meses), mientras que el flujo ocurrirá al vencimiento de la inversión.

Durante los ejercicios presentados no han ocurrido operaciones de cobertura de transacciones futuras altamente probables que no se hayan realizado.

Durante los ejercicios presentados no se ha registrado inefectividad de coberturas en el estado de resultados consolidado.

Dado que ninguna de las coberturas resultó en el reconocimiento de un activo no financiero, ninguna porción del resultado de los derivados reconocido en el patrimonio neto fue transferido al valor inicial de ese tipo de activos.

Los montos reconocidos en resultados integrales durante el ejercicio y transferidos desde patrimonio neto a resultados durante el ejercicio, son los siguientes:

	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$
Abono (cargo) reconocido en resultado integrales durante el ejercicio	252.508	(308.901)
Abono (cargo) transferido desde patrimonio neto a resultados durante el ejercicio	(193.534)	(25.964)

NOTA 28 - PASIVOS DEVENGADOS A FECHA DE REPORTE

Los pasivos devengados al 31 de diciembre de 2009, 31 de diciembre de 2008 y 1 de enero 2008, respectivamente, se detallan a continuación:

	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$	Al 01 de enero de 2008 MUS$
Mantención aeronaves y motores	29.055	43.463	55.630
Cuentas por pagar al personal	33.890	43.825	38.939
Gastos de personal devengados	24.576	19.581	19.930
Otros pasivos devengados	11.638	23.806	-
Total	**99.159**	**130.675**	**114.499**

NOTA 29 – PATRIMONIO

a) Capital

El capital de la Sociedad se gestiona y compone de la siguiente forma:

El objetivo de la Sociedad es mantener un nivel adecuado de capitalización, que le permita asegurar el acceso a los mercados financieros para el desarrollo de sus objetivos de mediano y largo plazo, optimizando el retorno a sus accionistas y manteniendo una sólida posición financiera.

El capital de la Sociedad, al cierre de cada ejercicio, es la suma de MUS$ 453.444, dividido en 338.790.909 acciones de una misma serie, nominativas, de carácter ordinario, sin valor nominal. No hay series especiales de acciones, ni privilegios. La forma de los títulos de las acciones, su emisión, canje, inutilización, extravío, reemplazo y demás circunstancias de los mismos, así como la transferencia de las acciones, se regirán por lo dispuesto en la Ley de Sociedades Anónimas y su Reglamento.

b) Acciones suscritas y pagadas

Al 31 de diciembre de 2009, 31 de diciembre de 2008 y 1 de enero de 2008, el número total de acciones ordinarias autorizado es de 341 millones de acciones sin valor nominal. Del total de las acciones suscritas han sido totalmente pagadas 338.790.909 acciones, dejando reservadas para su emisión bajo contratos de opciones 2.209.091 acciones.

c) Otras reservas

El movimiento de otras reservas entre el 1 de enero de 2008 y 31 de diciembre de 2009 es el siguiente:

	Reserva de conversión MUS$	Reserva operaciones cobertura MUS$	Planes de opciones sobre acciones MUS$	Otras reservas MUS$	Total MUS$
Al 1 de enero de 2008	-	**(45.425)**	-	**(52)**	**(45.477)**
Ganancias (pérdidas) valoración derivados	-	(308.901)	-	-	(308.901)
Impuesto diferido	-	52.513	-	-	52.513
Diferencias de conversión filiales	(6.192)	-	-	-	(6.192)
Plan de opciones sobre acciones	-	-	1.801	-	1.801
Saldos al 31 de diciembre de 2008	**(6.192)**	**(301.813)**	**1.801**	**(52)**	**(306.256)**

	Reserva de conversión MUS$	Reserva operaciones cobertura MUS$	Planes de opciones sobre acciones MUS$	Otras reservas MUS$	Total MUS$
Al 1 de enero de 2009	**(6.192)**	**(301.813)**	**1.801**	**(52)**	**(306.256)**
Ganancias (pérdidas) valoración derivados	-	252.508	-	-	252.508
Impuesto diferido	1.009	(42.925)	(507)	-	(42.423)
Diferencias de conversión filiales	259	-	-	-	259
Plan de opciones sobre acciones	-	-	1.183	-	1.183
Reservas legales	-	-	-	65	65
Otros	-	-	-	(2.657)	(2.657)
Saldos al 31 de diciembre de 2009	**(4.924)**	**(92.230)**	**2.477**	**(2.644)**	**(97.321)**

(c.1) Reservas de conversión

Se originan por las diferencias de cambio que surgen de la conversión de una inversión neta en entidades extranjeras (o nacionales con moneda funcional diferente de la matriz), y de préstamos y otros instrumentos en moneda extranjera designados como coberturas de esas inversiones, se llevan al patrimonio neto. Cuando se vende o dispone la inversión (todo o parte), estas reservas se reconocen en el estado de resultados consolidado como parte de la pérdida o ganancia en la venta o disposición.

(c.2) Reservas de operaciones de coberturas

Se originan por la valorización a valor justo al cierre de cada ejercicio, de los contratos de derivados vigentes que se han definido como de cobertura. En la medida que los mencionados contratos van venciendo, estas reservas deben ajustarse reconociendo los resultados correspondientes.

(c.3) Reservas por planes de opciones sobre acciones

Estas reservas dicen relación con los "Pagos basados en acciones", explicados en Nota 39.

(c.4) Otras reservas varias

El saldo de las Otras reservas varias, se compone como sigue:

	Al 31 de diciembre de 2009 MUS$	**Al 31 de diciembre de 2008 MUS$**	**Al 01 de enero de 2008 MUS$**
Reserva por ajuste al valor del activo fijo (1)	2.620	2.620	2.620
Costo de emisión y colocación de acciones (2)	(2.672)	(2.672)	(2.672)
Compra participación inversiones a minoritarios	(2.657)	-	-
Otras	65	-	-
Total	**(2.644)**	**(52)**	**(52)**

(1) Corresponde a la revalorización técnica del activo fijo autorizada por la Superintendencia de Valores y Seguros en el año 1979, en la circular Nro. 1.529. La revalorización fue optativa y podía ser realizada una única vez; la reserva originada no es distribuible y sólo puede ser capitalizada.

(2) De acuerdo a lo establecido en circular Nro. 1.736 de la Superintendencia de Valores y Seguros, en la próxima Junta Extraordinaria de Accionistas que celebre la Sociedad matriz, la cuenta costos de emisión y colocación de acciones deberá ser deducida del capital pagado.

d) Resultados retenidos

El movimiento de la reserva por resultados retenidos entre el 1 de enero de 2008 y 31 de diciembre de 2009 es el siguiente:

	MUS$
Al 1 de enero de 2008	**485.721**
Resultado del ejercicio	336.480
Dividendos	(207.614)
Saldo al 31 de diciembre de 2008	**614.587**

	MUS$
Al 1 de enero de 2009	**614.587**
Resultado del ejercicio	231.126
Otros incrementos	1.613
Dividendos	(104.622)
Saldo al 31 de diciembre de 2009	**742.704**

e) Dividendos por acción

Al 31 de diciembre de 2009

Descripción de dividendo	Dividendos provisorios año 2009	Dividendos provisorios año 2009
Fecha del dividendo	28-07-2009	29-12-2009
Importe de dividendo (MUS$)	34.621	70.001
Número de acciones sobre las que se determina el dividendo	338.790.909	338.790.909
Dividendo por acción (US$)	0,10219	0,20662

Al 31 de diciembre de 2008

Descripción de dividendo	Dividendos definitvos año 2007	Dividendos provisorios año 2008	Dividendos provisorios año 2008
Fecha del dividendo	10-04-2008	29-07-2008	23-12-2008
Importe de dividendo (MUS$)	5.827	96.786	105.001
Número de acciones sobre las que se determina el dividendo	338.790.909	338.790.909	338.790.909
Dividendo por acción (US$)	0,01720	0,28568	0,30993

Como política de dividendos la Sociedad ha establecido que éstos sean iguales al mínimo exigido por la ley, es decir un 30% de las utilidades de acuerdo a la normativa vigente. Ello no se contrapone con que eventualmente se puedan repartir dividendos sobre dicho mínimo obligatorio atendiendo a las particularidades y circunstancias de hecho que se puedan percibir durante el transcurso del año.

Al 31 de diciembre 2009 se encuentran declarados dividendos provisorios correspondientes al 45,3% de las utilidades del ejercicio 2009.

NOTA 30 - INGRESOS ORDINARIOS

Los ingresos ordinarios se detallan a continuación:

	Por los ejercicios terminados al 31 de diciembre de	
	2009 MUS$	2008 MUS$
Pasajeros	2.623.608	2.820.830
Carga	895.554	1.319.415
Total	**3.519.162**	**4.140.245**

NOTA 31- COSTOS Y GASTOS POR NATURALEZA

a) Costos y gastos de operación

Los principales costos y gastos de operación y administración se detallan a continuación:

	Por los ejercicios terminados al 31 de diciembre de 2009 MUS$	2008 MUS$
Otros arriendos y tasas aeronáuticas	490.921	544.247
Combustible	959.608	1.388.826
Comisiones	143.900	190.224
Otros costos de operaciones	387.106	413.972
Arriendo de aviones	83.712	70.527
Mantenimiento	121.037	105.920
Servicios a pasajeros	92.796	85.257
Total	**2.279.080**	**2.798.973**

b) Depreciación y amortización

La depreciación y amortización se detallan a continuación:

	Por los ejercicios terminados al 31 de diciembre de 2009 MUS$	2008 MUS$
Depreciación (*)	295.894	249.708
Amortización	8.168	6.791
Total	**304.062**	**256.499**

(*) Se incluye dentro de este monto, la depreciación de las propiedades, plantas y equipos y del mantenimiento de los aviones arrendados bajo la modalidad de leasing operativo.

c) Gastos de personal

Los gastos por este concepto se encuentran revelados en la nota obligaciones por beneficios post-empleo (Nota 26).

d) Costos financieros

Los costos financieros se detallan a continuación:

	Por los ejercicios terminados al 31 de diciembre de 2009 MUS$	2008 MUS$
Intereses préstamos bancarios	113.827	102.768
Arrendamientos financieros	4.406	10.042
Otros instrumentos financieros	34.876	12.678
Total	**153.109**	**125.488**

La suma de los costos y gastos por naturaleza presentados en esta nota, son equivalentes a la suma del costo de ventas, costos de marketing, costos de distribución, gastos de administración, otros gastos varios de operación y costos financieros, presentados en el estado de resultados consolidado por función.

NOTA 32 - GANANCIAS (PERDIDAS) POR VENTAS DE ACTIVOS NO CORRIENTES Y NO MANTENIDOS PARA LA VENTA

Las ganancias (pérdidas) por ventas de activos no corrientes y no mantenidos para la venta al 31 de diciembre de 2009 y 2008, se detallan a continuación:

	Por los ejercicios terminados al 31 de diciembre de 2009 MUS$	2008 MUS$
Propiedades, plantas y equipos	4.278	2.546
Inversiones en subsidiarias, asociadas y negocios conjuntos	(2)	3.664
Total	**4.276**	**6.210**

El resultado de las ventas del ejercicio se presenta en otros ingresos de operación.

NOTA 33 - OTROS INGRESOS DE OPERACIÓN

Los otros ingresos de operación se detallan a continuación:

	Por los ejercicios terminados al 31 de diciembre de 2009 MUS$	2008 MUS$
Duty Free	9.593	15.668
Arriendo de Aviones	20.696	41.417
Logística y Courier	33.132	32.161
Aduanas y Almacenaje	18.682	25.375
Tours	31.088	3.187
Ingresos por intereses	18.183	18.480
Otros ingresos varios	23.160	25.134
Total	**154.534**	**161.422**

NOTA 34 - DIFERENCIAS DE CAMBIO

Las diferencias de cambio reconocidas en resultado, excepto para instrumentos financieros medidos a valor razonable a través de resultados, acumuladas al 31 de diciembre de 2009 y 2008 significaron un cargo de MUS$ 11.237 y un abono de MUS$ 23.443, respectivamente.

Las diferencias de cambio reconocidas en patrimonio como reservas de conversión, por el ejercicio terminado al 31 de diciembre de 2009 y 2008 significaron un abono de MUS$ 1.442 y un cargo de MUS$ 7.371, respectivamente.

A continuación se presentan las tasas de cambio vigentes para el dólar estadounidense al cierre de cada ejercicio:

	Al 31 de diciembre de 2009	Al 31 de diciembre de 2008	Al 01 de enero de 2008
Peso chileno	507,10	636,45	496,89
Peso argentino	3,80	3,45	3,15
Real Brasileño	1,74	2,34	1,77
Nuevo sol peruano	2,89	3,14	2,99
Dólar australiano	1,12	1,45	1,15
Bolivar fuerte	2,14	2,14	2,14
Boliviano	7,00	6,97	7,53
Peso uruguayo	19,45	24,25	21,45
Peso mexicano	13,06	13,82	10,90
Peso colombiano	2.043,07	2.246,16	2.009,00
Dólar neozelandés	1,39	1,73	1,30
Euro	0,70	0,71	0,68

NOTA 35 - GANANCIA POR ACCION

	Por los ejercicios terminados al 31 de diciembre de 2009	2008
Ganancia atribuible a los tenedores de instrumentos de participación en el patrimonio neto de la controladora (MUS$)	231.126	336.480
Promedio ponderado de número de acciones, básico	338.790.909	338.790.909
Ganancias básicas y diluidas por acción (US$)	0,68	0,99

La Sociedad ha considerado el efecto que los contratos de opciones sobre acciones, tienen sobre las ganancias por acción, llegando a la conclusión que no las diluye por cuanto el valor promedio de la acción en el mercado durante el ejercicio es inferior al precio de ejercicio de las opciones.

NOTA 36 - CONTINGENCIAS

a) Juicios

a1) Juicios presentados por Lan Airlines S.A. y Filiales

Sociedad	Tribunal	N° Rol de la causa	Origen	Etapa procesal e instancia	Montos comprometidos MUS$
Atlantic Aviation Investments LLC (AAI)	Supreme Court of the State of New York County of New York	07-6022920	Atlantic Aviation Investments LLC., sociedad filial indirecta de Lan Airlines S.A. constituida bajo las leyes del Estado de Delaware, demandó a Varig Logística S.A. ("Variglog") por el no pago de cuatro préstamos documentados en contratos de crédito regidos por ley de Nueva York. Dichos contratos establecen la aceleración de los créditos en caso de venta del original deudor, VRG Linhas Aéreas S.A.	En etapa de ejecución en Suiza el fallo condenatorio a Variglog para el pago de capital a favor de AAI. Respecto a intereses y costas, se está a la espera de la determinación final de los montos por el tribunal en Nueva York para proceder a la ejecución en Suiza. Se mantiene el embargo de fondos de Variglog en Suiza por parte de AAI. Varilog se encuentra en proceso de recuperación judicial (recuperacao judicial) en Brasil.	17.100 más intereses y costas
Atlantic Aviation Investments LLC	Supreme Court of the State of New York County of New York	602286-09	Atlantic Aviation Investments LLC. demandó a Matlin Patterson Global Advisers LLC, Matlin Patterson Global Opportunities Partners II LP, Matlin Patterson Global Opportunities Partners (Cayman) II LP y Volo Logistics LLC (a) como alter egos de Variglog por el no pago de los cuatro préstamos referidos en la nota precedente y (b) por el incumplimiento de su obligación de garantes y de otras obligaciones asumidas bajo el Memorandum Of Understanding suscrito entre las partes con fecha 29 de septiembre de 2006.	Los demandados presentaron una acción para desestimar la demanda (motion to dismiss) que está pendiente de resolverse por el tribunal. En el intertanto, el tribunal autorizó comenzar la etapa de prueba (discovery)	17.100 más intereses, costas y compensación por daños
Aerolane, Líneas Aéreas Nacionales del Ecuador S.A.	Tribunal Fiscal de Guayaquil	6319-4064-05	En contra del Director Regional del Servicio de Rentas Internas de Guayaquil, por pago en exceso de IVA.	En estado de dictarse sentencia.	4.210
Lan Airlines S.A.	Tribunal Fiscal de Quito	23493-A	En contra del Director Regional del Servicio de Rentas Internas de Quito, por pago en exceso de IVA.	Próximo a solicitarse dictación de sentencia.	3.958
Lan Argentina S.A.	15° Juzgado Nacional de primera instancia en los comercial, Buenos Aires	10587/09	Solicitud de quiebra en contra de Southern Winds por créditos resultantes de diversos créditos impagos.	Se está en negociaciones directas con la deudora, procediéndose a dar traslado de la solicitud de quiebra si estas no prosperan.	3.200

a2) Juicios recibidos por Lan Airlines S.A. y Filiales

Sociedad	Tribunal	N° Rol de la causa	Origen	Etapa procesal e instancia	Montos comprometidos *MUS$*
Aerolinhas Brasileiras S.A.	Secretaría da Fazenda del Estado de Río de Janeiro	2003	La autoridad administrativa de Río de Janeiro, Brasil, notificó de un auto de infracción o multa por el supuesto no pago de ICMS (IVA) por importación de aeronave Boeing-767 matrícula PR-ABB.	Pendiente resolución de la junta de revisores para la anulación de la multa.	3.000
Lan Airlines S.A.	Laboral, Buenos Aires, Argentina	34187/07	Demanda Laboral presentada por un ex despachante de Aduana que acusa relación laboral con Lan Airlines S.A.	Con sentencia favorable de 1º Instancia a la espera de la resolución definitiva de la cámara.	567
Lan Airlines S.A.	2º Juzgado Laboral de Santiago de Chile	354-2008	Demanda presentada por el Sindicato de Trabajadores de Aviación de la empresa Lan Airlines S.A. (Mantenimiento), por cobro de diferencias de remuneraciones adeudadas, por supuesto incumplimiento de cláusula del convenio colectivo que regula el sistema de nivelación de rentas.	Sentencia favorable para LAN. Pendiente recurso de apelación de la contraria.	Indeterminado
Lan Airlines S.A. y Lan Cargo S.A	Comisión Europea, Canadá y Corea del Sur.	-	Investigación por eventuales infracciones a la libre competencia de aerolíneas cargueras, especialmente sobrecargo de combustible (Fuel Surcharge). Con fecha 26 de diciembre de 2007, la Dirección General de Competencia de la Comisión Europea notificó a Lan Cargo S.A. y Lan Airlines S.A. de la instrucción de un proceso en contra de veinticinco de estas aerolíneas de carga, entre ellas Lan Cargo S.A., por eventuales infracciones a la libre competencia en el mercado de carga aérea europeo, especialmente la pretendida fijación de un sobrecargo por combustible y fletes. Conforme el estado actual de este procedimiento y con arreglo a lo informado por los abogados externos en Europa, no es posible predecir el resultado de dicho proceso.	Con fecha 14 de abril de 2008 se contestó la notificación de la Comisión Europea.	Indeterminado

Sociedad	Tribunal	N° Rol de la causa	Origen	Etapa procesal e instancia	Montos comprometidos MUS$
Lan Cargo S.A. y Lan Airlines S.A.	Tribunal competente de los Estados Unidos y Canadá para conocer acciones de clase	-	Como consecuencia de la investigación por eventuales infracciones a la libre competencia de aerolíneas cargueras, especialmente sobrecargo de combustible (Fuel Surcharge).	Caso se encuentra en proceso de descubrimiento de pruebas.	Indeterminado
Lan Logistics, Corp	Tribunal Federal, Florida, Estados Unidos	-	A mediados de junio de 2008 se presentó una demanda por derecho a opción de compra por la venta de LanBox.	Caso esta señalado para juicio en el mes de febrero de 2010.	Indeterminado
Aerolinhas Brasileiras S.A.	Tribunal competente de los Estados Unidos para conocer acciones de clase	-	Como consecuencia de la investigación por eventuales infracciones a la libre competencia de aerolíneas cargueras, especialmente sobrecargo de combustible (Fuel Surcharge).	Investigación pendiente.	Indeterminado
Aerolinhas Brasileiras S.A.	Conselho Administrativo de Defensa Económica, Brasil	-	Investigación por eventuales infracciones a la libre competencia de aerolíneas cargueras, especialmente sobrecargo de combustible (Fuel Surcharge).	Investigación pendiente.	Indeterminado

De las causas mencionadas anteriormente, en atención al estado procesal de ellas y/o el improbable evento de obtener sentencia contraria en dichos juicios, al 31 de diciembre de 2009 se ha estimado en cada caso que no corresponde la constitución de provisión alguna, sin perjuicio de una provisión de US$ 25 millones, que se relaciona con la actual investigación global llevada a cabo en la Unión Europea sobre una posible infracción a la normativa de libre competencia con relación a la fijación de precios del sobrecargo de combustible y de otros cobros, que involucra a un amplio número de aerolíneas internacionales de carga -entre ellas Lan Cargo S.A., filial de carga de Lan Airlines S.A.- en los mercados de transporte de carga aérea de Europa.

NOTA 37 – COMPROMISOS

(a) Compromisos por préstamos obtenidos

En relación con los diversos contratos celebrados por la Sociedad para el financiamiento de aeronaves Boeing 767 que cuentan con la garantía del Export – Import Bank de los Estados Unidos de Norteamérica, se han establecido límites a algunos indicadores financieros de la Sociedad matriz en base consolidada. Por otra parte y relacionado con estos mismos contratos, se establecen restricciones a la gestión de la Sociedad en términos de composición accionaria y disposición de activos. Adicionalmente, en relación a los diversos contratos celebrados por su filial Lan Cargo S.A. para el financiamiento de aeronaves Boeing 767 que cuentan con la garantía del Export – Import Bank de los Estados Unidos de Norteamérica se han establecido restricciones a la gestión de la Sociedad matriz y su filial Lan Cargo S.A. en términos de composición accionaria y disposición de activo. En relación con los diversos contratos celebrados por la Sociedad para el financiamiento de aeronaves Airbus A320 que cuentan con la garantía de las Export Credit Agencies Europeas, se han establecido límites a algunos de los indicadores financieros de la Sociedad. Por otra parte y relacionado con estos mismos contratos, se establecen restricciones a la gestión de la Sociedad, en términos de composición accionaria y disposición de los activos. En relación con el financiamiento de motores de repuesto para su flota Boeing 767 y 777, que cuentan con la garantía del Export – Import Bank de los Estados Unidos de Norteamérica, se han establecido restricciones en cuanto a la composición accionaria de sus garantes y de su sucesor legal en caso de fusión.

En relación con los contratos de crédito celebrados por la Sociedad, con bancos de la plaza, durante el presente ejercicio, se han establecido límites a algunos indicadores financieros de la Sociedad matriz en base consolidada. Al 31 de diciembre de 2009, la Sociedad está en cumplimiento de estos covenants.

(b) Compromisos por arrendamientos operativos como arrendatario

El detalle de los principales arrendamientos operativos es el siguiente:

Arrendador	Aeronave	Al 31 de diciembre de 2009	Al 31 de diciembre de 2008	Al 01 de enero de 2008
International Lease Finance Corporation	Boeing 767	8	8	8
Orix Aviation SystemsLimited	Airbus 320	2	2	2
Celestial Aviation Trading 35 Limited	Boeing 767	1	1	1
MSN 167 Leasing Limited	Airbus 340	1	1	1
Celestial Aviation Trading 16 Limited	Boeing 767	1	1	1
Nordea Finance Sweden PLC	Boeing 767	-	1	1
CIT Aerospace International	Boeing 767	1	1	1
The Boeing Company	Boeing 767	-	1	-
Celestial Aviation Trading 39 Ltd. GECAS (WFBN)	Boeing 777	1	-	-
Celestial Aviation Trading 23 Ltd. GECAS (WFBN)	Boeing 777	1	-	-
ADL Leasing LLC	Boeing 737	-	-	5
ACL Aviation Ltd.	Boeing 737	-	-	1
ACS 2007 - 1 Limited (WFBN)	Boeing 767	-	-	1
Aircastle Investment Holdings 2 Limited (WFBN)	Airbus 320	-	-	1
Total		**16**	**16**	**23**

Las rentas son reflejadas en resultado en la medida en que éstas se devengan.

Los pagos futuros mínimos de los arrendamientos no cancelables son los siguientes:

	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$	Al 01 de enero de 2008 MUS$
Hasta un año	90.731	58.988	67.328
Más de un año y menos de cinco años	273.055	139.291	111.582
Más de cinco años	80.165	8.266	8.169
Total	**443.951**	**206.545**	**187.079**

Los pagos mínimos por arrendamiento reconocidos en resultado son los siguientes:

	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$
Pagos mínimos por arrendamientos operativos	81.425	67.781
Total	**81.425**	**67.781**

En abril de 2009 se incorporó la primera aeronave B777-Freighter, y en mayo de 2009 arribó el segundo avión de la misma flota. En septiembre de 2009 finalizó el arriendo de una aeronave Boeing 767 – 300 (matrícula CC-CGN), aeronave que fue devuelta en octubre de 2009.

A partir de octubre de 2009 se modificaron los plazos de renta de siete aeronaves Boeing 767-300ER. Cinco aeronaves se extendieron entre tres y siete años, y dos aeronaves se redujeron en dos y tres años.

Los contratos de arrendamiento operativo celebrados por la Sociedad matriz y sus filiales establecen que el mantenimiento de las aeronaves debe ser realizado de acuerdo a las disposiciones técnicas del fabricante y en los márgenes acordados en los contratos con el arrendador, siendo un costo que asume el arrendatario. Adicionalmente, para cada aeronave el arrendatario debe contratar pólizas que cubran el riesgo asociado y el monto de los bienes involucrados. En cuanto a los pagos de renta, estos son irrestrictos no pudiendo ser neteados de otras cuentas por cobrar o pagar que mantengan arrendador y arrendatario.

(c) Otros compromisos

Al 31 de diciembre de 2009 la Sociedad mantiene vigentes cartas de crédito y boletas de garantía según el siguiente detalle:

Acreedor Garantía	Nombre deudor	Tipo	Valor MUS$	Fecha de liberación
Deutsche Bank A.G.	Lan Airlines S.A.	Dos cartas de crédito	20.000	30-ene-10
The Royal Bank of Scotland plc	Lan Airlines S.A.	Dos cartas de crédito	18.000	08-ene-10
Dirección General de Aviación Civil de Chile	Lan Airlines S.A.	Cuarenta y cuatro boletas de garantía	3.000	27-ene-10
Dirección Seccional de Aduanas de Bogotá	Línea Aérea Carguera de Colombia S.A.	Dos pólizas de seguro de garantía	2.430	07-abr-14
Washington International Insurance	Lan Airlines S.A.	Cuatro cartas de crédito	1.900	05-abr-10
Metropolitan Dade County	Lan Airlines S.A.	Cinco cartas de crédito	1.504	31-may-10

NOTA 38 - TRANSACCIONES CON PARTES RELACIONADAS

a) Transacciones con partes relacionadas en el ejercicio terminado al 31 de diciembre de 2009

Rut parte relacionada	Nombre de parte relacionada	Naturaleza de relación con partes relacionadas	País de origen	Explicación de otra información sobre partes relacionadas	Naturaleza de transacciones con partes relacionadas	Importe de transacción con parte relacionada MUS$
96.810.370-9	Inversiones Costa Verde Ltda. y CPA	Controladora	Chile	Inversiones	Arriendo de inm. otorgado Servicio de pasajes otorgados	65 15
96.847.880-K	Lufthansa Lan Technical Training S.A.	Asociada	Chile	Centro de capacitación	Arriendo edificio Capacitación recibida Cesión de deuda otorgados Otros pagos a cuenta	17 1.103 2 137
96.921.070-3	Austral Sociedad Concesionaria S.A.	Asociada	Chile	Concesionaria	Tasas aeronáuticas recibidas Consumos básicos recibidos Conc. aeronáuticas recibidas	93 11 297
78.005.760-2	Sociedad de Seguridad Aérea S.A.	Otras partes relacionadas	Chile	Servicios de seguridad	Servicio de seguridad recibido Otros pagos a cuenta	575 1.018
87.752.000-5	Granja Marina Tornagaleones S.A.	Otras partes relacionadas	Chile	Piscicultura	Servicio de pasajes otorgados	29

Rut parte relacionada	Nombre de parte relacionada	Naturaleza de relación con partes relacionadas	País de origen	Explicación de otra información sobre partes relacionadas	Naturaleza de transacciones con partes relacionadas	Importe de transacción con parte relacionada MUS$
96.669.520-K	Red de Televisión Chilevisión S.A.	Otras partes relacionadas	Chile	Televisión	Servicio de pasajes otorgados Servicios de publicidad recibidos	623 949
96.894.180-1	Bancard Inversiones Ltda.	Otras partes relacionadas	Chile	Asesorías profesionales	Asesorías profesionales recibidas Otros pagos a cuenta	82 12
Extranjera	Inversora Aeronáutica Argentina	Otras partes relacionadas	Argentina	Inversiones	Arriendo de edificio recibido	386

b) Transacciones con partes relacionadas en el ejercicio terminado al 31 de diciembre de 2008

Rut parte relacionada	Nombre de parte relacionada	Naturaleza de relación con partes relacionadas	País de origen	Explicación de otra información sobre partes relacionadas	Naturaleza de transacciones con partes relacionadas	Importe de transacción con parte relacionada MUS$
96.810.370-9	Inversiones Costa Verde Ltda. y CPA	Controladora	Chile	Inversiones	Arriendo de inm. otorgado Servicio de pasajes otorgados	68 14
96.778.310-2	Sociedad Concesionaria Chucumata S.A.	Asociada	Chile	Concesionaria	Tasas aeronáuticas recibidas Consumos básicos recibidos Conc. aeronáuticas recibidas Distribución de dividendos	5 90 18 108
96.847.880-K	Lufthansa Lan Technical Training S.A.	Asociada	Chile	Centro de capacitación	Capacitación recibida Cesión de deuda otorgados Otros pagos a cuenta Arriendo de edificio Distribución de dividendos	1.073 14 38 17 221
96.921.070-3	Austral Sociedad Concesionaria S.A.	Asociada	Chile	Concesionaria	Tasas aeronáuticas recibidas Consumos básicos recibidos Conc. aeronáuticas recibidas Distribución de dividendos	58 15 250 429
9.259.640-0	Claudia Urrutia	Otras partes relacionadas	Chile	Otros	Venta Sociedad de Seguridad Aérea S.A.	382

Rut parte relacionada	Nombre de parte relacionada	Naturaleza de relación con partes relacionadas	País de origen	Explicación de otra información sobre partes relacionadas	Naturaleza de transacciones con partes relacionadas	Importe de transacción con parte relacionada MUS$
56.080.790-2	Asamblea de Comuneros de Valle Escondido	Otras partes relacionadas	Chile	Otros	Otros servicios prestados	78
78.005.760-2	Sociedad de Seguridad Aérea S.A.	Otras partes relacionadas	Chile	Servicios de seguridad	Otros pagos a cuenta Servicios de seguridad recibidos	1.493 1.842
87.752.000-5	Granja Marina Tornagaleones S.A.	Otras partes relacionadas	Chile	Piscicultura	Servicio de pasajes otorgados	43
96.669.520-K	Red de Televisión Chilevisión S.A.	Otras partes relacionadas	Chile	Televisión	Servicio de pasajes otorgados Servicios de publicidad recibidos	589 650
96.787.990-8	Inmobiliaria Parque San Luis Uno S.A.	Otras partes relacionadas	Chile	Inmobiliaria	Compra de activo fijo	11.895
96.888.630-4	Sociedad Concesionaria Aerosur S.A.	Otras partes relacionadas	Chile	Concesionaria	Tasas aeronáuticas recibidas Conc. aeronáuticas recibidas Consumos básicos recibidos	29 258 8
96.894.180-1	Bancard Inversiones Ltda.	Otras partes relacionadas	Chile	Asesorías profesionales	Asesorías profesionales recibidas	72
Extranjera	Inversora Aeronáutica Argentina	Otras partes relacionadas	Argentina	Inversiones	Arriendo de edificio recibido	294

c) Compensaciones al personal directivo clave y administradores

La Sociedad ha definido para estos efectos considerar personal clave, a los ejecutivos que definen políticas y lineamientos macro para la Sociedad y que afectan directamente los resultados del negocio, considerando los niveles de Vicepresidentes, Gerentes Generales y Directores.

	Por los ejercicios terminados al 31 de diciembre de 2009 MUS$	2008 MUS$
Remuneraciones	6.226	4.980
Honorarios de administradores	131	132
Correcciones de valor y beneficios no monetarios	340	335
Beneficios a corto plazo	4.480	3.990
Pagos basados en acciones	1.183	1.801
Otros	780	-
Total	**13.140**	**11.238**

NOTA 39 - PAGOS BASADOS EN ACCIONES

Los planes de compensación implementados mediante el otorgamiento de opciones para la suscripción y pago de acciones, que se han otorgado a partir del cuarto trimestre de 2007 se reconocen en los estados financieros consolidados de acuerdo a lo establecido en la NIIF 2 "Pagos basados en acciones", registrando el efecto del valor justo de las opciones otorgadas con cargo a remuneraciones en forma lineal entre la fecha de otorgamiento de dichas opciones y la fecha en que éstas alcancen el carácter de irrevocable.

Este otorgamiento ha sido formalizado a través de la celebración de contratos de opciones para la suscripción de acciones, de acuerdo a las proporciones que se muestran en el siguiente calendario de devengamiento y que dice relación con la condición de permanencia del ejecutivo a esas fechas para el ejercicio de las opciones:

Porcentaje	Período
30%	Desde el 1 de julio de 2009 y hasta el 30 de septiembre de 2011
30%	Desde el 1 de julio de 2010 y hasta el 30 de septiembre de 2011
40%	Desde el 1 de julio de 2011 y hasta el 30 de septiembre de 2011

Estas opciones han sido valorizadas y registradas de acuerdo al valor justo a la fecha de otorgamiento, determinado a través del método "Black-Scholes-Merton".

Todas las opciones vencen el día 30 de septiembre de 2011.

	Número de las opciones sobre acciones
Opciones sobre acciones en un acuerdo de pagos basados en acciones, saldo al 1 de enero de 2009	1.604.000
Opciones sobre acciones concedidas	19.000
Opciones sobre acciones anuladas	(312.000)
Opciones sobre acciones en un acuerdo de pagos basados en acciones, saldo al 31 de diciembre de 2009	**1.311.000**

Datos de entrada de modelo de valorización de opciones utilizado para opciones sobre acciones concedidas durante el ejercicio.

Precio medio ponderado de acciones	Precio de ejercicio	Volatilidad esperada	Vida de opción	Dividendos esperados	Interés libre de riesgo
US$ 8,27	US$ 16,1	40,7%	2,5 años	70%	1,12%

NOTA 40 – MEDIO AMBIENTE

De conformidad con la Ley de Bases sobre el Medio Ambiente emitida en Chile y su normativa complementaria, no existen disposiciones que afecten la industria de servicios de transporte aéreo.

NOTA 41 - SANCIONES

a) De la Superintendencia de Valores y Seguros

Por Resolución Exenta Nº 306, de fecha 6 de julio de 2007, la Superintendencia de Valores y Seguros aplicó a don Juan José Cueto Plaza, director de Lan Airlines S.A., una multa de 1.620 Unidades de Fomento, al concluir que constituye infracción a la parte final del inciso primero del artículo 165 de la Ley Nº 18.045, el haber efectuado compras de la acción de Lan Airlines S.A. en conocimiento de los Estados Financieros al 30 de junio de 2006 y previo a su publicación. La Superintendencia comunicó que dicha entidad descartó el uso de información privilegiada, por haberse acreditado que el conocimiento de esa información no fue la causa que motivó las operaciones de compra. La reclamación interpuesta contra dicha resolución, se radicó ante el 27º Juzgado Civil de Santiago, el cual la rechazó mediante resolución de fecha 8 de enero de 2009, la que fue notificada en ese mismo día. La defensa de don Juan José Cueto interpuso un recurso de casación en la forma y un recurso de apelación en contra de la sentencia, recursos que se encuentran concedidos y pendientes.

No se han aplicado otras sanciones a la Sociedad matriz y sus filiales, a sus Directores o Administradores, emitidas por parte de la Superintendencia de Valores y Seguros durante el ejercicio terminado el 31 de diciembre de 2009.

b) De otras autoridades administrativas

No se han aplicado sanciones significativas a la Sociedad matriz y sus filiales, a sus Directores o Administradores, emitidas por parte de otras autoridades administrativas al 31 de diciembre de 2009.

NOTA 42 - HECHOS POSTERIORES A LA FECHA DE LOS ESTADOS FINANCIEROS

Los estados financieros consolidados de Lan Airlines S.A. y Filiales al 31 de diciembre de 2009 han sido aprobados en Sesión Extraordinaria de Directorio el 17 de febrero de 2010, a la que asistieron los siguientes directores:

Jorge Awad Mehech
José Cox Donoso
Juan José Cueto Plaza
Ramón Eblen Kadis
Andrés Navarro Haeussler

Con posterioridad al 31 de diciembre de 2009 y hasta la fecha de emisión de estos estados financieros, no se tiene conocimiento de otros hechos de carácter financiero o de otra índole, que afecten en forma significativa los saldos o interpretación de los mismos.

Consolidated Financial Statements

LAN AIRLINES S.A. AND SUBSIDIARIES

December 31, 2009

Contents

US$ -	United States Dollars
ThUS$ -	Thousands of United States dollars

Management's Report on Internal Control over Financial Reporting

The management of Lan Airlines S.A. ("Lan Airlines" or the "Company"), including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15f under the Securities Exchange Act of 1934, as amended.

The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

Lan Airlines' management, including the Chief Executive Officer and the Chief Financial Officer, has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009 based on the criteria established in Internal Control - "Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and, based on such criteria, Lan Airlines' management has concluded that, as of December 31, 2009, the Company's internal control over financial reporting is effective.

The Company's internal control over financial reporting effectiveness as of December 31, 2009 has been audited by PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada, an independent registered public accounting firm, as stated in their report which appears herein.

Enrique Cueto Plaza
Chief Executive Officer

Alejandro de la Fuente Goic
Chief Financial Officer

March 2, 2010

PRICEWATERHOUSECOOPERS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Lan Airlines S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Lan Airlines S.A. and its subsidiaries at December 31, 2009 and 2008, and January 1, 2008 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2009 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers
Santiago, Chile
March 2, 2010

ASSETS

	Note	As of December 31, 2009 ThUS$	As of December 31, 2008 ThUS$	As of January 01, 2008 ThUS$
Current assets				
Current assets in operation				
Cash and cash equivalents	7	731,497	400,972	445,583
Other financial assets	8	60,415	10,065	21,439
Trade and other accounts receivable	9	423,739	342,665	349,433
Accounts receivable from related entities	10	38	1,117	228
Inventories	11	46,563	45,950	46,104
Hedging assets	12	38,640	612	5,356
Prepaid expenses	13	15,258	11,518	11,563
Prepaid and recoverable taxes		68,420	72,125	65,990
Other current assets	14	13,482	181,722	8,206
Subtotal current assets in operation		1,398,052	1,066,746	953,902
Non-current assets and disposal groups held for sale	15	10,919	10,444	10,784
Total current assets		1,408,971	1,077,190	964,686
Non-current assets				
Other financial assets	8	508	506	1,808
Trade and other accounts receivable	9	7,190	3,574	4,543
Accounts receivable from related entities	10	-	251	-
Investments in associates	17	1,236	1,389	1,484
Intangible assets	18	98,607	90,374	88,857
Property, Plant and equipment	19	4,196,556	3,966,063	3,449,448
Deferred tax assets	20	10,652	12,585	20,378
Hedging assets	12	4,409	2,733	1,806
Other non-current assets	14	43,843	42,201	33,689
Total non-current assets		4,363,001	4,119,676	3,602,013
Total assets		5,771,972	5,196,866	4,566,699

The accompanying Notes 1 to 42 form an integral part of these consolidated financial statements.

LIABILITIES AND NET EQUITY

	Note	As of December 31, 2009 ThUS$	As of December 31, de 2008 ThUS$	As of January 01, 2008 ThUS$
Current liabilities				
Current liabilities in operation				
Interest-bearing loans	21	385,421	284,028	235,935
Other financial liabilities	22	2,031	1,345	1,586
Trade and other accounts payable	23	377,438	388,777	364,369
Accounts payable to related entities	10	297	302	355
Provisions	24	970	2,217	-
Taxes payable		11,287	7,858	15,374
Other liabilities	25	73,424	109,764	121,637
Deferred income		542,832	446,381	433,882
Hedging liabilities	27	30,480	180,113	6,936
Liabilities accrued at the date of the report	28	99,159	130,675	114,499
Total current liabilities		**1,523,339**	**1,551,460**	**1,294,573**
Non-Current liabilities				
Interest-bearing loans	21	2,389,521	2,087,859	1,791,468
Other financial liabilities	22	305,287	285,313	271,853
Trade and other accounts payable	23	72,000	90,000	-
Provisions	24	26,834	26,344	25,399
Deferred tax liabilities	20	240,619	167,372	171,046
Other liabilities	25	55,038	47,664	61,586
Obligations for long-term and post-employment benefits	26	5,555	3,865	4,082
Hedging liabilities	27	47,853	168,385	47,815
Total non-current liabilities		**3.142.707**	**2.876.802**	**2.373.249**
Total liabilities		**4.666.046**	**4.428.262**	**3.667.822**
NET EQUITY				
Net equity attributable to the parent company's equity holders				
Paid capital	29	453,444	453,444	453,444
Other reserves	29	(97,321)	(306,256)	(45,477)
Retained earnings	29	742,704	614,587	485,721
Sub-total net equity attributable to the parent company's equity holders		1,098,827	761,775	893,688
Minority interest		7,099	6,829	5,189
Total net equity		**1,105,926**	**768,604**	**898,877**
Total liabilities and net equity		5.771.972	5.196.866	4.566.699

The accompanying Notes 1 to 42 form an integral part of these consolidated financial statements.

Consolidated Statement of Income by Function

	Note	For the years ended December 31, 2009 ThUS$	December 31, 2008 ThUS$
Operating revenues	30	3,519,162	4,140,245
Cost of sales		(2,522,778)	(2,893,944)
Gross margin		**996,384**	**1,246,301**
Other operating income	33	154,534	161,422
Marketing costs		(114,462)	(107,304)
Distribution costs		(326,964)	(366,652)
Administrative expenses		(155,126)	(167,646)
Other operating expenses		(100,483)	(127,864)
Financial costs (from non-financial activities)	31	(153,109)	(125,488)
Earnings on investments (equity method)	17	315	696
Exchange rate differences	34	(11,237)	23,443
Result of indexation units		(605)	1,229
Negative goodwill		-	581
Other net earnings (losses)		(11,728)	(135,312)
Income before income taxes		277,519	403,406
Income tax	20	(44,487)	(65,094)
Net income for the period		**233,032**	**338,312**
Income for the period attributable to the parent company's equity holders		231,126	336,480
Income for the period attributable to minority interests		1,906	1,832
Net income for the period		**233,032**	**338,312**
Earnings per share			
Basic and diluted earnings per share (US$)	35	0.68	0.99

The accompanying Notes 1 to 42 form an integral part of these consolidated financial statements.

Consolidated Statement of Comprehensive Income by Function

	Note	For the years ended December 31, 2009 ThUS$	December 31, 2008 ThUS$
Net income for the period		233,032	338,312
Other income and expenses credited/charged to net equity:			
Cash flow hedges		252,508	(308,901)
Translation adjustments	34	1,442	(7,371)
Other reserves	29	(2,657)	-
Income tax related to components of other income and expenses credited/ charged to net equity	20	(41,917)	52,513
Comprehensive income and expenses for the period		209,376	(263,759)
Total comprehensive income for the period		**442,408**	**74,553**
Comprehensive income attributable to:			
Majority shareholders		439,320	73,900
Minority interests		3,088	653
Comprenhensive Income for the period		**442,408**	**74,553**

The accompanying Notes 1 to 42 form an integral part of these consolidated financial statements.

Statement of Changes in Net Equity

	Notes	Changes in Paid-in capital ThUS$
Opening balance as of January 1, 2009		**453,444**
Issuance of stock options	29-39	-
Comprehensive income for the period		-
Dividends	29	-
Other increases (decreases) in net equity	29	-
Closing balance as of December 31, 2009		**453,444**

	Notes	Changes in Paid-in capital ThUS$
Opening balance as of January 1, 2008		**453,444**
Issuance of stock options	29-39	-
Comprehensive income for the period		-
Dividends	29	-
Other increases (decreases) in net equity		-
Closing balance as of December 31, 2008		**453,444**

The accompanying Notes 1 to 42 form an integral part of these consolidated financial statements.

	Changes in other reserves							
	Reserve for stock options	Translation reserve	Hedging reserves	Other sundry reserves	Changes in retained earnings	Changes in net equity attributable to the parent	Changes in equity minority interests	Changes in net equity total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	1,801	(6,192)	(301,813)	(52)	614,587	761,775	6,829	768,604
	676	-	-	-	-	676	-	676
	-	1,268	209,583	(2,657)	231,126	439,320	3,088	442,408
	-	-	-	-	(104,622)	(104,622)	-	(104,622)
	-	-	-	65	1,613	1,678	(2,818)	(1,140)
	2,477	(4,924)	(92,230)	(2,644)	742,704	1,098,827	7,099	1,105,926

	Changes in other reserves							
	Reserve for stock options	Translation reserve	Hedging reserves	Other sundry reserves	Changes in retained earnings	Changes in net equity attributable to the parent	Changes in equity minority interests	Changes in net equity total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	-	-	(45,425)	(52)	485,721	893,688	5,189	898,877
	1,801	-	-	-	-	1,801	-	1,801
	-	(6,192)	(256,388)	-	336,480	73,900	653	74,553
	-	-	-	-	(207,614)	(207,614)	-	(207,614)
	-	-	-	-	-	-	987	987
	1,801	(6,192)	(301,813)	(52)	614,587	761,775	6,829	768,604

CONSOLIDATED STATEMENT OF CASH FLOWS - DIRECT-METHOD

	Note	December 31, 2009 ThUS$	For the years ended December 31, 2008 ThUS$
Cash flows from operations			
Collection of trade accounts receivable		3,871,189	4,648,591
Payments to suppliers		(2,494,716)	(3,243,160)
Payments to personnel		(636,603)	(614,528)
Refunds and payments of value added tax		40,319	(40,063)
Cash flows from operations, total		**780,189**	**750,840**
Interest received classified as from operations		13,542	8,226
Income tax refunds		15,460	-
Income tax payments		(5,156)	(26,994)
Other inflows (outflows) from operating activities		41,792	(100,977)
Cash flows from other operating activities, total		**65,638**	**(119,765)**
Net cash flow from operating activities		**845,827**	**631,075**
Net cash flow used in investment activities			
Disposals of property, Plant and equipment		10,777	6,625
Disposals of subsidiaries, net of cash		1,568	6,708
Disposals of other financial assets		8,743	14,511
Other cash flows (used in) investing activities		-	5
Dividends received classified as investment		414	813
Interest received classified as investment		2,637	2,743
Acquisitions of property, Plant and equipment		(538,576)	(779,315)
Acquisitions of subsidiaries, net of cash acquired		(3,360)	(698)
Acquisitions of other financial assets		(58,983)	(2,607)
Other investment disbursements		(12,888)	(23,388)
Net cash flow used in investment activities		**(589,668)**	**(774,603)**

	Note	December 31, 2009 ThUS$	For the years ended December 31, 2008 ThUS$
Net cash flow from financing activities			
Loans obtained		671,425	574,874
Loans repaid		(261,705)	(102,644)
Payments of liabilities under financial leases		(62,858)	(52,386)
Interest payments classified as financing		(129,323)	(81,421)
Dividend payments to minority shareholders		(315)	(417)
Dividend payments by the reporting entity		(139,622)	(222,386)
Other cash flows from (used in) financing activities		21,588	(15,210)
Net cash flow from financing activities		**99,190**	**100,410**
Net increase (decrease) in cash and cash equivalents		355,349	(43,118)
Effects of exchange-rate fluctuations on cash and cash equivalents		(24,824)	(1,493)
Cash and cash equivalents shown in the statement of cash flows, opening balance	7	**400,972**	**445,583**
Cash and cash equivalents shown in the statement of cash flows, closing balance	7	**731,497**	**400,972**

The accompanying Notes 1 to 42 form an integral part of these consolidated financial statements.

Notes to the Interim Consolidated Financial Statements

As of December 31, 2009

LAN AIRLINES S.A. AND SUBSIDIARIES

NOTE 1 - GENERAL INFORMATION

Lan Airlines S.A. (the "Company" or "LAN") is an open corporation registered with the Chilean Superintendency of Securities and Insurance (SVS), under No.306, whose shares are quoted in Chile on the Valparaíso Stock Exchange, the Chilean Electronic Exchange and the Santiago Stock Exchange; it is also quoted on the New York Stock Exchange (NYSE) in the form of American Depositary Receipts (ADRs). Its principal business is passenger and cargo air transportation, both in the domestic markets of Chile, Peru, Argentina, Ecuador and Brasil and a series of regional and international routes in America, Europe and Oceania. These businesses are performed directly or through its subsidiaries in different countries.

The Company is located at Avenida Américo Vespucio Sur 901, Renca, Santiago, Chile.

Corporate governance practices of the Company are set in accordance with Securities Market Law 18,045, the Corporations Law 18,046 and its regulations, and the regulations of the SVS and the laws and regulations of the United States of America and the US Securities and Exchange Commission (SEC) with respect to the issuance of ADRs.

The Board of the Company is composed of nine members who are elected every two years by the ordinary shareholders meeting. The board meets in regular monthly sessions and in extraordinary sessions as the corporate needs demand. Of the nine board members, three form part of its Directors' Committee which fulfills both the role foreseen in the Corporations Law and the functions of the Audit Committee required by the Sarbanes Oxley Act of the United States of America and the respective regulations of the SEC.

Under a shareholder agreement signed in 2004, the Society is controlled jointly by the Cueto group, represented by Costa Verde Aeronáutica S.A. and Investment Mineras del Cantábrico S.A., and the Piñera group, through Axxion S.A. and Investment Santa Cecilia S.A. As of December 31, 2009, the Company had a total of 1,211 registered shareholders, and 8.65% of the Company's share capital was in the form of ADRs.

For the year ended on Decemer 31, 2009 the Company had an average of 16,579 employees, ending the year with a total of 16,844 people, with 3,106 in administration, 2,264 in maintenance, 4,852 in operations, 2,890 cabin crew, 1,380 flight personnel and 2,352 in sales.

The subsidiaries included in these consolidated financial statements are as follows:

Company	Tax No.	As of December 31, 2009 Direct %	Indirect %	As of December 31, 2008 Direct %	Indirect %	As of January 01, 2008 Direct %	Indirect %
Comercial Masterhouse S.A.	96.518.860-6	99.9900	0.0100	99.9900	0.0100	99.9900	0.0100
Inmobiliaria Aeronáutica S.A.	96.763.900-1	99.0100	0.9900	99.0100	0.9900	99.0100	0.9900
Lan Card S.A.	96.967.400-9	0.0000	0.0000	0.0000	0.0000	99.0000	1.0000
Lan Pax Group S.A. and Subsidaries	96.969.680-0	99.8361	0.1639	99.8361	0.1639	99.8361	0.1639
Sistema de Distribución Amadeus Chile S. A.	78.074.340-9	0.0000	0.0000	0.0000	0.0000	50.0000	50.0000
Lan Perú S.A.	Foreign	49.0000	21.0000	49.0000	21.0000	49.0000	21.0000
Lan Chile Investments Limited and Subsidaries	Foreign	99.9900	0.0100	99.9900	0.0100	99.9900	0.0100
Lan Cargo S.A. and Subsidaries	93.383.000-4	99.8939	0.0041	99.8939	0.0041	99.8939	0.0041
South Florida Air Cargo INC.	Foreign	0.0000	0.0000	0.0000	0.0000	0.0000	100.0000
Connecta Corporation	Foreign	0.0000	100.0000	0.0000	100.0000	0.0000	0.0000
Prime Airport Services Inc.	Foreign	0.0000	100.0000	0.0000	100.0000	0.0000	100.0000
Transporte Aéreo S.A.	96.951.280-7	0.0000	100.0000	0.0000	100.0000	0.0000	100.0000
Ediciones Ladeco América S.A.	96.634.020-7	0.0000	100.0000	0.0000	100.0000	0.0000	100.0000
Aircraft International Leasing Limited	Foreign	0.0000	100.0000	0.0000	100.0000	0.0000	100.0000
Fast Air Almacenes de Carga S.A.	96.631.520-2	0.0000	100.0000	0.0000	100.0000	0.0000	100.0000
Ladeco Cargo S.A.	96.631.410-9	0.0000	100.0000	0.0000	100.0000	0.0000	100.0000
Laser Cargo S.R.L.	Foreign	0.0000	100.0000	0.0000	100.0000	0.0000	100.0000
Lan Cargo Overseas Limited and Subsidaries	Foreign	0.0000	100.0000	0.0000	100.0000	0.0000	100.0000
Lan Cargo Investment S.A. and Subsidaries	96.969.690-8	0.0000	100.0000	0.0000	100.0000	99.0000	1.0000
Blue Express INTL S.A. and Subsidaries	96.801.150-2	0.0000	100.0000	0.0000	100.0000	0.0000	100.0000
Inversiones Lan S.A. and Subsidaries	96.575.810-0	99.7100	0.0000	99.7100	0.0000	99.7100	0.0000
Sociedad de Seguridad Aérea S.A.	78.005.760-2	0.0000	0.0000	0.0000	0.0000	0.0000	100.0000
Terminal de Exportación Intern S.A.	96.854.560-4	0.0000	0.0000	0.0000	0.0000	0.0000	100.0000

Additionally as indicated in Note 3, the Company has proceeded to consolidate certain special purpose entities according to Standing Interpretations Committee 12: Consolidation Special purpose entities ("SIC 12").

All the entities controlled have been included in the consolidation. Changes in the scope of consolidation from January 01, 2008 and December 31, 2009, are detailed below:

1. Sales of company

- Sistema de Distribución Amadeus Chile S.A., direct subsidiary of Lan Airlines S.A.
- Sociedad de Seguridad Aérea S.A., direct subsidiary of Lan Cargo S.A.
- Terminal de Exportación Inter. S.A., direct subsidiary of Lan Cargo S.A.

2. Dissolution of Societies

- Línea Aérea de Navegación Dominicana S.A., indirect subsidiary of Lan Chile Investments Limited.
- South Florida Air Cargo Inc., direct subsidiary of Lan Cargo S.A.
- Lan Card S.A., direct subsidiary of Inversiones Lan S.A.
- Trinery S.A., indirect subsidiary of Lan Chile Investments Limited.
- Nicsy S.A., indirect subsidiary of Lan Chile Investments Limited

3. Incorporation or acquisition of companies

- Connecta Corporation, direct subsidiary of Lan Cargo S.A.
- Línea Aérea Carguera de Colombia S.A., direct subsidiary of Lan Cargo Inversiones S.A.
- Florida West Technical Services LLC., direct subsidiary of Prime Airport Services S.A.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following describes the principal accounting policies adopted in the preparation of these consolidated financial statements. As required by International Financial Reporting Standard 1: first-time adoption ("IFRS 1"), these policies have been determined on the basis of the IFRS current at December 31, 2009, which have been applied uniformly in all the periods shown in these consolidated financial statements.

Preparation

These consolidated financial statements of the Company relate to the period ended December 31, 2009 constitute the first annual financial statement prepared in accordance with International Financial Reporting Standars (IFRS), as issued by the International Accounting Standards Board (IASB) which have been adopted in Chile under the name of Chilean Financial Reporting Standards (CHFRS), and represent the integral, explicit and unreserved adoption of these international standards. Before, the group's consolidated financial statements were prepared in accordance with accounting principles generally accepted in Chile (Chilean GAAP).

The consolidated financial statements have been prepared under the historic-cost criterion, although modified by the valuation at fair value of certain financial instruments.

The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to use its judgment in applying the Company's accounting policies. Note 5 shows the areas that imply a greater degree of judgment or complexity or the areas where the assumptions and estimates are significant to the consolidated financial statements.

At the date of these consolidated financial statements, the following accounting pronouncements had been issued by the IASB, but whose application was not mandatory:

Standards and amendments	Mandatory application: periods beginning
IFRS 1 revised: First-time adoption of international financial reporting standards	01/07/2009
IFRS 3 revised: Business combinations	01/07/2009
Amendment to International Accounting Standard ("IAS 27"): Consolidated and separate financial statements	01/07/2009
Amendment to IAS 39: Financial instruments: recognition and measurement	01/07/2009
Improvement to the IFRS	01/01/2010
Amendment toIFRS 2: Share based payments	01/01/2010
Amendment to IAS 1: Presentation of the financial statements	01/01/2010
Amendment to IAS 32: Financial instruments, presentation on classification of rights issues	01/01/2010
Amendment to IAS 24: Related party disclosures	01/01/2011
IFRS 9: Financial instruments, classification and measurement	01/01/2013

Interpretation	Mandatory application: periods beginning
International Financial Reporting Interpretations Committee ("IFRIC 17"): Distributions to owners of non-monetary assets	01/07/2009
IFRIC 18: Transfers of assets from customers	01/07/2009
IFRIC 19: Extinguishing financial liabilities with equity instruments	01/07/2010
Amendment to IFRIC 14: Pre-payments of a minimum funding requirement	01/01/2011

The Company's management believes that the adoption of the standards, amendments and interpretations described above will not have a significant impact on the Company's consolidated financial statements in the period of their first application.

2.2. Consolidation

(a) Subsidiaries

Subsidiaries are all the entities (including special-purpose entities) over which the Company has the power to control the financial and operating policies, which are generally accompanied by a holding of more than half of the voting rights. In evaluating whether the Company controls another entity, the existence and effect of potential voting rights that are currently excercisable or convertible to the date of the consolidated financial statements. The subsidiaries are consolidated from the date on which control is passed to the Company and they are excluded from the consolidation on the date they cease to be so controlled.

The Company uses the acquisition-cost method or the purchase for accounting for the purchase of subsidiaries. The cost of acquisition is the fair value of the assets delivered, the equity instruments issued and the liabilities incurred or assumed on the exchange date, plus the costs directly attributable to the acquisition. The identifiable assets acquired and the liabilities and contingent liabilities assumed in a business combination are initially valued at their fair value on the date of acquisition, regardless of the extent of the minority interests. The excess of the acquisition cost over the fair value of the Company's holding in the net identifiable assets acquired is shown as goodwill. If the cost is less than the fair value of the net assets of the acquired subsidiary, the difference is recorded directly in the consolidated statement of income (Note 2.5. (a)).

Inter-company transactions, balances and unrealized gains on transactions between the Company's entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment loss of the asset transferred. When necessary in order to ensure uniformity with the policies adopted by the Company, the accounting policies of the subsidiaries are modified.

(b) Transactions and minority holdings

The Group applies the policy of considering transactions with minorities as transactions with parties outside Lan Airlines S.A. and Subsidiaries. The disposal of minority holdings generates gains or losses for Lan Airlines S.A. and Subsidiaries which are shown in the consolidated statement of income. The acquisition of minority holdings generates goodwill, this being the difference between the price paid and the corresponding proportion of the book value of the net assets of the subsidiary.

(c) Investees or associates

Investees or associates are all entities over which Lan Airlines S.A. and Subsidiaries exercise a significant influence but has no control, this usually arise by a holding of between 20% and 50% of the voting rights. Investments in associates are booked using the equity method and are initially recorded at their cost.

The participation of Lan Airlines S.A. and Subsidiaries in the losses or gains after the acquisition of its investees or associates is shown in results, and its participation in post.acquisition movements in reserves of investees or associates are shown in reserves. Movements post-acquisition accumulated is adjusted against the carrying amount of the investment. When the participation of Lan Airlines S.A. and Subsidiaries in the losses of an investee or associate is equal to or more than its holding in it, including any other non guaranteed account receivable, Lan Airlines S.A. and Subsidiaries will not show the additional losses unless it has incurred obligations or made payments on behalf of the investee or associate.

Gains or losses for dilution in investees or associates are shown in the consolidated statement of income.

2.3. Foreign currency transactions

(a) Presentation and functional currencies

The items included in the financial statements of each of the entities of Lan Airlines S.A. and Subsidiaries are valued using the currency of the main economic environment in which the entity operates (the functional currency). The functional currency of Lan Airlines S.A. is the United States dollar which is also the currency of presentation of the consolidated financial statements of Lan Airlines S.A. and Subsidiaries.

(b) Transactions and balances

Foreign currency transactions are translated to the functional currency using the exchange rates on the transaction dates. Foreign currency gains and losses resulting from the liquidation of these transactions and from the translation at the closing exchange rates of the monetary assets and liabilities denominated in foreign currency are shown in the consolidated statement of income.

(c) Group entities

The results and financial position of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency other than the currency of presentation are translated to the currency of presentation as follows:

(i) Assets and liabilities of each consolidated statement of financial position presented are translated at the closing exchange rate on the consolidated statement of financial position date;

(ii) The revenues and expenses of each results account are translated at the exchange rates prevailing on the transaction dates,

(iii) All the resultant exchange differences are shown as a separate component in net equity.

In the consolidation, exchange differences arising from the translation of a net investment in foreign entities (or local with a functional currency different to that of the parent), and of loans and other foreign currency instruments designated as hedges for these investments, are recorded within net equity. When the investment is sold, these exchange differences are shown in the consolidated statement of income as part of the loss or gain on the sale.

Adjustments to the goodwill and fair value arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the period-end exchange rate.

2.4. Property, plant and equipment

The land of Lan Airlines S.A. and Subsidiaries are recognized at cost less any accumulated impairment loss. The rest of the property, plant and equipment are shown, initially and subsequently, at their historic cost less the corresponding depreciation.

The amounts of advance payments to manufacturers of aircraft, are activated by the Company under Construction in progress until receipt of them, at which they are liquidated.

Subsequent costs (replacement of components, improvements, extensions, etc.) are included in the value of the initial asset or shown as a separate asset only when it is probable that the future economic benefits associated with the elements of property, plant and equipment are going to flow to the Company and the cost of the element can be determined reliably. The value of the component replaced is written off in the books. The rest of the repairs and maintenance are charged to the result of the year in which they are incurred.

Depreciation of property, plant and equipment is calculated using the straight-line method over their estimated useful lives technical; except in the case of certain technical components which are depreciated on the basis of cycles and hours flown.

The residual value and useful life of assets is revised, and adjusted if necessary, once a year.

When the value of an asset is higher than its estimated recoverable amount, its value is reduced immediately to its recoverable amount (Note 2.7).

Losses and gains on the sale of property, plant and equipment are calculated by comparing the proceeds obtained with the book value and are included in the consolidated statement of income.

2.5. Intangible assets

(a) Goodwill

Goodwill represents the excess of acquisition cost over the fair value of the Company's participation in the net identifiable assets of the subsidiary or associate on the acquisition date. Goodwill related to acquisitions of subsidiaries is included in Intangible assets and is subjected to tests for impairment annually. Gains and losses on the sale of an entity include the book amount of the goodwill related to the entity sold.

(b) Computer software

Licenses for computer software acquired are capitalized on the basis of the costs incurred in acquiring them and preparing them for using the specific software. These costs are amortized over their estimated useful lives.

Expenses related to the development or maintenance of computer software, are shown as an expense when incurred. Costs directly related to the production of unique and identifiable computer software controlled by the Company, are shown as intangible assets when met all the criteria for capitalization. The direct costs include the expenses of the personnel who develop the computer software and other costs directly associated.

Development costs of computer software shown as assets are amortized over their estimated useful lives.

2.6. Interest costs

Interest costs incurred for the construction of any qualified asset are capitalized over the time necessary for completing and preparing the asset for its intended use. Other interest costs are charged to income.

2.7. Losses for impairment of non-financial assets

Assets that have an indefinite useful life, and developing IT projects, are not subject to amortization and are subject to annual testing for impairment losses. Assets subject to amortization are subjected to impairment tests whenever any event or change in circumstances indicates that the book value of the assets may not be recoverable. An impairment loss is recorded when the book value is greater than the recoverable value. The recoverable value is the greater of the fair value of an asset less the costs of the sale or its value in use. In evaluating the impairment, the assets are grouped at the lowest level for which cash flows are separately identifiable (CGUs). Non-financial assets other than goodwill that have suffered an impairment loss are subjected to a test once a year to check that there has been no reversal of the loss.

2.8. Financial assets

The Company classifies its financial instruments in the following categories: financial assets at fair value through profit and loss, loans and accounts receivable and financial assets held to maturity. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at the time of they are purchased.

a) Financial assets at fair value through profit and loss

Financial assets at fair value through profit and loss are financial instruments held for trading. A financial assetes is classified in this category if acquired mainly for the purpose of being sold in the near future. Derivatives are also classified as acquired for trading unless they are designated as hedges. Assets in this category are classified as current assets.

(b) Loans and accounts receivable

Loans and accounts receivable are non-derivative financial instruments with fixed or determinable payments not traded on an active market. These items are classified in current assets except for those with maturity over 12 months from the date of the consolidated statement of financial position, which are classified as non-current assets. Loans and accounts receivable are included in trade and other accounts receivable in the consolidated statement of financial position (Note 2.11).

(c) Financial assets held to maturity
Financial assets held to maturity are non-derivative financial instruments with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and capacity to hold until their maturity. Should the Company sell a not-insignificant amount of the financial assets held to their maturity, the whole category is reclassified as available for sale. These financial instruments held to maturity are included in non-current assets, except for those maturing within 12 months from the consolidated statement of financial position, which are classified as current assets.

The company valued at the date of each consolidated statement of financial position if there is objective evidence that a financial asset or group of financial assets may have suffered an impairment loss. For the case of financial assets held to maturity, if any evidence of impairment, the amount of the provision is the difference between the book value of the assets and the present value of the estimated future cash flows, discounted at the original effective interest rate

2.9. Derivative financial instruments and hedging activities

Derivatives are booked initially at fair value on the date the derivative contracts are signed and later they continue to be valued at their fair value. The method for booking the resultant loss or gain depends on whether the derivative has been designated as a hedging instrument and, if so, the nature of the item hedged. The Company designates certain derivatives as:

(a) Hedge of the fair value of recognized assets (fair value hedge);

(b) Hedge of a concrete risk associated with a recognized liability or an expected highly-probable transaction (cash-flow hedge), or

(c) Derivatives that do not qualify for hedge accounting.
The Company documents, at the inception of each transaction, the relationship between the hedging instrument and the hedged item, as well as its objectives for managing risk and the strategy for carrying out various hedging transaction. The Company also documents its assessment, both at the beginning and on an ongoing basis, as to whether the derivatives used in the hedging transactions are highly effective in off setting the changes in the fair value or cash flows of the items being hedged.

The total fair value of the hedging derivatives is booked as a non-current asset or liability if the remaining maturity of the item hedged is over 12 months, and as a current asset or liability if the remaining term of the item hedged is less than 12 months. Derivatives not booked as hedges are classified as a current asset or liability.

(a) Fair value hedges
Changes in the fair value of derivatives designated and that qualify as fair value hedges are shown in the consolidated statement of income, together with any change in the fair value of the asset or liability hedged that is attributable to the risk being hedged.

(b) Cash flow hedges
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is shown in net equity. The loss or gain relating to the ineffective portion is recognized immediately in the consolidated statement of income under Other net gains / (losses).

In the case of variable interest-rate hedges, this means that the amounts recognized in equity are reclassified to results within Financial cost at the same time the associated debts accrue interest.

For fuel price hedges, the amounts shown in equity are reclassified to income as Cost of sales to the extent that the fuel subject to the hedge is used.

When hedging instruments mature or are sold or when they do not meet the requirements to be accounted for as hedges, any gain or loss accumulated in net equity until that moment remains in equity and is reclassified to the consolidated statement of income when the hedged transaction is finally recognised. When it is expected that

the hedged transaction is no longer going to occur, the gain or loss accumulated in net equity is taken immediately to the consolidated statement of income as Other net gains (losses).

(c) Derivatives not booked as a hedge

Certain derivatives are not booked as a hedge. The changes in fair value of any derivative instrument that is not booked as a hedge are shown immediately in the consolidated statement of income, in "Other net gains (losses)".

2.10. Inventories

Inventories, detailed in note 11, are shown at the lower of cost and their net realization value. The cost is determined on the basis of the weighted average cost method. The net realization value is the estimated sale price in the normal course of business, less applicable variable sale costs.

2.11. Trade and other accounts receivable

Trade accounts receivable are shown initially at their fair value and later at their amortized cost in accordance with the effective interest rate method, less the allowance for impairment losses. An allowance for impairment losses of trade accounts receivable is made when there is objective evidence that the Company will not be able to recover all the amounts due according to the original terms of the accounts receivable. The existence of significant financial difficulties by the debtor, the probability that the debtor is entering bankruptcy or financial reorganization and the default or delay in making payments are considered as indicators that the receivable has been impaired. The amount of the provision is the difference between the book value of the assets and the present value of the estimated future cash flows, discounted at the original effective interest rate. The book value of the asset is reduced by the amount of the allowance and the loss is shown in the consolidated statement of income in Cost of sales. When an account receivable is written off, it is charged to the allowance account for the accounts receivable.

2.12 Cash and cash equivalents

Cash and cash equivalents include cash and bank balances, time deposits in credit institutions, other short-term and easily-liquidated investments with an original maturity of three months or less.

2.13. Capital

The common shares are classified as net equity.

Incremental costs directly attributable to the issuance of new shares or options are shown in net equity as a deduction, net of taxes, from the proceeds obtained.

2.14.Trade and other accounts payable

Trade payables and other accounts payables are initially recognized at fair value and subsequently at amortized cost are valued according to the method of the effective interest rate.

2.15. Interest-bearing loans

Financial liabilities are shown initially at their fair value, net of the costs incurred in the transaction. Later, these financial liabilities are valued at their amortized cost; any difference between the proceeds obtained (net of the necessary arrangement costs) and the repayment value, is shown in the consolidated statement of income during the term of the debt, according to the effective interest rate method.

Financial liabilities are classified in current and non-current liabilities according to the contractual payment dates of the nominal principal.

2.16. Deferred taxes

Deferred taxes are calculated, according to the balance-sheet method, on the temporary differences arising between the fiscal amounts of assets and liabilities and their book values. However, if the deferred taxes arise from the initial recognition of a liability or an asset in a transaction different from a business combination that at the time of the transaction does not affect the accounting result or the tax gain or loss, they are not booked. The deferred tax is determined using the tax rates (and laws), that have been enacted or substantially enacted by balance sheet day, and are expected to apply when the related deferred tax asset is realized or the deferred tax liability discharged.

Deferred tax assets are recognised when it is probable that there will be sufficient future tax earnings with which to compensate the temporary differences.

Deferred taxes are recorded on the temporary differences arising on investments in subsidiaries and associates, since it controls the date on which these will be rolled back and is likely that these will not reverse in the foreseeable future.

2.17. Employee benefits

(a) Personnel vacations

The Company recognizes the expense for personnel vacations on an accrual basis.

(b) Share-based compensation

The compensation plans implemented by the granting of options for the subscription and payment of shares are shown in the consolidated financial statements in accordance with IFRS 2: Share based payments, showing the effect of the fair value of the options granted as a charge to remuneration on a straight-line basis between the date of granting such options and the date on which these become vested.

(c) Post-employment and other long-term benefits

Provisions are made for these obligations by the application of the actuarial value of the accrued cost of the benefit method, and take into account estimates of future permanence, mortality rates and future wage increases determined on the basis of actuarial calculations. The discount rates are determined by reference to market interest-rate curves. Actuarial gains or losses are shown in results in the period when they occur.

(d) Incentives

The Company contemplates an annual incentives plan for its personnel for compliance with objectives and individual contribution to the results. The incentives eventually granted consist of a given number or portion of monthly remuneration and the provision is made on the basis of the estimated amount for distribution.

2.18. Provisions

Provisions are recognised when:

- (i) The Company has a present legal or implicit obligation as a result of past events.
- (ii) It is probable that some payment is going to be necessary to settle an obligation, and
- (iii) The amount has been reliably estimated.

Provisions are shown at the present value of the disbursements expected to be necessary for settling the obligation using the Company's best estimates. The discount rate used for determining the present value reflects current market evaluations on the consolidated statements of financial position date of the time value of money, plus the specific risk related to the liability in particular.

2.19. Revenue recognition

Operating revenues include the fair value of the proceeds received or to be received on sales of goods and services in the ordinary course of the Company's business. Operating revenues are shown net of refunds, rebates and discounts.

(a) Sales of services

a.1 Passenger and cargo transport

The Company shows revenue from the transportation of passengers and cargo once the service has been provided.

a.2 Frequent flyer program

The Company currently has a frequent flyer program called Lan Pass, whose objective is customer loyalty through the delivery of kilometers every time that members make certain flights, use the services of entities inscribed to it or make purchases with an associated credit card. The kilometers earned can be exchanged for flights tickets or other services of associated entities. The consolidated financial statements include liabilities for this concept (deferred income), according to the estimate of the valuation established for the kilometers accumulated pending use at that date, in accordance with IFRIC 13: Customer loyalty programmes.

a.3 Other revenues

The Company records revenues for other services when these have been provided.

(b) Interest income

Interest income is booked using the effective interest rate method.

(c) Dividend income

Dividend income is booked when the right to receive the payment is established.

2.20. Leases

(a) When the Company is the lessee – financial lease

The Company leases certain property, plant and equipment in which it has substantially all the risk and benefits deriving from the ownership; they are therefore classified as financial leases. Financial leases are capitalized at the start of the lease at the lower of the fair value of the asset leased and the present value of the minimum lease payments.

Every lease payment is separated between the liability component and the financial expenses so as to obtain a constant interest rate over the outstanding amount of the debt. The corresponding leasing obligations, net of financial charges, are included in Interest-bearing loans. The element of interest in the financial cost is charged in the consolidated statement of income over the lease period so that it produces a constant periodic rate of interest on the remaining balance of the liability for each period. The asset acquired under a financial lease is depreciated over the shorter; its useful life and lease term is included in Property, plant and equipment.

(b) When the Company is the lessee – operating lease

Leases, in which the lessor retains an important part of the risks and benefits deriving from ownership, are classified as operating leases. Payments with respect to operating leases (net of any incentive received from the lessor) are charged in the consolidated statement of income on a straight-line basis over the term of the lease.

2.21. Non-current assets (or disposal groups) held for sale

Non-current assets (or disposal groups) are classified as assets held for sale and are shown at the lesser of their book value and the fair value less the cost of sale.

2.22. Maintenance

Costs incurred for scheduled major maintaining the aircraft fuselage and engines are capitalized and depreciated until the next maintenance. The depreciation rate is determined on technical grounds, according to its use expressed based on cycles and flight hours.

The unscheduled maintenances of aircraft and engines are charged to income as incurred.

2.23. Environment

Disbursements related to environmental protection are charged to income when incurred.

NOTE 3 - TRANSITION TO IFRS

3.1 Basis of transition to IFRS

3.1.1 Application of IFRS 1

These consolidated financial statements of the Company relate to the period ended December 31, 2009 and were prepared in accordance with International Financial Reporting Standards (IFRS). The Company has applied the provisions of IFRS 1 in preparing its consolidated financial statements.

The Company's transition date is January 1, 2008, for which it has prepared its opening consolidated statements of financial position under IFRS at that date. The date of adoption of IFRS is January 1, 2009.

In accordance with IFRS 1, all the obligatory exceptions and some of the optional exemptions have been applied retroactively in the preparation of the above-mentioned consolidated financial statements.

3.1.2 Exemptions in the retroactive application chosen by Lan Airlines S.A. and Subsidiaries

(a) Business combinations

The Company has applied the exemption contained in IFRS 1 for business combinations. It has therefore re-expressed all business combinations beginning in 1997.

(b) Fair value or revaluation as deemed cost

The Company has chosen to measure certain items of property, plant and equipment at their fair value on the date of transition, January 1, 2008.

(c) Personnel benefits

The Company has chosen to recognize all actuarial gains and losses accumulated at January 1, 2008.

3.2. Reconciliation of IFRS and accounting principles generally accepted in Chile

The reconciliations set out below show the quantification of the impact of the transition to IFRS in the Company:

3.2.1 Net equity as of December 31, 2008
3.2.2 Net equity as of January 1, 2008
3.2.3 Consolidated Income for the period ended December 31, 2008
3.2.4 Statement of consolidated cash flows for the year ended December 31, 2008

3.2.1 Reconciliation of net equity as of December 31, 2008

	ThUS$
Chilean GAAP	**1,117,978**
Lan Pass program	(91,945)
Fixed assets	38,122
Financial debt	10,450
Goodwill	30,598
Japanese Operating Lease ("JOL") Consolidation	(34,490)
Maintenance	14,723
Deferred taxes complementary accounts	(8,169)
Reserve for derivative hedges	(301,813)
Minority holdings	6,829
Translation adjustment	(6,192)
Others	(7,487)
Effect of transition to IFRS	**(349,374)**
Net equity according to IFRS	**768,604**

3.2.2 Reconciliation of net equity as of January 1, 2008

	ThUS$
Chilean GAAP	**988,052**
Lan Pass program	(83,245)
Fixed assets	51,082
Financial debt	14,884
Goodwill	27,580
JOL consolidation	(44,454)
Maintenance	(477)
Deferred taxes complementary accounts	(8,645)
Reserve for derivative hedges	(45,425)
Minority holdings	5,189
Others	(5,664)
Effect of transition to IFRS	**(89,175)**
Net equity according to IFRS	**898,877**

3.2.3 Reconciliation of consolidated income for the year ended December 31, 2008

	ThUS$
Chilean GAAP	**335,739**
JOL consolidation	9,964
Maintenance	15,200
Fixed assets	(12,960)
Financial debt	(4,434)
Lan Pass program	(8,700)
Minority holdings	1,831
Goodwill	3,018
Others	(1,346)
Effect of transition to IFRS	**2,573**
IFRS at the date of the last annual financial statements	338,312
Other income and expenses credit/charge to net equity:	
Cash flow hedges	(308,901)
Translation adjustments	(7,371)
Income tax related to components of other income and expenses credit/charged to net equity	52,513
Comprehensive income of the period under IFRS	74,553

The following explain the different concepts included in the above conciliations.

1. Lan Pass program

Under Chilean GAAP, the accumulated kilometers were booked as a provision calculated at their incremental cost. According to IFRS, the kilometers are booked as deferred income according to their fair value, until the moment they are flown.

2. Property, plant and equipment

For its first adoption, the Company revalued some components of property, plant and equipment, mainly buildings, land and other technical components. The re-appraisal was carried out once only in accordance with IFRS 1 and the new value corresponds to the initial cost of the assets at the transition date. The book value of goods re-appraisaled to January 01, 2008 and December 31, 2008 amounts to ThUS$ 66,249 and ThUS$ 62,559 respectively. Financing costs become part of the effective interest rate of the loan for financing fixed assets, which is deducted from the capitalized value.

3. Financial liabilities

The financing costs booked as property, plant and equipment under Chilean GAAP, become part of the effective interest rate of the loan under IFRS. The calculation of financial expenses is determined using the amortized cost method.

4. Goodwill

Under IFRS, the Company has considered goodwill as an intangible asset of indefinite useful life. At least once a year, the cash-flow generating unit that originated the goodwill is evaluated for possible impairment of its fair value. If there is evidence of impairment, the goodwill is adjusted against income. For the purposes of the first adoption, the Company decided to re-calculate the business combinations occurred since 1997, so the amortization of goodwill has been reversed since then. No other effects are generated from these re-calculations.

5. JOL consolidation

The Company operates 17 aircraft under a financing structure called Japanese Operating Lease (JOL). This method involves the creation of a special purpose entity that acquires aircraft with bank and third-party financing. Under Chilean GAAP, the aircraft under this scheme are booked as operating leases, generating a charge for aircraft leasing in the consolidated statement of income. Under IFRS and therefore with SIC 12, these aircraft are shown in the consolidated statement of financial position as part of Property, plant and equipment and the corresponding debt is shown as a liability.

6. Maintenance

Under Chilean GAAP, only own-fleet major maintenance is recognized as an asset, while major maintenance on the leased fleet was recognized via provisions until the next maintenance was carried out. Under IFRS, major maintenance of the whole fleet is capitalized and amortized, recognizing the obligations in the beginning for the fleet leased of the asset received.

7. Deferred tax complementary accounts

Under Chilean GAAP, the Technical Bulletin No.60 of the Chilean Institute of Accountants permitted booking the effect of the first application of this regulation against an account in the consolidated statement of financial position called "Complementary asset (liability) for deferred (assets) liabilities. These complementary assets (liabilities) were amortized against income in the period estimated for reversal of the temporary difference originating it, except for complementary liabilities originated by the accounting of assets for deferred taxes for tax losses, in which case the amortization was made on the basis of the actual use of such losses. Under IFRS, the complementary asset (liability) accounts were all reversed against retained earnings on the first adoption.

On the other hand, all the differences between Chilean GAAP and IFRS transition that were booked, either in retained earnings or in other reserves, were subjected to the calculation and booking of the corresponding deferred tax, which was booked in the entry originating it. For the reconciliations presented at each of the relevant dates, the differences due to the standards are therefore net of deferred tax.

8. Reserve for derivative hedges

Under IFRS, on a cash flow hedge, the gains and losses related to fuel or interest rate hedges are shown in the consolidated statement of income within the line item corresponding to the item being hedged (cost or financial expenses). In addition, in a cash flow hedge under IFRS, the fair value of the derivative contracts is deferred within an equity reserve account. This represents a change with respect to fuel hedges as before, under Chilean GAAP, the gains or losses related to them were recognized within the non-operating result, while the fair value of both the fuel and interest-rate hedges was recognized within asset and liability accounts.

9. Minority holdings

Under IFRS, the Company's net equity comprises both the holding corresponding to the shareholders of the parent Company and the minority shareholders in its affiliates. Under Chilean GAAP, the minority holding was classified within a line item between long-term liabilities and net equity.

10. Translation adjustment

Under IFRS, the cumulative translation adjustment of those companies whose functional currency is other than the currency of presentation of the financial statements is included in net equity. These companies correspond to subsidiaries whose functional currencies are Chilean pesos and Argentine pesos.

3.2.4 Reconciliation of consolidated statement of cash flows for the year ended December 31, 2008

The principal differences between Chilean GAAP and IFRS in the preparation of the statement of cash flows are related to the classification of amounts paid for financial leases (included as investment activities in Chilean GAAP and as financing activities under IFRS), interest paid (included as operating activities under Chilean GAAP and as financing activities under IFRS) and guarantees given for derivative contracts (included as financing activities under Chilean GAAP and as operating activities under IFRS).

	Operational Cash Flow ThUS$	Investment Cash Flow ThUS$	Financing Cash Flow ThUS$
Chilean GAAP	**729,129**	**(830,545)**	**58,760**
Interest paid	81,421	-	(81,421)
Interest earned	(2,743)	2,743	-
Dividends paid by associated	(813)	813	-
Leasing fee payment	-	52,386	(52,386)
Guarantees derivative contracts	(175,457)	-	175,457
Effects of functional currency change	(462)	-	-
Effect of transition to IFRS	(98,054)	55,942	41,650
Cash flow under IFRS	**631,075**	**(774,603)**	**100,410**

NOTE 4 - FINANCIAL RISK MANAGEMENT

4.1. Financial risk factors

The Company's activities are exposed to different financial risks: (a) market risk, (b) credit risk, and (c) liquidity risk. The Company's global risk management program is focused on uncertainty in the financial markets and tries to minimize the potential adverse effects on the net margin. The Company uses derivatives to hedge part of these risks.

(a) Market risk

Due to the nature of its operations, the Company is exposed to market risks such as (i) fuel-price risk, (ii) interest-rate risk, and (iii) local exchange-rate risk. In order to fully or partially hedge all these risks, the Company operates with derivative instruments to fix or limit rises in the underlying assets.

(i) Fuel-price risk:

Fluctuations in fuel prices largely depend on the global supply and demand for oil, decisions taken by Organization of Petroleum Exporting Countries (OPEC), global refining capacity, stock levels maintained, and weather and geopolitical factors.

The Company purchases an aircraft fuel called Jet Fuel grade 54. There is a benchmark price in the international market for this underlying asset, which is US Gulf Coast Jet 54. However, the future of this market has low liquidity index as hedges in society performs West Texas Intermediate (WTI) crude, which has a high correlation with Jet Fuel and is a highly liquid asset and therefore has advantages in comparison to the use of index U.S. Gulf Coast Jet 54.

During 2009, the Company booked losses of US$ 128,7 million on fuel hedging concepts. In the same period of the prior year, it produced gains of US$ 35,4 million for the same purpose.

At the end of December 2009, the market value of its fuel positions amounted to US$ 13,6 million (positive). At the end of December 2008, this market value was US$ 170,2 million (negative) and at January 01 2008, this market value was US$ 4.4 million (positive). The following tables show the notional value of the purchase positions together with the derivatives contracted for the different periods:

Positions as of december 31, 2009

	Maturities				
	Q110	Q210	Q310	Q410	Total
Volume (thousands of barrels WTI)	1,404	1,371	876	738	4,389
Agreed future value (US$ por barril)(*)	84	80	79	82	81
Total (ThUS$)	**117,936**	**109,680**	**69,204**	**60,516**	**355,509**
Approximate percentage of hedge (of expected consumpition values)	48%	49%	29%	24%	37%

(*)Weighted average between collars and asset options,

Positions as of december 31, 2008

	Maturities					
	Q109	Q209	Q309	Q409	Q110	Total
Volume (thousands of barrels WTI)	900	1,170	540	570	300	3,480
Agreed future value (US$ por barril)(*)	107	104	93	92	92	98
Total (ThUS$)	**96,300**	**121,680**	**50,220**	**52,440**	**27,600**	**341,040**
Approximate percentage of hedge (of expected consumpition values)	33%	44%	19%	20%	10%	25%

(*)Weighted average between collars and asset options,

Posiciones As of January 01, 2008

	Maturities				
	Q108	Q208	Q308	Q408	Total
Volume (thousands of barrels WTI)	270	331	331	270	1,202
Agreed future value (US$ por barril)(*)	91	86	87	91	89
Total (ThUS$)	**24,570**	**28,466**	**28,797**	**24,570**	**106,978**
Approximate percentage of hedge (of expected consumption values)	10%	12%	12%	9%	10%

(*)Weighted average between collars and asset options,

Sensitivity analysis

A drop in fuel prices positively affects the Company through a reduction in costs. However, this drop negatively affects contracted positions as these are to protect the Company against the risk of a rise in prices. The policy therefore is to maintain a hedge-free percentage in order to be competitive in the event of a drop in prices.

As the current positions do not represent changes in cash flows, but a variation in the exposure to the market value, the current hedge positions have no impact on income (they are booked as cash flow hedge contracts, so a variation in the fuel price has an impact on the Company's net equity).

The following table shows the sensitivity analysis of the financial instruments according to reasonable changes in the fuel price and their effect on equity. The term of the projection was defined until the end of the last current fuel hedge contract, being the last business day of 2010. The calculations were made considering a parallel movement of US$ 5 per barrel in the curve of the WTI crude futures benchmark price at the end of December 2009, 2008 and 2007.

WTI Benchmark price (US$ per barrel)	Position as of December 31, 2009 effect on equity (millions of US$)	Position as of December 31, 2008 effect on equity (millions of US$)	Position as of January 01, 2008 effect on equity (millions of US$)
+5	+14,6	+15,7	+1,2
-5	-13,6	-16,1	-1,0

The Company seeks to reduce the risk of fuel price rises to ensure it is not left at a disadvantage compared to its competitors in the event of a sharp price fall. The Company therefore uses hedge instruments like swaps, options and collars to partially hedge the fuel volumes consumed.

According to that required by IAS 39, during the periods presented, the company has not recorded amounts for ineffectiveness in the consolidated income statement.

Given the fuel hedge structure to December 31, 2009, which considers a hedge-free portion, a vertical fall by US$ 5 in the WTI benchmark price (the monthly daily average) for each month would have meant a saving of approximately US$ 31,6 million in the cost of total fuel consumption.

(ii) Cash flow interest-rate risk:

The fluctuation in interest rates depends heavily on the state of the global economy. An improvement in long-term economic prospects moves long-term rates upward while a drop causes a decline through market effects. However, if we consider government intervention in periods of economic recession, it is usual to reduce interest rates to stimulate aggregate demand by making credit more accessible and increasing production (in the same way interest rates are raised at times of economic expansion). The present uncertainty about how the market and governments will react, and thus how interest rates will change, creates a risk related to the Company's debt at floating interest rates and its investments.

The risk of debt interest rates equates to the risk of future cash flows of the financial instruments due to the fluctuation in interest rates on the market. The Company's exposure to risks of changes in market interest rates is mainly related to long-term obligations at floating rates.

In order to reduce the risk of an eventual rise in interest rates, the Company has signed interest-rate swap and call option contracts in order to eliminate more than 95% of its exposure to interest-rate fluctuations. The Company is therefore exposed to a small portion of the fluctuations in the 90 days London Inter Bank Offer Rate (LIBOR) and the nominal Chilean Active Banking Rate (TAB) 180-day rate.

The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations. These changes are considered reasonably possible based on current market conditions.

Increase (decrease) in Libor	Position as of December 31, 2009 effect on pre-tax earnings (millions of US$)	Position as of December 31, 2008 effect on pre-tax earnings (millions of US$)
+100 basis points	-0,87	-0,65
-100 basis points	+0,87	+0,65

Changes in market conditions produce a change in the valuation of current financial instruments hedging interest rates, causing an effect on the Company's equity (because they are booked as cash-flow hedges). These changes are considered reasonably possible based on current market conditions. The calculations were made increasing (decreasing) vertically 100 basis points of the three-month Libor futures curve.

Increase (decreae) in three-month Libor	Position as of December 31, 2009 effect on equity (millions of US$)	Position as of December 31, 2008 effect on equity (millions of US$)	Position as of January 01, 2008 effect on equity (millions of US$)
+100 basis points	49,64	63,37	59,2
-100 basis points	(53,23)	(68,94)	(64,2)

According to that required by IAS 39, during the periods presented, the company has not recorded amounts for ineffectiveness in the consolidated income statement.

There are limitations in the method used for the sensitivity analysis and relate to those provided by the market. These are because the levels indicated by the futures curves are not necessarily met and will change in each period.

(iii) Local exchange-rate risks:

The functional currency used by the parent Company is the US dollar in terms of setting prices for its services, the composition of its classified statements of financial position and effects on its operating income. It sells most of its services in US dollars or prices equivalent to the US dollar, and a large part of its expenses are denominated in US dollars or equivalents of the US dollar, particularly fuel costs, aeronautic charges, aircraft leases, insurance and aircraft components and accessories. Remuneration expenses are denominated in local currencies.

The Company maintains its cargo and passenger business tariffs in US dollars. There is a mix in the domestic markets as sales in Peru are in local currency but the prices are indexed to the US dollar. In Chile and Argentina, tariffs are in local currency without any kind of indexation. In the case of the domestic business in Ecuador, both tariffs and sales are in dollars. The Company is therefore exposed to fluctuations in the different currencies, mainly: Chilean peso, Argentine peso, Uruguayan peso, Peruvian sol, Brazilian real, Australian dollar and New Zealand dollar; of these, the largest exposure is in Chilean pesos.

The Company in the first half of 2009 obtained loans for the Chilean peso equivalent of US$ 202 million from local banks, with a

payment term of 3 years including 1 year with no capital payments. In order to reduce the risk of a possible rise in the exchange rate, the Company has signed cross-currency swap contracts that fix the payment of a significant portion of these loans in dollars.

(b) Credit risk

Credit risk occurs when the counterparty does not meet its obligations with the Company under a certain financial agreement or instrument, deriving from a fall in the market value of a financial instrument (only financial assets; not liabilities).

The Company is exposed to credit risk due to its operative and financial activities, including deposits with banks and financial institutions, investments in other kinds of instruments, exchange-rate transactions and the contracting of derivative instruments or options.

(i) Financial activities

Cash surpluses that remain after the financing of assets necessary for the operation are invested according to credit limits approved by the Company's board, mainly in time deposits with different financial institutions, short-term mutual funds, and easily-liquidated corporate and sovereign bonds with short remaining maturities. These investments are booked as cash and cash equivalents and as investments held to maturity.

In order to reduce counterparty risk and to ensure that the risk assumed is known and managed by the Company, investments are diversified among different banking institutions (both local and international). The Company evaluates the credit standing of each counterparty and the levels of investment, based on (i) their credit rating, (ii) the equity size of the counterparty, and (iii) investment limits according to the Company's level of liquidity. According to these three parameters, the Company chooses the most restrictive parameter of these three and based on this, establishes limits for operations with each counterparty.

Due to the delicate national and international financial situation, the Company changed its credit-risk policy was stricter at the beginning of 2008, in order to invest only in financial institutions that have a high market value and a local credit rating of over AA. This investment limit with certain local financial institutions meant increasing the investment limits for those institutions that qualified under this policy.

The Company has no guarantees to mitigate this exposure.

(ii) Operational activities

The Company has four large sales "clusters": travel agencies, cargo agents, airlines and credit-card administrators. The first three are governed by IATA (International Air Transport Association), internacional organization comprising most of the airlines that represent over 90% of scheduled commercial traffic and one of its main objectives is to regulate the financial transactions between airlines and travel agents and cargo. When an agency or airline don not pay your debt are excluded from operating with IATA's member airlines. In the case of credit-card administrators, these are fully guaranteed by the issuing institutions.

The exposure consists of the term granted, and this fluctuates between 1 and 45 days.

One of the tools the Company uses for reducing credit risk is to

participate in global entities related to the industry, such as IATA, BSP (Business Sales Processing), CASS (CRC, Clearing House) and banks (credit cards). These institutions fulfill the role of collectors and distributors between airlines and travel and cargo agencies. In the case of the Clearing House, it acts as an offsetting entity between airlines for the services provided between them. A reduction in term and implementation of guarantees has been achieved through these entities.

(c) Liquidity risk

Liquidity risk represents the risk that the Company has no funds to meet its obligations.

Because of the cyclical nature of the business, the operation, and its investment and financing needs related to the acquisition of new aircraft and renewal of its fleet, plus the financing needs related to market-risk hedges, the Company requires liquid funds to meet its payment obligations.

The Company therefore manages its cash and cash equivalents and its financial assets, matching the term of investments with those of its obligations. Its policy is that the average term of its investments may not exceed the average term of its obligations. This cash and cash equivalents position is invested in highly-liquid short-term instruments through first-class financial entities.

The Company maintains a liquidity policy that translates into a significant volume of available cash. It has begun a financial strengthening plan that will enable it to manage more liquidity than in previous years in order to be prepared to face eventual falls in passenger and cargo traffic. The Company therefore replaced approximately US$ 100 million it had as cash guarantees granted to financial counterparties with stand-by letters of credit. The board also authorized contracting loans or issuing debt in the domestic market through bonds amounting to approximately US$ 250 million. At the end of June 2009, the Company therefore had the equivalent of US$ 252 million contracted with local banks with a repayment term of 3 years, including a one year with no capital payments.

The Company has future obligations related to financial leases, operating leases, maturities of other bank borrowings, derivative contracts and aircraft purchase contracts.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2009

Class of liability	Debtor tax N°	Debtor	Currency	Creditor	Up to one month ThUS$
Guaranteed obligations					
	89.862.200-2	Lan Airlines S.A.	US$	ING	4,859
		Lan Airlines S.A.	US$	CALYON	8,099
		Lan Airlines S.A.	US$	PEFCO	5,939
		Lan Airlines S.A.	US$	BNP PARIBAS	7,823
		Lan Airlines S.A.	US$	RBS	2,034
		Lan Airlines S.A.	US$	WELLS FARGO	-
Financial leases					
	89.862.200-2	Lan Airlines S.A.	US$	ING	3,940
		Lan Airlines S.A.	US$	CALYON	550
		Lan Airlines S.A.	US$	CITIBANK	-
		Lan Airlines S.A.	US$	S.CHARTERED	4,232
Bank loans					
	89.862.200-2	Lan Airlines S.A.	US$	SANTANDER	-
	89.862.200-2	Lan Airlines S.A.	CLP	CORPBANCA	-
		Lan Airlines S.A.	CLP	ITAU	-
		Lan Airlines S.A.	CLP	BCI	-
		Lan Airlines S.A.	CLP	ESTADO	-
Derivatives					
	89.862.200-2	Lan Airlines S.A.	US$	Others	1,706
Trade and others accounts payable					
		Lan Airlines S.A. and Subsidiaries		SUNDRY	142,338

One to three months ThUS$	Three to twelve months ThUS$	One to five years ThUS$	Five years or more ThUS$	Total ThUS$	Amortization ThUS$	Effective rate %	Nominal value ThUS$	Nominal rate %
2,496	22,153	106,767	116,885	253,160	Quarterly	5.19	201,409	4.63
12,779	62,824	234,215	40,878	358,795	Quarterly	5.01	325,998	5.01
13,891	59,513	317,409	279,604	676,356	Quarterly	5.14	552,605	4.58
16,304	72,581	393,180	529,928	1,019,816	Quarterly	3.86	840,814	3.72
4,049	18,250	97,334	135,929	257,596	Quarterly	6.40	191,879	5.67
1,551	5,637	29,984	52,100	89,272	Quarterly	3.61	72,770	3.50
-	11,790	82,666	-	98,396	Quarterly	4.45	89,389	3.98
1,665	6,659	49,697	41,394	99,965	Quarterly	1.26	95,036	1.24
1,585	4,920	33,656	-	40,161	Quarterly	1.10	39,018	1.03
5,477	19,053	29,958	-	58,720	Quarterly	0.89	58,247	0.73
930	13,435	52,335	-	66,700	Semiannual	3.77	50,000	3.68
643	11,993	34,991	-	47,627	Semiannual	2.92	45,356	2.82
-	10,348	28,504	-	38,852	Semiannual	3.14	36,876	3.06
-	18,390	50,287	-	68,677	Semiannual	3.38	64,879	3.30
-	22,721	62,520	-	85,241	Semiannual	3.12	80,852	3.06
3,412	16,647	51,200	(2,279)	70,686	-	-	-	-
235,100	-	72,000	-	449,438	-	-	-	-

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2008

Class of liability	Debtor tax Nº	Debtor	Currency	Creditor	Up to one month ThUS$
Guaranteed obligations					
	89.862.200-2	Lan Airlines S.A.	US$	ING	2,934
		Lan Airlines S.A.	US$	CALYON	9,359
		Lan Airlines S.A.	US$	PEFCO	5,939
		Lan Airlines S.A.	US$	BNP PARIBAS	6,670
		Lan Airlines S.A.	US$	RBS	2,034
Financial leases					
	89.862.200-2	Lan Airlines S.A.	US$	ING	4,224
		Lan Airlines S.A.	US$	CITIBANK	-
		Lan Airlines S.A.	US$	S.CHARTERED	4,210
Bank loans					
	89.862.200-2	Lan Airlines S.A.	US$	Others	-
Derivatives					
	89.862.200-2	Lan Airlines S.A.	US$	Others	19,576
Trade and others accounts payable					
		Lan Airlines S.A. and Subsidiaries		SUNDRY	94,889

One to three months ThUS$	Three to twelve months ThUS$	One to five years ThUS$	Five years or more ThUS$	Total ThUS$	Amortization ThUS$	Effective rate %	Nominal Value ThUS$	Nominal rate %
2,521	16,005	80,577	83,287	185,324	Quarterly	5.34	147,811	4.86
14,949	69,166	345,897	142,471	581,842	Quarterly	4.21	493,629	5.46
11,611	52,665	280,925	349,840	700,980	Quarterly	5.27	554,927	4.74
15,007	63,104	343,427	517,761	945,969	Quarterly	5.63	732,412	4.87
4,049	18,250	97,334	160,263	281,930	Quarterly	6.31	204,689	5.67
-	12,035	63,899	37,361	117,519	Quarterly	5.58	101,071	5.18
1,714	4,951	41,756	-	48,421	Quarterly	3.05	44,741	2.75
5,498	28,872	62,132	-	100,712	Quarterly	1.59	95,252	2.72
3,465	3,465	-	-	6,930	Quarterly	6.98	6,752	6.96
39,968	119,696	112,822	55,562	347,624	-	-	-	-
293,888	-	90,000	-	478,777	-	-	-	-

Class of liability for the analysis of liquidity risk ordered by date of maturity as of January 01, 2008

Class of liability	Debtor tax Nº	Debtor	Currency	Creditor	Up to one month ThUS$
Guaranteed obligations					
	89.862.200-2	Lan Airlines S.A.	US$	ING	2,978
		Lan Airlines S.A.	US$	CALYON	9,621
		Lan Airlines S.A.	US$	PEFCO	5,939
		Lan Airlines S.A.	US$	BNP PARIBAS	1,605
		Lan Airlines S.A.	US$	RBS	-
Financial leases					
	89.862.200-2	Lan Airlines S.A.	US$	ING	4,626
		Lan Airlines S.A.	US$	CITIBANK	-
		Lan Airlines S.A.	US$	S.CHARTERED	4,286
Derivatives					
	89.862.200-2	Lan Airlines S.A.	US$	Others	-
Trade and others accounts payable					
		Lan Airlines S.A. and Subsidiaries		SUNDRY	89,433

One to three months ThUS$	Three to twelve months ThUS$	One to five years ThUS$	Five years or more ThUS$	Total ThUS$	Amortization ThUS$	Effective rate %	Nominal value ThUS$	Nominal rate %
593	10,606	55,801	39,677	109,655	Quarterly	5.42	88,731	5.23
16,293	76,143	401,963	204,287	708,307	Quarterly	5.61	561,753	6.70
9,669	46,841	249,721	361,582	673,752	Quarterly	5.23	525,519	4.69
10,246	35,315	188,972	297,305	533,443	Quarterly	6.04	395,698	5.41
2,009	6,028	32,150	56,263	96,450	Quarterly	6.29	69,397	5.65
-	13,575	68,345	53,715	140,261	Quarterly	5.76	113,221	5.49
2,040	5,947	52,226	-	60,213	Quarterly	3.80	50,103	5.55
5,975	30,515	102,234	-	143,010	Quarterly	2.76	130,124	5.27
284	3,640	46,344	1,471	51,739	-	-	-	-
274,936	-	-	-	364,369	-	-	-	-

The Company has fuel and interest rate hedging, strategies involving derivatives contracts with different financial institutions. The Company has margin facilities with each financial institution in order to regulate the mutual exposure produced by changes in the market valuation of the derivatives. During 2008, with the fall in the fuel price, the Company was obliged to provide cash guarantees for this concept.

At the end of 2008, the Company had provided US$ 177,8 million in derivative margin guarantees. At the end of December 31, 2009, it had recovered US$ 175,4 million due to the expiry of fuel contracts, the rise in the fuel price and rates, plus the replacement of cash guarantees with stand-by letters of credit.

4.2. Capital risk management

The Company's objectives, with respect to the management of capital, are (i) to safeguard it in order to continue as an on-going business, (ii) to seek a return for its shareholders, and (iii) to maintain an optimum capital structure and reduce its cost.

In order to maintain or adjust the capital structure, the Company could adjust the amount of the dividends payable to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Company monitors the capital according to the leverage ratio, in line with sector practice. This ratio is calculated as net adjusted debt to capital. Net adjusted debt is total financial debt plus 8 times the operating lease payments of the last 12 months, less total cash (measured as the sum of cash and cash equivalents plus marketable securities). Capital is the amount of net equity without the impact of the market value of derivatives, plus net adjusted debt.

The Company's strategy in 2008 did not change as compared to 2007, and has consisted of maintaining a leverage ratio of between 70% and 80% and an international credit rating of higher than BBB- (the minimum required for being considered investment grade). The leverage ratios as of December 31, 2009, December 31, 2008 and January 01, 2008 were as follows:

	As of December 31, 2009 ThUS$	As of December 31, 2008 ThUS$	As of January 01, 2008 ThUS$
Total loans	**3,074,425**	**2,657,200**	**2,299,256**
Last twelve months Operating lease payment x 8	669,696	564,216	567,448
Less:			
Cash and marketable securities	(791,912)	(411,037)	(467,022)
Total net adjusted debt	2,952,209	2,810,379	2,399,682
Net equity	1,098,827	761,775	893,688
Fair value of derivatives	92,230	301,813	45,425
Total capital	**4,143,266**	**3,873,967**	**3,338,795**
Leverage ratio	**71.3%**	**72.5%**	**71.9%**

4.3. Estimates of fair value

At December 31, 2009, the Company maintained financial instruments that should be recorded at fair value. These include:

(i) Investments in short-term Mutual Funds (cash equivalent)
(ii) Derivative contracts Interest Rate
(iii) Fuel derivative contracts, and
(iv) Currency derivatives contracts.

The Company has classified the fair value measurement using a hierarchy that reflects the level of information used in the assessment. This hierarchy consists of 3 levels (I) fair value based on quoted in active markets for a class of similar assets or liabilities, (II) fair value based on valuation techniques that use information from market prices or market price similar financial instruments (III) fair value based on valuation models that do not use market information.

The fair value of financial instruments traded in active markets, such as investments acquired for trading, is based on quoted market prices at the close of the period used the current price buyer. The fair value of financial assets not traded in active markets (derivative contracts) is determined using valuation techniques that maximize use of available market information. Valuation techniques generally used by the Company are quoted market prices of similar instruments and / or estimating the present value of future cash flows using forward price curves of period-end market.

The following table shows the classification of financial instruments at fair value at 31 December 2009 depending on the level of information used in the assessment:

	Fair value as of December 31, 2009	Fair value measurements Using values considered as		
		Level I	Level II	Level III
Description	ThUS$	ThUS$	ThUS$	ThUS$
Assets				
Short-term mutual funds	175,537	175,537	-	-
Interest rate derivatives	3,129	-	3,129	-
Fair value of fuel price derivatives	14,448	-	14,448	-
Fair value of foreign currency derivatives	25,472	-	25,472	-
Liabilities				
Fair value interest rate derivatives	69,433	-	69,433	-
Fair value of fuel price derivatives	876	-	876	-
Fair value of foreign currency derivatives	5,089	-	5,089	-

Additionally, at December 31, 2009, the Company has financial instruments which are not recorded at fair value. In order to meet the disclosure requirements of fair values the Company has valued these instruments as shown in the table below:

	As of December 31, 2009		As of December 31, 2008	
	Book Value ThUS$	Fair Value ThUS$	Book Value ThUS$	Fair Value ThUS$
Cash	2,707	2,707	2,729	2,729
Bank balance	31,176	31,176	9,378	9,378
Time deposits	522,077	522,077	259,019	259,019
Other financial assets	60,415	63,341	10,065	9,016
Trade and other accounts receivable	430,929	430,929	346,239	346,239
Accounts receivable from related entities	38	38	1,368	1,368
Financial liabilities	2,774,942	2,900,232	2,371,887	2,706,668
Others financial liabilities	307,318	307,318	286,658	286,658
Trade and other accounts payable	449,438	449,438	478,777	478,777
Accounts payable to related entities	297	297	302	302

The book value of accounts receivable and payable is assumed to approximate to their fair values, due to the short-term nature of them. In the case of cash on hand, bank balances, deposits and other financial liabilities, fair value approximates their carrying value.

The fair value of the financial debt, is estimated by discounting the future contractual cash flows at the current market interest rate for similar financial instruments. In the case of other financial assets valuation was performed according to market price at year end.

NOTE 5 - ACCOUNTING ESTIMATES AND JUDGMENTS

The Company has used estimates to value and book some of the assets, liabilities, revenues, expenses and commitments; these basically refer to:

- 1. The evaluation of possible impairment loss for certain assets.
- 2. The useful life and residual value of fixed assets and intangible assets.
- 3. The criteria employed in the valuation of certain assets.
- 4. Air tickets sold that are not actually used.
- 5. The calculation of deferred income at the period-end corresponding to the valuation of kilometers credited to holders of the Lan Pass loyalty card, pending their use.
- 6. The need for provisioning and, if required, the value of these
- 7. The recoverability of deferred tax assets.

These estimates are made on the basis of the best information available on the matters analyzed.

In any case, it is possible that events taking place in the future will force them to be modified in the following periods, which would be carried out prospectively.

NOTE 6 - INFORMATION BY SEGMENTS

The Company reports information by segments as established in IFRS 8 "Operative segments". This standard sets rules for the reporting of information by segments in the financial statements, plus reporting about products and services, geographical areas and principal customers. An operative segment is defined as a component of an entity on which financial information is held separately and which is evaluated regularly by the senior management in taking decisions with respect to the assignment of resources and evaluation of results. The Company believes that it has only one operative segment: air transportation.

	For the year ended December 31, 2009 ThUS$	2008 ThUS$
Income from ordinary activities from external customers	3,655,513	4,283,187
Interest income	18,183	18,480
Interest expense	(153,109)	(125,488)
Total net interest expenses	**(134,926)**	**(107,008)**
Depreciation and amortization	(304,062)	(256,499)
Segment profit to be reported on	231,126	336,480
Earnings on investments	315	696
Income tax	(44,487)	(65,094)
Assets of segment	5,771,972	5,196,866
Investment in associates	1,236	1,389
Disbursements of non-monetary assets of the segment	555,279	788,906

The Company's revenues by geographic area are as follows:

	For the year ended December 31, 2009 ThUS$	2008 ThUS$
Perú	458,384	432,979
Argentina	404,795	437,759
USA	680,179	946,235
Europa	343,819	380,824
Chile	1,004,291	1,149,084
Others(*)	764,045	936,306
Total (**)	**3,655,513**	**4,283,187**

The Company allocates revenues by geographic area based on the point of sale of the passenger ticket or cargo. The tangible assets mainly comprise aircraft and aeronautical equipment, which are used throughout the different countries so it is not possible to assign to a geographic area.

(*) Includes the rest of Latin America and Asia Pacific.
(**) Includes operating revenues and other operating income, less interest income shown in Note 33.

NOTE 7 - CASH AND CASH EQUIVALENTS

	As of December 31, 2009 ThUS$	As of December 31, 2008 ThUS$	As of January 01, 2008 ThUS$
Cash	2,707	2,729	3,113
Bank balances	31,176	9,378	8,361
Time deposits	522,077	259,019	308,585
Others	175,537	129,846	125,524
Total	**731,497**	**400,972**	**445,583**

Cash and cash equivalents are denominated in the following currencies at December 31, 2009, December 31, 2008 and January 01, 2008 are as follows:

Currency	As of December 31, 2009 ThUS$	As of December 31, 2008 ThUS$	As of January 01, 2008 ThUS$
Argentine peso	6,105	8,235	3,620
Euro	13,255	6,053	2,299
Brazilian real	3,041	2,155	322
Chilean peso	435,514 (*)	124,932	145,737
US dollar	228,879	212,721	267,376
Others	44,703	46,876	26,229
Total	**731,497**	**400,972**	**445,583**

(*) The company entered into currency derivative contracts (forward) by MUS $ 367,412, for conversion of dollars from investments in pesos.

In Venezuela, effective 2003, the authorities decreed that all remittances abroad should be approved by the Currency Management Commission (CADIVI). Despite having free availability of bolivars in Venezuela, the Company has certain restrictions for freely remitting these funds outside Venezuela. At December 31, 2009 the amount subject to such restrictions in dollar terms is ThUS$ 26,196 (ThUS$ 40,220 at 31 December 2008 and ThUS$ 25,316 as of January 01, 2008).

The Company has no significant non-monetary transactions that should be reported nor has it made acquisitions in companies in either period.

NOTE 8 - FINANCIAL INSTRUMENTS

8.1. Financial instruments by category

December 31, 2009

	Held to maturity ThUS$	Loans and accounts receivable ThUS$	Hedging derivatives ThUS$	Held for trading ThUS$	Total ThUS$
Assets					
Cash and cash equivalents	-	555,960	-	175,537	731,497
Other financial assets (*)	60,923	-	-	-	60,923
Trade and other accounts receivable	-	430,929	-	-	430,929
Accounts receivable from related entities	-	38	-	-	38
Hedge assets	-	-	43,049	-	43,049
Others Assets	-	26,719	-	-	26,719
Total	60,923	1,013,646	43,049	175,537	1,293,155

(*) relate mostly to domestic and foreign bonds

	Others financial liabilities ThUS$	Hedging derivatives ThUS$	Held for trading ThUS$	Total ThUS$
Liabilities				
Interest-bearing loans	2,774,942	-	-	2,774,942
Others financial debt	299,483	-	7,835	307,318
Trade creditors other accounts payables	449,438	-	-	449,438
Accounts payable to related entities	297	-	-	297
Hedging liabilities	-	78,333	-	78,333
Total	3,524,160	78,333	7,835	3,610,328

December 31, 2008

	Held to maturity ThUS$	Loans and accounts receivable ThUS$	Hedging derivatives ThUS$	Held for trading ThUS$	Total ThUS$
Assets					
Cash and cash equivalents	-	271,126	-	129,846	400,972
Other financial assets (*)	10,571	-	-	-	10,571
Trade and other accounts receivable	-	346,239	-	-	346,239
Accounts receivable from related entities	-	1,368	-	-	1,368
Hedge assets	-	-	3,345	-	3,345
Others Assets	-	196,182	-	-	196,182
Total	**10,571**	**814,915**	**3,345**	**129,846**	**958,677**

(*) relate mostly to domestic and foreign bonds

	Others financial liabilities ThUS$	Hedging derivatives ThUS$	Held for trading ThUS$	Total ThUS$
Liabilities				
Interest-bearing loans	2,371,887	-	-	2,371,887
Others financial debt	285,313	-	1,345	286,658
Trade and others accounts payable	478,777	-	-	478,777
Accounts payable to related entities	302	-	-	302
Hedging liabilities	-	348,498	-	348,498
Total	**3,136,279**	**348,498**	**1,345**	**3,486,122**

January 01, 2008

	Held to maturity ThUS$	Loans and accounts receivable ThUS$	Hedging derivatives ThUS$	Held for trading ThUS$	Total ThUS$
Assets					
Cash and cash equivalents	-	320,059	-	125,524	445,583
Other financial assets (*)	23,247	-	-	-	23,247
Trade and other accounts receivable	-	353,976	-	-	353,976
Accounts receivable from related entities	-	228	-	-	228
Hedge assets	-	-	7,162	-	7,162
Others Assets	-	22,277	-	-	22,277
Total	**23,247**	**696,540**	**7,162**	**125,524**	**852,473**

(*) relate mostly to domestic and foreign bonds

	Others financial liabilities ThUS$	Hedging derivatives ThUS$	Held for trading ThUS$	Total ThUS$
Liabilities				
Interest-bearing loans	2,027,403	-	-	2,027,403
Others financial debt	271,853	-	1,586	273,439
Trade and others accounts payable	364,369	-	-	364,369
Accounts payable to related entities	355	-	-	355
Hedging liabilities	-	54,751	-	54,751
Total	**2,663,980**	**54,751**	**1,586**	**2,720,317**

8.2. Credit quality of financial assets

The credit evaluation system used by the Company is that provided by IATA. Internal systems are also used for particular evaluations or specific markets based on trade reports available on the local market. The internal classification system is complementary to the external one, i.e. for agencies or airlines not members of IATA, the internal demands are greater. The bad-debt rate in the principal countries where the Company has a presence is insignificant.

There are overdue accounts receivable but that are not impaired. Maturity of these accounts is as follows:

	As of December 31, 2009 ThUS$	As of December 31, 2008 ThUS$	As of January 01, 2008 ThUS$
Up to 3 months	10,094	13,333	14,178
Between 3 and 6 months	8,718	20,578	14,845
Total	**18,812**	**33,911**	**29,023**

NOTE 9 - Trade and other accounts receivable

	As of December 31, 2009 ThUS$	As of December 31, 2008 ThUS$	As of January 01, 2008 ThUS$
Trade accounts receivable	407,320	297,603	309,728
Other	47,426	71,426	66,194
Total trade and other accounts receivable	454,746	369,029	375,922
Less: Allowance for impairment loss	(23,817)	(22,790)	(21.946)
Total trade and other accounts receivable net	430,929	346,239	353,976
Less: Non-current portion	(7,190)	(3,574)	(4,543)
Current trade and other accounts receivable	**423,739**	**342,665**	**349,433**

The fair value of trade and other accounts receivable does not differ significantly from their book value.

The amounts of impaired trade and other accounts receivable are as follows:

	As of December 31, 2009 ThUS$	As of December 31, 2008 ThUS$	As of January 01, 2008 ThUS$
Judicial and extra-judicial collection	10,383	8,749	5,346
Debtors under extra-judicial collection process	5,031	4,926	4,917
Total	**15,414**	**13,675**	**10,263**

The book values of the Company's accounts receivable are denominated in the following currencies:

Currency	As of December 31, 2009 ThUS$	As of December 31, 2008 ThUS$	As of January 01, 2008 ThUS$
US dollar	307,685	191,749	209,799
Chilean peso	59,252	69,730	66,982
Euro	17,496	35,055	18,445
Argentine peso	15,158	16,445	14,464
Brazilian real	11,190	14,117	15,963
Australian dollar	7,595	6,745	6,476
Others	12,553	12,398	21,847
Total	**430,929**	**346,239**	**353,976**

The Company recorded allowances when there is evidence of impairment of trade receivables. The impairment is by individual customer or market signs.

Maturity	Impairment
Over 1 year	100%
Between 6 and 12 months	50%

Sensitivity	Market Cases
Assets under judicial collection	100%

The criteria used to determine whether there is objective evidence of loss through impairment are:

- Ageing of the portfolio
- Concrete market signs, and
- Concrete evidence of impairment (default)

The movement in the allowance for impairment loss of trade accounts and other accounts receivables from January 01, 2008 and December 31, 2009 is as follows:

	ThUS$
As of January 01, 2008	(21,946)
Write-offs	4,797
Increase in allowance	(5,641)
Balance as of December 31, 2008	**(22,790)**
As of January 01, 2009	(22,790)
Write-offs	6,110
Increase in allowance	(7,137)
Balance as of December 31, 2009	**(23,817)**

Once extra-judicial and judicial collection efforts are exhausted, the assets are written off against the allowance. The Company only uses the allowance method rather than direct write-off, to ensure control.

Historic and current re-negotiations are not relevant and the policy is to analyze case by case in order to classify them according to the existence of risk determining whether it is appropriate to re-classify accounts as in pre-judicial recovery. If such re-classification is justified, an allowance is made for the account, whether overdue or falling due.

The maximum credit-risk exposure at the date of presentation of the information is the fair value of each one of the categories of accounts receivable indicated above:

	As of December 31, 2009			As of December 31, 2008			As of January 01, 2008		
	Gross exposure according to balance sheet ThUS$	Gross impaired exposure ThUS$	Exposure net of risk concentrations ThUS$	Gross exposure according to balance sheet ThUS$	Gross impaired exposure ThUS$	Exposure net of risk concentrations ThUS$	Gross exposure according to balance sheet ThUS$	Gross impaired exposure ThUS$	Exposure net of risk concentrations ThUS$
Trade accounts receivable	407,320	(23,817)	383,503	297,603	(22,790)	274,813	309,728	(21,946)	287,782
Other	47,426	-	47,426	71,426	-	71,426	66,194	-	66,194

There are no relevant guarantees covering credit risk and these are valued when they are liquidated; no materially important direct guarantees exist. Existing guarantees, if appropriate, are made through IATA.

NOTE 10 - ACCOUNTS RECEIVABLE FROM/PAYABLE TO RELATED ENTITIES

The accounts receivable from and payable to related entities as of December 31, 2009, December 31, 2008 and January 01, 2008 respectively, are as follows:

a) Accounts Receivable

TAX No.	Related party	Relationship	Country of Origin	As of December 31, 2009 ThUS$	As of December 31, 2008 ThUS$	As of January 01, 2008 ThUS$	Deadlines Transaction	Understanding the nature of transaction settlement
Current								
96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Controller	Chile	-	12	6	30 to 45 Days	Monetary
96.778.310-2	Concesionaria Chucumata S.A.	Associate	Chile	6	3	-	30 to 45 Days	Monetary
9.259.640-0	Claudia Urrutia U.	Other related parties	Chile	-	139	-	30 to 45 Days	Monetary
56.080.790-2	Asamblea de Comuneros de Valle Escondido	Other related parties	Chile	-	-	55	30 to 45 Days	Monetary
74.501.400-3	Club de Golf Valle Escondido	Other related parties	Chile	-	-	5	30 to 45 Days	Monetary
78.005.760-2	Sociedad de Seguridad Aérea S.A.	Other related parties	Chile	-	905	-	30 to 45 Days	Monetary
87.752.000-5	Granja Marina Tornagaleones S.A.	Other related parties	Chile	-	13	-	30 to 45 Days	Monetary
96.669.520-K	Red de Televisión Chilevisión S.A.	Other related parties	Chile	3	16	121	30 to 45 Days	Monetary
96.718.470-5	Valle Escondido	Other related parties	Chile	-	-	10	30 to 45 Days	Monetary
96.812.280-0	San Alberto S.A. y Filiales	Other related parties	Chile	29	29	29	30 to 45 Days	Monetary
96.969.680-0	Lan Pax Group S.A.	Other related parties	Chile	-	-	2	30 to 45 Days	Monetary
Total current assets				38	1,117	228		
Non-Current								
9.259.640-0	Claudia Urrutia U.	Other related parties	Chile	-	251	-	more than 1 year	Monetary
Total non-current assets				-	251	-		
Total accounts receivables				**38**	**1,368**	**228**		

For the amounts involved were not made provisions for loan losses for the relevant balances as at December 31, 2009, as of december 31, 2008 and January 01, 2008.

b) Accounts Payable

TAX No.	Related party	Relationship	Country of Origin	As of December 31, 2009 ThUS$	As of December 31, 2008 ThUS$	As of January 01, 2008 ThUS$	Deadlines Transaction	Understanding the nature of transaction settlement
Current								
96.778.310-2	Concesionaria Chucumata S.A.	Associate	Chile	-	-	3	30 to 45 Days	Monetary
96.847.880-K	Lufthansa Lan Technical Training S.A.	Associate	Chile	246	255	259	30 to 45 Days	Monetary
96.921.070-3	Austral Sociedad Concesionaria S.A.	Associate	Chile	6	2	33	30 to 45 Days	Monetary
87.752.000-5	Granja Marina Tornaga-leones S.A.	Other related parties	Chile	10	-	-	30 to 45 Days	Monetary
96.888.630-4	Sociedad Concesionaria Aero Sur S.A.	Other related parties	Chile	-	-	50	30 to 45 Days	Monetary
96.894.180-1	Bancard Inversiones Ltda.	Other related parties	Chile	-	19	10	30 to 45 Days	Monetary
Foreing	Inversora Aeronáutica Argentina	Other related parties	Argentina	35	26	-	30 to 45 Days	Monetary
Total current liabilities				**297**	**302**	**355**		

Transactions between related parties have been carried out on free-trade conditions between interested and duly-informed parties.

NOTE 11 - INVENTORIES

The inventories at December 31, 2009, December 31, 2008 and January 01,2008 respectively, are detailed below:

	As of December 31, 2009 ThUS$	As of December 31, 2008 ThUS$	As of January 01, 2008 ThUS$
Technical stock	35,684	35,798	33,405
Non-technical stock	10,879	10,152	12,699
Total	**46,563**	**45,950**	**46,104**

The items included in this heading are spare parts and materials that will be used mainly in consumption in flight-services and maintenance services themselves and third parties, these are valued at average acquisition cost, net of provision or obsolescence that as of December 31, 2009 amounts to ThUS$ 808 (ThUS$ 567 as of December 31, 2008 and ThUS$ 197 as of January 01, 2008). The resulting amounts do not exceed the respective replacements values.

As of December 31, 2009, the Company recorded ThUS$ 32,677 within the income statement, mainly due to in-flight consumption and maintenance. This amount was ThUS$ 35,147 as of December 31, 2008.

NOTE 12 - HEDGE ASSETS

Hedging assets as of December 31, 2009, December 31, 2008 and January 01, 2008, are as follows:

	As of December 31, 2009 ThUS$	As of December 31, 2008 ThUS$	As of January 01, 2008 ThUS$
Current			
Cash-flow hedge of interest-rate risk	501	612	971
Cash-flow hedge of currency risk	23,691	-	-
Cash-flow hedge of fuel-price risk	14,448	-	4,385
Total Current	**38,640**	**612**	**5,356**
Non-Current			
Cash-flow hedge of interest-rate risk	2,628	2,733	1,806
Cash-flow hedge of currency risk	1,781	-	-
Total Non-Current	**4,409**	**2,733**	**1,806**
Total Hedge assets	**43,049**	**3,345**	**7,162**

Foreign currency derivatives are Cross Currency Swap contracts taken to cover the cash flow of liabilities denominated in Chilean pesos and forward contracts to hedge the fair value of investments in Chilean pesos

Detailed disclosure of coverages (Note 27)

NOTE 13 - ADVANCE PAYMENTS

Advance payments as of December 31, 2009 as of December 31, 2008 and January 01, 2008 are as follows:

	As of December 31, 2009 ThUS$	As of December 31, 2008 ThUS$	As of January 01, 2008 ThUS$
Aircraft insurance and other	5,978	5,078	4,133
Aircraft leases	6,204	4,080	5,333
Others	3,076	2,360	2,097
Total	**15,258**	**11,518**	**11,563**

NOTE 14 - OTHERS ASSETS

Other assets as of December 31, 2009, as of December 31, 2008 and January 31, 2008, are as follows:

	As of December 31, 2009 ThUS$	As of December 31, 2008 ThUS$	As of January 01, 2008 ThUS$
Current			
Derivative margin guarantees	2,400	177,840	-
Deposits in guarantee (aircraft)	308	-	3,634
Other guarantees given	8,904	1,864	2,121
Others	1,870	2,018	2,451
Total Current	13,482	181,722	8,206
Non-Current			
Deposits in guarantee (aircraft)	13,780	13,680	13,780
Deferred expense for aircraft leasing	7,328	9,847	15,253
Other guarantees given	1,327	2,798	2,742
Others	21,408	15,876	1,914
Total Non-Current	43,843	42,201	33,689
Total Others Assets	**57,325**	**223,923**	**41,895**

NOTE 15 - NON-CURRENT ASSETS AND DISPOSAL GROUPS HELD FOR SALE

Non-current assets and disposal groups held for sale as of December 31, 2009, as of December 31, 2008 and January 01, 2008 are as follows:

	As of December 31, 2009 ThUS$	As of December 31, 2008 ThUS$	As of January 01, 2008 ThUS$
Engines	4,180	4,751	-
Inventories on consignment	2,348	4,564	6,192
Scrapped aircraft	3,840	911	2,429
Rotables	551	218	2,163
Total	**10,919**	**10,444**	**10,784**

During the financial year 2009 is made the sale of two aircraft, and eleven engines (four and five respectively, during the same period of 2008), all Boeing 737 fleet. Also joined an aircraft, and an engine to item (three and five in comparison to the year 2008), all Boeing 737 fleet.

Item balances are presented net of provision that at December 31, 2009 amounting to ThUS$ 4,179 (ThUS$ 2,155 al December 31, 2008 and ThUS$ 4,749 to January 01, 2008)

The Company has no discontinued businesses as of December 31, 2009.

NOTE 16 - INVESTMENTS IN SUBSIDIARIES

The Company has investments in companies recognized as investments in subsidiaries. All the companies defined as subsidiaries have been consolidated within the financial statements of Lan Airlines S.A. and Subsidiaries. The consolidation also includes specific-purpose companies.

The following is a summary of financial information with respect to the sum of the financial statements of subsidiary companies and specific-purpose companies:

As of December 31, 2009	Assets ThUS$	Liabilities ThUS$
Current	261,917	359,230
Non-Current	1,246,141	757,164
Total	**1,508,058**	**1,116,394**

As of December 31, 2008	Assets ThUS$	Liabilities ThUS$
Current	261,128	351,673
Non-Current	1,298,674	819,751
Total	**1,559,802**	**1,171,424**

As of January 01, 2008	Assets ThUS$	Liabilities ThUS$
Current	262,474	330,250
Non-Current	1,417,520	1,106,476
Total	**1,679,994**	**1,436,726**

	For the year ended December 31,	
	2009 ThUS$	2008 ThUS$
Total operating revenues	1,567,503	1,615,280
Total expenses	(1,483,185)	(1,747,050)
Total net income	**84,318**	**(131,770)**

Significant subsidiaries detailed as of December 31, 2009

Name of significant subsidiary	Country of incorporation	Functional Currency	% Ownership	Nature and scope of significants restrictions on transferring funds to controller
Lan Perú S.A.	Perú	US$	70.00000	Without significant restrictions
Lan Cargo S.A.	Chile	US$	99.89804	Without significant restrictions
Lan Argentina S.A.	Argentina	ARS	99.00000	Without significant restrictions
Transporte Aéreo S.A.	Chile	US$	100.00000	Without significant restrictions
Aerolane Líneas Aéreas Nacionales de Ecuador S.A.	Ecuador	US$	71.916673	Without significant restrictions

Summary financial information of significant subsidiaries as of December 31, 2009

							For the year ended, December 31, 2009	
Name of significant subsidiary	Amount Total Assets ThUS$	Amount Currents Assets ThUS$	Amount Non-Currents Assets ThUS$	Amount Total Liabilities ThUS$	Amount Currents Liabilities ThUS$	Amount Non-Currents Liabilities ThUS$	Amount operating revenue ThUS$	Amount net income ThUS$
Lan Perú S.A.	85,773	75,886	9,887	75,221	74,607	614	683,453	4,830
Lan Cargo S.A.	744,176	174,147	570,029	374,378	87,213	287,165	175,734	97,186
Lan Argentina S.A.	96,720	66,020	30,700	73,194	72,521	673	316,859	10,205
Transporte Aéreo S.A.	319,340	202,246	117,094	118,433	21,256	97,177	251,398	38,759
Aerolane Líneas Aéreas Nacionales de Ecuador S.A.	43,638	19,137	24,501	47,955	34,953	13,002	195,718	1,651

Significant subsidiaries detailed as of December 31, 2008

Name of significant subsidiary	Country of incorporation	Functional Currency	% Ownership	Nature and scope of significants restrictions on transferring funds to controller
Lan Perú S.A.	Perú	US$	70.00000	Without significant restrictions
Lan Cargo S.A.	Chile	US$	99.89804	Without significant restrictions
Lan Argentina S.A.	Argentina	ARS	99.00000	Without significant restrictions
Transporte Aéreo S.A.	Chile	US$	100.00000	Without significant restrictions
Aerolane Líneas Aéreas Nacionales de Ecuador S.A.	Ecuador	US$	71.91673	Without significant restrictions

Summary financial information of significant subsidiaries as of December 31, 2008

							For the year ended, December 31, 2008	
Name of significant subsidiary	Amount Total Assets	Amount Currents Assets	Amount Non-Currents Assets	Amount Total Liabilities	Amount Currents Liabilities	Amount Non-Currents Liabilities	Amount operating revenue	Amount net income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Lan Perú S.A.	91,097	80,409	10,688	84,333	84,012	321	661,813	748
Lan Cargo S.A.	741,869	189,375	552,494	469,257	145,647	323,610	228,091	(60,452)
Lan Argentina S.A.	98,327	69,610	28,717	81,439	60,300	21,139	287,794	16,299
Transporte Aéreo S.A.	288,793	160,470	128,323	126,645	28,330	98,315	431,095	66,708
Aerolane Líneas Aéreas Nacionales de Ecuador S.A.	36,965	17,832	19,133	42,933	30,242	12,691	193,950	(3,585)

Significant subsidiaries detailed as of January 01, 2008

Name of significant subsidiary	Country of incorporation	Functional Currency	% Ownership	Nature and scope of significants restrictions on transferring funds to controller
Lan Perú S.A.	Perú	US$	70.00000	Without significant restrictions
Lan Cargo S.A.	Chile	US$	99.89804	Without significant restrictions
Lan Argentina S.A.	Argentina	ARS	99.00000	Without significant restrictions
Transporte Aéreo S.A.	Chile	US$	100.00000	Without significant restrictions
Aerolane Líneas Aéreas Nacionales de Ecuador S.A.	Ecuador	US$	71.91673	Without significant restrictions

Summary financial information of significant subsidiaries as of January 01, 2008

Name of significant subsidiary	Amount Total Assets ThUS$	Amount Currents Assets ThUS$	Amount Non-Currents Assets ThUS$	Amount Total Liabilities ThUS$	Amount Currents Liabilities ThUS$	Amount Non-Currents Liabilities ThUS$
Lan Perú S.A.	96,853	87,569	9,284	89,448	89,116	332
Lan Cargo S.A.	749,449	173,312	576,137	374,237	73,158	301,079
Lan Argentina S.A.	63,940	42,813	21,127	61,521	61,521	-
Transporte Aéreo S.A.	237,235	101,246	135,989	141,795	34,954	106,841
Aerolane Líneas Aéreas Nacionales de Ecuador S.A.	29,868	26,984	2,884	32,252	24,638	7,614

NOTE 17 - INVESTMENTS IN ASSOCIATES

The following summarized financial information is the sum of the financial statements of the investees, corresponding to the statements of financial position as of December 31, 2009 and December 31, 2008, and the statements of income for the periods January 01 to December 31 2009, and January 01 to December 31, 2008:

As of December 31, 2009

	Assets ThUS$	Liabilities ThUS$
Current	5,338	736
Non-Current	356	-
Total	**5,694**	**736**

As of December 31, 2008

	Assets ThUS$	Liabilities ThUS$
Current	3,831	576
Non-Current	1,300	238
Total	**5,131**	**814**

As of January 01, 2009

	Assets ThUS$	Liabilities ThUS$
Current	4,221	1,179
Non-Current	3,478	215
Total	**7,699**	**1,394**

	For the year ended December 31,	
	2009 ThUS$	2008 ThUS$
Total operating revenues	5,981	5,972
Total operating expenses	(4,486)	(4,130)
Total net income	**1,495**	**1,842**

The Company has shown as investment in associates its holdings in the following companies: Austral Sociedad Concesionaria S.A., Lufthansa Lan Technical Training S.A. and Concesionaria Chucumata S.A. The Company made no investments in associates during the year ended December 2009.

Company	Country of incorporation	Functional Currency	Percentage de Ownership As of December 31, 2009 %	As of December 31, 2008	As of January 01, 2008 %	Cost of investment As of December 31, 2009 ThUS$	As of December 31, 2008 ThUS$	As of January 01, 2008 ThUS$
Austral Sociedad Concesionaria S.A.	Chile	CLP	20.00	20.00	20.00	661	661	661
Lufthansa Lan Technical Training S.A.	Chile	CLP	50.00	50.00	50.00	702	702	702
Concesionaria Chucumata S.A.	Chile	CLP	16.70	16.70	16.70	119	119	119

The principal activities of these companies are as follows:

Austral Sociedad Concesionaria S.A.: Construction, conservation, provision and explotation of aeronautical services, exclusively for the Carlos Ibañez del Campo Airport Passenger Terminal in Punta Arenas.

Lufthansa Lan Technical Training S.A.: Provision of training services for the aeronautical industry and other industries.

Concesionaria Chucumata S.A.: Execution, construction, concession and provision of air terminal services.

These companies have not significant restrictions on the ability to transfer funds.

The movement of investments in associates for the periods January 01, 2008 and December 31, 2009 is as follows:

	ThUS$
Opening balance as of January 1, 2008	**1,484**
Equity in earnings	696
Dividends received	(791)
Total changes in investments in associated entities	(95)
Closing balance as of December 31, 2008	**1,389**

	ThUS$
Opening balance as of January 1, 2009	**1,389**
Equity in earnings	315
Participation in previous periods items	(54)
Dividends received	(414)
Total changes in investments in associated entities	(153)
Closing balance as of December 31, 2009	**1,236**

The Company records the gain or loss on its investments in associates on a monthly basis in the consolidated statement of income, using the equity method. The Company has no investments in associates which are not accounted for by the equity method

The associates have not recognized in the periods reported changes directly in equity that must be recognized by the Company.

NOTE 18 - INTANGIBLE ASSETS

a) Composition and movement of intangible assets

Intangible assets are as follows:

	As of December 31, 2009 ThUS$	As of December 31, 2008 ThUS$	As of January 01, 2008 ThUS$
Classes of intangible assets (net)			
Goodwill (net)	63,793	62,927	63,544
Computer software (net)	34,087	26,382	24,348
Others Assets (net)	727	1,065	965
Total	98,607	90,374	88,857

	As of December 31, 2009 ThUS$	As of December 31, 2008 ThUS$	As of January 01, 2008$ ThUS$
Classes of intangible assets (gross)			
Goodwill (gross)	63,793	62,927	63,544
Computer software (gross))	63,585	48,205	40,526
Others Assets (gross)	808	1,184	1,184
Total	128,186	112,316	105,254

The movement of software and other assets from January 01, 2008 and December 31, 2009 is as follows:

	Computer software (net) ThUS$	Others Assets net ThUS$	Total net ThUS$
As of January 01, 2008	24,348	965	25,313
Additions	9,591	1,170	10,761
Business disposals	-	(961)	(961)
Withdrawals	(875)	-	(875)
Amortization	(6,682)	(109)	(6,791)
Balances as of December 31, 2008	**26,382**	**1,065**	**27,447**

	Computer software (net) ThUS$	Others Assets net ThUS$	Total net ThUS$
As of January 01, 2009	26,382	1,065	27,447
Additions	14,881	727	15,608
Withdrawals	(73)	-	(73)
Transfers	1,065	(1,065)	-
Amortization	(8,168)	-	(8,168)
Balances as of December 31, 2009	**34,087**	**727**	**34,814**

Intangible assets with a defined useful life comprise mainly computer software which has all been acquired from third parties, for which the Company has defined useful lives of between 4 and 7 years.

The Company shows its intangible assets at cost and amortization is made on a straight-line basis over their estimated useful lives. The amortization of each period is shown in the consolidated statement of results in administrative expenses. The accumulated amortization of computer programs as of December 31, 2009 amounts to ThUS$ 29,498 (ThUS$ 21,823 as of December 31, 2008 and ThUS$ 16,397 as of January 01, 2008). The accumulated amortization of other identifiable intangible assets as of December 31, 2009 amounts to ThUS$ 81 (ThUS$ 119 as of December 31, 2008 and ThUS$ 0 as of January 01, 2008).

b) Goodwill

With respect to impairment losses of intangible assets, the management has no showns signs of impairment with respect to goodwill and the Company has no other intangible assets with an indefinite useful life.

The movement of goodwill from January 01, 2008 and December 31, 2009 is as follows:

Movement of goodwill

	ThUS$
Opening balance as of January 01, 2008	63,544
Disposal of business	(618)
Increase due to exchange rate differences	1
Balance as of December 31, 2008	**62,927**
Opening balance as of January 01, 2009	62,927
Additions	920
Decrease due to exchange rate differences	(54)
Balance as of December 31, 2009	**63,793**

NOTE 19 - PROPERTY, PLANT AND EQUIPMENT

a) The detail and movement of the different categories of property, Plant and equipment are shown below:

	Gross value			Accumulated depreciation			Net value		
	As of December 31, 2009 ThUS$	As of December 31, 2008 ThUS$	As of January 01, 2008 ThUS$	As of December 31, 2009 ThUS$	As of December 31, 2008 ThUS$	As of January 01, 2008 ThUS$	As of December 31, 2009 ThUS$	As of December 31, 2008 ThUS$	As of January 01, 2008 ThUS$
Construction in progress	264,259	267,844	424,747	-	-	-	264,259	267,844	424,747
Land	35,538	35,538	23,564	-	-	-	35,538-	35,538	23,564
Buildings	100,662	94,792	94,523	(18,696)	(16,582)	(14,464)	81,966	78,210	80,059
Plant and equipment	4,051,718	3,779,640	3,001,377	(820,036)	(699,729)	(583,069)	3,231,682	3,079,911	2,418,308
Information technology equipment	75,185	75,756	73,930	(60,142)	(59,420)	(56,668)	15,043	16,336	17,262
Fixed installations and accessories	45,526	40,118	40,058	(21,867)	(18,091)	(16,697)	23,659	22,027	23,361
Motor vehicles	2,853	2,654	2,855	(1,902)	(1,845)	(1,870)	951	809	985
Improvements to leased assets	76,536	59,428	27,515	(26,250)	(12,879)	(6,895)	50,286	46,549	20,620
Other property, plant and equipment	863,620	709,116	709,697	(370,448)	(290,277)	(269,155)	493,172	418,839	440,542
Total	**5,515,897**	**5,064,886**	**4,398,266**	**(1,319,341)**	**(1,098,823)**	**(948,818)**	**4,196,556**	**3,966,063**	**3,449,448**

b) As of December 31, 2008

	Construction in progress ThUS$	Land ThUS$	Buildings net ThUS$	Plant and equipment net ThUS$	Information technology equipment ThUS$	Fixed insta-llations and accessories net ThUS$	Motor vehicles net ThUS$	Impro-vements to leased assets net ThUS$	Other property, plant and equi-pment net ThUS$	Property, plant and equipment net ThUS$
Opening balance as of January 01, 2008	**424,747**	**23,564**	**80,059**	**2,418,308**	**17,262**	**23,361**	**985**	**20,620**	**440,542**	**3,449,448**
Additions	5,430	11,974	238	873,329	5,381	1,942	62	-	17,912	916,268
Disposals	-	-	-	(225)	(1)	-	(2)	-	-	(228)
Transfers to (from) non current assets and groups	-	-	-	(16,384)	-	-	-	-	-	(16,384)
Business disposals	(12)	-	-	(100)	(256)	(1,687)	(17)	-	(74)	(2,146)
Asset retirement	-	-	-	(3,155)	(41)	-	(16)	-	(692)	(3,904)
Depreciation	-	-	(2,118)	(171,471)	(5,717)	(3,434)	(206)	(5,983)	(34,068)	(222,997)
Increases (decreases) due to exhanges differences	(11)	-	-	(633)	(296)	(620)	(8)	-	(66)	(1,634)
Other increases (decreases)	(162,310)	-	31	(19,758)	4	2,465	11	31,912	(4,715)	(152,360)
Changes, total	**(156,903)**	**11,974**	**(1,849)**	**661,603**	**(926)**	**(1,334)**	**(176)**	**25,929**	**(21,703)**	**516,615**
Closing balance as of December 31, 2008	**267,844**	**35,538**	**78,210**	**3,079,911**	**16,336**	**22,027**	**809**	**46,549**	**418,839**	**3,966,063**

c) As of December 31, 2009

	Construction in progress ThUS$	Land ThUS$	Buildings net ThUS$	Plant and equipment net ThUS$	Information technology equipment ThUS$	Fixed insta-llations and accessories net ThUS$	Motor vehicles net ThUS$	Impro-vements to leased assets net ThUS$	Other property, plant and equi-pment net ThUS$	Property, plant and equipment net ThUS$
Opening balance as of January 01, 2009	**267,844**	**35,538**	**78,210**	**3,079,911**	**16,336**	**22,027**	**809**	**46,549**	**418,839**	**3,966,063**
Additions	15,232	-	20	531,038	4,025	2,109	341	863	12,951	566,579
Disposals	(7)	-	-	(6,047)	-	(16)	(25)	-	(1)	(6,096)
Transfers to (from) non current assets and groups	-	-	-	(4,029)	-	-	-	-	-	(4,029)
Asset retirement	-	-	-	(2,299)	(22)	(5)	(2)	-	(864)	(3,192)
Depreciation	-	-	(2,114)	(199,673)	(5,672)	(3,777)	(179)	(13,371)	(42,069)	(266.855)
Increases (decreases) due to exhanges differences	(49)	-	-	(2,034)	278	284	(2)	-	5	(1.518)
Other increases (decreases)	(18,761)	-	5,850	(165,185)	98	3,037	9	16,245	104,311	(54,396)
Changes, total	**(3,585)**	-	**3,756**	**151,771**	**(1,293)**	**1,632**	**142**	**3,737**	**74,333**	**230,493**
Closing balance as of December 31, 2009	**264,259**	**35,538**	**81,966**	**3,231,682**	**15,043**	**23,659**	**951**	**50,286**	**493,172**	**4,196,556**

d) Composition of the fleet.

Aircraft included in the Company's property, plant and equipment:

Aircraft	Model	As of December 31, 2009	As of December 31, 2008	As of January 01, 2008
Boeing 737	200ADV (*)	2	5	6
Boeing 767	300ER	17	14	10
Boeing 767	300F	8	8	8
Boeing 767	200ER (**)	1	1	1
Airbus A318	100	15	15	5
Airbus A319	100	20	17	15
Airbus 320	200	16	16	14
Airbus 340	300	4	4	4
Total		83	80	63

(*) Leased to Sky Service S.A.
(**) Leased to Aerovías de Mexico S.A.

Operating lases

Aircraft	Model	As of December 31, 2009	As of December 31, 2008	As of January 01, 2008
Boeing 737	200ADV	-	-	6
Boeing 767	300ER	10	12	12
Boeing 767	300F	1	1	1
Boeing 777	Freighter	2	-	-
Airbus A320	200	2	2	3
Airbus A340	300	1	1	1
Total		16	16	23
Total fleet		99	96	86

e) Method used for the depreciation of property, plant and equipment:

	Method	Useful life minimum	Useful life maximum
Buildings	Straight line without residual value	20	50
Plant and equipment	Straight line with residual value of 20% in the Airbus fleet and 36% in the Boeing fleet	5	20
Information technology equipment	Straight line without residual value	5	10
Fixed insta-llations and accessories	Straight line without residual value	10	10
Motor vehicles	Straight line without residual value	10	10
Improvements to leased assets	Straight line without residual value	5	5
Other property, plant and equipment	Straight line with residual value of 20% in the Airbus fleet and 36% in the Boeing fleet	3	20

Depreciation charged to income in the period, included in the consolidated statement of income, amounts to ThUS$ 266,855 (ThUS$ 222,997 as of December 31, 2008). Depreciation charges for the year are recognized in the areas of Cost of Sales and Administrative Expenses in the consolidated statement of income.

f) Additional information property, plant and equipment:

i) Property, plant and equipment pledged as guarantee:

For the year ended December 31, 2009, the Company sold its participation in the permanent establishment Linnet Leasing Limited holder of four Airbus A320´s. Moreover, direct guarantees are added three Airbus A319´s and three Boeing 767 - 300 that joined the fleet, and two spare engines for Boeing 767 fleet that were refinanced.

Description of property, plant and equipment pledged as guarantee:

Creditor of guarantee	Assets committed	Fleet	As of December 31, 2009 Existing debt ThUS$	As of December 31, 2009 Book Value ThUS$	As of December 31, 2008 Existing debt ThUS$	As of December 31, 2008 Book Value ThUS$	As of January 01, 2008 Existing debt ThUS$	As of January 01, 2008 Book Value ThUS$
Wilmington Trust Company	Aircraft and engines	Boeing 767	1,069,077	1,289,471	913,447	1,058,606	618,341	714,002
BNP Paribas	Aircraft and engines	Airbus A319	324,584	389,071	258,430	302,998	212,719	250,606
		Airbus A318	323,947	380,928	349,155	401,610	118,059	138,061
		Airbus A320	119,567	140,501	128,729	148,125	66,747	77,627
Calyon	Aircraft and engines	Airbus A319	48,157	53,998	53,407	57,904	58,087	62,137
		Airbus A320	-	-	103,026	105,939	110,551	110,719
Total direct guarantees			**1,885,332**	**2,253,969**	**1,806,194**	**2,075,182**	**1,184,504**	**1,353,152**

The amounts of existing debt are presented at nominal value. Book value corresponds for the goods provided as guarantees.

Additionally, there are indirect guarantees related to assets recorded in property, plant and equipment whose total debt at December 31,2009 amounting to ThUS $ 281,691 (ThUS $ 242,541 at December 31, 2008 and ThUS $ 299,228 at January 01, 2008).

ii) Commitments and others.

Assets fully depreciated and commitments for future purchases are as follows:

	As of December 31, 2009 ThUS$	As of December 31, 2008 ThUS$	As of January 01, 2008 ThUS$
Gross value of property, plants and equipment fully depreciated still in use (1)	53,417	49,046	35,050
Commitments for the acquisition of aircraft	8,880,000	7,390,000	7,090,00

(1) The amounts shown relate mainly to land support equipment and computer equipment and tools.

In December 2009 it signed a purchase commitment with Airbus for the purchase of another 30 aircraft of the A320 family with deliveries between 2011 and 2016. The approximate amount, according to the manufacturer's list price, is ThUS$ 1,972,000.

With the above, as of December 31, 2009, and as a result of different aircraft purchase contracts signed with Airbus S.A.S., there remain 45 Airbus aircraft of the A320 family to be delivered between 2010 and 2016. The approximate amount is ThUS$ 2,970,000, according to the manufacturer's price list.

As December, 2009, and as a result of different aircraft purchase contracts signed with The Boeing Company, there remain 7 B767-300ER aircraft to be delivered by December 2012, 1 B777 – Freighter aircraft for delivery in 2012 and 26 B787 Dreamliner aircraft for delivery between the years 2015 and 2019. The approximate amount is ThUS$ 5,910,000, according to the manufacturer's price list. In addition, the Company has purchase options over 2 B767-300ER and 15 B787 Dreamliner aircraft.

(iii) Capitalized interest cost with respect to property, plant and equipment

		As of December 31, 2009	As of December 31, 2008
Rate of capitilization of capitalized interest cost	%	4,33	5,26
Cost of capitalized interest	ThUS$	9.943	18.821

iv) Financial leases

The detail of the main financial leases is as follows:

Lessor	Aircraft	As of December 31, 2009	As of December 31, 2008	As of January 01, 2008
Condor Leasing LLC	Boeing 767	2	2	2
Condor Leasing LLC	Boeing 767	1	1	1
Bluebird Leasing LLC	Boeing 767	2	2	2
Eagle Leasing LLC	Boeing 767	1	1	1
Eagle Leasing LLC	Boeing 767	1	1	1
Seagull Leasing LLC	Boeing 767	1	1	1
Linnet Leasing Limited	Airbus A320	4	-	-
Total		**12**	**8**	**8**

Leasing contracts where the lessee acts as the parent company of aircraft set a duration of 12 years and quarterly payments of obligations. Additionally, the tenant will hire and have outstanding obligations of insurance coverage for the aircraft, perform maintenance on them to update their own cost and airworthiness certificates.

Fixed assets acquired under financial leases are classified as Other fixed assets in Property, plant and equipment. As of December 31, 2009, the Company has 12 aircraft and 1 spare engine recorded as financial leases (8 aircraft and 1 spare engine as of December 31, 2008, and 8 aircraft and 1 spare engines as of January 01, 2008). As a result of the sale of its holding in the permanent establishment Linnet Leasing Limited in March 2009, the parent Company increased its number of leased aircraft by 4 Airbus A320 with respect to December 31, 2008.

The net value of assets under financial leases as of December 31, 2009 amounts to ThUS$ 458,417 (ThUS$ 382,530 as of December 31, 2008 and ThUS$ 397,423 as of January 01, 2008).

The minimum payments under financial leases are as follows:

As of December 31, 2009	Gross value ThUS$	Interest ThUS$	Present value ThUS$
No later than one year	54,473	4,846	49,627
Between one and five years	185,952	9,584	176,367
Over five years	41,266	129	41,137
Total	**281,691**	**14,559**	**267,131**

As of December 31, 2008	Gross value ThUS$	Interest ThUS$	Present value ThUS$
No later than one year	64,300	7,355	56,945
Between one and five years	208,608	18,736	189,872
Total	**272,908**	**26,091**	**246,817**

As of January 01, 2008	Gross value ThUS$	Interest ThUS$	Present value ThUS$
No later than one year	66,964	9,677	57,287
Between one and five years	222,804	29,310	193,494
Over five years	53,715	3,030	50,685
Total	**343,483**	**42,017**	**301,466**

NOTE 20 – TAXES AND DEFERRED TAXES

Deferred tax assets and liabilities are offset if there is a legal right to offset assets and liabilities for income tax and the deferred taxes refer to the same fiscal authority. The balances of deferred taxes are as follows:

	Assets			Liabilities		
	As of December 31, 2009 ThUS$	As of December 31, 2008 ThUS$	As of January 01, 2008 ThUS$	As of December 31, 2009 ThUS$	As of December 31, 2008 ThUS$	As of January 01, 2008 ThUS$
Concept						
Depreciation	(476)	(442)	(289)	221,712	166,528	141,939
Amortization	2,103	27	320	24,556	29,858	17,978
Provisions	2,995	1,858	1,981	5,097	(2,224)	15,928
Post-employment benefit obligations	333	194	141	(850)	(659)	(694)
Reevaluation of financial instruments	-	-	-	(18,891)	(61,817)	(9,304)
Tax losses	5,013	10,182	14,615	-	-	-
Others	684	766	3,610	8,995	35,686	5,199
Total	**10,652**	**12,585**	**20,378**	**240,619**	**167,372**	**171,046**

Deferred tax assets not recognized:

	As of December 31, 2009 ThUS$	As of December 31, 2008 ThUS$	As of January 01, 2008 ThUS$
Temporary differences	2,152	2,152	6,402
Tax losses	3,629	1,972	11,859
Total deferred tax assets not recognized	**5,781**	**4,124**	**18,261**

Deferred income tax assets are recognized for tax loss carry-forwards to the extend that the realization of the related tax benefit through future taxable profits is probable. The group did not recognize deferred income tax assets of Th US$ 3,629 in respect of losses amounting to ThUS$ 11,456 that can be carried against future taxable income

Expense (income) for deferred taxes and income tax for the years ended at December 31, 2009 and 2008 respectively, are attributable to the following:

	For the year ended December 31, 2009 ThUS$	2008 ThUS$
Expense for current income tax		
Current tax expense	8,323	10,306
Adjustment to previous year's current tax	(2,177)	(1,254)
Other current tax expense	5,556	(959)
Current tax expense, net, total	**11,702**	**8,093**
Expense for deferred income taxes		
Deferred expense (income) for taxes related to the creation and reversal of temporary differences	31,128	70,598
Increses (reduction)in value of deferred tax asset	1,657	(13,835)
Others deferred tax expense	-	238
Deferred tax expense, net total	**32,785**	**57,001**
Income tax expense	**44,487**	**65,094**

Composition of income tax expense (income):

	For the year ended December 31, 2009 ThUS$	2008 ThUS$
Current tax expense, net, foreign	2,185	818
Current tax expense, net, Chile	9,517	7,275
Current tax expense, net, total	**11,702**	**8,093**
Deferred tax expense, net, foreign	2,024	7,664
Deferred tax expense, net, Chile	30,761	49,337
Deferred tax expense, net, total	**32,785**	**57,001**
Income tax expense	**44,487**	**65,094**

Reconciliation of tax expense using the legal rate to the tax expense using the effective rate:

	For the year ended December 31, 2009 ThUS$	2008 ThUS$
Tax expense using the legal rate	**46,854**	**68,268**
Tax effect of rates in other jurisdictions	6,792	7,684
Tax effect of non-taxable operating revenues	(10,556)	(8,225)
Tax effect of disallowable expenses	836	11,252
Tax effect of use of tax losses not previously recognized	1,801	(14,137)
Other increases (decreases) in legal taxes charge	(1,240)	252
Total adjustments to tax expense using the legal rate	**(2,367)**	**(3,174)**
Tax expense using the effective rate	**44,487**	**65,094**

Reconciliation of legal tax rate to effective tax rate:

	For the year ended December 31, 2009 %	2008 %
Legal tax rate	**17.00**	**17.00**
Effect of tax rates in other jurisdictions	2.46	1.91
Effect of tax rate on non-taxable operating revenues	(3.83)	(2.05)
Effect of tax rate on disallowable expenses	0.30	2.80
Effect of tax rate on use of not-previously recognized tax losses	0.66	(3.51)
Other increase (decrease) in legal tax rate	(0.45)	0.06
Total adjustment to the legal tax rate	**(0.86)**	**(0.79)**
Total effective rate	**16.14**	**16.21**

Deferred taxes related to items charged to net equity:

	As of December 31, 2009 ThUS$	As of December 31, 2008 ThUS$	As of January 01, 2008 ThUS$
Aggregate deferred taxation related to items charged to net equity	(42,425)	52,513	9,304
Total deferred taxes related to item charged to net equity	**(42,425)**	**52,513**	**9,304**

Effects on deferred taxes of the components of other comprehensive income:

	As of December 31, 2009		
	Amount before taxes ThUS$	Income tax expense (income) ThUS$	Amount after taxes ThUS$
Cash-flow hedges	(252,508)	42,925	(209,583)
Translation adjustment	5,929	(1,008)	4,921
		41,917	

	As of December 31, 2008		
	Amount before taxes ThUS$	Income tax expense (income) ThUS$	Amount after taxes ThUS$
Cash-flow hedges	308,901	(52,513)	256,388

	As of January 01, 2008		
	Amount before taxes ThUS$	Income tax expense (income) ThUS$	Amount after taxes ThUS$
Cash-flow hedges	54,729	(9,304)	45,425

NOTE 21 - INTEREST-BEARING LOANS

Obligations with credit institutions and debt instruments:

	As of December 31, 2009 ThUS$	As of December 31, 2008 ThUS$	As of January 01, 2008 ThUS$
Current			
Bank loans	71,124	6,752	12,826
Guaranteed obligations	245,717	214,031	161,563
Financial leases	68,076	63,212	61,546
Other loans	504	33	-
Total current	**385,421**	**284,028**	**235,935**
Non-current			
Bank loans	207,657	-	6,753
Guaranteed obligations	1,933,607	1,898,070	1,544,795
Financial leases	213,733	183,607	239,920
Other loans	34,524	6,182	-
Total non-current	**2,389,521**	**2,087,859**	**1,791,468**
Total obligations with financial institutions	**2,774,942**	**2,371,887**	**2,027,403**

All interest-bearing liabilities are recorded according to the effective rate method. Under IFRS rules for the case of loans with fixed interest rate, given the effective rate does not vary throughout the loan, while loans with variable interest rate, the effective rate changes to the date of each repricing debt. This involves periodically re-estimating future cash flows so that they reflect movements in market interest rates so as to obtain the new effective rate. The methodology used by the Company to estimate the effective rate is to compute the Internal Rate of Return (IRR) of the loan assuming a constant principal payment and the payment of future interest rates using LIBOR 3-month futures reflect market movements. For its part, the nominal rate is estimated as the spot Libor rate plus margin (spread) of the loan. This methodology can result in effective interest rates lower than nominal interest rates because interest accruals under both methodologies are different throughout the loan and will depend on the slope of the curve of future LIBOR rates.

The book value of financial liabilities is denominated in the following currencies:

	As of December 31, 2009 ThUS$	As of December 31, 2008 ThUS$	As of January 01, 2008 ThUS$
US dollar	2.546.411	2.371.887	2.027.403
Chilean peso	228.531(*)	-	-
Total	2.774.942	2.371.887	2.027.403

(*) The company entered into currency swap contracts (cross currency swap), fixing the payment of ThUS$ 170,741 of debt, in dollars.

NOTE 22 - OTHER FINANCIAL DEBT

The detail of other financial debt as of December 31, 2009, December 31, 2008 and January 01, 2008, respectively, is as follows:

	As of December 31, 2009 ThUS$	As of December 31, 2008 ThUS$	As of January 01, 2008 ThUS$
Current			
Interest rate derivative	2,031	-	-
Currency derivative	-	1,345	1,586
Total current	**2,031**	**1,345**	**1,586**
Non-current			
Fleet financing (JOL)	299,483	285,313	271,853
Interest rate derivative	5,804	-	-
Total non-current	**305,287**	**285,313**	**271,853**
Total others financial liabilities	**307,318**	**286,658**	**273,439**

NOTE 23- TRADE AND OTHER ACCOUNTS PAYABLE

Trade and other accounts payable as of December 31, 2009, December 31, 2008 and January 01, 2008 are as follows:

	As of December 31, 2009 ThUS$		As of December 31, 2008 ThUS$		As of January 01, 2008 ThUS$
Current					
Trade creditors	311,441		298,067		271,709
Leasing obligations	9,441		7,808		7,931
Other accounts payable	56,556	(*)	82,902	(*)	84,729
Total current	**377,438**		**388,777**		**364,369**
Non-current					
Other accounts payable	72,000	(*)	90,000	(*)	-
Total non-current	**72,000**		**90,000**		-
Total trade and others accounts payable	**449,438**		**478,777**		**364,369**

(*) Includes agreement entitled "Plea Agreement" with the Department of Justice of the United States of America for the periods enden December 31, 2009 and 2008, respectively. See detail in note 24.

Below is opening by way of trade payables and other payables:

	As of December 31, 2009 ThUS$	As of December 31, 2008 ThUS$	As of January 01, 2008 ThUS$
Boarding Fee	72,291	67,682	48,823
Aircraft fuel	71,881	69,396	103,133
Landing fees	34,321	31,183	26,687
Handling y ground handling	25,885	23,476	20,051
Providers of technical buying	24,784	58,390	39,300
Professional service and advice	18,536	17,126	10,263
Other personal expenses	16,938	37,072	31,947
Achievement of objectives	13,228	18,246	17,998
Maintenance	15,821	18,316	17,782
Marketing	11,624	9,876	10,592
In-flight services	10,253	8,824	12,314
Aircraft and engines lease	9,441	7,808	10,366
U.S.A Department of Justice (*)	90,000	109,000	-
Others	34,435	2,382	15,113
Total trade and others accounts payable	**449,438**	**478,777**	**364,369**

(*) Includes agreement entitled "Plea Agreement" with the Department of Justice of the United States of America for the periods ended December 31, 2009 and December 31,2008. See detail in note 24.

NOTE 24 - PROVISIONS

The detail of provisions as of December 31, 2009, December 31, 2008 and January 01, 2008 is as follows:

	As of December 31, 2009 ThUS$	As of December 31, 2008 ThUS$	As of January 01, 2008 ThUS$
Current			
Provision for legal claims (1)	970	2,217	-
Total current	970	2,217	-
Non-current			
Provision for legal claims (1)	1,834	1,344	399
Provision for European Commission investigation (2)	25,000	25,000	25,000
Total non-current	26,834	26,344	25,399
Total provisions	**27,804**	**28,561**	**25,399**

(1) The amount represents a provision for certain demands made against the Company by former employees, regulatory agencies and others. The charge for the provision is shown in the consolidated statement of income in Administrative expenses. It is expected that the current balance as of December 31, 2009 will be applied during the next 12 months.

(2) Provision made for proceedings brought by the European Commission for possible breaches of free competition in the freight market.

The movement of provisions from January 01, 2008 and December 31, 2009 is as follows:

	Legal claims ThUS$	U.S.A Justice Department ThUS$	European Commission Investigation ThUS$	Total ThUS$
As of January 01, 2008	399	-	25,000	25,399
Increase in provisions	3,248	109,000	-	112,248
Provisions used	(28)	(109,000)	-	(109,028)
Exchange difference	(58)	-	-	(58)
Balances as of December 31, 2008	**3,561**	-	**25,000**	**28,561**

	Legal claims ThUS$	U.S.A Justice Department ThUS$	European Commission Investigation ThUS$	Total ThUS$
As of January 01, 2009	3,561	-	25,000	28,561
Increase in provisions	1,607	-	-	1,607
Provisions used	(2,679)	-	-	(2,679)
Exchange difference	315	-	-	315
Balances as of December 31, 2009	**2,804**	-	**25,000**	**27,804**

European Commission Provision:

(a) This provision was established because of the investigation begun by the Directorate General for Competition of the European Commission of more than 25 cargo airlines, including Lan Cargo S.A., as part of a global investigation begun in 2006 regarding possible unfair competition on the air cargo market. This was a joint investigation by the European and U.S.A. authorities. The start of the investigation was disclosed through a material event notice given December 27, 2007. The U.S.A. portion of the global investigation concluded with respect to Lan Cargo S.A. and its subsidiary, Aerolíneas Brasileiras S.A. ("ABSA") by the signature of a Plea Agreement with the U.S.A. Department of Justice, as disclosed in a material event notice on January 21, 2009; (b) There is no specific information on the date when the Directorate General for Competition of the European Commission will render a decision on this investigation, but it is expected to be during 2010 at the latest. The decision by the Directorate General can be appealed to the Court of First Instance in Luxembourg and the decision on that appeal can be further appealed to the Court of Justice of the European Union; (c) Although Lan Cargo S.A. is a participant in the European Commission's Leniency Program because of its collaboration in that investigation, which will result in significant discounts on the fine set by that authority, there are different variables that make it impossible to predict the fine with any certainty. In the opinion of our outside attorneys in Brussels, Belgium, in view of the directives of the European Commission on the matter and taking into account the inherent uncertainties of the fine range, the Company decided to make a provision for ThUS$25,000 (twenty-five million dollars of the United States of America). The EC's decision may stipulate that Lan Cargo S.A. and its parent company, Lan Airlines S.A., are both liable for the payment of any fine.

NOTE 25 - OTHER LIABILITIES

Other liabilities as of December 31, 2009, December 31, 2008 and January 01, 2008 are as follows:

	As of December 31, 2009 ThUS$	As of December 31, 2008 ThUS$	As of January 01, 2008 ThUS$
Current			
Dividends payable	70,387	105,330	120,074
Other guarantees received	2,102	1,620	891
Others sundry liabilities	935	2,814	672
Total current	**73,424**	**109,764**	**121,637**
Non-current			
Aircraft and engine maintenance	46,644	37,007	43,988
Provision for vacations and bonuses	6,212	6,699	8,485
Others sundry liabilities	2,182	3,958	9,113
Total non-current	**55,038**	**47,664**	**61,586**
Total others liabilities	**128,462**	**157,428**	**183,223**

NOTE 26 - OBLIGATIONS FOR LONG-TERM AND POST-EMPLOYMENT BENEFITS

The obligations for long term and post employment benefits from January 01, 2008 and december 31, 2009, respectively, is as follows:

	As of December 31, 2009 ThUS$	As of December 31, 2008 ThUS$	As of January 01, 2008 ThUS$
Non-current			
Pension payments	2,588	2,121	1,737
Termination payments	1,053	863	1,438
Other obligations	1,914	881	907
Total non-current	**5,555**	**3,865**	**4,082**

(a) The movement in payments for pensions, termination and other obligations from January 01, 2008 and December 31, 2009 is as follows:

	ThUS$
As of January 01, 2008	**4,082**
Cost of current services	548
Benefits paid	(765)
Balance as of December 31, 2008	**3,865**
As of January 01, 2009	**3,865**
Cost of current services	3,705
Benefits paid	(2,015)
Balance as of December 31, 2009	**5,555**

(b) The provision for short-term benefits from January 01, 2008 and December 31, 2009 respectively, is detailed below:

	As of December 31, 2009 ThUS$	As of December 31, 2008 ThUS$	As of January 01, 2008 ThUS$
Profit-sharing and bonuses	29,596	39,014	29,696

The participation in profits and bonuses are annual incentives plan for achievement the objectives.

The movement in the classes of employment expenses is the following:

	For the year ended December 31, 2009 ThUS$	2008 ThUS$
Salaries and wages	476,404	456,599
Short-term employee benefits	58,530	54,148
Termination benefits	17,408	13,757
Other personnel expenses	84,329	83,433
Total	636,671	607,937

NOTE 27 - HEDGING LIABILITIES

Hedging liabilities as of December 31, 2009, December 31, 2008 and January 01, 2008 as follows:

	As of December 31, 2009 ThUS$	As of December 31, 2008 ThUS$	As of January 01, 2008 ThUS$
Current			
Interest accrued since last payment date Swap rates	2,935	873	-
Cash-flow hedge of interest-rate risk	21,580	19,491	6,936
Cash-flow hedge of currency risk	5,089	-	-
Cash-flow hedge of fuel-price risk	876	159,749	-
Total current	30,480	180,113	6,936
Non-current			
Cash-flow hedge of interest-rate risk	47,853	157,872	47,815
Cash-flow hedge of fuel-price risk	-	10,513	-
Total non-current	47,853	168,385	47,815
Total hedging liabilities	**78,333**	**348,498**	**54,751**

The foreign currency derivatives correspond to forward contracts to hedge the fair value of investments in Chilean pesos.

Hedging operation

The fair values by type of derivative contracts registered under the methodology of coverage, are presented below:

	As of December 31, 2009 ThUS$	As of December 31, 2008 ThUS$	As of January 01, 2008 ThUS$
Forward starting swaps (FSS) (1)	(31,928)	(140,462)	(46,416)
Interet rate options (2)	3,129	3,344	2,777
Interest rate Swaps (3)	(37,506)	(36,900)	(8,335)
Cross currency swaps (CCIRS) (4)	19,706	-	-
Fuel collars (5)	5,329	(170,262)	4,385
Fuel swap (6)	8,244	-	-
Currency Forward (7)	677	-	-

(1) Covers the significant variations in cash flows associated with market risk implicit in the changes in the interest rate 3-month Libor for long-term loans incurred in the acquisition of aircraft to be produced from the future date the contract. These contracts are recorded as contracts cash flow hedges.

(2) Covers the significant variations in cash flows associated with market risk implicit in the changes in the interest rate 3-month Libor for long-term loans incurred in the acquisition of aircraft. These contracts are recorded as contracts cash flow hedges.

(3) Covers the significant variations in cash flows associated with market risk implicit in the increases in the Libor interest rate of 3 and 6 months for long-term loans incurred in the acquisition of aircraft and bank loans. These contracts are recorded as contracts cash flow hedges.

(4) Covers the significant variations in cash flows associated with market risk implicit in the changes in the interest rate TAB 180 days and the dollar exchange rate - Chilean peso bank loans.

(5) Covers significant variations in cash flows associated with market risk implicit in the changes in the price of fuel for future purchases.

(6) Covers the significant variations in cash flows associated with market risk implicit in the changes in the price of fuel for future purchases.

(7) Covers investments denominated in Chilean pesos to changes in the dollar exchange rate - Chilean peso, with the aim of ensuring investment in dollars.

During the periods presented, the Company only maintains cash flow hedges. In the case of fuel hedges, cash flow hedges subjects will occur and will impact results from 1 to 9 months from the consolidated statement of financial position date, whereas in the case of interest rate hedging, they will occur and will impact results over the life of the related loans, which are valid for 12 years. Regarding coverage rate and currency, the impact on outcomes will occur continuously throughout the life of the contract (3 years), while flows will occur quarterly. Finally, the results will impact investment hedges steadily over the life of the investment (up to 3 months), while the flow occur at the maturity of the investment.

During the periods presented have not occurred hedging highly probable future transactions that have not been made.

During the periods presented, there has been no hedge ineffectiveness in the consolidated statement of income

Since none of the coverage resulted in the recognition of a non-financial asset, any portion of the result of the derivatives recognized in equity was transferred to the initial value of such assets.

The amounts recognized in comprehensive income and transferred from net equity to income during the exercise, are as follows:

	As of December 31, 2009 ThUS$	As of December 31, 2008 ThUS$
Debit (credit) recognized in comprehensive Income during the exercise	252,508	(308,901)
Debit (credit) transferred from net equity to Income during the exercise	(193,534)	(25,964)

NOTE 28 - LIABILITIES ACCRUED AT THE DATE OF THE REPORT

The liabilities accrued as of December 31, 2009, December 31, 2008 and January 01, 2008 is as follows:

	As of December 31, 2009 ThUS$	As of December 31, 2008 ThUS$	As of January 01, 2008 ThUS$
Aircraft and engine maintenance	29,055	43,463	55,630
Accounts payable to personnel	33,890	43,825	38,939
Accrued personnel expenses	24,576	19,581	19,930
Others liabilities accrued	11,638	23,806	-
Total	**99,159**	**130,675**	**114,499**

NOTE 29 - EQUITY

a) Capital

The capital of the company is in the following form:

The Company's objective is to maintain an appropriate level of capitalization that enables it to ensure access to the financial markets for carrying out its medium and long-term objectives, optimizing the return for its shareholders and maintaining a solid financial position.

The capital of the Company at the end of each period amounts to ThUS$ 453,444, divided into 338,790,909 common stock of a same series, of ordinary character, no par value. There are no special series of shares and no privileges. The form of its stock certificates and their issuance, exchange, disuse, loss, replacement and other circumstances, and the transfer of the shares, is governed by the provisions of Corporations Law and its regulations.

b) Subscribed and paid shares

As of December 31, 2009, December 31, 2008, and January 01, 2008, the total number of authorized common shares is 341 million shares of no par value. Of the total shares subscribed, 338,790,909 shares have been fully paid, leaving 2,209,091 shares reserved for issuance under option contracts.

c) Other reserves

The movement of other reserves from January 01, 2008 and December 31, 2009 is as follows:

	Translation reserve ThUS$	Hedges transaction reserve ThUS$	Stock option plans ThUS$	Others reserve ThUS$	Total ThUS$
As of January 01, 2008	-	**(45,425)**	-	**(52)**	**(45,477)**
Derivatives valuation losses	-	(308,901)	-	-	(308,901)
Deferred tax	-	52,513	-	-	52,513
Translation differences subsidiaries	(6,192)	-	-	-	(6,192)
Stock option plans	-	-	1,801	-	1,801
Balances As of December 31, 2008	**(6,192)**	**(301,813)**	**1,801**	**(52)**	**(306,256)**

	Translation reserve ThUS$	Hedges transaction reserve ThUS$	Stock option plans ThUS$	Others reserve ThUS$	Total ThUS$
As of January 01, 2009	**(6,192)**	**(301,813)**	**1,801**	**(52)**	**(306,256)**
Derivatives valuation gains	-	252,508	-	-	252,508
Deferred tax	1,009	(42,925)	(507)	-	(42,423)
Translation differences subsidiaries	259	-	-	-	259
Stock option plans	-	-	1,183	-	1,183
Legal reserves	-	-	-	65	65
Others	-	-	-	(2,657)	(2,657)
Balances as of December 31, 2009	**(4,924)**	**(92,230)**	**2,477**	**(2,644)**	**(97,321)**

(c.1) Translation reserves

These originate from exchange differences arising on the translation of any investment in foreign entities (or Chilean with a functional currency different to that of the parent), and of loans and other instruments in foreign currency designated as hedges for such investments, are taken to equity. When the investment (all or part) is sold or disposed of, these reserves are shown in the consolidated statement of income as part of the loss or gain on the sale or disposal.

(c.2) Reserves for hedging transactions

These originate from the valuation at fair value at the end of each period of the outstanding derivative contracts that have been defined as hedges. As and when these contracts expire, these reserves should be adjusted and the corresponding results shown.

(c.3) Reserves for stock option plans

These reserves are related to the share-based payments explained in Note 39.

(c.4) Other sundry reserves

The balance of other sundry reserves comprises the following:

	As of December 31, 2009 ThUS$	As of December 31, 2008 ThUS$	As of January 01, 2008 ThUS$
Reserve for the adjustment of the value of fixed assets (1)	2.620	2.620	2.620
Share issuance and placement costs (2)	(2.672)	(2.672)	(2.672)
Purchase minority investments	(2.657)	-	-
Others	65	-	-
Total	**(2.644)**	**(52)**	**(52)**

(1) Corresponds to the technical revaluation of fixed assets authorized by the Superintendency of Securities and Insurance in 1979, in Circular No. 1529. The revaluation was optional and could be taken only once, the reserve is not distributable and can only be capitalized.

(2) As established in Circular 1,736 of the Superintendency of Securities and Insurance, the next extraordinary shareholders meeting to be held by the parent Company should approve that the share issuance and placement costs be deducted from the paid capital.

d) Retained earnings

The movement in the retained earnings reserve from January 01, 2008 and December 31, 2009 is as follows:

	ThUS$
As of January 01, 2008	**485,721**
Result for the period	336,480
Dividends	(207,614)
Balance as of December 31, 2008	**614,587**

	ThUS$
As of January 01, 2009	**614,587**
Result for the period	231,126
Other increases	1,613
Dividends	(104,622)
Balance as of December 31, 2009	**742,704**

e) Dividends per share

As of December 31, 2009

Description	Interim dividend year 2009	Interim dividend year 2009
Date of dividend	28-07-2009	29-12-2009
Amount of the dividend (ThUS$)	34,621	70,001
Number of shares among which the dividend is distributed	338,790,909	338,790,909
Dividend per share (US$)	0.10219	0.20662

As of December 31, 2008

Description	Final dividend year 2007	Interim dividend year 2008	Interim dividend year 2008
Date of dividend	10-04-2008	29-07-2008	23-12-2008
Amount of the dividend (ThUS$)	5,827	96,786	105,001
Number of shares among which the dividend is distributed	338,790,909	338,790,909	338,790,909
Dividend per share (US$)	0.01720	0.28568	0.30993

The Company's dividend policy is that these be equal to the minimum required by law, i.e. 30% of the net income according to current regulations. This does not conflict with, if any dividends on the mandatory minimum and attending to the specific factual circumstances that may be received during the course of the year.

At 31 December 31, 2009 are provisors dividends declared for the 45.3% of the profits of the financial year 2009.

NOTE 30 - OPERATING REVENUES

The detail of operating revenues as of December 31, 2009 and 2008 is as follows:

	For the year ended December 31, 2009 ThUS$	2008 ThUS$
Passengers	2,623,608	2,820,830
Cargo	895,554	1,319,415
Total	**3,519,162**	**4,140,245**

NOTE 31 – COSTS AND EXPENSES BY NATURE

Costs and operating expenses

The main operating costs and administrative expenses are detailed below:

	2009 ThUS$	For the year ended December 31, 2008 ThUS$
Other rentals and landing fees	490,921	544,247
Aircraft fuel	959,608	1,388,826
Comissions	143,900	190,224
Other operating expenses	387,106	413,972
Aircraft rentals	83,712	70,527
Aircraft maintenance	121,037	105,920
Passenger service	92,796	85,257
Total	**2.279.080**	**2.798.973**

Depreciation and amortization

Depreciation and amortization are detailed below:

	2009 ThUS$	For the year ended December 31, 2008 ThUS$
Depreciation (*)	295,894	249,708
Amortization	8,168	6,791
Total	**304,062**	**256,499**

(*) Includes the depreciation of property, plant and equipment and the maintenance cost of operating leased aircraft.

Personnel expenses

The costs for this concept are disclosed in Note obligations Post-employment benefits (Note 26).

Financial costs

The detail of financial costs is as follows:

	2009 ThUS$	For the year ended December 31, 2008 ThUS$
Bank loans interest	113,827	102,768
Financial leases	4,406	10,042
Others financial instrument	34,876	12,678
Total	**153,109**	**125,488**

Costs and expenses by nature presented in this note are equivalent to the sum of cost of sales, marketing costs, distribution costs, and administrative expenses, other expenses of operating and financial costs presented in the consolidated statement income by function.

NOTE 32 - GAINS (LOSSES) ON SALES OF NON-CURRENT ASSETS NOT HELD FOR SALE

The gains (losses) on sales of non-current assets not held for sale as of December 31, 2009 and 2008 are as follows:

	For the year ended December 31, 2009 ThUS$	2008 ThUS$
Property, plant and equipment	4,278	2,546
Investments in companies, associates and joint businesses	(2)	3,664
Total	**4,276**	**6,210**

The gain (loss) on sales of the period is presented in other operating income.

NOTE 33 - OTHER OPERATING INCOME

Other operating incomes are as follows:

	For the year ended December 31, 2009 ThUS$	2008 ThUS$
Duty Free	9,593	15,668
Aircraft leasing	20,696	41,417
Logistics and courier	33,132	32,161
Customs and warehousing	18,682	25,375
Tours	31,088	3,187
Interest income	18,183	18,480
Other miscellaneous income	23,160	25,134
Total	**154,534**	**161,422**

NOTE 34 - EXCHANGE RATE DIFFERENCES

Exchange rate differences shown in income, except for financial instruments at fair value through profit and loss, accumulated to December 31, 2009 and 2008 generated a credit of ThUS$ 23,443 and a charge of ThUS$ 11,237 respectively.

Exchange rate differences shown in equity as translation reserves for the ended December 31, 2009 and 2008 represented a credit of ThUS$ 1,442 and a charge of ThUS$ 7,371 respectively.

The following shows the current exchange rates for the US dollar at the end of each period:

	As of December 31, 2009	As of December 31, 2008	As of January 01, 2008
Chilean peso	507.10	636.45	496.89
Argentine peso	3.80	3.45	3.15
Brazilian real	1.74	2.34	1.77
Peruvian sol	2.89	3.14	2.99
Australian dollar	1.12	1.45	1.15
Strong bolivar	2.14	2.14	2.14
Boliviano	7.00	6.97	7.53
Uruguayan peso	19.45	24.25	21.45
Mexican peso	13.06	13.82	10.90
Colombian peso	2,043.07	2,246.16	2,009.00
New Zealand dollar	1.39	1.73	1.30
Euro	0.70	0.71	0.68

NOTE 35 - EARNINGS PER SHARE

	For the year ended December 31, 2009	2008
Earnings attributable to controlling company's equity holders (ThUS$)	231,126	336,480
Weighted average number of shares, basic	338,790,909	338,790,909
Basic and diluted earnings per share (US$))	0.68	0.99

The Company has considered the effect of stock options contracts have on earnings per share, concluding that not diluted because the average share value in the market during the period is below the exercise price options.

NOTE 36 - CONTINGENCIES

a) Lawsuits

a1) Actions brought by Lan Airlines S.A. and Subsidiaries

Company	Court	Case No.	Origin	Stage and level of proceedings	Amounts involved ThUS$
Atlantic Aviation Investments LLC (AAI)	Supreme Court of the State of New York County of New York	07-6022920	Atlantic Aviation Investments LLC., an indirect subsidiary of Lan Airlines S.A. constituted under the laws of the state of Delaware, sued Varig Logistica S.A. ("Variglog") for the non-payment of four loans under loan agreements governed by the law of New York. These agreements provide for the acceleration of the loans in the event of sale of the original debtor, VRG Linhas Aéreas S.A.	Stage of execution in Switzerland of judgmentcondemning Variglog to repay the principal in favor of AAI. Regarding interest and costs, the final determination is awaited ofthe amounts by the court in New York inorder to proceed with execution in Switzerland. An embargo is held over the bank account of Variglog in Switzerland by AAI. Varilog is seeking recovery through the courts in Brazil I.	17,100 plus interest and costs
Atlantic Aviation Investments LLC	Supreme Court of the State of New York County of New York	602286-09	Atlantic Aviation Investments LLC. Sued Matlin Patterson Global Advisers LLC, Matlin Patterson Global Opportunities Partners II LP, Matlin Patterson Global Opportunities Partners (Cayman) II LP y Volo Logistics LLC (a) as alter egos for Variglog, for failure top ay the four loans indicated in the previous note; and (b) for a default on their obligations of guarantors and other obligations under the Memorandum of Understanding signed by the parties on September 29, 2006.	The respondents filed a motion to dismiss that is pending before the court. In the interim, the court authorized the commencement of the discovery stage	17,100 plus interest, costs and damages
Aerolane, Líneas Aéreas Nacionales del Ecuador S.A.	Tax tribunal of Guayaquil	6319-4064-05	Against the regional director of the Guayaquil Internal Revenue Service for payment of VAT credit	Ready to pronounce judgment	4,210
Lan Airlines S.A.	Tax Court of Quito	23493-A	Against the regional director of the Quito Internal Revenue Service for payment of VAT credit	About to request judgment	3,958
Lan Argentina S.A.	15th National Court of first instance commercial, Buenos Aires.	10587/09	Request for bankruptcy of Southern Winds S.A. for various unpaid loans	Direct negotiations are being held with the debtor, proceeding to transfer the request for bankruptcy if these do not succeed	3,200

a2) Lawsuits against Lan Airlines S.A. and Subsidiaries

Company	Court	Case No.	Origin	Stage and level of proceedings	Amounts committed ThUS$
Aerolinhas Brasileiras S.A.	Secretary of Finance of State of Rio de Janeiro	2003	The administrative authority of Río de Janeiro, Brazil, notified breach action or fine for alleged non-payment of ICMS (VAT) on import of Boeing-767 aircraft registered No PR-ABB.	Pending resolution of the revision group to annul the fine.	3,000
Lan Airlines S.A.	Labor, Buenos Aires, Argentina	34187/07	Labor complaint brought by ex customs agent alleging labor relationship with Lan Airlines S.A	The first-instance decision was in favor of Lan. A final decision by the chamberis pending	567
Lan Airlines S.A.	2nd Labor Court of Santiago, Chile	354-2008	Complaint brought by the Union of Aviation Workers of Lan Airlines S.A. (maintenance), for remuneration differences due, alleging non-compliance with clause of the collective agreement regulating the income leveling system	Decision in favor of Lan. An aapeal by other party is pending	Undetermined
Lan Airlines S.A. y Lan Cargo S.A	European Commission, Canada, New Zealand and South Korea.	-	Investigation of possible breaches of free Competition of cargo airlines, especially the fuel surcharge. On December 26, 2007, the Director General for Competition of the European Commission notified Lan Cargo S.A. and Lan Airlines S.A. of the instruction of a process against twenty-five cargo airlines, including Lan Cargo S.A., for alleged breaches of free competition in the European air cargot market, especially the intended fixing of a surcharge for fuel and cargo. According to the present state of the proceedings and as reported by the external lawyers in Europe, it is not possible to foresee the result of the proceedings.	The European Commission notification was answered on April 14, 2008.	Undetermined
Lan Cargo S.A. y Lan Airlines S.A.	Competent Court of the United States an Canada to hear class actions	-	As a consequence of the investigation into alleged breaches of free competition of cargo airlines, especially fuel surcharge	Class action were filed	Undetermined

Company	Court	Case No.	Origin	Stage and level of proceedings	Amounts committed ThUS$
Lan Logistics, Corp	Federal Court, Florida, United States	-	In mid June 2008 a demand was presented for purchase option right for sale of LanBox.	This case is scheduled for trial in february 2010.	Undetermined
Aerolinhas Brasileiras S.A.	Competent court of United States for hearing class actions	-	As a consequence of the investigation nto alleged breaches of free competition of cargo airlines, especially fuel surcharge	Investigation pending.	Undetermined
Aerolinhas Brasileiras S.A.	Conselho Administrativo de Defensa Económica, Brasil	-	Investigation of alleged breaches of free competition of cargo airlines, especially fuel surcharge.	Investigation pending.	Undetermined

Of the cases mentioned above, in view of the state of the proceedings and/or the improbable event of obtaining adverse sentences in these, as of December 31, 2009 it has been estimated in each case that it is not necessary to make any provision, despite a provision of US$ 25 million related to the present global investigation carried out in the European Union on a possible breach of competition regulations regarding the setting of fuel surcharges and other charges, which involves a large number of international cargo airlines, including Lan Cargo S.A., the cargo subsidiary of Lan Airlines S.A., in the European air cargo markets.

NOTE 37 - COMMITMENTS

(a) Loan covenants

With respect to various loans signed by the Company for the financing of Boeing 767 aircraft, which carry the guarantee of the United States Export–Import Bank, limits have been set on some of the parent Company's financial indicators on a consolidated basis. Restrictions are also in place on the Company's management in terms of its ownership and disposal of assets. These same restrictions also exist with respect to several contracts signed by its subsidiary Lan Cargo S.A. for the financing of Boeing 767 aircraft with the guarantee of the US Export–Import Bank, this time applied to both the parent Company and its subsidiary Lan Cargo S.A. Regarding the various contracts of the Company for the financing of Airbus A320 aircraft, which are guaranteed by European export credit agencies, limits have been established on some of the Company's financial indicators, together with management restrictions in terms of its ownership and asset disposals. In connection with the financing of spare engines for its fleet Boeing 767 and 777, which are guaranteed by the Export - Import Bank of the United States, have placed restrictions on the shareholding of its guarantors and their legal successor in case of merger.

In relation to credit agreements entered into by the Company, local banks, for the present year, have set limits to some financial indicators of the parent company on a consolidated basis. At 31 December 2009, the Company is in compliance with these covenants.

(b) Commitments under operative leases as lessee

Details of the main operating leases are as follows:

Aircraft	Lessor	As of December 31, 2009	As of December 31, 2008	As of January 01, 2008
International Lease Finance Corporation	Boeing 767	8	8	8
Orix Aviation Systems Limited	Airbus 320	2	2	2
Celestial Aviation Trading 35 Limited	Boeing 767	1	1	1
MSN 167 Leasing Limited	Airbus 340	1	1	1
Celestial Aviation Trading 16 Limited	Boeing 767	1	1	1
Nordea Finance Sweden PLC	Boeing 767	-	1	1
CIT Aerospace International	Boeing 767	1	1	1
The Boeing Company	Boeing 767	-	1	-
Celestial Aviation Trading 39 Ltd. GECAS (WFBN)	Boeing 777	1	-	-
Celestial Aviation Trading 23 Ltd. GECAS (WFBN)	Boeing 777	1	-	-
ADL Leasing LLC	Boeing 737	-	-	5
ACL Aviation Ltd.	Boeing 737	-	-	1
ACS 2007 - 1 Limited (WFBN)	Boeing 767	-	-	1
Aircastle Investment Holdings 2 Limited (WFBN)	Airbus 320	-	-	1
Total		**16**	**16**	**23**

The rentals are shown in income according as they are earned.

The minimum future lease payments not yet payable are the following:

	As of December 31, 2009 ThUS$	As of December 31, 2008 ThUS$	As of January 01, 2008 ThUS$
Up to one year	90,731	58,988	67,328
One to five years	273,055	139,291	111,582
Over five years	80,165	8,266	8,169
Total	**443.951**	**206.545**	**187.079**

The minimum lease payments charged to income are the following:

	As of December 31, 2009	As of December 31, 2008
Minimum operating lease payments	81,425	67,781
Total	**81,425**	**67,781**

In April 2009, the first B777-Freighter aircraft was incorporated and in May 2009 the second of these aircraft arrived. In September 2009 the leasing of the Boeing 767 – 300, registration CC-CGN, will end, aircraft was returned in October 2009.

From October 2009 were modified lease terms of 7 Boeing 767-300ER aircraft. Five aircraft were extended from three to seven years and two aircraft were reduced by two to three years.

The operating lease agreements signed by the Company and its subsidiaries state that maintenance of the aircraft should be done according to the manufacturer's technical instructions and within the margins agreed in the leasing agreements, a cost that must be assumed by the lessee. The lessee should also contract insurance for each aircraft to cover associated risks and the amounts of these assets. Regarding rental payments, these are unrestricted and may not be netted against other accounts receivable or payable between the lessor and lessee.

(c) Others commitments

At December 31, 2009 the Company has existing letters of credit and guarantee ballots, as follows:

Creditor Guaranteed	Debtor	Type	ThUS$	Date
Deutsche Bank A.G.	Lan Airlines S.A.	Two letters of credit	20,000	30-Jan-10
The Royal Bank of Scotland plc	Lan Airlines S.A	Two letters of credit	18,000	08-Jan-10
Dirección General de Aviación Civil de Chile	Lan Airlines S.A.	44 guarantee ballots	3,000	27-Jan-10
Dirección Seccional de Aduanas de Bogotá	Línea Aérea Carguera Colombia S.A	Two guarantee insurance policies	2,430	07-Apr-14
Washington International Insurance	Lan Airlines S.A.	Four letters of credit	1,900	05-Apr-10
Metropolitan Dade County	Lan Airlines S.A.	Five letters of credit	1,504	31-May-10

NOTE 38 - TRANSACTIONS WITH RELATED PARTIES

a) Transactions with related parties for the period ended December 31, 2009

TAX No.	Related party	Relationship	Country of Origin	Other information on Related party	Transaction	Amount of transaction ThUS$
96.810.370-9	Inversiones Costa Verde Ltda. y CPA	Controlling Shareholder	Chile	Investment	Property rental granted Passenger services provided	65 15
96.847.880-K	Lufthansa Lan Technical Training S.A.	Associate	Chile	Training center	Building rental Training received Assignment of debt granted Other payments on account	17 1,103 2 137
96.921.070-3	Austral Sociedad Concesionaria S.A.	Associate	Chile	Concessionaire	Aviation rates received Basic consumptions received Aeronautical concession received	93 11 297
78.005.760-2	Sociedad de Seguridad Aérea S.A.	Other related parties	Chile	Safety services	Safety service received Other payments on account	575 1,018
87.752.000-5	Granja Marina Tornagaleones S.A.	Other related parties	Chile	Fish farming	Passenger services provided	29

TAX No.	Related party	Relationship	Country of Origin	Other information on Related party	Transaction	Amount of transaction ThUS$
96.669.520-K	Red de Televisión Chilevisión S.A.	Other related parties	Chile	Television	Passenger services provided Publicity services received	623 949
96.894.180-1	Bancard Inversiones Ltda.	Other related parties	Chile	Professional advise	Professional advice received Other payments on account	82 12
Foreing	Inversora Aeronáutica Argentina	Other related parties	Argentina	Investment	Building rental received	386

b) Transactions with related parties for the period ended December 31, 2008

TAX No.	Related party	Relationship	Country of Origin	Other information on Related party	Transaction	Amount of transaction ThUS$
96.810.370-9	Inversiones Costa Verde Ltda. y CPA	Controlling Shareholder	Chile	Investment	Property rental granted Passenger services provided	68 14
96.778.310-2	Sociedad Concesionaria Chucumata S.A.	Associate	Chile	Concessionaire	Aviation rates received Basic consumptions received Aeronautical concession received Dividend distribution	5 90 18 108
96.847.880-K	Lufthansa Lan Technical Training S.A.	Associate	Chile	Training center	Training received Debt assignment granted Other payment on account Building rental Dividend distribution	1,073 14 38 17 221
96.921.070-3	Austral Sociedad Concesionaria S.A.	Associate	Chile	Concessionaire	Aviation rates received Basic consumptions received Aeronautical concession received Dividend distribution	58 15 250 429
9.259.640-0	Claudia Urrutia	Other related parties	Chile	Others	Sale Segaer Society	382
56.080.790-2	Asamblea de Comuneros de Valle Escondido	Other related parties	Chile	Others	Other services provided	78
78.005.760-2	Sociedad de Seguridad Aérea S.A.	Other related parties	Chile	Safety services	Other payment on account Security services received	1,493 1,842

TAX No.	Related party	Relationship	Country of Origin	Other information on Related party	Transaction	Amount of transaction ThUS$
87.752.000-5	Granja Marina Tornagaleones S.A.	Other related parties	Chile	Fish Farming	Passenger services provided	43
96.669.520-K	Red de Televisión Chilevisión S.A.	Other related parties	Chile	Television	Passenger services provided Publicity services received	589 650
96.787.990-8	Inmobiliaria Parque San Luis Uno S.A.	Other related parties	Chile	Real State	Purcharse of fixed assets	11,895
96.888.630-4	Sociedad Concesionaria Aerosur S.A.	Other related parties	Chile	Concessionaire	Aviation rates received Aeronautical concession received Basic consumptions received	29 258 8
96.894.180-1	Bancard Inversiones Ltda.	Other related parties	Chile	Professional consultancy	Professional advice received	72
Foreing	Inversora Aeronáutica Argentina	Other related parties	Argentina	Investment	Building rental received	294

c) Compensation of key management

The Company has defined for these purposes that key management personnel are the executives who define the Company's policies and major guidelines and who directly affect the results of the business, considering the levels of vice-presidents, chief executives and directors.

	For the year ended December 31, 2009 ThUS$	2008 ThUS$
Remuneration	6,226	4,980
Management fees	131	132
Corrections of value and non-monetary benefits	340	335
Short-term benefits	4,480	3,990
Share-based payments	1,183	1,801
Others	780	-
Total	13,140	11,238

NOTE 39 - SHARE-BASED PAYMENTS

The compensation plans implemented through the granting of options to subscribe and pay for shares, which have been granted since the last quarter of 2007, are shown in the consolidated statements of financial position in accordance with IFRS 2 "Share-based payments", booking the effect of the fair value of the options granted as a charge to remuneration on a straight-line basis between the date of granting the options and the date on which these become vested.

This benefit has been formalized through the signing of option contracts for the subscription of shares according to the proportions shown in the accrual schedule and which are related to the permanence of the executive on those dates for exercising the options:

Percentage	Period
30%	From July 01, 2009 to September 30, 2011
30%	From July 01, 2010 to September 30, 2011
40%	From July 01, 2011 to September 30, 2011

These options have been valued and booked at their fair value on the grant date, determined using the "Black-Scholes-Merton" method.

All options expire on September 30, 2011.

	Number of share options
Stock options under a share-based payment agreement balance as of January 1, 2009	1,604,000
Stock options conceded	19,000
Stock options annulled	(312,000)
Stock options under a share-based payment agreement balance as of December 31, 2009	1,311,000

Entry data of valuation model of options used for stock options conceded during the period.

Weighted average share price	Exercise price	Expected volatility	Life of option	Dividends expected	Risk-free interest
US$ 8,27	US$ 16,1	40,7%	2,5 years	70%	1,12%

NOTE 40 - THE ENVIRONMENT

In accordance with the Environmental Bases Law issued in Chile and its complementary legislation, contain no provisions that affect the air transport service industry.

NOTE 41 - SANCTIONS

a) By the Superintendency of Securities and Insurance

By Resolution 306 of July 6, 2007, the Superintendency of Securities and Insurance (SVS) charged Juan José Cueto Plaza, a director of Lan Airlines S.A., with a fine of 1,620 Unidades de Fomento by concluding that, having bought shares in Lan Airlines S.A. in the knowledge of the financial statements as of June 30, 2006 and prior to their publication, this constituted a breach of the final part of the first paragraph of article 165 of Law 18,045. The SVS communicated that entity had discarded the use of privileged information and the knowledge of this was not the reason for the purchase. The claim against this resolution, before the 27th Civil Court of Santiago, which rejected it by resolution dated January 8, 2009, notified the same day. The defense of Juan José Cueto lodged proceedings of cassation in the form and an appeal against the sentence, which proceedings were conceded and are pending.

No other sanctions have been applied to the Company and its subsidiaries, its directors or managers by the SVS during the period ended December 31, 2009.

b) By other administrative authorities

No significant sanctions have been applied to the Company and its subsidiaries, its directors or managers by other administrative authorities as of December 31, 2009.

NOTE 42 - SUBSEQUENT EVENTS

The consolidated financial statements of Lan Airlines SA and Subsidiaries as of December 31, 2009 have been approved by the special board meeting held on February 17, 2010, which was attended by the following directors:

Jorge Awad Mehech
José Cox Donoso
Juan José Cueto Plaza
Ramón Eblen Kadis
Andrés Navarro Haeussler

The Company has no knowledge of any other subsequent events that would have a significant effect on the balance or interpretation of these financial statements between December 31, 2009 and the date of issuance of these financial statements.

Información Filiales y Coligadas

LAN AIRLINES S.A.

Nombre: Lan Airlines S.A., R.U.T. 89.862.200-2

Constitución: Se constituye como sociedad de responsabilidad limitada, por escritura pública de fecha 30 de diciembre de 1983, otorgada en la Notaría de Eduardo Avello Arellano, habiéndose inscrito un extracto de ella en el Registro de Comercio de Santiago a fojas 20.341 número 11.248 del año 1983 y publicado en el Diario Oficial del día 31 de diciembre de 1983.

Por escritura pública de fecha 20 de agosto de 1985, otorgada en la Notaría de Miguel Garay Figueroa, la sociedad se transforma en una sociedad anónima, bajo el nombre de Línea Aérea Nacional Chile S.A. (hoy Lan Airlines S.A.), la que por expresa disposición de la Ley Nº 18.400, tiene la calidad de continuadora legal de la empresa pública del Estado creada en el año 1929 bajo el nombre de Línea Aérea Nacional de Chile, en lo relativo a las concesiones aeronáuticas y de radio comunicaciones, derechos de tráfico y otras concesiones administrativas.

La Junta Extraordinaria de Lan Chile S.A. de 23 de julio de 2004 acordó cambiar el nombre de la compañía a "Lan Airlines S.A." Un extracto de la escritura a la que se redujo el Acta de dicha Junta fue inscrito en el Registro de Comercio del Conservador de Bienes Raíces a fojas 25.128 número 18.764 correspondiente al año 2004 y se publicó en el Diario Oficial de 21 de agosto de 2004. La fecha efectiva del cambio de nombre fue el 8 de septiembre de 2004.

Lan Airlines S.A. se rige por las normas aplicables a las sociedades anónimas abiertas, encontrándose inscrita para estos efectos bajo el Nº 0306, de 22 de enero de 1987, en el Registro de Valores de la Superintendencia de Valores y Seguros.

Nota: Los Estados Financieros de las filiales se presentan en este informe en forma resumida. Los antecedentes completos se encuentran a disposición del público en nuestras oficinas y en la Superintendencia de Valores y Seguros.

LAN CARGO S.A. Y FILIALES

Constitución: Constituida como sociedad anónima cerrada por escritura pública de fecha 22 de mayo de 1970, otorgada en la Notaría de Sergio Rodríguez Garcés, constitución que se materializó con el aporte de los activos y pasivos de la sociedad Línea Aérea del Cobre Limitada (Ladeco Limitada), constituida con fecha 3 de Septiembre de 1958 en la Notaría de Jaime García Palazuelos. La Sociedad ha experimentado diversas reformas, siendo la última aquella que consta en la escritura pública de fecha 20 de Noviembre de 1998, y cuyo extracto fue inscrito a fojas 30.091 número 24.117 del Registro de Comercio de Santiago y publicado en Diario Oficial de fecha 3 de Diciembre de 1998, en virtud de la cual Ladeco S.A. fusionó por incorporación a la filial de Lan Chile S.A. denominada Fast Air Carrier S.A.

Por escritura pública de 22 de octubre de 2001 a la que se redujo el acta de la Junta Extraordinaria de Accionistas de Ladeco S.A. de misma fecha, se modificó la razón social a "Lan Chile Cargo S.A." Un extracto de dicha escritura se inscribió en el Registro de Comercio del Conservador de Bienes Raíces de Santiago a fojas 27.746 número 22.624 correspondiente al año 2001 y se publicó en el Diario Oficial de 5 de Noviembre de 2001. El cambio de nombre tuvo vigencia a contar del 10 de diciembre de 2001.

Por escritura pública de 23 agosto de 2004 a la que se redujo el acta de la Junta Extraordinaria de Accionistas de Lan Chile Cargo S.A. de 17 de agosto de 2004, se modificó la razón social a "Lan Cargo S.A." Un extracto de dicha escritura se inscribió en el Registro de Comercio del Conservador de Bienes Raíces de Santiago a fojas 26.994 número 20.082 correspondiente al año 2004 y se publicó en el Diario Oficial de 30 de agosto de 2004.

Objeto: Realizar y desarrollar, sea por cuenta propia o ajena, lo siguiente: el transporte en general en cualquiera de sus formas y, en particular, el transporte aéreo de pasajeros, carga y correspondencia, dentro y fuera del país; las actividades turísticas, de hotelería y demás

complementarias a ellas, en cualquiera de sus formas, dentro y fuera del país; la compra, venta, fabricación y/o integración, mantenimiento, arrendamiento o cualquier otra forma de uso o goce, sea por cuenta propia o de terceros, de aviones, repuestos y equipos aeronáuticos, y la explotación de ellos a cualquier título; la prestación de toda clase de servicios y asesorías relacionados con el transporte en general y, en particular, con el transporte aéreo en cualquiera de sus formas, sea de apoyo terrestre, de mantenimiento, de asesoría técnica o de otra especie, dentro y fuera del país, y toda clase de actividades y servicios relacionados con el turismo, hotelería y demás actividades y bienes antes referidos, dentro y fuera del país. En el cumplimiento de los objetivos anteriores, la Compañía podrá realizar inversiones o participar como socia en otras sociedades, sea adquiriendo acciones o derechos o intereses en cualquier otro tipo de asociación, así fuere en las ya existentes o que se formen en el futuro y, en general, ejecutar todos los actos y celebrar todos los contratos necesarios y pertinentes a los fines indicados.

Capital Suscrito y Pagado:	MUS$ 83.225
Utilidad del ejercicio:	MUS$ 106.177
Participación:	99,8980%
% sobre Activos de la Matriz:	7,28%

Directorio

Presidente: José Cox Donoso
Directores: Juan José Cueto Plaza
Ramón Eblen Kadis
Ignacio Cueto Plaza
Enrique Cueto Plaza

Sociedades Filiales de Lan Cargo S.A. y Participación

Laser Cargo S.R.L.	99,99%
Aircraft Internacional Leasing Limited	99,98%
Ediciones Ladeco América S.A.	99,00%
Ladeco Cargo S.A. (Ex Ladeco Turismo S.A.)	99,01%
Fast Air Almacenes de Carga S.A.	99,90%
Prime Airport Services Inc. y filial	100,00%
Lan Cargo Overseas Limited (Ex-Ladeco Overseas S.L.) and subsidiaries	99,98%
Transporte Aéreo S.A.	99,99%
Consorcio Fast Air Almacenes de Carga S.A. - Laser Cargo S.R.L. Unión Transitoria de Empresas	100,00%
Blue Express INTL S.A. y filial	99,99%
Lan Cargo Inversiones S.A. y filial	99,00%
Connecta Corporation	100,00%

Lan Cargo S.A. y Filiales

(Sociedad anónima cerrada)

Estado de Situación Financiera Clasificado Consolidado

	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$	Al 01 de enero de 2008 MUS$
Activos			
Activos corrientes en operación	391.949	315.919	300.858
Activos no corrientes y grupos en desapropiación mantenidos para la venta	4.139	918	1.189
Total activos corrientes	**396.088**	**316.837**	**302.047**
Total activos no corrientes	**562.390**	**580.960**	**613.639**
Total activos	**958.478**	**897.797**	**915.686**
Pasivos y patrimonio neto			
Pasivos			
Pasivos corrientes en operación	126.619	134.177	119.646
Pasivos no corrientes y grupos en desapropiación mantenidos para la venta	-	-	-
Total pasivos corrientes	**126.619**	**134.177**	**119.646**
Total pasivos no corrientes	**408.087**	**449.747**	**418.131**
Total pasivos	**534.706**	**583.924**	**537.777**
Patrimonio neto			
Patrimonio neto atribuible a los tenedores de instrumentos de patrimonio neto de la controladora	420.381	311.207	375.106
Participaciones minoritarias	3.391	2.666	2.803
Total patrimonio neto	**423.772**	**313.873**	**377.909**
Total pasivos y patrimonio neto	**958.478**	**897.797**	**915.686**

Estado de Resultados Consolidado por Función

	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$
Ingresos ordinarios	746.934	1.073.353
Margen bruto	26.128	55.414
Ganancia (pérdida) antes de impuesto a las ganancias	128.730	(22.660)
Impuesto a las ganancias	(22.553)	4.493
Ganancia (perdida) del ejercicio	**106.177**	**(18.167)**
Ganancia (pérdida) del ejercicio atribuible a tenedores de instrumentos de participación en el patrimonio neto de la controladora	105.387	(18.016)
Ganancia (pérdida) del ejercicio atribuible a participación minoritaria	790	(151)
Ganancia (pérdida) del ejercicio	**106.177**	**(18.167)**

Estado de Resultados Integrales Consolidado por Función

	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$
Ganancia (pérdida) del ejercicio	**106.177**	**(18.167)**
Ingresos y gastos integrales del ejercicio	4.219	(4.211)
Resultados integrales del ejercicio	**110.396**	**(22.378)**
Resultados integrales atribuibles a:		
Accionistas mayoritarios	109.604	(22.225)
Participación minoritarias	792	(153)
Resultados integrales del ejercicio	**110.396**	**(22.378)**

Estado de Cambios en el Patrimonio Neto

	Cambios en patrimonio neto atribuible a la controladora MUS$	Cambios en patrimonio participaciones minoritarias MUS$	Cambios en patrimonio neto total MUS$
Saldo inicial al 1 de enero de 2008	**375.106**	**2.803**	**377.909**
Resultados integrales del ejercicio	(22.225)	(153)	(22.378)
Dividendos	(42.146)	-	(42.146)
Otros incrementos en patrimonio neto	472	16	488
Saldo final al 31 de diciembre de 2008	**311.207**	**2.666**	**313.873**
Saldo inicial al 1 de enero de 2009	**311.207**	**2.666**	**313.873**
Resultados integrales del ejercicio	109.604	792	110.396
Otras disminuciones en patrimonio neto	(430)	(67)	(497)
Saldo final al 31 de diciembre de 2009	**420.381**	**3.391**	**423.772**

Estado de Flujos de Efectivo Consolidado – Método Directo

	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre 2008 MUS$
Flujos de efectivo netos de actividades de operación	80.002	104.105
Flujos de efectivo netos utilizados en actividades de inversión	(13.212)	(5.439)
Flujos de efectivo netos de actividades de financiamiento	(61.146)	(94.091)
Incremento neto en efectivo y equivalente al efectivo	**5.644**	**4.575**
Efectos de las variaciones en las tasas de cambio sobre el efectivo y equivalentes al efectivo	1.169	(828)
Efectivo y equivalentes al efectivo, presentados en el Estado de flujos de efectivo, saldo final	14.680	7.867

LAN PERÚ S.A.

Constitución: Sociedad anónima constituida en el Perú el 14 de Febrero de 1997.

Objeto: Prestación de servicios de transporte aéreo de pasajeros, carga y correo, a nivel nacional e internacional, de conformidad con la legislación de aeronáutica civil.

Capital Suscrito y Pagado:	MUS$ 4.341
Utilidad del ejercicio:	MUS$ 4.884
Participación:	70,00%
% sobre Activos de la Matriz:	0,19%

Directorio

Presidente: Emilio Rodríguez Larraín Salinas
Directores: Enrique Cueto Plaza
Ignacio Cueto Plaza
Alejandro de la Fuente Goic
Jorge Harten Costa
Alejandro García Vargas
Luis Enrique Gálvez de la Puente

Lan Perú S.A.
(Sociedad anónima cerrada)

Balance General

	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$
Activos	84.317	90.995
Pasivos	73.498	84.017
Patrimonio	10.819	6.978
Pasivos y patrimonio	84.317	90.995

Estado de Resultados

	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$
Ingreso de explotación	710.290	695.405
Resultado operacional	7.510	3.777
Resultado no operacional	(585)	(1.193)
Participación de los trabajadores	(304)	(211)
Impuesto a la renta	(1.737)	(1.208)
Utilidad del ejercicio	4.884	1.165

Estado de Cambios en el Patrimonio Neto

	Cambios en capital emitido MUS$	Cambios en reserva legal MUS$	Cambios resultados en retenidos MUS$	Cambios en patrimonio neto total MUS$
Saldo inicial al 1 de enero de 2008	3.730	775	2.699	7.204
Capitalización de utilidades	611	-	(611)	-
Distribución de utilidades	-	-	(1.391)	(1.391)
Utilidad del año	-	-	1.165	1.165
Saldo final al 31 de diciembre de 2008	4.341	775	1.862	6.978
Saldo inicial al 1 de enero de 2009	4.341	775	1.862	6.978
Asignación de reserva legal	-	93	(93)	-
Distribución de utilidades	-	-	(1.043)	(1.043)
Utilidad del año	-	-	4.884	4.884
Saldo final al 31 de diciembre de 2009	4.341	868	5.610	10.819

Estado de Flujos de Efectivo – Método Directo

	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$
Flujos de efectivo netos de actividades de operación	(11.839)	(9.361)
Flujos de efectivo netos utilizados en actividades de inversión	(846)	(1.809)
Flujos de efectivo netos de actividades de financiamiento	(1.043)	(1.391)
Disminución neta en efectivo y equivalente al efectivo	**(13.728)**	**(12.561)**
Efectivo y equivalentes al efectivo, presentados en el Estado de flujos de efectivo, saldo final	40.328	54.056

INVERSIONES LAN S.A. Y FILIALES

Constitución: Constituida como sociedad anónima cerrada por escritura pública de fecha 23 de enero de 1990, otorgada en la Notaría de Humberto Quezada M., inscrita en el Registro de Comercio de Santiago a fs. 3.462 N°1.833 del año 1990, y publicada en el Diario Oficial del día 2 de febrero de 1990.

Objeto: Realizar inversiones en toda clase de bienes, sean éstos muebles o inmuebles, corporales o incorporales. Además, la Sociedad podrá formar otros tipos de sociedades, de cualquier especie; adquirir derechos en sociedades ya formadas, administrarlas, modificarlas y liquidarlas.

Capital Suscrito y Pagado:	MUS$ 458
Utilidad del ejercicio:	MUS$ 4.056
Participación:	99,71%
% sobre Activos de la Matriz:	0,18%

Directorio

Presidente: Enrique Cueto Plaza
Directores: Ignacio Cueto Plaza
Alejandro de la Fuente Goic
Roberto Alvo Milosawlewitsch
Enrique Elsaca Hirmas

Sociedades Filiales de Inversiones Lan S.A. y Participación:

Transport Aviation Leasing Limited	100,00%
Hawk Aviation Management Ltd	100,00%
Falcon Aviation Management Ltd	100,00%
Aviation Administration Services Ltd	100,00%
Cargo Aircraft Leasing Limited	100,00%
Passenger Aircraft Leasing Limited	100,00%
Andes Airport Services S.A.	98,00%

Inversiones Lan S.A. y Filiales

(Sociedad anónima cerrada)

Estado de Situación Financiera Clasificado Consolidado

	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$	Al 01 de enero de 2008 MUS$
Activos			
Activos corrientes en operación	3.880	4.028	1.579
Activos no corrientes y grupos en desapropiación mantenidos para la venta	435	264	1.761
Total activos corrientes	**4.315**	**4.292**	**3.340**
Total activos no corrientes	**8.652**	**6.301**	**5.489**
Total activos	**12.967**	**10.593**	**8.829**
Pasivos y patrimonio neto			
Pasivos			
Pasivos corrientes en operación	2.492	2.754	1.789
Pasivos no corrientes y grupos en desapropiación mantenidos para la venta	-	-	-
Total pasivos corrientes	**2.492**	**2.754**	**1.789**
Total pasivos no corrientes	**176**	**109**	**3.795**
Total pasivos	**2.668**	**2.863**	**5.584**
Patrimonio neto			
Patrimonio neto atribuible a los tenedores de instrumentos de patrimonio neto de la controladora	10.285	7.702	3.255
Participaciones minoritarias	14	28	(10)
Total patrimonio neto	**10.299**	**7.730**	**3.245**
Total pasivos y patrimonio neto	**12.967**	**10.593**	**8.829**

Estado de Resultados Consolidado por Función

	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$
Ingresos ordinarios	17.837	20.378
Margen bruto	4.970	4.273
Ganancia antes de impuesto a las ganancias	4.541	5.347
Impuesto a las ganancias	(485)	(567)
Ganancia del ejercicio	**4.056**	**4.780**
Ganancia del ejercicio atribuible a tenedores de instrumentos de participación en el patrimonio neto de la controladora	3.993	4.736
Ganancia del ejercicio atribuible a participación minoritaria	63	44
Ganancia del ejercicio	**4.056**	**4.780**

Estado de Resultados Integrales Consolidado por Función

	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$
Ganancia del ejercicio	**4.056**	**4.780**
Ingresos y gastos integrales del ejercicio	594	(295)
Resultados integrales del ejercicio	**4.650**	**4.485**
Resultados integrales atribuibles a:		
Accionistas mayoritarios	4.575	4.447
Participación minoritarias	75	38
Resultados integrales del ejercicio	**4.650**	**4.485**

Estado de Cambios en el Patrimonio Neto

	Cambios en patrimonio neto atribuible a la controladora MUS$	Cambios en patrimonio participaciones minoritarias MUS$	Cambios en patrimonio neto total MUS$
Saldo inicial al 1 de enero de 2008	**3.255**	**(10)**	**3.245**
Resultados integrales del ejercicio	4.447	38	4.485
Saldo final al 31 de diciembre de 2008	**7.702**	**28**	**7.730**
Saldo inicial al 1 de enero de 2009	**7.702**	**28**	**7.730**
Resultados integrales del ejercicio	4.575	75	4.650
Dividendos	(890)	-	(890)
Otras disminuciones en patrimonio neto	(1.102)	(89)	(1.191)
Saldo final al 31 de diciembre de 2009	**10.285**	**14**	**10.299**

Estado de Flujos de Efectivo Consolidado – Método Directo

	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$
Flujos de efectivo netos de actividades de operación	4.517	13
Flujos de efectivo netos utilizados en actividades de inversión	35	2.422
Flujos de efectivo netos de actividades de financiamiento	(4.527)	(2.373)
Incremento neto en efectivo y equivalente al efectivo	**25**	**62**
Efectos de las variaciones en las tasas de cambio sobre el efectivo y equivalentes al efectivo	(5)	(7)
Efectivo y equivalentes al efectivo, presentados en el Estado de flujos de efectivo, saldo final	106	86

INMOBILIARIA AERONÁUTICA S.A.

Constitución: Constituida como sociedad anónima cerrada por escritura pública de fecha 01 de agosto de 1995. otorgada en la Notaría de Gonzalo de la Cuadra Fabres e inscrita en el Registro de Comercio de Santiago a fs. 21.690 bajo el N° 17.549 del año 1995 y publicado en el Diario Oficial el día 14 de septiembre de 1995.

Objeto: Realizar adquisiciones y enajenaciones de bienes raíces y de derechos sobre ellos; el desarrollo, planificación, enajenación y construcción de inmuebles y proyectos inmobiliarios; el arrendamiento, administración y cualquier otra forma de explotación de bienes raíces, ya sea por cuenta propia o de terceros.

Capital Suscrito y Pagado:	MUS$ 1.147
Utilidad del ejercicio:	MUS$ 3.226
Participación:	100,00%
% sobre Activos de la Matriz:	0,5%

Directorio

Presidente: Enrique Cueto Plaza
Alejandro de la Fuente Goic
Armando Valdivieso Montes

Inmobiliaria Aeronáutica S.A.

(Sociedad anónima cerrada)

Estado de Situación Financiera Clasificado

	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$	Al 01 de enero de 2008 MUS$
Activos			
Activos corrientes en operación	1.806	334	551
Activos no corrientes y grupos en desapropiación mantenidos para la venta	-	-	-
Total activos corrientes	**1.806**	**334**	**551**
Total activos no corrientes	**65.021**	**65.103**	**53.910**
Total activos	**66.827**	**65.437**	**54.461**
Pasivos y patrionio neto			
Pasivos			
Pasivos corrientes en operación	5.214	7.122	6.301
Pasivos no corrientes y grupos en desapropiación mantenidos para la venta	-	-	-
Total pasivos corrientes	**5.214**	**7.122**	**6.301**
Total pasivos no corrientes	**32.676**	**29.104**	**17.115**
Total pasivos	**37.890**	**36.226**	**23.416**
Patrimonio neto			
Patrimonio neto atribuible a los tenedores de instrumentos de patrimonio neto de la controladora	28.937	29.211	31.045
Participaciones minoritarias	-	-	-
Total patrimonio neto	**28.937**	**29.211**	**31.045**
Total pasivos y patrimonio neto	**66.827**	**65.437**	**54.461**

Estado de Resultados Integrales por Función

	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$
Ingresos ordinarios	5.096	5.291
Margen bruto	3.772	3.794
Ganancia antes de impuesto a las ganancias	3.836	3.944
Impuesto a las ganancias	(610)	(778)
Ganancia del ejercicio	**3.226**	**3.166**
Ganancia del ejercicio atribuible a tenedores de instrumentos de participación en el patrimonio neto de la controladora	3.226	3.166
Ganancia del ejercicio atribuible a participación minoritaria	-	-
Ganancia del ejercicio	**3.226**	**3.166**
Ganancia del ejercicio	3.226	3.166
Ingresos y gastos integrales del ejercicio	-	-
Resultados integrales del ejercicio	**3.226**	**3.166**
Resultados integrales atribuibles a:		
Accionistas mayoritarios	3.226	3.166
Participación minoritarias	-	-
Resultados integrales del ejercicio	**3.226**	**3.166**

Estado de Cambios en el Patrimonio Neto

	Cambios en capital emitido MUS$	Cambios en resultados retenidos MUS$	Cambios en patrimonio neto total MUS$
Saldo inicial al 1 de enero de 2008	**1.147**	**29.898**	**31.045**
Resultados integrales del ejercicio	-	3.166	3.166
Dividendos	-	(5.000)	(5.000)
Saldo final al 31 de diciembre de 2008	**1.147**	**28.064**	**29.211**
Saldo inicial al 1 de enero de 2009	**1.147**	**28.064**	**29.211**
Resultados integrales del ejercicio	-	3.226	3.226
Dividendos	-	(3.500)	(3.500)
Saldo final al 31 de diciembre de 2009	**1.147**	**27.790**	**28.937**

Estado de Flujos de Efectivo – Método Directo

	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$
Flujos de efectivo netos de actividades de operación	(998)	13.119
Flujos de efectivo netos utilizados en actividades de inversión	(1.092)	(12.201)
Flujos de efectivo netos de actividades de financiamiento	2.062	(53)
Incremento (disminución) neto en efectivo y equivalente al efectivo	**(28)**	**865**
Efectos de las variaciones en las tasas de cambio sobre el efectivo y equivalentes al efectivo	9	(851)
Efectivo y equivalente al efectivo, presentados en el Estado de flujos de efectivo, saldo final	2	21

COMERCIAL MASTERHOUSE S.A.

Constitución: Constituida como sociedad anónima cerrada por escritura pública de fecha 22 de Junio de 1987, otorgada en la Notaría de Santiago de don Raúl Undurraga Laso, inscrita en el Registro de Comercio de Santiago a fs. 13.139 N°8.495 del año 1987 y publicada en el Diario Oficial del día 2 de Julio de 1987. La sociedad ha experimentado diversas reformas, siendo la última aquella que consta en la escritura pública de fecha 24 de Agosto de 1999 otorgada en la Notaría de Santiago de don Eduardo Pinto Peralta inscrita en el Registro de Comercio de Santiago a fs. 21.042 N°16.759 del año 1999 y publicada en el Diario Oficial del día 8 de Septiembre de 1999.

Objeto: Explotación, administración y representación de empresas o negocios nacionales o extranjeros dedicados a actividades hoteleras, navieras, aéreas y turismo; explotación por cuenta propia o de terceros, arrendamiento automóviles; importación, exportación, producción, comercialización y distribución por cuenta propia o ajena, en mercados nacionales e internacionales cualquiera clase mercaderías, sean materias primas, insumos o productos terminados.

Capital Suscrito y Pagado:	MUS$ 225
Utilidad del ejercicio:	MUS$ 99
Participación:	100,00%
% sobre Activos de la Matriz	0,00 %

Directorio

Presidente: Damián Scokin Rimolo
Directores: Armando Valdivieso Montes
Andrés del Valle Eitel

Comercial Masterhouse S.A.

Sociedad anónima cerrada)

Estado De Situación Financiera Clasificado

	Al 31 de diciembre de2009 Mus$	Al 31 de diciembre de 2008 Mus$	Al 01 de enero de 2008 Mus$
Activos			
Activos corrientes en operación	774	3.046	1.275
Activos no corrientes y grupos en desapropiación mantenidos para la venta	-	-	-
Total activos corrientes	**774**	**3.046**	**1.275**
Total activos no corrientes	**203**	**205**	**161**
Total activos	**977**	**3.251**	**1.436**
Pasivos y patrimonio neto			
Pasivos			
Pasivos corrientes en operación	700	2.673	1.117
Pasivos no corrientes y grupos en desapropiación mantenidos para la venta	-	-	-
Total pasivos corrientes	**700**	**2.673**	**1.117**
Total pasivos no corrientes	**2**	**2**	**8**
Total pasivos	**702**	**2.675**	**1.125**
Patrimonio neto			
Patrimonio neto atribuible a los tenedores de instrumentos de patrimonio neto de la controladora	275	576	311
Participaciones minoritarias	-	-	-
Total patrimonio neto	**275**	**576**	**311**
Total pasivos y patrimonio neto	**977**	**3.251**	**1.436**

Estado de Resultados Integrales por Función

	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$
Ingresos ordinarios	3.397	4.010
Margen bruto	504	1.009
Ganancia antes de impuesto a las ganancias	128	319
Impuesto a las ganancias	(29)	(54)
Ganancia del ejercicio	**99**	**265**
Ganancia del ejercicio atribuible a tenedores de instrumentos de participación en el patrimonio neto de la controladora	99	265
Ganancia del ejercicio atribuible a participación minoritaria	-	-
Ganancia del ejercicio	**99**	**265**
Ganancia del ejercicio	99	265
Ingresos y gastos integrales del ejercicio	-	-
Resultados integrales del ejercicio	**99**	**265**
Resultados integrales atribuibles a:		
Accionistas mayoritarios	99	265
Participación minoritarias	-	-
Resultados integrales del ejercicio	**99**	**265**

Estado de Cambios en el Patrimonio Neto

	Cambios en capital emitido MUS$	Cambios en resultados retenidos MUS$	Cambios en patrimonio neto total MUS$
Saldo inicial al 1 de enero de 2008	**225**	**86**	**311**
Resultados integrales del ejercicio	-	265	265
Saldo final al 31 de diciembre de 2008	**225**	**351**	**576**
Saldo inicial al 1 de enero de 2009	**225**	**351**	**576**
Resultados integrales del ejercicio	-	99	99
Dividendos	-	(400)	(400)
Saldo final al 31 de diciembre de 2009	**225**	**50**	**275**

Estado de Flujos de Efectivo – Método Directo

	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$
Flujos de efectivo netos de actividades de operación	439	71
Flujos de efectivo netos utilizados en actividades de inversión	1	(62)
Flujos de efectivo netos de actividades de financiamiento	(400)	-
Incremento neto en efectivo y equivalente al efectivo	**40**	**9**
Efectivo y equivalente al efectivo, presentados en el Estado de flujos de efectivo, saldo final	64	24

LAN PAX GROUP Y FILIALES

Constitución: Constituida como sociedad anónima cerrada por escritura pública de fecha 27 de Septiembre de 2001, otorgada en la Notaría de Santiago de don Patricio Zaldivar Mackenna, inscrita en el Registro de Comercio de Santiago a fs. 25.636 N° 20.794 de 04 de octubre del año 2001 y publicada en el Diario Oficial del día 6 de Octubre de 2001.

Objeto: Realizar inversiones en toda clase de bienes, sean estos muebles o inmuebles, corporales o incorporales. Dentro de su giro, la sociedad podrá formar todo tipo de sociedades, de cualquier especie; adquirir derechos en sociedades ya formadas, administrarlas, modificarlas, liquidarlas. En general podrá adquirir y enajenar todo tipo de bienes y explotarlos, sea por cuenta propia o ajena, así como realizar todo tipo de actos y celebrar toda clase de contratos que sean conducentes a sus finalidades. Ejercer el desarrollo y explotación de toda otra actividad derivada del objeto social y/o vinculadas, conexas, coadyuvantes o complementarias del mismo.

Capital Suscrito y Pagado:	MUS$ 425
Utilidad del ejercicio:	MUS$ 9.834
Participación:	100,00%
% sobre Activos de la Matriz:	0,00%

Directorio

Presidente: Ignacio Cueto Plaza
Directores: Alejandro de la Fuente Goic
Enrique Elsaca Hirmas

Sociedades Filiales de Lan Pax Group S.A. y Participación

Inversora Cordillera S.A. y filiales	95,78%
Lantours S.A. (Ex Siventas S.A.)	95,00%
Atlantic Aviation Investments LLC	99,90%
Perdiz Leasing LLC	99,90%

Lan Pax Group S.A. y Filiales

(Sociedad anónima cerrada)

Estado de Situación Financiera Clasificado Consolidado

	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$	Al 01 de enero de 2008 MUS$
Activos			
Activos corrientes en operación	63.291	69.887	60.063
Activos no corrientes y grupos en desapropiación mantenidos para la venta	-	-	-
Total activos corrientes	**63.291**	**69.887**	**60.063**
Total activos no corrientes	**41.436**	**38.100**	**110.166**
Total activos	**104.727**	**107.987**	**170.229**
Pasivos y patrimonio neto			
Pasivos			
Pasivos corrientes en operación	72.798	60.506	82.344
Pasivos no corrientes y grupos en desapropiación mantenidos para la venta	-	-	-
Total pasivos corrientes	**72.798**	**60.506**	**82.344**
Total pasivos no corrientes	**38.448**	**58.483**	**114.400**
Total pasivos	**111.246**	**118.989**	**196.744**
Patrimonio neto			
Patrimonio neto atribuible a los tenedores de instrumentos de patrimonio neto de la controladora	(7.131)	(12.769)	(26.394)
Participaciones minoritarias	612	1.767	(121)
Total patrimonio neto	**(6.519)**	**(11.002)**	**(26.515)**
Total pasivos y patrimonio neto	**104.727**	**107.987**	**170.229**

Estado de Resultados Consolidado por Función

	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$
Ingresos ordinarios	317.340	288.040
Margen bruto	73.952	81.341
Ganancia antes de impuesto a las ganancias	13.569	24.527
Impuesto a las ganancias	(3.735)	(6.691)
Ganancia del ejercicio	**9.834**	**17.836**
Ganancia del ejercicio atribuible a tenedores de instrumentos de participación en el patrimonio neto de la controladora	9.704	16.162
Ganancia del ejercicio atribuible a participación minoritaria	130	1.674
Ganancia del ejercicio	**9.834**	**17.836**

Estado de Resultados Integrales Consolidado por Función

	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$
Ganancia del ejercicio	**9.834**	**17.836**
Ingresos y gastos integrales del ejercicio	(5.019)	(2.869)
Resultados integrales del ejercicio	**4.815**	**14.967**
Resultados integrales atribuibles a:		
Accionistas mayoritarios	4.438	13.537
Participación minoritarias	377	1.430
Resultados integrales del ejercicio	**4.815**	**14.967**

Estado de Cambios en el Patrimonio Neto

	Cambios en patrimonio neto atribuible a la controladora MUS$	Cambios en patrimonio participaciones minoritarias MUS$	Cambios en patrimonio neto total MUS$
Saldo inicial al 1 de enero de 2008	**(26.394)**	**(121)**	**(26.515)**
Resultados integrales del ejercicio	13.537	1.430	14.967
Otros incrementos en patrimonio neto	88	458	546
Saldo final al 31 de diciembre de 2008	**(12.769)**	**1.767**	**(11.002)**
Saldo inicial al 1 de enero de 2009	**(12.769)**	**1.767**	**(11.002)**
Resultados integrales del ejercicio	4.438	377	4.815
Otros incrementos (disminuciones) en patrimonio neto	1.200	(1.532)	(332)
Saldo final al 31 de diciembre de 2009	**(7.131)**	**612**	**(6.519)**

Estado de Flujos de Efectivo Consolidado – Método Directo

	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$
Flujos de efectivo netos de actividades de operación	37.778	(9.858)
Flujos de efectivo netos utilizados en actividades de inversión	(12.774)	54.835
Flujos de efectivo netos de actividades de financiamiento	(24.910)	(52.706)
Incremento (disminución) neto en efectivo y equivalente al efectivo	**94**	**(7.729)**
Efecto de las variaciones en las tasas de cambio sobre el efectivo y equivalentes al efectivo	3	(9)
Efectivo y equivalentes al efectivo, presentados en el Estado de flujos de efectivo, saldo final	13.348	13.251

LAN CHILE INVESTMENTS LIMITED Y FILIALES

Constitución: Constituida como sociedad limitada por escritura pública de fecha 30 de julio de 1999 en Islas Cayman, procediendo a su inscripción en el Registro de Compañías de Islas Cayman, en la misma fecha.

Objeto: Su objeto social es el de realizar inversiones en toda clase de bienes, sean estos muebles o inmuebles, corporales o incorporales.

Capital Suscrito y Pagado:	MUS$ 10
Utilidad del ejercicio:	MUS$ 2.083
Participación:	100,00%
% sobre Activos de la Matriz:	0,00%

Directorio

Presidente: Ignacio Cueto Plaza
Directores: Alejandro de la Fuente Goic
Andrea Williams

Sociedades Filiales de Lan Chile Investments Limited y Participación

Aerolane, Líneas Aéreas Nacionales del Ecuador S.A.	71,92%
Puerto Montt Holding S.A. y filiales	99,875%
Inversiones La Burguería S.A.	99,90%

Lan Chile Investments Limited y Filiales

(Sociedad Limitada)

Estado de Situación Financiera Clasificado Consolidado

	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$	Al 01 de enero de 2008 MUS$
Activos			
Activos corrientes en operación	18.359	17.768	25.490
Activos no corrientes y grupos en desapropiación mantenidos para la venta	-	-	-
Total activos corrientes	**18.359**	**17.768**	**25.490**
Total activos no corrientes	**27.629**	**21.147**	**7.141**
Total activos	**45.988**	**38.915**	**32.631**
Pasivos y patrimonio neto			
Pasivos			
Pasivos corrientes en operación	37.049	32.401	25.735
Pasivos no corrientes y grupos en desapropiación mantenidos para la venta	-	-	-
Total pasivos corrientes	**37.049**	**32.401**	**25.735**
Total pasivos no corrientes	**13.052**	**12.720**	**13.505**
Total pasivos	**50.101**	**45.121**	**39.240**
Patrimonio neto			
Patrimonio neto atribuible a los tenedores de instrumentos de patrimonio neto de la controladora	(3.835)	(6.206)	(6.609)
Participaciones minoritarias	(278)	-	-
Total patrimonio neto	**(4.113)**	**(6.206)**	**(6.609)**
Total pasivos y patrimonio neto	**45.988**	**38.915**	**32.631**

Estado de Resultados Consolidado por Función

	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$
Ingresos ordinarios	195.718	193.950
Margen bruto	20.076	14.736
Ganancia antes de impuesto a las ganancias	2.315	188
Impuesto a las ganancias	(232)	(119)
Ganancia del ejercicio	**2.083**	**69**
Ganancia del ejercicio atribuible a tenedores de instrumentos de participación en el patrimonio neto de la controladora	2.361	66
Ganancia del ejercicio atribuible a participación minoritaria	(278)	3
Ganancia del ejercicio	**2.083**	**69**

Estado de Resultados Integrales Consolidado por Función

	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$
Ganancia del ejercicio	**2.083**	**69**
Ingresos y gastos integrales del ejercicio	-	-
Resultados integrales del ejercicio	**2.083**	**69**
Resultados integrales atribuibles a:		
Accionistas mayoritarios	2.361	66
Participación minoritarias	(278)	3
Resultados integrales del ejercicio	**2.083**	**69**

Estado de Cambios en el Patrimonio Neto

	Cambios en patrimonio neto atribuible a la controladora *MUS$*	Cambios en participaciones minoritarias *MUS$*	Cambios en patrimonio neto total *MUS$*
Saldo inicial al 1 de enero de 2008	**(6.909)**	-	**(6.909)**
Resultados integrales del ejercicio	66	3	69
Otros incrementos (disminuciones) en patrimonio neto	637	(3)	634
Saldo final al 31 de diciembre de 2008	**(6.206)**	-	**(6.206)**
Saldo inicial al 1 de enero de 2009	**(6.206)**	-	**(6.206)**
Resultados integrales del ejercicio	2.361	(278)	2.083
Otros incrementos (disminuciones) en patrimonio neto	10	-	10
Saldo final al 31 de diciembre de 2009	**(3.835)**	**(278)**	**(4.113)**

Estado de Flujos de Efectivo Consolidado – Método Directo

	Al 31 de diciembre de 2009 MUS$	Al 31 de diciembre de 2008 MUS$
Flujos de efectivo netos de actividades de operación	(313)	5.920
Flujos de efectivo netos utilizados en actividades de inversión	(2.757)	(1.015)
Flujos de efectivo netos de actividades de financiamiento	(347)	(223)
Incremento (disminución) neto en efectivo y equivalente al efectivo	**(3.417)**	**4.682**
Efecto de las variaciones en las tasas de cambio sobre el efectivo y equivalentes al efectivo	-	6
Efectivo y equivalentes al efectivo, presentados en el Estado de flujos de efectivo, saldo final	1.671	5.088

Subsidiaries Information

LAN AIRLINES S.A.

Name: Lan Airlines S.A., TAXPAYER IDENTIFICATION Nº 89.862.200-2

Incorporation: Chartered as a limited liability company by public deed dated December 30, 1983, witnessed and certified in the Notary Offices of Eduardo Avello Arellano, recorded in Folios 20,341 Nº 11,248 of the Santiago Business Registry of the same year, and announced in the Official Gazette on December 31, 1983.
By public deed dated August 20, 1985, witnessed and certified in the Notary Offices of Miguel Garay Figueroa, the corporation was converted to a joint stock company under the name Línea Aérea Nacional Chile S.A. (today called Lan Airlines S.A.). This latter company is, with respect to aeronautic and radio communication concessions, traffic rights, and other administrative grants and as expressly provided for by Corporation Law Nº: 18,400, the legal successor of the State enterprise formed in 1929 as the Línea Aérea Nacional de Chile.
The Extraordinary Shareholders Meeting held on July 23, 2004 agreed on the change of name of the Company to "Lan Airlines S.A.". An abstract of the relevant public deed was registered with the Chilean Commerce Registry on page 25,128 number 18,764 and was published in the Official Gazette on August 21, 2004. The effective date of the change of name was September 8, 2004.
Lan Airlines S.A. is governed by regulations pertaining to publicly held corporations in Chile. In conformity therewith, the Company is listed in the Securities Register of the Superintendency of Securities and Insurance, pursuant to register Nº 0306, of January 22, 1987.

Note: The financial information presented here has been summarized for presentation purposes. The complete financial statements of these entities are available for the public at LAN´s corporate headquarters or at the Superintendency of Securities and Insurance in Chile.

LAN CARGO S.A. AND SUBSIDIARIES

Incorporation History: Chartered as a closed stock company by public deed dated May 22, 1970, witnessed and certified in the Notary Offices of Sergio Rodríguez Garcés. This entity was formed with the assets and liabilities of the entity Línea Aerea del Cobre Limitada (Ladeco Limitada) which was chartered by public deed dated September 3, 1958, witnessed and certified in the Notary Offices of Jaime García Palazuelos. The Company's bylaws have since been amended on a number of occasions, the most recent change being effected by public deed dated November 20, 1998, recorded in Folios 30,091 Nº 24,117 of the Santiago Business Registry, and announced in the Official Gazette on December 3, 1998, where Ladeco S.A., merged with, through incorporation of, Fast Air Carrier S.A., another subsidiary of Lan Chile S.A.
The Extraordinary Shareholders Meeting of Ladeco S.A. held on October 22, 2001 agreed on the change of name of the company to "Lan Chile Cargo S.A." The change was registered by public deed dated August 23, 2004. An abstract of the relevant public deed was registered with the Chilean Commerce Registry on page 27,746 number 22,624 and was published in the Official Gazette on November 5, 2001. The change of name was effective from December 10, 2001.
The Extraordinary Shareholders Meeting of Lan Chile Cargo S.A. held on August 17, 2004 agreed on the change of name of the company to "Lan Cargo S.A." An abstract of the relevant public deed was registered with the Chilean Commerce Registry on page 26,994 number 20,082 and was published in the Official Gazette on August 30, 2004.

Business Purpose: To engage in and conduct on its own account or on behalf of others general transportation activities in any form and, in particular, the transport of passengers, cargo and mail by air within and beyond Chile; Tourism, the hotel business and other complementary activities in any of their forms, in the country and abroad; to purchase, sell, manufacture and/or integrate, maintain, lease or exercise the

use or possession of aircraft, spare parts, and aeronautic equipment and the operation of the same by way of any title, whether on its own account or on behalf of third parties; to perform services and provide consultation related to transportation in general and to air transport in particular, in any of its forms, whether these activities consist of ground support, maintenance, technical assistance or some other pursuit, within and beyond Chile; and to engage in every class of activity and service related to tourism, the catering trade, and to the other activities, and property mentioned above, in the country and abroad. The company may make investments or become a partner in other companies by acquiring shares or rights or interests in any other type of association, whether existing or formed in the future; and generally perform all acts and enter into all contracts necessary and pertinent to fulfill the above objectives.

Subscribed and Paid-In Capital:	THUS$ 83,225
Net Income (Loss):	THUS$ 106,177
LAN Airlines S.A, Interest:	99.8980%
% over Consolidated Assets:	7.28%

Board of Directors

Chairman: José Cox Donoso
Directors: Juan José Cueto Plaza
Ramón Eblen Kadis
Ignacio Cueto Plaza
Enrique Cueto Plaza

Subsidiaries and Lan Cargo S.A. Shareholding Therein

Laser Cargo S.R.L.	99.99%
Aircraft Internacional Leasing Limited	99.98%
Ediciones Ladeco América S.A.	99.00%
Ladeco Cargo S.A. (Ex Ladeco Turismo S.A.)	99.01%
Fast Air Almacenes de Carga S.A.	99.90%
Prime Airport Services Inc. and subsidiary	100.00%
Lan Cargo Overseas Limited (Ex-Ladeco Overseas S.L.) and subsidiaries	99.98%
Transporte Aéreo S.A.	99.99%
Consorcio Fast Air Almacenes de Carga S.A. - Laser Cargo S.R.L. Unión Transitoria de Empresas	100.00%
Blue Express INTL S.A. and subsidiary	99.99%
Lan Cargo Inversiones S.A. and subsidiary	99.00%
Connecta Corporation	100.00%

Lan Cargo S.A. and Subsidiares

(Closed Corporation)

Consolidated Statements of Financial Position

	As of December 31, 2009 THUS$	As of December 31, 2008 THUS$	As of January 01, 2008 THUS$
Assets			
Current assets	391,949	315,919	300,858
Non-current assets and disposal groups held for sale	4,139	918	1,189
Total current assets	396,088	316,837	302,047
Total non-current assets	562,390	580,960	613,639
Total Assets	958,478	897,797	915,686
Liabilities and Net Equity			
Liabilities			
Current liabilities in operation	126,619	134,177	119,646
Non-current liabilities and disposal groups held for sale	-	-	-
Total current liabilities	126,619	134,177	119,646
Total non-current liabilities	408,087	449,747	418,131
Total Liabilities	534,706	583,924	537,777
Net Equity			
Net equity attributable to the parent company's equity holders	420,381	311,207	375,106
Total non-current liabilities	3,391	2,666	2,803
Total Net Equity	423,772	313,873	377,909
Total Liabilities and Net Equity	958,478	897,797	915,686

Consolidated Statements of Income by Function

	As of December 31, 2009 THUS$	As of December 31, 2008 THUS$
Operating Revenues	746,934	1,073,353
Gross margin	26,128	55,414
Gain (loss) before income taxes	128,730	(22,660)
Income tax	(22,553)	4,493
Net income for the period	**106,177**	**(18,167)**
Gain (loss) for the period attributable to the parent company´s equity holders	105,387	(18,016)
Gain (loss) for the period attributable to minority interest	790	(151)
Gains (loss) for the period	106,177	(18,167)

Consolidated Statements of Comprehensive Income by Function

	As of December 31, 2009 THUS$	As of December 31, 2008 THUS$
Gains (loss) for the period	106,177	(18,167)
Comprehensive income and expenses for the period	4,219	(4,211)
Comprehensive income for the period	**110,396**	**(22,378)**
Comprehensive income attributable to:		
Majority shareholders	109,604	(22,225)
Minority interests	792	(153)
Comprehensive income for the period	**110,396**	**(22,378)**

Statements of Changes in Net Equity

	Change in net equity attributable to the parent THUS$	Change in equity minority interest THUS$	Changes in net equity total THUS$
Opening balance as of January 01, 2008	**375,106**	**2,803**	**377,909**
Comprehensive income for the period	(22,225)	(153)	(22,378)
Dividends	(42,146)	-	(42,146)
Other increase in net equity	472	16	488
Closing balance as of December 31, 2008	**311,207**	**2,666**	**313,873**
Opening balance as of January 01, 2009	**311,207**	**2,666**	**313,873**
Comprehensive income for the period	109,604	792	110,396
Other decrease in net equity	(430)	(67)	(497)
Closing balance as of December 31, 2009	**420,381**	**3,391**	**423,772**

Consolidated Statements of Cash Flows – Direct Method

	As of December 31, 2009 THUS$	As of December 31, 2008 THUS$
Net cash flow from operating activities	80,002	104,105
Net cash flow used in investment activities	(13,212)	(5,439)
Net cash flow from financing activities	(61,146)	(94,091)
Net increase in cash and cash equivalents	**5,644**	**4,575**
Effects of Exchange-rate fluctuations on cash and cash equivalents	1,169	(828)
Cash and cash equivalents, shown in the statement of cash flows, Closing Balance	14,680	7,867

LAN PERU S.A.

Incorporation History: Chartered as a closed corporation in Peru on February 14, 1997.

Business Purpose: To engage in and conduct transportation activities for the transport of passengers, cargo and mail by air within and beyond Peru in conformity with all civil aeronautical laws.

Subscribed and Paid-In Capital:	THUS$ 4,341
Net Income (Loss):	THUS$ 4,884
LAN Airlines S.A. Interest:	70.00%
% over Consolidated Assets:	0.19%

Board of Directors

Chairman: Emilio Rodríguez Larraín Salinas
Directors: Enrique Cueto Plaza
Ignacio Cueto Plaza
Alejandro de la Fuente Goic
Jorge Harten Costa
Alejandro García Vargas
Luis Enrique Gálvez de la Puente

Lan Perú S.A.
(Closed Corporation)

Consolidated Balance Sheet

	As of December 31, 2009 THUS$	As of December 31, 2008 THUS$
Assets	84,317	90,995
Liabilities	73,498	84,017
Shareholder equity	10,819	6,978
Liabilities y Shareholder equity	84,317	90,995

Income Statement

	As of December 31, 2009 THUS$	As of December 31, 2008 THUS$
Operating Revenues	710,290	695,405
Operating Profit	7,510	3,777
Non-Operating Income (Loss)	(585)	(1,193)
Employee profit-share	(304)	(211)
Income tax	(1,737)	(1,208)
Net Income (Loss)	4,884	1,165

Statements of Changes in Net Equity

	Changes in Paid-in-capital THUS$	Changes in legal reserve THUS$	Changes in retained earnings THUS$	Changes in net equity total THUS$
Opening balance as of January 01, 2008	3,730	775	2,699	7,204
Profit capitalization	611	-	(611)	-
Profit distribution	-	-	(1,391)	(1,391)
Fiscal year profit	-	-	1,165	1,165
Closing balance as of December 31, 2008	4,341	775	1,862	6,978
Opening balance as of January 01, 2009	4,341	775	1,862	6,978
Legal Reserves allocation	-	93	(93)	-
Profit distribution	-	-	(1,043)	(1,043)
Fiscal year profit	-	-	4,884	4,884
Closing balance as of December 31, 2009	4,341	868	5,610	10,819

Statements of Cash Flows – Direct Method

	As of December 31, 2009 THUS$	As of December 31, 2008 THUS$
Net cash flow from operating activities	(11,839)	(9,361)
Net cash flow used in investment activities	(846)	(1,809)
Net cash flow from financing activities	(1,043)	(1,391)
Net decrease in cash and cash equivalents	**(13,728)**	**(12,561)**
Cash and cash equivalents, shown in the statement of cash flows, Closing Balance	40,328	54,056

INVERSIONES LAN S.A. AND SUBSIDIARIES

Incorporation History: Chartered by public deed as a closed stock company dated January 23, 1990, witnessed and certified in the Notary Offices of Humberto Quezada M., recorded in Folios 3,462 Nº. 1,833 of the Santiago Business Registry of the same year, and announced in the Official Gazette on February 2, 1990.

Business Purpose: To invest in all manner of property, whether movable or real estate, tangible or intangible; to establish all manner of other corporations; and to acquire shareholdings in, administer, reorganize, and liquidate existing companies.

Subscribed and Paid-In Capital:	THUS$ 458
Net Income (Loss):	THUS$ 4,056
LAN Airlines S.A. Interest:	99.71%
% over Consolidated Assets:	0.18%

Board of Directors

Chairman: Enrique Cueto Plaza
Directors: Ignacio Cueto Plaza
Alejandro de la Fuente Goic
Roberto Alvo Milosawlewitsch
Enrique Elsaca Hirmas

Subsidiaries and Inversiones Lan S.A. Shareholding Therein

Transport Aviation Leasing Limited	100.00%
Hawk Aviation Management Ltd	100.00%
Falcon Aviation Management Ltd	100.00%
Aviation Administration Services Ltd	100.00%
Cargo Aircraft Leasing Limited	100.00%
Passenger Aircraft Leasing Limited	100.00%
Andes Airport Services S.A.	98.00%

Inversiones Lan S.A. and Subsidiaries

(Closed Corporation)

Consolidated Statements of Financial Position

	As of December 31, 2009 THUS$	As of December 31, 2008 THUS$	As of January 01, 2008 THUS$
Assets			
Current assets	3,880	4,028	1,579
Non-current assets and disposal groups held for sale	435	264	1,761
Total current assets	**4,315**	**4,292**	**3,340**
Total non-current assets	**8,652**	**6,301**	**5,489**
Total Assets	**12,967**	**10,593**	**8,829**
Liabilities and Net Equity			
Liabilities			
Current liabilities in operation	2,492	2,754	1,789
Non-current liabilities and disposal groups held for sale	-	-	-
Total current liabilities	**2,492**	**2,754**	**1,789**
Total non-current liabilities	**176**	**109**	**3,795**
Total Liabilities	**2,668**	**2,863**	**5,584**
Net Equity			
Net equity attributable to the parent company's equity holders	10,285	7,702	3,255
Minority interest	14	28	(10)
Total Net Equity	**10,299**	**7,730**	**3,245**
Total Liabilities and Net Equity	**12,967**	**10,593**	**8,829**

Consolidated Statements of Income by Function

	As of December 31, 2009 THUS$	As of December 31, 20098 THUS$
Operating Revenues	17,837	20,378
Gross margin	4,970	4,273
Gain before income taxes	4,541	5,347
Income tax	(485)	(567)
Net income for the period	**4,056**	**4,780**
Gain for the period attributable to the parent company´s equity holders	3,993	4,736
Gain for the period attributable to minority interest	63	44
Gains (loss) for the period	**4,056**	**4,780**

Consolidated Statements of Comprehensive Income by Function

	As of December 31, 2009 THUS$	As of December 31, 20098 THUS$
Gains for the period	**4,056**	**4,780**
Comprehensive income and expenses for the period	594	(295)
Comprehensive income for the period	**4,650**	**4,485**
Comprehensive income attributable to:		
Majority shareholders	4,575	4,447
Minority interests	75	38
Comprehensive income for the period	**4,650**	**4,485**

Statements of Changes in Net Equity

	Change in net equity attributable to the parent THUS$	Change in equity minority interest THUS$	Change in net equity total THUS$
Opening balance as of January 01, 2008	3,255	(10)	3,245
Comprehensive income for the period	4,447	38	4,485
Closing balance as of December 31, 2008	7,702	28	7,730
Opening balance as of January 01, 2009	7,702	28	7,730
Comprehensive income for the period	4,575	75	4,650
Dividends	(890)	-	(890)
Other decrease in net equity	(1,102)	(89)	(1,191)
Closing balance as of December 31, 2009	10,285	14	10,299

Consolidated Statements of Cash Flows – Direct Method

	As of December 31, 2009 THUS$	As of December 31, 2008 THUS$
Net cash flow from operating activities	4,517	13
Net cash flow used in investment activities	35	2,422
Net cash flow from financing activities	(4,527)	(2,373)
Net increase in cash and cash equivalents	25	62
Effects of Exchange-rate fluctuations on cash and cash equivalents	(5)	(7)
Cash and cash equivalents, shown in the statement of cash flows, Closing Balance	106	86

INMOBILIARIA AERONÁUTICA S.A.

Incorporation History: Chartered as a closed corporation by public deed dated August 1, 1995, witnessed and certified in the Notary Offices of Gonzalo De la Cuadra Fabres, recorded in Folios 21,690 Nº 17,549 of the Santiago Business Registry of the same year, and announced in the Official Gazette on September 14, 1995.

Business Purpose: To acquire and dispose of real estate and rights therein; to plan, develop, assemble, and sell real estate holdings and projects; and to lease and administer real estate and have the use thereof in any other manner, whether on its own account or on behalf of third parties.

Subscribed and Paid-In Capital:	THUS$ 1,147
Net Income (Loss):	THUS$ 3,226
LAN Airlines S.A. Interest:	100.00%
% over Consolidated Assets:	0.5%

Board of Directors

Chairman: Enrique Cueto Plaza
Alejandro de la Fuente Goic
Armando Valdivieso Montes

Inmobiliaria Aeronáutica S.A.

(Closed Corporation)

Statements of Financial Position

	As of December 31, 2009 THUS$	As of December 31, 2008 THUS$	As of January 01, 2008 THUS$
Assets			
Current assets	1,806	334	551
Non-current assets and disposal groups held for sale	-	-	-
Total current assets	**1,806**	**334**	**551**
Total non-current assets	**65,021**	**65,103**	**53,910**
Total Assets	**66,827**	**65,437**	**54,461**
Liabilities y patrionio neto			
Liabilities			
Current liabilities in operation	5,214	7,122	6,301
Non-current liabilities and disposal groups held for sale	-	-	-
Total current liabilities	**5,214**	**7,122**	**6,301**
Total non-current liabilities	**32,676**	**29,104**	**17,115**
Total Liabilities	**37,890**	**36,226**	**23,416**
Net Equity			
Net equity attributable to the parent company's equity holders	28,937	29,211	31,045
Minority interest	-	-	-
Total Net Equity	**28,937**	**29,211**	**31,045**
Total Liabilities and Net Equity	**66,827**	**65,437**	**54,461**

Statements of Income by Function

	As of December 31, 2009 THUS$	As of December 31, 2008 THUS$
Operating Revenues	5,096	5,291
Gross margin	3,772	3,794
Gain before income taxes	3,836	3,944
Income tax	(610)	(778)
Net income for the period	**3,226**	**3,166**
Gain for the period attributable to the parent Company´s equity holders	3,226	3,166
Gain for the period attributable to minority interest	-	-
Gains (loss) for the period	**3,226**	**3,166**

	As of December 31, 2009 THUS$	As of December 31, 2008 THUS$
Gains for the period	**3,226**	**3,166**
Comprehensive income and expenses for the period	-	-
Comprehensive income for the period	**3,226**	**3,166**
Comprehensive income attributable to:		
Majority shareholders	3,226	3,166
Minority interests	-	-
Comprehensive income for the period	**3,226**	**3,166**

Statements of Changes in Net Equity

	Changes in Paid-in-capital THUS$	Changes in retained earnings THUS$	Changes in net equity total THUS$
Opening balance as of January 01, 2008	**1,147**	**29,898**	**31,045**
Comprehensive income for the period	-	3,166	3,166
Dividends	-	(5,000)	(5,000)
Closing balance as of December 31, 2008	**1,147**	**28,064**	**29,211**
Opening balance as of January 01, 2009	**1,147**	**28,064**	**29,211**
Comprehensive income for the period	-	3,226	3,226
Dividends	-	(3,500)	(3,500)
Closing balance as of December 31, 2009	**1,147**	**27,790**	**28,937**

Statements of Cash Flows – Direct Method

	As of December 31, 2009 THUS$	As of December 31, 2008 THUS$
Net cash flow from operating activities	(998)	13,119
Net cash flow used in investment activities	(1,092)	(12,201)
Net cash flow from financing activities	2,062	(53)
Net increase (decrease) in cash and cash equivalents	**(28)**	**865**
Effects of Exchange-rate fluctuations on cash and cash equivalents	9	(851)
Cash and Cash equivalents, shown in the statement of cash flows, Closing Balance	2	21

COMERCIAL MASTERHOUSE S.A.

Incorporation History: Chartered as a closed stock corporation by public deed dated June 22, 1987, witnessed and certified in the Santiago Notary Offices of Raul Undurraga Laso, recorded in Folios 13,139 N° 8,495 of the Santiago Business Registry of the same year and announced in the Official Gazette on July 2, 1987. The Company's bylaws have since been amended, the most recent change being effected by public deed dated August 24, 1999 witnessed and certified in the Santiago Notary Offices of Eduardo Pinto Peralta, recorded in Folios 21,042 N°16,759 of the Santiago Business Registry of the same year and announced in the Official Gazette on September 8, 1999.

Business Purpose: The development, administration and representation of businesses (national or foreign) dedicated to hotel, shipping, air transport or tourism activities; the development on its own behalf or for third parties of car rentals; the import, export, production, commercialization and distribution in domestic and / or international markets on its own behalf or for third parties of any merchandise (be it raw materials, intermediary or finished products).

Subscribed and Paid-In Capital:	THUS$ 225
Net Income (Loss):	THUS$ 99
LAN Airlines S.A. Interest:	100.00%
% over Consolidated Assets	0.00%

Board of Directors

Chairman: Damián Scokin Rimolo
Directors: Armando Valdivieso Montes
Andrés del Valle Eitel

Comercial Masterhouse S.A.

(Closed Corporation)

Statements of Financial Position

	As of December 31, 2009 THUS$	As of December 31, 2008 THUS$	As of January 01, 2008 THUS$
Assets			
Current assets	774	3,046	1,275
Non-current assets and disposal groups held for sale	-	-	-
Total current assets	774	3,046	1,275
Total non-current assets	203	205	161
Total Assets	977	3,251	1,436
Liabilities and Net Equity			
Liabilities			
Current liabilities in operation	700	2,673	1,117
Non-current liabilities and disposal groups held for sale	-	-	-
Total current liabilities	700	2,673	1,117
Total non-current liabilities	2	2	8
Total Liabilities	702	2,675	1,125
Net Equity			
Net equity attributable to the parent company's equity holders	275	576	311
Minority interest	-	-	-
Total Net Equity	275	576	311
Total Liabilities and Net Equity	977	3,251	1,436

Statements of Income by Function

	As of December 31, 2009 THUS$	As of December 31, 2008 THUS$
Operating Revenues	3,397	4,010
Gross margin	504	1,009
Gain before income taxes	128	319
Income tax	(29)	(54)
Gains for the period	99	265
Gain for the period attributable to the parent company´s equity holders	99	265
Gain for the period attributable to minority interest	-	-
Gains (loss) for the period	99	265

	As of December 31, 2009 THUS$	As of December 31, 2008 THUS$
Gains for the period	99	265
Comprehensive income and expenses for the period	-	-
Comprehensive income for the period	99	265
Comprehensive income attributable to:		
Majority shareholders	99	265
Minority interests	-	-
Comprehensive income for the period	99	265

Statements of Changes in Net Equity

	Changes in Paid-in-capital THUS$	Changes in retained earnings THUS$	Changes in net equity total THUS$
Opening balance as of January 01, 2008	225	86	311
Comprehensive income for the period	-	265	265
Closing balance as of December 31, 2008	225	351	576
Opening balance as of January 01, 2009	225	351	576
Comprehensive income for the period	-	99	99
Dividends	-	(400)	(400)
Closing balance as of December 31, 2009	225	50	275

Statements of Cash Flows – Direct Method

	As of December 31, 2009 THUS$	As of December 31, 2008 THUS$
Net cash flow from operating activities	439	71
Net cash flow used in investment activities	1	(62)
Net cash flow from financing activities	(400)	-
Net increase in cash and cash equivalents	40	9
Cash and Cash equivalents, shown in the statement of cash flows, Closing Balance	64	24

LAN PAX GROUP S.A. AND SUBSIDIARIES

Incorporation History: Chartered as a closed corporation by public deed dated September 27, 2001, witnessed and certified in the Notary Offices of Patricio Zaldivar Mackenna, recorded in Folios 25,636 Nº20,794 of the Santiago Business Registry on October 4, 2001, and announced in the Official Gazette on October 6, 2001.

Business Purpose: To invest in all manner of property, whether movable or real estate, tangible or intangible; to establish all manner of other corporations; to acquire shareholdings in, administer, reorganize, and liquidate existing companies. In general, this entity could acquire or engage the manufacturing or commercialization of all types of goods and services on its own accord or for third parties; and it could perform any acts or enter into any kind of contract related to its ultimate goals. It may develop and exploit any other activity resulting from, related, connected, helpful or complementary to its business.

Subscribed and Paid-In Capital:	THUS$ 425
Net Income (Loss):	THUS$ 9,834
LAN Airlines S.A. Interest:	100.00%
% over Consolidated Assets:	0.00%

Board of Directors

Chairman: Ignacio Cueto Plaza
Directors: Alejandro de la Fuente Goic
Enrique Elsaca Hirmas

Subsidiaries and Lan Pax Group S.A. Shareholding Therein

Inversora Cordillera S.A. and subsidiaries	95.78%
Lantours S.A. (Ex Siventas S.A.)	95.00%
Atlantic Aviation Investments LLC	99.00%
Perdiz Leasing LLC	99.00%

Lan Pax Group S.A. and Subsidiaries

(Closed Corporation)

Consolidated Statements of Financial Position

	As of December 31, 2009 THUS$	As of December 31, 2008 THUS$	As of January 01, 2008 THUS$
Assets			
Current assets	63,291	69,887	60,063
Non-current assets and disposal groups held for sale	-	-	-
Total current assets	63,291	69,887	60,063
Total non-current assets	41,436	38,100	110,166
Total Assets	104,727	107,987	170,229
Liabilities and Net Equity			
Liabilities			
Current liabilities in operation	72,798	60,506	82,344
Non-current liabilities and disposal groups held for sale	-	-	-
Total current liabilities	72,798	60,506	82,344
Total non-current liabilities	38,448	58,483	114,400
Total Liabilities	111,246	118,989	196,744
Net Equity			
Net equity attributable to the parent company's equity holders	(7,131)	(12,769)	(26,394)
Minority interest	612	1,767	(121)
Total Net Equity	(6,519)	(11,002)	(26,515)
Total Liabilities and Net Equity	104,727	107,987	170,229

Consolidated Statements of Income by Function

	As of December 31, 2009 THUS$	As of December 31, 2008 THUS$
Operating Revenues	317,340	288,040
Gross margin	73,952	81,341
Gain before income taxes	13,569	24,527
Income tax	(3,735)	(6,691)
Gains for the period	9,834	17,836
Gain for the period attributable to the parent company´s equity holders	9,704	16,162
Gain for the period attributable to minority interest	130	1,674
Gains (loss) for the period	9,834	17,836

Consolidated Statements of Comprehensive Income by Function

	As of December 31, 2009 THUS$	As of December 31, 2008 THUS$
Gains for the period	9,834	17,836
Comprehensive income and expenses for the period	(5,019)	(2,869)
Comprehensive income for the period	4,815	14,967
Comprehensive income attributable to:		
Majority shareholders	4,438	13,537
Minority interests	377	1,430
Comprehensive income for the period	4,815	14,967

Statements of Changes in Net Equity

	Changes in net equity attributable to the parent THUS$	Changes in equity minority interest THUS$	Changes in net equity total THUS$
Opening balance as of January 01, 2008	**(26,394)**	**(121)**	**(26,515)**
Comprehensive income for the period	13,537	1,430	14,967
Other increase in net equity	88	458	546
Closing balance as of December 31, 2008	**(12,769)**	**1,767**	**(11,002)**
Opening balance as of January 01, 2009	**(12,769)**	**1,767**	**(11,002)**
Comprehensive income for the period	4,438	377	4,815
Otros incrementos (disminuciones) en Net Equity	1,200	(1,532)	(332)
Closing balance as of December 31, 2009	**(7,131)**	**612**	**(6,519)**

Consolidated Statements of Cash Flows – Direct Method

	As of December 31, 2009 THUS$	As of December 31, 2008 THUS$
Net cash flow from operating activities	37,778	(9,858)
Net cash flow used in investment activities	(12,774)	54,835
Net cash flow from financing activities	(24,910)	(52,706)
Net increase (decrease) in cash and cash equivalents	**94**	**(7,729)**
Effects of Exchange-rate fluctuations on cash and cash equivalents	3	(9)
Cash and cash equivalents, shown in the statement of cash flows, Closing Balance	13,348	13,251

LAN CHILE INVESTMENT LIMITES AND SUBSIDIARIES

Incorporation History: Chartered as a limited liability company in Cayman Islands by public deed dated July 30, 1999, and registered in the Cayman Islands Registry of Companies on the same date.

Business Purpose: To invest in all manner of property, whether movable or real estate, tangible or intangible.

Subscribed and Paid-In Capital:	THUS$ 10
Net Income (Loss):	THUS$ 2,083
LAN Airlines S.A. Interest:	100.00%
% over Consolidated Assets:	0.00%

Board of Directors

Chairman: Enrique Cueto Plaza
Directors: Alejandro de la Fuente Goic
Andrea Williams

Subsidiaries and Lan Chile Investments Limited Shareholding Therein

Aerolane, Líneas Aéreas Nacionales del Ecuador S.A.	71.92%
Puerto Montt Holding S.A. and subsidiaries	99.875%
Inversiones La Burguería S.A.	99.00%

Lan Chile Investments Limited and Subsidiaries

(Limited Liability Corporation)

Consolidated Statements of Financial Position

	As of December 31, 2009 THUS$	As of December 31, 2008 THUS$	As of January 01, 2008 THUS$
Assets			
Current assets	18,359	17,768	25,490
Non-current assets and disposal groups held for sale	-	-	-
Total current assets	18,359	17,768	25,490
Total non-current assets	27,629	21,147	7,141
Total Assets	**45,988**	**38,915**	**32,631**
Liabilities and Net Equity			
Liabilities			
Current liabilities in operation	37,049	32,401	25,735
Non-current liabilities and disposal groups held for sale	-	-	-
Total current liabilities	**37,049**	**32,401**	**25,735**
Total non-current liabilities	**13,052**	**12,720**	**13,505**
Total Liabilities	**50,101**	**45,121**	**39,240**
Net Equity			
Net equity attributable to the parent company's equity holders	(3,835)	(6,206)	(6,609)
Minority interest	(278)	-	-
Total Net Equity	**(4,113)**	**(6,206)**	**(6,609)**
Total Liabilities and Net Equity	**45,988**	**38,915**	**32,631**

Consolidated Statements of Income by Function

	As of December 31, 2009 THUS$	As of December 31, 2008 THUS$
Operating Revenues	195,718	193,950
Gross margin	20,076	14,736
Gain (loss) before income taxes	2,315	188
Income tax	(232)	(119)
Gains for the period	**2,083**	**69**
Gain for the period attributable to the parent company´s equity holders	2,361	66
Gain for the period attributable to minority interest	(278)	3
Gains (loss) for the period	**2,083**	**69**

Consolidated Statements of Comprehensive Income by Function

	As of December 31, 2009 THUS$	As of December 31, 2008 THUS$
Gains for the period	**2,083**	**69**
Comprehensive income and expenses for the period	-	-
Comprehensive income for the period	**2,083**	**69**
Comprehensive income attributable to:		
Majority shareholders	2,361	66
Minority interests	(278)	3
Comprehensive income for the period	**2,083**	**69**

Statements of Changes in Net Equity

	Changes in net equity attributable to the parent THUS$	Changes in equity minority interest THUS$	Changes in net equity total THUS$
Opening balance as of January 01, 2008	**(6,909)**	**-**	**(6,909)**
Comprehensive income for the period	66	3	69
Other increase in net equity	637	(3)	634
Closing balance as of December 31, 2008	**(6,206)**	**-**	**(6,206)**
Opening balance as of January 01, 2009	**(6,206)**	**-**	**(6,206)**
Comprehensive income for the period	2,361	(278)	2,083
Other increase in net equity	10	-	10
Closing balance as of December 31, 2009	**(3,835)**	**(278)**	**(4,113)**

Consolidated Statements of Cash Flows – Direct Method

	As of December 31, 2009 THUS$	As of December 31, 2008 THUS$
Net cash flow from operating activities	(313)	5,920
Net cash flow used in investment activities	(2,757)	(1,015)
Net cash flow from financing activities	(347)	(223)
Net increase (decrease) in Cash and Cash equivalents	**(3,417)**	**4,682**
Effects of Exchange-rate fluctuations on cash and cash equivalent	-	6
Cash and cash equivalents, shown in the statement of cash flows, Closing Balance	1,671	5,088

Gobierno Corporativo

Directorio

Directores	Posición	Profesión	Rut
Jorge Awad Mehech	Presidente	Ingeniero Comercial	4.756.185-K
Darío Calderón González	Director	Abogado	5.078.327-8
José Cox Donoso	Director	Ingeniero Comercial	6.065.868-4
Juan José Cueto Plaza	Director	Ingeniero Comercial	6.694.240-6
Juan Cueto Sierra	Director	Empresario	3.246.727-K
Ramón Eblen Kadis	Director	Ingeniero Comercial	4.346.062-5
Bernardo Fontaine Talavera	Director	Economista	6.371.763-0
Ignacio Guerrero Gutiérrez	Director	Ingeniero Comercial	5.546.791-9
Andrés Navarro Haeussler	Director	Ingeniero Civil Industrial	5.078.702-8

El Directorio fue elegido en la junta ordinaria de accionistas celebrada el día 10 de Abril de 2008

Comité de Directores

El Comité de Directores está compuesto por tres miembros que el Directorio elige por períodos de dos años con derecho a ser reelegidos. Las funciones del Comité de Directores incluyen, entre otras, examinar los informes de los auditores externos y los estados financieros, examinar los sistemas de remuneraciones y planes de compensación a los ejecutivos principales y examinar los antecedentes relativos a operaciones con entidades relacionadas, analizar los informes relacionados con debilidades de control interno y verificar la implementación de los procedimientos asociados a la recepción, radicación y trámite de quejas relacionadas con la contabilidad o con los controles contables internos.

El Comité de Directores está integrado por los señores Jorge Awad Mehech, Ramón Eblen Kadis y José Cox Donoso, quien preside el Comité. Durante el año 2009 el Comité de Directores se reunió en 13 ocasiones.

Para efectos de su funcionamiento, la Junta Ordinaria de Accionistas estableció un presupuesto anual para este comité, para el ejercicio 2009, de UF 1.200.

Informe Anual de la Gestión del Comité de Directores

Según lo establecido por el artículo 50 bis de la ley 18.046, a continuación se detallan los temas tratados en la gestión realizada por el Comité de Directores durante el año 2009.

1) Sesión Ordinaria N° 87 27/1/09:
- Revisión de estados financieros al 31/12/08 en conjunto con auditores de PricewaterhouseCoopers

2) Sesión Ordinaria N° 88 3/3/09:
- Cierre ejercicio tributario 2008
- Control de transacciones con partes relacionadas art. 44 de la ley de sociedades

3) Sesión Ordinaria N° 89 31/3/09:
- Presentación del informe de los auditores externos sobre estados financieros bajo US GAAP y Certificación de Control Interno
- Esquema de plazos para la presentación de los estados financieros al 31 de marzo de 2009
- Proposición de Auditores Externos y clasificadores privados de riesgo al Directorio
- Cierre del plan de auditoría año 2008 y plan año 2009

4) Sesión Ordinaria N° 90 28/4/09:
- Análisis de los estados financieros al 31 de marzo de 2009 y de los impactos de aplicar las normas IFRS

5) Sesión Ordinaria N° 91 26/5/09:
- Presentación de los estados financieros al 31 de marzo de 2009 a la Superintendencia de Valores y Seguros (SVS)
- Ejecución del plan de auditoría 2008-Plan 2009
- Transacciones con partes relacionadas

6) Sesión Ordinaria N° 92 30/6/09:
- Ejecución del plan de auditoría 2008- Plan 2009
- Presentación sobre fraudes

7) Sesión Ordinaria N° 93 28/7/09:
- Revisión Estados Financieros al 30 de junio de 2009
- Presentación sobre fraudes

8) Sesión Ordinaria N° 94 25/8/09:
- Revisión de Estados Financieros al 30 de junio de 2009
- Presentación sobre el riesgo "security"

9) Sesión Ordinaria N° 95 29/9/09:
- Proyecto de ley sobre gobierno corporativo (empresas privadas)
- Presentación del avance del plan de auditoría 2009

10) Sesión Ordinaria N° 96 26/10/09
- Revisión Estados Financieros al 30 de septiembre de 2009
- Revisión del PCAOB al Auditor Externo

11) Sesión Extraordinaria N° 7 5/11/09
- Fijación del precio de colocación de las acciones destinadas a planes de compensación para trabajadores de la sociedad y sus filiales

12) Sesión Ordinaria N° 97 24/11/09:
- Sistema de remuneración y plan de compensación de ejecutivos
- Código de Conducta
- Circular SVS 1945, utilidad líquida distribuible y ajustes de primera aplicación IFRS
- Oficio Ordinario SVS 20672, revisión de estados financieros al 31 de marzo y 30 de junio de 2009
- Cartas recibidas de los Auditores Externos
- Avance del plan de auditoría 2009

13) Sesión Ordinaria N° 98 29/12/09:
- Presentación del informe de control interno PricewaterhouseCoopers y revisión PCAOB
- Avance del plan de auditoría interna 2009

Remunaciones Directorio

Remunaciones Directorio	Dieta Directorio US$	Dieta Comité Directores US$
Jorge Awad Mehech	25.521,27	9.027,70
Darío Calderón González	10.937,69	
José Cox Donoso	10.041,68	10.041,68
Juan José Cueto Plaza	10.937,69	
Juan Cueto Sierra	7.195,09	
Ramón Eblen Kadis	10.937,69	10.937,69
Bernardo Fontaine Talavera	10.937,69	
Ignacio Guerrero Gutiérrez	10.937,69	
Andrés Navarro Haeussler	6.199,49	
Total	**103.645,96**	**30.007,06**
Total Dietas	**133.653,03**	

Notas:
La suma de las cantidades individuales puede diferir del total producto de aproximaciones
La remuneración corresponde al pago de la dieta por cada sesión de Directorio asistida.
Los Directorios de Filiales no son remunerados.

Principales Ejecutivos

Ejecutivos	Posición	Profesión	Rut
Enrique Cueto Plaza	Vicepresidente Ejecutivo LAN	Ingeniero Comercial	6.694.239-2
Ignacio Cueto Plaza	Gerente General LAN	Empresario	7.040.324-2
Armando Valdivieso Montes	Gerente General Pasajeros	Ingeniero Comercial	8.321.934-3
Cristián Ureta Larrain	Gerente General Carga	Ingeniero Civil	9.488.819-0
Alejandro de la Fuente Goic	Vicepresidente Finanzas Corporativo	Ingeniero Comercial / Ingeniero Agrónomo	6.947.715-1
Roberto Alvo Milosawlewitsch	Vicepresidente Planificación, Gestión & Estudios	Ingeniero Civil	8.823.367-0
Cristián Toro Cañas	Vicepresidente Legal	Abogado	10.983.218-9
Enrique Elsaca Hirmas	Vicepresidente Operaciones y Servicios	Ingeniero Civil	8.732.095-2
Emilio del Real Sota	Vicepresidente Personas	Psicólogo	9.908.112-0
Eduardo Opazo Preller*	Vicepresidente Asuntos Corporativos	Administrador de Empresas	6.338.008-3

*El Sr. Eduardo Opazo Preller dejó su cargo el 31 de Diciembre de 2009. En su reemplazo, el 15 de marzo de 2010 asumió como nuevo VP de Asuntos Corporativos el Sr. René Muga Escobar.

El año 2009, la Compañía pagó al conjunto de sus ejecutivos un total de USD 61,9 millones y la Compañía pagó además USD 14,1 millones en incentivos. Por otro lado, en el mismo año, la Compañía pagó a sus ejecutivos un total de USD 1,6 millones por concepto de indemnizaciones.

Plan de Compensación de Acciones

Las características generales del Plan de Compensación de acciones son las siguientes:

El número total de acciones destinadas al Plan de Compensación asciende a 2.209.091. La compañía suscribirá con cada trabajador seleccionado un contrato de opción de suscripción de acciones. Mientras estas acciones no sean suscritas, no otorgarán al titular de la opción ningún derecho y no se considerarán para efectos de quórum de las juntas de accionistas.

Se deja constancia que corresponderá al Directorio de la Sociedad aprobar el otorgamiento de opciones con cargo al presente plan de compensación. La selección de los trabajadores elegibles deberá considerar, entre otros, criterios tales como antigüedad en la empresa, cargo que desempeña, importancia en la generación de utilidades, responsabilidad asignada al cargo que desempeña, monto del patrimonio que administra, capacidad para trabajar en equipo, desempeño y potencial de desarrollo e importancia en la Sociedad.

El Plan de Compensación tiene dos alternativas, consistentes en el Plan de Compensación 2007 y en el Plan de Compensación 2009.

Plan de Compensación 2007

Corresponde al Plan de Compensación aprobado en junta extraordinaria de accionistas de fecha 5 de Abril de 2007 y en la sesión ordinaria de directorio No. 307 de fecha 31 de Julio de 2007, conforme las cuales el plan tiene las siguientes características: Las opciones asignadas a cada trabajador se devengarán por parcialidades, en las siguientes tres oportunidades: (1) el 30 % de ellas el 1° de Julio de 2009; (2) el 30% de ellas el 1° de Julio de 2010; y (3) el 40% de ellas el 1° de Julio de 2011, sujeto a su permanencia en la Sociedad. El trabajador podrá ejercer las opciones totalmente o por parcialidades. El plazo para ejercer las opciones expirará el día 30 de Septiembre de 2011. Las opciones no podrán cederse, gravarse ni transferirse a ningún título por el trabajador sino sólo renunciarse. El precio a pagar por las acciones, al momento de ejercer la opción, será de US$16,11208 reajustables según la variación que experimente el índice CPI, pagaderos en pesos chilenos de acuerdo con el tipo de cambio dólar observado en la misma fecha de suscripción y pago de las acciones.

Plan de Compensación 2009.

Corresponde al Plan de Compensación aprobado en junta extraordinaria de accionistas celebrada con fecha 29 de Octubre de 2009 y en la sesión extraordinaria de directorio No. 85 de fecha 5 de Noviembre de 2009, conforme las cuales el plan tiene las siguientes características: Las opciones asignadas a cada trabajador se devengarán por parcialidades, en las siguientes tres oportunidades: (1) el 30 % de ellas desde el 29 de Octubre de 2010; y (2) el 70% de ellas el 30 de Octubre de 2011, sujeto a su permanencia en la Sociedad. El trabajador podrá ejercer las opciones totalmente o por parcialidades. El plazo para ejercer las opciones expirará el día 31 de Diciembre de 2011. Las opciones no podrán cederse, gravarse ni transferirse a ningún título por el trabajador sino sólo renunciarse. El precio a pagar por las acciones, al momento de ejercer la opción, será de US$14,50 reajustables según la variación que experimente el índice CPI, pagaderos en pesos chilenos de acuerdo con el tipo de cambio dólar observado en la misma fecha de suscripción y pago de las acciones.

Propiedad de la Compañía

	2009		2008	
Principales Accionistas	**Acciones**	**% del Total**	**Acciones**	**% del Total**
Costa Verde Aeronautica S.A.	78.575.407	23,2%	400.000	0,1%
Axxion S.A.	64.477.874	19,0%	64.477.874	19,0%
The Bank of New York	29.312.325	8,7%	37.239.566	11,0%
Inversiones Santa Cecilia S.A.	24.726.530	7,3%	24.726.530	7,3%
Inversiones Andes S.A.	22.288.695	6,6%	22.288.695	6,6%
Inversiones Mineras del Cantabrico S.A.	7.824.095	2,3%	8.554.095	2,5%
Larrain Vial S.A. Corredora de Bolsa	7.693.785	2,3%	7.310.904	2,2%
Banchile Corredores de Bolsa S.A.	5.145.766	1,5%	6.030.657	1,8%
Inversiones Alcala S.A.	4.744.677	1,4%	4.744.677	1,4%
Inversiones Los Guindos S.A.	4.744.677	1,4%	4.744.677	1,4%
Banco de Chile por Cuenta de Terceros	4.681.056	1,4%	7.245.698	2,1%
Kastel S.A.	4.483.407	1,3%	4.483.407	1,3%

De acuerdo a un pacto de accionistas firmado en 2004, LAN fue controlada durante 2009 en forma conjunta por el grupo Cueto (representado por Costa Verde Aeronáutica S.A. e Inversiones Mineras del Cantábrico S.A) y el grupo Piñera (a través de Axxion S.A. e Inversiones Santa Cecilia S.A.)

Al 31 de Diciembre del 2009 el denominado Grupo Piñera era accionista de Lan Airlines S.A. a través de 2 sociedades; Axxion S.A. con un 19,0% de las acciones e Inversiones Santa Cecilia S.A con un 7,3% de las mismas. A su vez Santa Cecilia S.A. es dueña directa de un 99,9855% de las acciones de Axxion S.A. Los únicos accionistas de Inversiones Santa Cecilia S.A., son indirectamente, los señores Miguel Juan Sebastián Piñera Echenique, rol único tributario número 5.126.663-3, con un 9,72%, Cecilia Morel Montes, rol único tributario número 7.052.438-4, con un 6,75%, Magdalena María Piñera Morel, rol único tributario número 12.797.919-7, con un 20,88%, María Cecilia Piñera Morel, rol único tributario número 13.434.538-1, con un 20,88%, Juan Sebastián Piñera Morel, rol único tributario número 15.382.284-0, con un 20,88% y Cristóbal Piñera Morel, rol único tributario número 15.960.200-1, con un 20,88%.

Al 31 de Diciembre del 2009 el denominado Grupo Cueto era accionista de Lan Airlines S.A. a través de la sociedad Costa Verde Aeronáutica S.A., con un 23,2% de las acciones, y de Inversiones Mineras del Cantábrico S.A., con un 2,3%. A su vez, Inversiones Costa Verde Ltda. y Compañía en Comandita por Acciones es dueña del 99,99% de Costa Verde Aeronáutica S.A. Las personas naturales detrás de Inversiones Costa Verde Ltda. y Compañía en Comandita por Acciones y de Inversiones Mineras del Cantábrico S.A. son, indirectamente, los señores Enrique Cueto Plaza, rol único tributario número 6.694.239-2, con un 20%, Juan José Cueto Plaza, rol único tributario número 6.694.240-6, con un 20%, Ignacio Cueto Plaza, rol único tributario número 7.040.324-2, con un 20%, Esperanza Cueto Plaza, rol único tributario número 7.040.325-0, con un 20%, Isidora Cueto Cazes, rol único tributario número 18.391.071-K, con un 6,66%, Felipe Cueto Ruiz-Tagle, rol único tributario número 20.164.894-7, con un 6,66% y María Emilia Cueto Ruiz Tagle, rol único tributario número 20.694.332-7, con un 6,66%.

Evolución Precio Acción & ADR 2007-2009

Estadística Trimestral Acción LAN (Bolsa de Comercio de Santiago, Bolsa Electrónica de Chile, Bolsa de Valores de Valparaíso)

	Nº de Acciones Transadas	Precio Promedio (CH$)	Monto Total (CH$)
2007			
Primer Trimestre	62.246.652	7.087	444.818.008.164
Segundo Trimestre	64.387.795	8.244	533.827.313.184
Tercer Trimestre	56.248.499	8.316	459.086.319.046
Cuarto Trimestre	63.077.558	7.499	472.086.925.941
2008			
Primer Trimestre	67.047.941	6.133	412.048.972.358
Segundo Trimestre	38.457.285	5.787	223.934.221.471
Tercer Trimestre	46.033.129	5.777	267.286.169.635
Cuarto Trimestre	31.871.572	5.657	180.247.458.622
2009			
Primer Trimestre	31.333.712	5.030	157.934.911.429
Segundo Trimestre	32.053.214	5.942	190.474.096.845
Tercer Trimestre	27.537.200	6.763	186.403.260.956
Cuarto Trimestre	27.194.815	7.701	209.561.025.666

Fuente: Bolsa de Comercio de Santiago, Bolsa Electrónica de Chile, Bolsa de Valores de Valparaíso

Estadística Trimestral ADR LAN (Bolsa de Valores Nueva York)

	N° de ADR Transados	Precio Promedio (US$)	Monto Total (US$)
2007			
Primer Trimestre	59.348.620	13.14	814.541.785
Segundo Trimestre	44.811.105	15.63	706.746.819
Tercer Trimestre	42.054.500	16.01	667.143.986
Cuarto Trimestre	42.217.368	14.93	624.770.093
2008			
Primer Trimestre	33.130.631	13.20	427.124.640
Segundo Trimestre	42.592.394	12.35	510.086.292
Tercer Trimestre	38.729.030	11.22	427.636.399
Cuarto Trimestre	31.662.709	8.90	283.420.215
2009			
Primer Trimestre	27.389.940	8,33	228.252.094
Segundo Trimestre	21.409.999	10,58	231.758.152
Tercer Trimestre	19.202.497	12,32	236.966.212
Cuarto Trimestre	21.575.709	14,91	318.613.407

Fuente: Bloomberg

Nota:
El 16 de agosto de 2007, LAN cambió el ratio de ADRs de 5:1 a 1:1. Los precios de por ADR previos a esa fecha se han ajustado para ser comparables

Corporate Governance

Board of Directors

Board Members	Position	Profession	National ID Number
Jorge Awad Mehech	Chairman	Commercial Engineer	4.756.185-K
Darío Calderón González	Director	Lawyer	5.078.327-8
José Cox Donoso	Director	Commercial Engineer	6.065.868-4
Juan José Cueto Plaza	Director	Commercial Engineer	6.694.240-6
Juan Cueto Sierra	Director	Businessman	3.246.727-K
Ramón Eblen Kadis	Director	Commercial Engineer	4.346.062-5
Bernardo Fontaine Talavera	Director	Economist	6.371.763-0
Ignacio Guerrero Gutiérrez	Director	Commercial Engineer	5.546.791-9
Andrés Navarro Haeussler	Director	Civil Industrial Engineer	5.078.702-8

The Board of Directors was elected in the Annual General Meeting of Shareholders held on April 10th, 2008

Directors Committee

The Directors Committee consists of three members who are elected for a two-year period and may be reelected. The duties of the committee include, but are not limited to, examining the external auditors' reports, the balance sheet and other financial statements; reviewing the compensation of senior executives and managers; supervising operations with related parties; analyzing reports on weaknesses in internal controls and overseeing the implementation of procedures for the reception, and processing of complaints related to accounting and internal accounting controls.

The current members of the Directors Committee are Jorge Awad Mehech, Ramon Eblen Kadis and Committee president Jose Cox Donoso. In 2009 the Committee met on thirteen occasions.

The Committee's operating costs are funded by an annual budget established at the Annual General Meeting of Shareholders. In 2009, the budgeted amount was UF 1,200.

Annual Report on Audit Committee Administration

As provided in Article 50-bis of Law 18,046, below is a description of the items of business dealt with by the Audit Committee during 2009.

1) Regular Meeting No. 87, 1/27/09
   - Review of the 12/31/08 financial statements with Pricewaterhouse-Coopers (auditors)
2) Regular Meeting No. 88, 3/3/09
   - Closing of the 2008 tax year
   - Review of related party transactions pursuant to Article 44 of the Companies Law
3) Regular Meeting No. 89, 3/31/09
   - Presentation of the external auditors' opinion on the financial statements according to U.S. GAAP and Certification of Internal Control
   - Outline of deadlines for the presentation of the financial statements as of March 31, 2009
   - Proposal on external auditors and private risk rating agencies to the Board

- 2008 audit plan closing and 2009 audit plan

4) Regular Meeting No. 90, 4/28/09
- Analysis of the financial statements as of March 31, 2009 and of the impacts of applying IFRS

5) Regular Meeting No. 91, 5/26/09
- Presentation of the March 31, 2009 financial statements to the Securities and Insurance Commission (SVS)
- Implementation of the 2008 audit plan-2009 plan
- Related party transactions

6) Regular Meeting No. 92, 6/30/09
- Implementation of the 2008 audit plan-2009 plan
- Presentation on fraud

7) Regular Meeting No. 93, 7/28/09
- Review of the financial statements as of 6/30/09
- Presentation on fraud

8) Regular Meeting No. 94, 8/25/09
- Review of the financial statements as of 6/30/09
- Presentation on security risk

9) Regular Meeting No. 95, 9/29/09
- Bill of law on corporate governance (private enterprise)
- Progress in the 2009 audit plan

10) Regular Meeting No. 96, 10/26/09
- Review of the financial statements as of 9/30/09
- Review of the PCAOB to the external auditor

11) Special Meeting No. 7, 11/5/09
- Pricing of the shares to be placed under employee compensation plans of the company and subsidiaries

12) Regular Meeting No. 97, 11/24/09
Executive salary and compensation plan
- Code of Conduct
- SVS Circular 1945, distributable net profit and adjustments after first application of IFRS
- SVS Official Ordinary Letter 20672, review of financial statements as of March 31 and June 30, 2009
- Letters from the external auditors
- Progress in the 2009 audit plan

13) Regular Meeting No. 98, 12/29/09
- Presentation of the PricewaterhouseCoopers internal control report and PCAOB review
- Progress in the 2009 internal audit plan

Director's Remuneration

Board Members	Director's Remuneration US$	Director´s Committee Member´s Fees US$
Jorge Awad Mehech	25,521.27	9,027.70
Darío Calderón González	10,937.69	
José Cox Donoso	10,041.68	10,041.68
Juan José Cueto Plaza	10,937.69	
Juan Cueto Sierra	7,195.09	
Ramón Eblen Kadis	10,937.69	10,937.69
Bernardo Fontaine Talavera	10,937.69	
Ignacio Guerrero Gutiérrez	10,937.69	
Andrés Navarro Haeussler	6,199.49	
Total	**103,645.96**	**30,007.06**
Total Fees	**133,653.03**	

Notes:
Totals may differ from the sum of individual amounts due to rounding.
The Directors remuneration corresponds to the payment of each session's fee in which the Director participated.
The Board Meetings of subsidiaries are not subject to remuneration.

Senior Management

Principal Executives	Position	Profession	National ID Number
Enrique Cueto Plaza	CEO LAN	Commercial Engineer	6.694.239-2
Ignacio Cueto Plaza	President and COO LAN	Businessman	7.040.324-2
Armando Valdivieso Montes	CEO Passenger	Commercial Engineer	8.321.934-3
Cristián Ureta Larrain	CEO Cargo	Civil Engineer	9.488.819-0
Alejandro de la Fuente Goic	Chief Financial Officer	Commercial Engineer / Agronomist Engineer	6.947.715-1
Roberto Alvo Milosawlewitsch	Senior Vice President Strategic Planning and Corporate Development	Civil Engineer	8.823.367-0
Cristián Toro Cañas	General Counsel	Lawyer	10.983.218-9
Enrique Elsaca Hirmas	Senior Vice President Operations	Civil Engineer	8.732.095-2
Emilio del Real Sota	Senior Vice President Human Resources	Psychologist	9.908.112-0
Eduardo Opazo Preller*	Senior Vice President Corporate Affairs	Business Administrator	6.338.008-3

*Mr. Eduardo Opazo Preller left office on December 31st 2009. In his replacement, on March 15, 2010, Mr. Rene Muga Escobar took over as new Senior VP of Corporate Affairs

Total remuneration paid to company executives in 2009 was US$61,9 million, plus a further US$14,1 million in incentive payments. Severance compensation amounted to US$1,6 million.

Stock option plan

The general characteristics of the stock option plan are:

A total of 2,209,091 shares was allocated to this stock option plan. The Company will sign a stock option agreement with each selected employee. Until the shares are subscribed, the option holder will have no rights and will not be taken into account in calculating the quorums of shareholders meetings.

The company Board of Directors must approve the options forming part of this Compensation Plan. The criteria for selecting eligible employees should include, for example, time of employment with the Company, position they hold, their importance in generating profits, the responsibility assigned to the position, the amount of equity they manage, the ability to work in a team, and performance and potential for development and importance in the company.

There are two alternatives in the Compensation Plan, one being the 2007 Compensation Plan and the other the 2009 Compensation Plan.

2007 Compensation Plan

The 2007 Compensation Plan was approved by the Special Shareholders Meeting held April 5, 2007 and by the Regular Board of Directors Meeting No. 307 held July 31, 2007. This plan has the following

characteristics:

The options allocated to each employee will accrue in parts, on the following three dates: (1) 30% on July 1, 2009; (2) 30% on July 1, 2010; and (3) 40% on July 1, 2011, subject to remaining in the Company's employ. Employees may exercise all or part of the options. The option exercise period will expire September 30, 2011. Options may not be assigned, encumbered or transferred by the employee in any way. They may only be waived. The price payable for the shares at the time the option is struck will be US$16.11208, adjustable by the change in the CPI and payable in Chilean pesos at the observed dollar exchange on the same date that the shares are subscribed and paid.

2009 Compensation Plan

This Compensation Plan was approved by Special Shareholders Meeting held October 29, 2009 and by the Special Board of Directors Meeting No. 85 held November 5, 2009. This plan has the following characteristics: The options assigned to each employee will accrue in parts on the following three occasions: 1. 30% starting October 29, 2010; and 70% on October 30, 2011, subject to the employee continuing to the work for the Company. Employees may exercise all or part of the options. The option strike period will expire December 31, 2011. Options may not be assigned, liened or transferred by the employee in any way. They may only be waived. The price payable for the shares will be US$14.50 at the time the option is struck, adjustable by the change in the CPI and payable in Chilean pesos at the observed dollar exchange rate on the same date that the shares are subscribed and paid.

Share ownership

Main Shareholders	2009		2008	
	Shares	% of the Total	Shares	% of the Total
Costa Verde Aeronautica S.A.	78,575,407	23.2%	400,000	0.1%
Axxion S.A.	64,477,874	19.0%	64,477,874	19.0%
The Bank of New York	29,312,325	8.7%	37,239,566	11.0%
Inversiones Santa Cecilia S.A.	24,726,530	7.3%	24,726,530	7.3%
Inversiones Andes S.A.	22,288,695	6.6%	22,288,695	6.6%
Inversiones Mineras del Cantabrico S.A.	7,824,095	2.3%	8,554,095	2.5%
Larrain Vial S.A. Corredora de Bolsa	7,693,785	2.3%	7,310,904	2.2%
Banchile Corredores de Bolsa S.A.	5,145,766	1.5%	6,030,657	1.8%
Inversiones Alcala S.A.	4,744,677	1.4%	4,744,677	1.4%
Inversiones Los Guindos S.A.	4,744,677	1.4%	4,744,677	1.4%
Banco de Chile por Cuenta de Terceros	4,681,056	1.4%	7,245,698	2.1%
Kastel S.A.	4,483,407	1.3%	4,483,407	1.3%

Under the terms of a shareholders' agreement signed in 2004, LAN is jointly controlled by the Cueto group (represented by Costa Verde Aeronáutica S.A. and Inversiones Mineras del Cantábrico S.A.) and the Piñera group (acting through Axxion S.A. and Inversiones Santa Cecilia S.A.).

The Piñera Group held shares in LAN as of December 31, 2009 through two companies: Axxion S.A., which owns 19.0%, and Inversiones Santa Cecilia S.A., which owns 7.3%. Santa Cecilia S.A. holds 99.9855% of Axxion S.A. stock. The only shareholders of Inversiones Santa Cecilia S.A., owning their interests indirectly, were Miguel Juan Sebastián Piñera Echenique, National ID No. 5.126.663-3, with 9.72%; Cecilia Morel Montes, National ID No. 7.052.438-4, with 6.75%; Magdalena María Piñera Morel, National ID No. 12.797.919-7, with 20.88%; María Cecilia Piñera Morel, National ID No. 13.434.538-1, with 20.88%; Juan Sebastián Piñera Morel, National ID No. 15.382.284-0, with 20.88% and Cristóbal Piñera Morel, National ID No. 15.960.200-1, with 20.88%.

The Cueto Group was a shareholder in Lan Airlines S.A. on December 31, 2009 through Costa Verde Aeronáutica S.A owning 23.2% of the company's shares and Inversiones Mineras del Cantábrico S.A. owning 2.3%. Inversiones Costa Verde Ltda. y Compañía en Comandita por Acciones holds 99.99% of Costa Verde Aeronáutica S.A stock. The natural persons holding indirect interests of Inversiones Costa Verde Ltda. y Compañía en Comandita por Acciones and Inversiones Mineras del Cantábrico S.A. are Enrique Cueto Plaza, National ID No. 6.694.239-2, with 20%; Juan José Cueto Plaza, National ID No. 6.694.240-6, with 20%; Ignacio Cueto Plaza, National ID No. 7.040.324-2, with 20%; Esperanza Cueto Plaza, National ID No. 7.040.325-0, with 20%; Isidora Cueto Cazes, National ID No. 18.391.071-K, with 6.66%; Felipe Cueto Ruiz-Tagle, National ID No. 20.164.894-7, with 6.66% and María Emilia Cueto Ruiz Tagle, National ID No. 20.694.332-7, with 6.66%.

Common Share & ADR Price Trend 2007-2009

LAN Shares, Quarterly Statistics (Santiago Stock Exchange, Valparaiso Stock Exchange and the Electronic Stock Exchange of Chile)

	Shares Traded	Average Price (CH$)	Total Volume (CH$)
2007			
First quarter	62,246,652	7,087	444,818,008,164
Second quarter	64,387,795	8,244	533,827,313,184
Third quarter	56,248,499	8,316	459,086,319,046
Fourth quarter	63,077,558	7,499	472,086,925,941
2008			
First quarter	67,047,941	6,133	412,048,972,358
Second quarter	38,457,285	5,787	223,934,221,471
Third quarter	46,033,129	5,777	267,286,169,635
Fourth quarter	31,871,572	5,657	180,247,458,622
2009			
First quarter	31,333,712	5,030	157,934,911,429
Second quarter	32,053,214	5,942	190,474,096,845
Third quarter	27,537,200	6,763	186,403,260,956
Fourth quarter	27,194,815	7,701	209,561,025,666

Source: Santiago Stock Exchange, Valparaiso Stock Exchange and the Electronic Stock Exchange of Chile

LAN ADRs, Quarterly Statistics (New York Stock Exchange)

	ADRs Traded	Average Price (US$)	Total Volume (US$)
2007			
First quarter	59,348,620	13.14	814,541,785
Second quarter	44,811,105	15.63	706,746,819
Third quarter	42,054,500	16.01	667,143,986
Fourth quarter	42,217,368	14.93	624,770,093
2008			
First quarter	33,130,631	13.20	427,124,640
Second quarter	42,592,394	12.35	510,086,292
Third quarter	38,729,030	11.22	427,636,399
Fourth quarter	31,662,709	8.90	283,420,215
2009			
First quarter	27.389.940	8,33	228.252.094
Second quarter	21.409.999	10,58	231.758.152
Third quarter	19.202.497	12,32	236.966.212
Fourth quarter	21.575.709	14,91	318.613.407

Source: Bloomberg

Note:
On August 16, 2007 LAN changed the ADR ratio from 5:1 to 1:1. ADR prices prior to that date have been adjusted in order to make them comparable.

Política Financiera

Política Financiera

La política financiera de LAN tiene los siguientes objetivos:

- Preservar y mantener niveles de caja adecuados para el nivel de la operación.
- Mantener el endeudamiento de mediano y largo plazo en una proporción que sea razonable en función del crecimiento de las operaciones y considerando el objetivo de minimizar los costos de financiamiento.
- No mantener deuda de corto plazo, salvo para operaciones puntuales.
- Efectuar inversiones apropiadas para maximizar el flujo futuro de caja y permitir operaciones eficientes.
- Efectuar inversiones financieras con los excedentes de caja según la política establecida por el Directorio.
- Responder efectivamente a las condiciones externas sobre las cuales la Compañía no tiene ningún control, y de este modo mantener un flujo de fondos estable, protegiendo a LAN de riesgos de mercado tales como variaciones en los tipos de cambio, en el precio del combustible y en la tasa de interés.
- Mantener un nivel adecuado de líneas de crédito con bancos locales y extranjeros.
- Mantener un adecuado nivel de riesgo de crédito, a través de un control permanente de la distribución de dicho riesgo a nivel de países y negocios.

Liquidez

Durante el año 2009 LAN mantuvo su política de mantener una liquidez significativa, a fin de resguardarse de potenciales shocks externos. Es por esto, que para minimizar los riesgos de liquidez derivados de la crisis económica mundial la Compañía obtuvo el equivalente a US$ 252 millones en créditos bilaterales, contratados con bancos de la plaza con un plazo de repago de 3 años que incluye uno de gracia. Sin desmedro de ello, LAN buscó alternativas para utilizar dichos recursos en la forma más efectiva y es así como durante este año se continuó financiando internamente una parte importante de los anticipos asociados a la fabricación de los aviones (pre-delivery payments), vinculados a las aeronaves que la Compañía recibirá en el futuro tanto de Boeing como de Airbus. Es así como al cierre del año 2009, la compañía contaba con US$792 millones en caja y valores de fácil liquidación.

Inversiones y Financiamiento

La gran mayoría de las inversiones de LAN corresponde a los programas de adquisición de flota, los que en general son financiados mediante la combinación de recursos propios y deuda financiera estructurada de largo plazo. En general la Compañía financia hasta un 85% con créditos bancarios o bonos garantizados por las agencias de fomento a la exportación, siendo el 15% restante financiado con créditos comerciales o con fondos propios. Los plazos de financiamiento de las distintas estructuras de financiamiento varían entre 12 y 18 años, siendo la gran mayoría de éstos a plazos de 12 años.

Programa Boeing 767

El financiamiento de los aviones Boeing 767-300 considera 11 aviones en arriendo (10 de pasajeros más uno carguero) y 25 aeronaves adquiridas a Boeing (17 de pasajeros y 8 cargueros). Las adquisiciones a Boeing fueron financiadas, en su mayoría, con créditos bancarios garantizados por Exim Bank. En 2009 se abre la posibilidad de financiamiento en el mercado de capitales, mediante la emisión de bonos garantizados por Exim Bank, estructura utilizada para financiar la adquisición del Boeing 767-300 entregado en Diciembre. La existencia de la garantía de Exim permite a LAN acceder a tasas de financiamiento ventajosas tanto en los créditos como en el mercado de capitales.

A diciembre del 2009 existen órdenes de compra pendientes por 7 Boeing 767-300 (tanto carga como pasajero), de las cuales 1 será recibido durante el 2010 y 6 serán recibidos entre el 2011 y 2014, y órdenes por 32 B787 (26 órdenes de compra más 6 arriendos) que serán recibidos entre el año 2011 y 2018. Adicionalmente existe una orden de compra por un B777 carguero que será recibido el año 2012.

Programas Airbus Familia A320 y Airbus A340

Desde el año 2000 al 31 de diciembre 2009, LAN ha recibido un total de 5 A340, 18 A320, 20 A319 y 15 A318. De estas aeronaves, 4 A340, 8 A320 y 5 A319 fueron financiadas como Leasing Operativo con opción de compra al año 10, 2 A320 y 1 A340 bajo la modalidad de arriendos puros, y el resto (8 A320, 15 A319 y 15 A318) han sido financiados con créditos bancarios que incluyen el aval de las agencias de fomento a la exportación europeas (Export Credit Agencies, ECA´s, por sus siglas en inglés)

Al 31 de diciembre del 2009, existen órdenes de compra pendientes por 45 aviones de la familia A320 (29 A320 y 16 A319) para entrega entre el año 2010 y 2016.

Cobertura de Riesgos Financieros

Los principales riesgos financieros a los que está expuesta una línea aérea corresponden a los de (i) tipo de cambio, (ii) tasas de interés y (iii) precio del combustible.

En el primer caso (i), la naturaleza de las operaciones de LAN, el crecimiento de la operación en diversas geografías, junto con el fortalecimiento de la moneda local, se traduce en una exposición limitada al peso chileno y a otras monedas de la región (Peso Argentino, Nuevo Sol Peruano y Real Brasileño). Aproximadamente el 80% de los ingresos y el 60% de los costos están denominados en dólares.

Respecto al segundo ítem (ii), LAN ha utilizado swaps y calls de tasa de interés, con el objetivo de reducir su riesgo ante alzas sustanciales a la tasa de interés. Es así como a diciembre de 2009 el 95% de su exposición vigente se encontraba cubierta así como también, parte de la exposición a tasa de interés asociadas a los créditos que financiarán las aeronaves Boeing y Airbus con entrega entre los años 2010 y 2012.

Con respecto al tercer item (iii), para reducir su exposición al alza del precio del combustible, la Compañía utiliza mecanismos de traspaso de costo a pasajeros y clientes de carga, como también el uso de instrumentos derivados de cobertura como swaps, opciones de compra de combustible (opciones call) y bandas de precio (collars). Durante 2009 LAN cubrió aproximadamente el 37% de sus necesidades de combustible del año 2010 con una mezcla de estos instrumentos financieros. La Compañía minimiza el riesgo de crédito de la contraparte al contratar estos instrumentos financieros solo con instituciones financieras de alta calidad crediticia.

Financial Policy

Financial Policy

The financial policy of LAN has the following objectives:

- Preserve and maintain adequate levels of cash for working capital.
- Maintain a reasonable proportion of medium- and long-term indebtedness according to the growth in operations, in the objective of minimizing financing costs.
- No short-term debt, except for specific transactions.
- Make appropriate investments to maximize future cash flow that will facilitate efficient operations.
- Make financial investments with cash surpluses according to the policy established by the Board.
- Respond effectively to external conditions beyond the control of the Company and thus maintain a stable cash flow that protects LAN from markets risks, such as variations in exchange rates, in fuel prices and in interest rates.
- Maintain an adequate level of credit facilities with local and foreign banks.
- Maintain an adequate level of credit risk through a permanent control of the distribution of that risk at a country and business level.

Liquidity

During 2009, LAN maintained its policy of having a significant liquidity in order to protect against potential external shocks. For that reason, in order to minimize the liquidity risk resulting from the world economic crisis, the Company obtained the equivalent to US$252 million in bilateral loans from local banks with a repayment period of three years that included one year of grace.

Nonetheless, LAN sought alternatives to use those funds more effectively. This year it continued internally financing an important part of the pre-delivery payments for the aircraft that the Company will receive in the future from Boeing and Airbus. At the close of 2009, the Company had US$792 million in cash and easily convertible securities.

Investments and Financing

Most of LAN's investments are made in aircraft acquisition programs which are generally financed by a combination of internal cash generation and structured long-term bank debt. In general, the Company finances 85% through bank loans or bonds secured by export development agencies and the remaining 15% by commercial loans or internal cash generation. The periods of the loans under the different finance structures vary from 12 to 18 years and most are out to 12 years.

Boeing 767 Program

The Boeing 767-300 aircraft financing encompasses 11 aircraft being leased (10 passenger aircraft and 1 cargo aircraft) and 25 aircraft acquired from Boeing (17 passenger aircraft and 8 cargo aircraft). The Boeing acquisitions were largely financed by bank loans secured by Exim Bank. In 2009, the possibility arose to finance through the capital market by issuing bonds secured by Exim Bank. This was a structure employed to finance the acquisition of the Boeing 767-300 delivered in December. The EXIM guarantee gives LAN access to advantageous interest rates on the loans and on the capital market.

In December 2009, there were purchase orders pending for 7 Boeing 767-300 cargo and passenger aircraft, one of which will be received in 2010 and 6 between 2011 and 2014. Orders are outstanding for 32 B787 (26 purchase orders and 6 leases) that will be received between 2011 and 2018. There is also a purchase order in place for a B777 cargo aircraft that will be received in 2012.

Airbus A320 and Airbus A340 Programs

Since the year 2000 through December 31, 2009, LAN has received a total of 5 A340, 18 A320, 20 A319 and 15 A318 aircraft. Of that number, 4 A340, 8 A320 and 5 A319 were financed through lease-purchases with the purchase option in year 10, 2 A320 and 1 A340 just as leases, and the remainder (8 A320, 15 A319 and 15 A318) were financed through bank loans that included the guarantee of European Export Credit Agencies (ECAs).

At December 31, 2009, purchase orders were pending for 45 A320 aircraft (29 A320 and 16 A319) deliverable between 2010 and 2016.

Financial Risk Hedging

An airline is mainly exposed to the financial risks of (i) exchange rates, (ii) interest rates, and (iii) fuel prices.

The nature of LAN's operations, the growth in operations in diverse geographic areas and a strengthening of local currency result in a limited exchange rate exposure to the Chilean peso and to other currencies in the region (Argentine Peso, Peruvian Nuevo Sol and Brazilian Real). Approximately 80% of income and 60% of costs are expressed in dollars.

In regard to interest rates, LAN has used interest rate swaps and calls in order to reduce its risk of substantial rises in interest rates. At December 2009, 95% of its exposure was hedged as was part of its interest rate exposure under the loans that will finance the Boeing and Airbus aircraft deliverable between 2010 and 2012.

In order to reduce its exposure to any rise in fuel prices, the Company uses mechanisms to transfer costs to passengers and cargo customers and hedging derivatives such as swaps, fuel option calls and collars. During 2009, LAN hedged approximately 37% of its fuel needs for 2010 with a mix of these financial instruments. The Company minimizes credit risks of the counterparty by contracting these financial instruments only with financial institutions with a high credit rating.

Proveedores, Seguros y Otros

Proveedores

Durante el año 2009, y al igual que en años anteriores, los principales proveedores de LAN correspondieron a los fabricantes de aviones, Airbus y Boeing. Junto con éstos, LAN cuenta con una serie de otros proveedores, fundamentalmente relacionados con accesorios, repuestos y componentes para aviones, tales como: Pratt & Whitney, IAE International Aero Engines AG, Rolls-Royce plc, General Electric Comercial Aviation Services Ltd. (motores); SICMA (asientos); Air France (Componentes MRO); LUFTHANSA Technik (Componentes MRO); Thales (Entretenimiento Abordo); Goodrich (Reversores); Messier Bugatti (Frenos), Goodrich (frenos). A esto deben agregarse nuestros proveedores de combustibles, tales como Repsol YPF, Copec, Shell, Terpel, Chevron, Exxon, entre otros.

Propiedades y Edificios

LAN explota, tanto en calidad de propietario como de arrendatario o concesionario, diversos inmuebles para el desarrollo de sus actividades en Chile y en el extranjero, sean éstos destinados a actividades administrativas, de ventas, de mantenimiento, entre otras.

Equipos y Maquinarias

Tratándose de una línea aérea, los principales equipos y maquinarias con que cuenta LAN para el desarrollo de su negocio son los aviones que componen su flota, y que son explotados por LAN tanto en calidad de propietario como de arrendatario.

Seguros

LAN, considerando todas aquellas áreas que involucran un riesgo potencial, contrata seguros que pueden ser clasificados en tres principales categorías:

Seguros de Aviación, Casco y Responsabilidades Legales
Este tipo de seguros cubre todos los riesgos inherentes a la aeronavegación comercial, tales como aeronaves, motores, repuestos y seguros de responsabilidad civil hacia terceros: pasajeros, carga, equipajes, productos, aeropuertos, etc. Estos seguros son contratados en conjunto por LAN Airlines y sus filiales, y son reasegurados en el mercado de Londres. Adicionalmente, a contar del año 2006 la Compañía mantiene un acuerdo con Bristish Airways para negociar términos conjuntos para los Seguros de Casco y Responsabilidades Legales, lo cual contribuye a la obtención de menores primas y mejores condiciones de cobertura.

Seguros Generales
Este grupo de seguros permite cubrir todos aquellos riesgos que puedan afectar el patrimonio de la sociedad, particularmente bienes físicos y financieros, los que se resguardan a través de seguros multirriesgos (que incluye riesgos de incendio, robo, equipos de computación, remesas de valores, cristales y otros basados en coberturas de todo riesgo), junto a coberturas tradicionales de vehículos motorizados, transportes aéreo y marítimo, responsabilidad civil de empresa, etc.

Seguros de Vida y Accidentes
Este grupo de seguros cubre todo el personal de la empresa: ejecutivos, funcionarios en general y tripulaciones de vuelo.

Marcas y Patentes

La Compañía y sus filiales utilizan diversas marcas comerciales, que se encuentran debidamente registradas ante los organismos competentes en los diversos países en los cuales desarrollan sus operaciones o constituyen el origen y/o destino de las mismas, con el objeto de distinguir y comercializar sus productos y servicios en dichos países.

Suppliers, Insurance and Others

Suppliers

In 2009 as in previous years, LAN' principal suppliers were the aircraft manufacturers Airbus and Boeing. Other providers consist mainly of firms dealing in aircraft accessories, parts and components, such as Pratt & Whitney, IAE International Aero Engines AG, Rolls-Royce plc, General Electric Commercial Aviation Services Ltd. (engines), SICMA (seats), Air France (MRO Components), LUFTHANSA Technik (MRO Components), Thales (on-board entertainment), Goodrich (reversores), Messier Bugatti (brakes), Goodrich (brakes). Sources of jet fuel include Repsol YPF, Copec, Shell, Terpel, Chevron, and Exxon.

Property and Buildings

LAN occupies a variety of properties both in Chile and abroad either as owner, renter or concession holder that are used in carrying out administrative, sales, maintenance and other activities.

Machinery and Equipment

As an airline, the main items of machinery and equipment LAN employs in the performance of its business activities are the various aircraft that make up its fleet. They are operated by LAN either as owner or under lease.

Insurance

LAN carries insurance to cover the various aspects of its operations that involve potential risk. The companies' policies fall into three main categories as follows:

Aviation, Hull and Liability Insurance

This type of insurance covers all risks inherent in commercial aviation activity, including aircraft, engines, spare parts and third-party liability. The last of these includes passengers, cargo, baggage, merchandise, airports, etc. These policies are taken jointly by LAN and its affiliates and reinsured in the London market. In addition, since 2006 the Company maintains an agreement with British Airways to negotiate joint terms for hull and liability insurance. This will result in lower premiums and improved coverage.

General Insurance

This group of policies addresses all risks that could affect the company's assets, particularly those of a physical or financial nature. They consist of multi-risk policies (covering fire, theft, computer equipment, securities in transit, broken windows, and other items included in all-risk insurance) as well as traditional coverage for motor vehicles, air and maritime transport, corporate civil liability, etc.

Life and Accident Insurance

This group of policies covers all company employees including management, general personnel and airline crews.

Trademarks and Patents

Lan Airlines and its subsidiaries use a number of commercial trademarks that are duly registered with the competent authorities in the various countries served by the companies or where their operations are based and/or destinated, in order to differentiate and market them.

Factores de Riesgo

Riesgos relacionados con nuestras operaciones y la industria aeronáutica

Nuestro desempeño depende en gran manera de la situación económica de los países en los que operamos. Las condiciones económicas adversas en dichos países podrían tener un impacto adverso en nuestro negocio. El éxito de nuestro negocio depende de problemas normativos clave, y esos problemas pueden perjudicar nuestro negocio y nuestros resultados operacionales. Dependemos de alianzas estratégicas o relaciones comerciales en muchos países en los que operamos y nuestro negocio podría verse perjudicado si cualquiera de nuestras alianzas estratégicas y relaciones comerciales se diera por terminada. Nuestros negocios y resultados operacionales podrían verse perjudicados si dejáramos de obtener y mantener rutas, accesos y derechos adecuados a aeropuerto, y otros permisos de operación. La imposibilidad de implementar con éxito nuestra estrategia de crecimiento perjudicaría nuestros negocios y el valor de mercado de los ADS y nuestras acciones ordinarias. Nuestros negocios podrían verse perjudicados por un cambio desfavorable de la coyuntura de la industria de la aviación comercial causado por acontecimientos exógenos que afectan los hábitos turísticos o aumentan los costos, tales como epidemias, guerras o ataques terroristas. Una parte considerable de nuestros ingresos por carga provienen de una variedad relativamente escasa de productos y podrían verse afectados por acontecimientos que impacten en su producción o comercialización. Nuestras operaciones están sujetas a las fluctuaciones del suministro y costo de combustible de avión, que podrían impactar perjudicialmente nuestros negocios. Confiamos en mantener una alta tasa de utilización diaria de aeronaves para incrementar nuestros ingresos, lo que nos hace particularmente vulnerables ante demoras. Operamos aeronaves Airbus y Boeing y dependemos de las mismas. Nuestro negocio está en riesgo si no recibimos oportunamente la entrega de aeronaves, si no hay aeronaves disponibles de dichas compañías o si el público percibe negativamente nuestros aviones. Con frecuencia nos afectan ciertos factores que escapan a nuestro control, como las condiciones climáticas, que afectan nuestras operaciones. Las pérdidas y obligaciones derivadas de accidentes que afecten a una o más aeronaves podrían perjudicar sustancialmente nuestros negocios. Los altos niveles de competencia de la industria aeronáutica pueden perjudicar nuestro nivel operacional. Algunos de nuestros competidores podrían recibir apoyo externo, lo que perjudicaría nuestra posición competitiva. Si no logramos incorporar aeronaves arrendadas a nuestra flota a precios y términos aceptables en el futuro, nuestro negocio podría verse perjudicado. Estamos incorporando diversas tecnologías y equipos nuevos y su puesta en funcionamiento podría tener un impacto negativo en nuestro servicio y estándares operacionales. Nuestro negocio podría verse perjudicado si no pudiéramos satisfacer nuestros importantes requerimientos de financiamiento futuro. Nuestro negocio podría verse negativamente afectado por nuestro alto índice de endeudamiento y obligaciones de arrendamiento de aeronaves en comparación con nuestro capital social. Los aumentos de costos de seguros y/o reducciones importantes de las coberturas de los mismos perjudicarían nuestra situación financiera y los resultados de nuestras operaciones. Los problemas que se susciten en los sistemas de control de tráfico aéreo u otras fallas técnicos podrían interrumpir nuestras operaciones y tener un efecto adverso sustancial en nuestro negocio. Nuestro éxito financiero depende de la disponibilidad y el desempeño del personal clave, que no está sujeto a restricciones en cuanto a trabajar para la competencia. Nuestro negocio puede experimentar consecuencias adversas si no logramos cerrar acuerdos de negociación colectiva satisfactorios con nuestros empleados sindicalizados. Las presiones de los empleados podrían ocasionar problemas operacionales e impactar negativamente en nuestro negocio. Los aumentos de costos de mano de obra, que constituyen una parte sustancial de nuestros costos operacionales, afectarían directamente nuestras utilidades. Es posible que enfrentemos dificultades para encontrar, capacitar y retener empleados. El incumplimiento por nuestra parte de las normativas medio ambientales aplicables podría afectar negativamente nuestro negocio y reputación.

Riesgos inherentes a Chile y otros países de mercados emergentes

Los acontecimientos de países latinoamericanos y otros mercados emergentes podrían afectar de manera adversa la economía chilena, impactar negativamente nuestro negocio y resultados operacionales y provocar una caída del precio de mercado de nuestras acciones ordinarias y ADS. Fluctuaciones del valor del peso chileno y otras monedas en los países en que operamos podrían afectar negativamente nuestros ingresos y rentabilidad. No estamos obligados a divulgar tanta información a nuestros inversionistas como lo están los emisores estadounidenses, y por ende, es posible que ustedes reciban menos información de la que recibirían de una empresa estadounidense similar.

Riesgos relacionados con nuestras acciones ordinarias y ADS

Nuestros accionistas mayoritarios pueden tener intereses diferentes de los de los demás accionistas. La colocación de nuestras ADS y acciones ordinarias en el mercado de valores es limitada y podría experimentar aun más liquidez y volatilidad de precios. Los titulares de ADS podrían verse perjudicados por las devaluaciones de monedas y fluctuaciones del tipo de cambio. Futuros cambios en los controles de inversión extranjera y retención de impuestos podrían afectar negativamente a los residentes no chilenos que invierten en nuestras acciones. Los titulares de nuestras ADS podrían verse imposibilitados de ejercer sus derechos preferenciales en ciertas circunstancias.

Risk Factors

Risks Related to our Operations and the Airline Industry

Our performance is heavily dependent on economic conditions in the countries in which we do business and negative economic conditions in those countries could have an adverse impact on our business. The success of our business depends upon key regulatory issues and these issues may adversely affect our business and results of operations. We depend on strategic alliances or commercial relationships in many of the countries in which we operate and our business may suffer if any of our strategic alliances or commercial relationships terminates. Our business and results of operation may suffer if we fail to obtain and maintain routes, suitable airport access, slots and other operating permits. A failure to successfully implement our growth strategy would harm our business and the market value of the ADSs and our common shares. Our business may be adversely affected by a downturn in the airline industry caused by exogenous events that affect travel behavior or increase costs, such as outbreak of disease, war or terrorist attacks. A significant portion of our cargo revenues comes from relatively few product types and may be impacted by events affecting their production or trade. Our operations are subject to fluctuations in the supply and cost of jet fuel, which could negatively impact our business. We rely on maintaining a high daily aircraft utilization rate to increase our revenues, which makes us especially vulnerable to delays. We fly and depend upon Airbus and Boeing aircraft, and our business is at risk if we do not receive timely deliveries of aircraft, if aircraft from these companies becomes unavailable or if the public negatively perceives our aircraft. We are often affected by certain factors beyond our control, including weather conditions, which can affect our operations. Losses and liabilities in the event of an accident involving one or more of our aircraft could materially affect our business. High levels of competition in the airline industry may adversely affect our level of operations. Some of our competitors may receive external support which could negatively impact our competitive position. If we are unable to incorporate leased aircraft into our fleet at acceptable rates and terms in the future, our business could be adversely affected. We are incorporating various new technologies and equipment and their phase-in may have a negative impact on our service and operating standards. Our business may be adversely affected if we are unable to meet our significant future financing requirements. Our business may be adversely affected by our high degree of debt and aircraft lease obligations compared to our equity capital. Increases in insurance costs and/or significant reductions in coverage could harm our financial condition and results of operations. Problems with air traffic control systems or other technical failures could interrupt our operations and have a material adverse effect on our business. Our financial success depends on the availability and performance of key personnel, who are not subject to non-competition restrictions. Our business may experience adverse consequences if we are unable to reach satisfactory collective bargaining agreements with our unionized employees. Pressure by employees could cause operating disruptions and negatively impact our business. Increases in our labor costs, which constitute a substantial portion of our total operating costs, could directly impact our earnings. We may experience difficulty finding, training and retaining employees. Failure to comply with applicable environmental regulations could adversely affect our business and reputation.

Risks Related to Chile and Other Emerging Market Countries

Developments in Latin American countries and other emerging market countries may adversely affect the Chilean economy, negatively impact our business and results of operations and cause the market price of our common shares and ADSs to decrease. Fluctuations in the value of the Chilean peso and other currencies in the countries in which we operate may adversely affect our revenues and profitability. We are not required to disclose as much information to investors as a U.S. issuer is required to disclose and, as a result, you may receive less information about us than you would receive from a comparable U.S. company.

Risks Related to our Common Shares and ADSs

Our controlling shareholders may have interests that differ from those of our other shareholders. Trading of our ADSs and common shares in the securities markets is limited and could experience further illiquidity and price volatility. Holders of ADSs may be adversely affected by currency devaluations and foreign exchange fluctuations. Future changes in Chilean foreign investment controls and withholding taxes could negatively affect non-Chilean residents that invest in our shares. Our ADS holders may not be able to exercise preemptive rights in certain circumstances.

Política de Dividendos

En materia de dividendos, la Compañía ha establecido que éstos sean iguales al mínimo exigido por la ley, es decir un 30% de las utilidades de acuerdo a la normativa vigente. Ello no se contrapone con que eventualmente se puedan repartir dividendos sobre dicho mínimo obligatorio atendiendo a las particularidades y circunstancias de hecho que se puedan percibir durante el transcurso del año.

El siguiente cuadro muestra los dividendos por acción pagados durante los últimos tres años. Los dividendos con cargo a los años 2007 y 2008 corresponden al 70% y 60% de la utilidad distribuible de sus respectivos años. Los dividendos provisorios con cargo a las utilidades del año 2009 equivalen al 45% de la utilidad distribuible del ejercicio 2009.

Dividendo con cargo a las Utilidades del Año	Fecha de Pago	Tipo	Total Pago de Dividendo (US$)	Número de acciones	Dividendo por acción (US$)	Dividendo por ADR (US$)
2007	23 de agosto de 2007	Provisorio	90.104.830	338.790.909	0,26596	0,26596
	17 de enero de 2008	Provisorio	119.894.715	338.790.909	0,35389	0,35389
	8 de Mayo de 2008	Definitivo	5.827.204	338.790.909	0,01720	0,01720
2008	21 de Agosto de 2008	Provisorio	96.785.787	338.790.909	0,28568	0,28568
	15 de Enero de 2009	Provisorio	105.001.466	338.790.909	0,30993	0,30993
2009	20 de Agosto de 2009	Provisorio	34.621.043	338.790.909	0,10219	0,10219
	21 de Enero de 2010	Provisorio	70.000.978	338.790.909	0,20662	0,20662

Notas:

La utilidad distribuible del ejercicio 2009 para el pago de dividendos correspondió al monto de la ganancia del ejercicio atribuible a tenedores de instrumentos de participación en el patrimonio neto de la controladora de acuerdo a Normas Internacionales de Información Financiera (ver nota 3 de los estados financieros consolidados al 31 de diciembre 2009). La utilidad distribuible de años anteriores correspondió al monto de la utilidad neta reportada de acuerdo con los principios contables generalmente aceptados en Chile.

El dividendo total repartido con cargo a las utilidades del ejercicio 2008 es aquel ya repartido en virtud de los dos dividendos provisorios de fechas 21 de agosto de 2008 y 15 de enero de 2009, acordados por el Directorio.

Dividend Policy

The Company has determined its dividend policy to be equal to the current legal minimum of 30% of earnings. However, the Company may distribute dividends in addition to this amount after considering conditions at that time.

The following table shows the per-share dividends paid during the last three years. Total dividends paid for 2007 and 2008 represent 70% and 60% of those year's earnings, respectively. The provisional dividends of 2009 represent 45% of that year's earnings

Charge to Net Income for Year	Payment Date(s)	Dividend Type	Total Dividend Payment (US dollars)	Number of Common Shares Entitled to	Cash Dividend per Common Share (US dollars)	Cash Dividend per ADR (US dollars)
2007	August 23, 2007	Provisional	90,104,830	338,790,909	0.26596	0.26596
	January 17, 2008	Provisional	119,894,715	338,790,909	0.35389	0.35389
	May 8, 2008	Final	5,827,204	338,790,909	0.01720	0.01720
2008	August 21, 2008	Provisional	96,785,787	338,790,909	0.28568	0.28568
	January 15, 2009	Provisional	105,001,466	338,790,909	0.30993	0.30993
2009	August 20, 2009	Provisional	34,621,043	338,790,909	0.10219	0.10219
	January 21, 2010	Provisional	70,000,978	338,790,909	0.20662	0.20662

Notes:

Distributable income for dividend purposes for 2009 was equal to the Income for the period attributable to the parent company's equity holders, according to International Financial Reporting Standards (please refer to note 3 of the consolidated financial statements as of December 31st, 2009). Distributable income for dividend purposes for previous years was equal to the net income reported for the period according to Generally Accepted Accounting Principles in Chile

The total dividend paid upon the financial results of the year ending December 31, 2008, as determined by resolution of the Board of Directors, is the result of the sum of the provisional dividends paid on August 21, 2008 and January 15, 2009.

Hechos Esenciales

Los siguientes Hechos fueron informados durante el año 2009 en carácter de esenciales a la Superintendencia de Valores y Seguros y a las Bolsas de Valores:

1) Con fecha 21 de enero de 2009 en virtud de lo establecido en el artículo 9° e inciso 2º del artículo 10º de la Ley Nº 18.045, y de lo indicado en la Norma de Carácter General N° 30 de la Superintendencia de Valores y Seguros se informó en carácter de hecho esencial que, nuestra filial LAN Cargo S.A. ("LAN Cargo") ha llegado con esta fecha a un acuerdo denominado "Plea Agreement" con el departamento de Justicia de los Estados Unidos América (en adelante, el "Departamento de Justicia"), en relación con la investigación llevada a cabo en ese país por infracciones a la normativa de libre competencia con respecto a la fijación del precio del cargo con combustible y otros cobros, que involucra a más de 30 aerolíneas internacionales que operan en el transporte de carga aérea.

Ocho líneas aéreas llegaron a un acuerdo de este tipo con el Departamento de Justicia: British Airways, Korean Air, Air France-KLM, Japan Airlines, Qantas, Cathay Pacific, SAS y Martinair/Tampa pagando multas que totalizan US$ 1.275 millones.

El período investigado por el Departamento de Justicia, en lo que respecta a LAN Cargo, comprendió entre Febrero de 2003 y el 14 de febrero de 2006. Esta investigación, en lo que se refiere a LAN, solo comprendió el negocio de carga aérea y en ningún caso a su división de pasajeros.

El acuerdo establece que LAN Cargo ha aceptado pagar una multa de US$ 88 millones.

El pago de esta cantidad se efectuará en un plazo de 5 años, de manera que no debiera afectar en forma relevante el flujo de caja de la empresa. Tal como lo informó oportunamente, la compañía efectuó una provisión de US$ 75 millones en relación con estas investigaciones, con cargo a sus resultados del año 2007 y tercer trimestre de 2008.

Adicionalmente, Aerolinhas Brasileiras S.A. ("ABSA")-empresa en la que LAN CARGO tiene participación accionaria - ha llegado también a un acuerdo – "Plea Agreement" – con el Departamento de Justicia por la cantidad de US$ 21 millones, la cual será pagadera en los plazos indicados más arriba.

LAN CARGO ha cooperado permanentemente con las autoridades del Departamento de Justicia de EE.UU. La compañía continuará colaborando con las autoridades en lo que pueda requerir con la investigación global que lleva a cabo.

2). Con fecha 3 de marzo de 2009 se informó en carácter de hecho esencial que en Sesión Ordinaria de Directorio celebrada el día de hoy, el Directorio de Lan Airlines S.A. acordó citar a Junta Ordinaria de Accionistas para el día 17 de abril de 2009 a las 11:00 horas para tratar las siguientes materias:

(a) Aprobación de la Memoria, Balance y Estados Financieros de la Sociedad, correspondientes al ejercicio terminado al 31 de diciembre de 2008;

(b) Aprobación del reparto de un dividendo definitivo con cargo a las utilidades del ejercicio 2008, imputando a dicha suma los dividendos provisorios de US$ 0,28568 y US$ 0,30993 por acción, pagados en los meses de agosto de 2008 y enero de 2009, respectivamente;

(c) Fijación de las remuneraciones del Directorio para el ejercicio 2009;

(d) Fijación de la remuneración del Comité de Directores y determinación de sus presupuestos para el ejercicio 2009;

(e) Designación de Auditores Externos; Designación de Clasificadora de Riesgo; Cuentas sobre las materias a que se refiere el art. 44 de la Ley N° 18.046 sobre Sociedades Anónimas;

(f) Información sobre costo de procesamiento, impresión y despacho de la información a que se refiere la Circular N° 1494 de la Superintendencia de Valores y Seguros; y

g) Demás materias de interés social propias del conocimiento de la Junta Ordinaria de accionistas.

3) Con fecha 3 de marzo de 2009 en virtud de lo establecido en el artículo 9° e inciso 2º del artículo 10º de la Ley Nº 18.045, y de lo indicado en la Norma de Carácter General N° 30 de la Superintendencia de Valores y Seguros se informó en carácter de hecho esencial que, con esta fecha el Directorio de la Compañía ha acordado, por la unanimidad de sus asistentes, llevar a cabo el registro e inscripción en el registro de Valores de esta Superintendencia de dos Líneas de bonos cuyas características principales se expresan a continuación:

- **Monto máximo combinado con cargo a ambas líneas de bonos:** US$ 200.000.000 (doscientos millones de dólares de los estados Unidos de Norteamérica) o su equivalente en otras monedas o unidades de reajustabilidad, como se indica en el numeral 4. siguiente.
- **Plazo de vencimientos de las líneas de bonos:** El plazo máximo de vencimiento de las líneas de Bonos será de 10 años la primera y 30 años la segunda, contados desde la respectiva inscripción en el Registro de Valores, dentro del cual deberán vencer las obligaciones de pago de las distintas emisiones de bonos que se efectúen con cargo a cada una de ellas.
- **Uso de los fondos:** financiamiento de las inversiones de la compañía y sus sociedades filiales y refinanciamiento de pasivos.
- **Otras condiciones generales:** Los bonos podrán ser colocados en el mercado en general, serán desmaterializados, al portador, no serán convertibles en acciones de la compañía, podrán estar expresados en dólares de los Estados Unidos de América, en moneda nacional o en Unidades de Fomento y podrán contemplar distintas unidades o formas de reajustes o no establecer reajuste alguno.

En el mismo directorio se facultó a don Alejandro de la Fuente Goic, Andrés del Valle Eitel, Roberto Alvo Milosawlewitsch y Cristián Toro Cañas para que actuando conjuntamente dos cualesquiera de ellos y representando a la sociedad fijen todas las estipulaciones y condiciones de los contratos que sea necesario convenir y suscribir con ocasión de estas operación de emisión de bonos, otorguen y suscriban la o las escrituras públicas que contengan el contrato de emisión de las Líneas de Bonos y realicen todos los trámites y actos necesarios para la emisión y colocación de los bonos respectivos.

4) Con fecha 28 de abril de 2009 en virtud de lo establecido en el artículo 9° e inciso 2º del artículo 10º de la Ley Nº 18.045 sobre Mercados de Valores, y de lo indicado en la Norma de Carácter General N° 30 de la Superintendencia de Valores y Seguros, se informó en carácter de hecho esencial, lo siguiente:

De acuerdo a la normativa de la Superintendencia de Valores y Seguros, a partir del primer trimestre de 2009 LAN Airlines S.A. reporta sus resultados bajo IFRS. De esta forma, LAN Airlines S.A. es una de las primeras compañías en el país que reportará sus resultados de acuerdo a esta nueva normativa que se alinea con estándares internacionales. Los resultados correspondientes al primer trimestre de 2008 se encontrarán también bajo IFRS de manera de ser comparables.

En vista de lo anteriormente expuesto, con esta fecha, y sin perjuicio de la remisión de la correspondiente FECU dentro de los plazos aplicables al efecto, el Comité de Directores y el Directorio de LAN Airlines S.A., han aprobado la publicación, en calidad de hecho esencial, de la información financiera adjunta a la presente. Esta corresponde a información financiera resumida del Estado de Resultado y del Balance Consolidado de la compañía, e incorpora además una explicación cualitativa del desempeño operacional del trimestre terminado al 31 de Marzo de 2009. Adicionalmente, LAN ha publicado una explicación de los principales impactos de la transición

a IFRS sobre sus resultados para el ejercicio 2008.

Se hace presente que LAN Airlines S.A. procede a proporcionar esta información financiera a sus accionistas, inversionistas y mercado en general, con el fin de (i) entregarles información veraz, suficiente y oportuna con anticipación a la entrega de la respectiva FECU conforme a los plazos aplicables al efecto; (ii) cumplir con la época de entrega de información financiera al mercado, inversionistas y analistas por parte de LAN Airlines S.A., conforme ha sido su práctica en los últimos años; y (iii) mantener adecuadamente informados a nuestros accionistas, inversionistas y al mercado en general, en vista de la entrega de información de LAN Airlines S.A. bajo IFRS a contar del presente año.

Finalmente, se deja constancia que esta información financiera no reemplaza ni modifica la correspondiente FECU bajo IFRS, la cual será entregada para efectos del trimestre 2009 dentro de los plazos previstos en la normativa de la Superintendencia de Valores y Seguros.

5) Con fecha 28 de julio de 2009 se informó en carácter de hecho esencial, que en conformidad con la normativa vigente, y en especial la circular Nº 660 de la Superintendencia de Valores y Seguros, que en Sesión Ordinaria del día 28 de julio de 2009, el Directorio de Lan Airlines S.A. acordó el reparto de un dividendo provisorio de US$ 0,10219 por acción con cargo a las utilidades del ejercicio 2009, el que será pagado a partir del día 20 de agosto de 2009, teniendo derecho a este dividendo todos aquellos accionistas que tengan tal calidad al quinto día hábil anterior a dicha fecha.

6) Con fecha 28 de julio de 2009 en virtud de lo establecido en el artículo 9° e inciso 2º del artículo 10º de la Ley Nº 18.045 sobre Mercados de Valores, y de lo indicado en la Norma de Carácter General N° 30 de la Superintendencia de Valores y Seguros, se informó en carácter de hecho esencial, lo siguiente:

De acuerdo a la normativa de la Superintendencia de Valores y Seguros, a partir del primer trimestre del 2009 LAN Airlines S.A. reporta sus resultados bajo IFRS. Conforme a lo anterior, con esta fecha, y sin perjuicio de la remisión de la correspondiente FECU dentro de los plazos aplicables al efecto, el Comité de directores y el Directorio de LAN Airlines S.A., han aprobado la publicación, en calidad de hecho esencial, de la información financiera adjunta a la presente. Esta corresponde a información financiera resumida del Estado de Resultado y del Balance Consolidado de la compañía, e incorpora además una explicación cualitativa des desempeño operacional del segundo trimestre terminado al 30 de junio de 2009.

Se hace presente que LAN Airlines S.A. procede a proporcionar esta información financiera a sus accionistas, inversionistas y mercado en general, con el fin de (i) entregarles información veraz, suficiente y oportuna con anticipación a la entrega de la respectiva FECU conforme los plazos aplicables al efecto; (ii) cumplir con la época de entrega de información financiera al mercado, inversionistas y analistas por parte de LAN Airlines S.A., conforme ha sido su práctica en los últimos años; y (iii) y mantener adecuadamente informados a nuestros accionistas, inversionistas y al mercado en general, en vista de la entrega de información financiera de LAN Airlines S.A. bajo IFRS a contar del presente año.

Finalmente de deja constancia que esta información financiera no reemplazada ni modifica la correspondiente FECU bajo IFRS, la cual será entregada para efectos del segundo trimestre de 2009 dentro de los plazos previstos en la normativa de la Superintendencia de Valores y Seguros.

7) Con fecha 21 de septiembre de 2009 se informó en carácter de hecho esencial que en Sesión Extraordinaria de Directorio celebrada

el día de hoy, el Directorio de Lan Airlines S.A. acordó citar a Junta Extraordinaria de Accionistas para el día 29 de octubre de 2009 a las 10:00 horas a.m. para tratar las siguientes materias:

› Fijar el precio de colocación de las acciones destinadas conforme Junta Extraordinaria de Accionistas de fecha 5 de abril de 2007, a planes de compensación en los términos del artículo 24 de la Ley No. 18.046 sobre Sociedades Anónimas, o facultar al Directorio para tal fin; y
› Adoptar todos los demás acuerdos que sean necesarios para implementar y llevar a cabo la determinación precedente, incluyendo el facultar al Directorio de la sociedad para determinar, modificar, fijar y acordar libremente y con las más amplias facultades los términos de los planes de compensación antes referidos.

8) Con fecha 23 de diciembre de 2009 se informo en carácter de hecho esencial que con dicha fecha Lan Airlines S.A. suscribió un contrato de compraventa con Airbus S.A.S., a fin de adquirir treinta (30) nuevas aeronaves Airbus de la Familia A320 valoradas en US$ 1.972 millones, de acuerdo a su precio de lista, las cuales se encuentran programadas para ser entregadas entre los años 2011 y 2016.

La adquisición de estas aeronaves es parte de la revisión del plan estratégico de flota de Lan Airlines S.A. para el largo plazo. Este plan implica, además, la venta de 5 aeronaves A318 durante el año 2011.

9) Con fecha 29 de diciembre de 2009 se informo, en calidad de hecho esencial. Que en Sesión Ordinaria del día 29 de Diciembre de 2009, el Directorio de Lan Airlines S.A. acordó el reparto de un dividendo provisorio de US$ 0,20662 por acción con cargo a las utilidades del ejercicio 2009, el que será pagado a partir del día 21 de Enero de 2010, teniendo derecho a este dividendo todos aquellos accionistas que tengan tal calidad al quinto día hábil anterior a dicha fecha.

10) Con fecha 29 de Diciembre de 2009 se informó, en carácter de hecho esencial, que el Directorio de Lan Airlines S.A. ha determinado que las siguientes operaciones tendrán el carácter de habituales y que por ende, podrán ejecutarse con partes relacionadas sin los requisitos y procedimientos establecidos en los numerales 1) a 7) del artículo 147 de la Ley No. 18.046 sobre Sociedades Anónimas, el cual comienza a regir el 1° de Enero de 2010. Estas operaciones, conforme las políticas generales de habitualidad definidas por el Directorio de la compañía, corresponden a aquellas operaciones propias del giro social o que tienen una estrecha vinculación al mismo, y son las que se indican a continuación:

› Contratación de servicios de transporte de carga, de mercaderías y de pasajeros.
› Celebración de contratos de explotación u operación sobre aeronaves que tengan por objeto prestar servicios de transporte áereo, ya sea de pasajeros o de mercadería o carga en general, bajo cualesquiera denominación o modalidad, incluyendo, pero no limitado a, provisión de tripulaciones, arrendamiento, subarrendamiento, fletamento, intercambio, charters, interchange y wet lease.
› Contratos de arriendos de espacios de carga y de "bellies".
› Contratos de mantenimiento mayor y de línea, venta, arrendamiento y provisión de motores, repuestos y componentes de aeronaves y motores, contratos de handling, suministro de combustible y servicios de mantenimiento terrestre y aeroportuarios de toda clase o naturaleza.
› Celebración de contratos de asociación, de código compartido y de alianzas, bajo cualquiera forma o modalidad, acuerdos interlineales y de prorrateo, programas de acumulación de kilómetros o millas y de fidelización de clientes en general, y acuerdos de emisión y comercialización de pasajes bajo código único.

- Celebración de contratos para la venta, comercialización y distribución de servicios de transporte de pasajeros y de carga o mercaderías.
- Contratos de arrendamiento de inmuebles y de toda clase de muebles, tales como equipos, vehículos, montacargas y maquinarias en general, como también relativos a su construcción, mantención, reparación y remodelación.
- Contratos de servicios de publicidad y marketing en general, licencias sobre marcas y dominios, servicios de aprovisionamiento a bordo, y contratos para la prestación de servicios terrestres, tales como hotelería, arriendo de autos y operadores turísticos en general.
- Contratación de servicios informáticos, de infraestructura, mantención y archivo de datos, software, hardware, y en general, de servicios relacionados a tecnologías de información.
- Celebración de operaciones financieras entre compañías del grupo de empresas de LAN Airlines S.A., tales como provisión de fondos vía cuenta corriente mercantil, financiamiento directo, otorgamiento de garantías personales y reales de toda clase y naturaleza, cesiones de créditos, cesiones de deudas u obligaciones, y celebración de contratos de forwards y derivados sobre activos subyacentes vinculados al giro de la compañía o de sus filiales, tales como combustible, monedas y tasas de interés.
- Celebración de operaciones relativas a la gestión, administración y planificación comercial, financiera, gerencial y de sorporte o zz en general, tales como servicios de contabilidad, recursos humanos, planificación tributaria, tesorería y bancos, contratación de seguros, servicios de seguridad, contraloría, gestión de ingresos, compras y proveedores, legal y cumplimiento normativo y auditoría interna.

Material Events

The following material events were reported to the Securities and Insurance Commission and to Stock Exchanges in 2009:

1) The following material event was reported on January 21, 2009, according to article 9 and subparagraph 2 of article 10 of Law No. 18,045 and General Rule No. 30 of the Securities and Insurance Commission: LAN Cargo S.A. ("LAN Cargo"), our subsidiary, has signed a Plea Agreement with the U.S. Department of Justice (hereinafter the "Department of Justice") in relation to the U.S. investigation of infringements of fair competition because of price-fixing in the fuel charge and other charges. This involves more than 30 international airlines that operate in the air cargo transport business.

Eight airlines reached this agreement with the Department of Justice: British Airways, Korean Air, Air France-KLM, Japan Airlines, Qantas, Cathay Pacific, SAS and Martinair/Tampa. Fines totaling US$1.275 billion were paid.

The period investigated by the Department of Justice in relation to LAN Cargo ranged from February 2003 to February 14, 2006. This investigation of LAN only covered the air cargo business, not the passenger business.

The agreement says that LAN Cargo has agreed to pay a fine of US$88 million. This fine will be paid over a period of 5 years so it should not materially affect the cash flow of the company. As reported earlier, the company made a provision of US$75 million for this investigation against income in 2007 and the third quarter of 2008.

Moreover, Aerolinhas Brasileiras S.A. ("ABSA"), in which LAN CARGO has an equity interest, has also reached an agreement. This Plea Agreement with the Department of Justice amounted to US$21 million, which will be paid in the same terms indicated above.

LAN CARGO has always cooperated with the authorities from the U.S. Department of Justice. The company will continue to cooperate with the authorities as necessary in the global investigation.

2) On March 3, 2009, it was reported that at the Regular Board Meeting held that day, the Board of Lan Airlines S.A. agreed to convene a Regular Shareholders Meeting to be held on April 17, 2009, at 11:00 a.m., in order to decide on the following matters:

a) Approval of the Annual Report, General Balance Sheet and Financial Statements of the Company corresponding to the fiscal year ending December 31, 2008;

b) Approval of the distribution of a final dividend on account of profits from the 2008 fiscal year, imputing toward such amount the interim dividends of US$0.28568 per share, paid in August 2008, and US$0.30993 per share, paid in January 2009;

c) The compensation of the Board for the 2009 fiscal year;

d) The compensation of the Audit Committee and calculation of the budget for the 2009 fiscal year;

e) Appointment of External Auditors, of Risk Rating Agencies; a report on matters within the purview of article 44 of Companies Law No. 18,046;

f) Information on costs for processing, printing and sending the information indicated in Circular No. 1494 of the Securities and Insurance Commission; and

g) Other matters of corporate interest inherent to the Regular Shareholders Meeting.

3) The following material event was reported on March 3, 2009, according to article 9 and subparagraph 2 of article 10 of Law No. 18,045 and General Rule No. 30 of the Securities and Insurance Commission: On this date, the Board of the Company unanimously decided to record and register two bond facilities in the Securities Registry of the Commission. The main characteristics are as follows:

› Maximum combined amount under both bond facilities: US$200,000,000 (two hundred million dollars of the United States of America) or the equivalent in other currencies or units of adjustment, as indicated in number 4 below.

› **Maturity of the bond facilities:** The first bond facility will expire in no more than 10 years and the second in no more than 30 years as from their registration in the Securities Registry. Payment liabilities under the different bond issues against each facility must expire in those periods.

› **Use of the funds:** The funding will be used to finance investments of the company and its subsidiaries and to refinance liabilities.

› **Other general conditions:** The bonds may be placed on the market in general, they will be dematerialized, to the bearer, they will not be convertible into shares of the company, they may be expressed in dollars of the United States of America, in local currency or in Unidades de Fomento and they may contain different units or forms of adjustment or no adjustments at all.

The Board empowered any two of Alejandro de la Fuente Goic, Andres del Valle Eitel, Roberto Alvo Milosawlewitsch and Cristian Toro Cañas, acting jointly on behalf of the company, to set down all stipulations and conditions of the agreements required for the bond issuance, to execute and sign the public deeds containing the bond facility agreements and to perform all proceedings and acts necessary for the issuance and placement of the respective bonds.

4) The following material event was reported on April 28, 2009, according to article 9 and subparagraph 2 of article 10 of Securities Market Law No. 18,045 and General Rule No. 30 of the Securities and Insurance Commission:

Starting in the first quarter of 2009, according to regulations of the Securities and Insurance Commission, Lan Airlines S.A. will be reporting its results according to IFRS. Lan Airlines S.A. will be one of the first companies in the nation to report its results according to IFRS. The results for the first quarter of 2008 will also be reported under IFRS in order to be comparable.

Therefore, even though the FECU will be sent in the established periods, the Audit Committee and the Board of Lan Airlines S.A. approved, on this date, disclosure of the enclosed financial information as a material event. This information summarizes the Statement of Income and Consolidated Balance Sheet of the company and provides a qualitative explanation of the operating performance in the quarter ending March 31, 2009. Lan has also published an explanation of the main impacts of this transition to IFRS on its 2008 fiscal year results.

Lan Airlines S.A. will provide this financial information to its shareholders, investors and the market at large in order to (i) provide truthful, sufficient and timely information in advance of the disclosure of the FECU in the established deadlines; (ii) deliver financial information to the market, investors and analysts on due dates, like it has in past years; and (iii) keep our shareholders, investors and the market at large adequately informed in view of the reporting by Lan Airlines S.A. according to IFRS starting this year.

Finally, this financial information does not supersede or modify the FECU according to IFRS, which will be submitted for the 2009 quarter in the deadline established by the Securities and Insurance Commission.

5) On July 28, 2009, the material event was reported that according to governing regulations, in particular Circular 660 of the Securities and Insurance Commission, the Board of Directors of Lan Airlines S.A. approved payment of an interim dividend of US$0.10219 per share on account of 2009 fiscal year profits at its regular meeting held July 28, 2009. This dividend will be paid starting August 20, 2009 and all shareholders who are shareholders on the fifth business day prior to that date are entitled to this dividend.

6) The following material event was reported on July 28, 2009, according to article 9 and subparagraph 2 of article 10 of Securities Market Law No. 18,045 and General Rule No. 30 of the Securities and Insurance Commission:

Starting in the first quarter of 2009, according to regulations of the Securities and Insurance Commission, Lan Airlines S.A. is reporting its results according to IFRS. Therefore, even though the FECU will be sent in the established periods, the Audit Committee and the Board of Lan Airlines S.A. approved, on this date, disclosure of the enclosed financial information as a material event. This information summarizes the Statement of Income and Consolidated Balance Sheet of the company and provides a qualitative explanation of the operating performance in the second quarter ending June 30, 2009.

Lan Airlines S.A. will provide this financial information to its shareholders, investors and the market at large in order to (i) provide truthful, sufficient and timely information in advance of the disclosure of the FECU in the established deadlines; (ii) deliver financial information to the market, investors and analysts on due dates, like it has in past years; and (iii) keep our shareholders, investors and the market at large adequately informed in view of the financial reporting by Lan Airlines S.A. according to IFRS starting this year.

Finally, this financial information does not supersede or modify the FECU according to IFRS, which will be submitted for the second quarter of 2009 in the deadlines established by the Securities and Insurance Commission.

7) On September 21, 2009, the material event was disclosed that at the Special Board Meeting held that day, the Board of Lan Airlines S.A. agreed to convene a Special Shareholders Meeting to be held on October 29, 2009, at 11:00 a.m., in order to decide on the following matters:

To set the placement price of the shares for compensation plans under the terms of article 24 of Companies Law No. 18,046, as decided by the Special Shareholders Meeting held April 5, 2007, or to empower the Board to such purpose; and to adopt all other resolutions necessary to implement and enforce the aforesaid resolution, including amply authorizing the Company's Board to determine, modify, set and freely agree to the terms of the aforesaid compensation plans.

8) The following material event was reported on December 23, 2009:

On this date, Lan Airlines S.A. signed a purchase agreement with Airbus S.A.S. for the purchase of thirty (30) new aircraft in the A320 family for a price of US$1,972 million, according to the list price, which will be delivered in 2011 and 2016.

The acquisition of these aircraft forms part of the revised strategic fleet plan of Lan Airlines S.A. for the long-term. This plan also includes the sale of 5 A318 aircraft in 2011.

9) On December 29, 2009, the material event was reported that the Board of Directors of Lan Airlines S.A. approved payment of an interim dividend of US$0.20662 per share on account of 2009 fiscal year profits at its regular meeting held December 29, 2009. This dividend will be paid starting January 21, 2010 and all shareholders who are shareholders on the fifth business day prior to that date are entitled to this dividend.

10) The following material event was reported on December 29, 2009:

The Board of Lan Airlines S.A. determined that the following transactions are ordinary and, therefore, they can be performed with related parties without the requirements and procedures set down in numbers 1 to 7 of article 147 of the Companies Law (Law 18,046), which were to take effect January 1, 2010. These transactions are part of the ordinary corporate business or are closely related thereto pursuant to the general policies on habituality defined by the Company Board:

Contracting cargo, merchandise and passenger transportation services.

Entering into aircraft exploitation or operation agreements for air transportation, whether passenger or merchandise or cargo in general, under any denomination or modality, including, but not limited to, wet leases, leases, subleases, freight, interchange and charters.

Leases for cargo space and bellies.

Major and line maintenance contracts, sale, lease and supply of engines, aircraft and engine spare parts and components, handling, fuel supply and ground and airport maintenance services of any kind or nature.

Association, shared code and alliance agreements, in any form or modality, interline and pro rata agreements, frequent flyer and customer loyalty programs in general, and single-code ticket issuance and sale agreements.

Contracts for the sale, marketing and distribution of passenger, cargo or merchandise transportation services.

Contracts for the lease of real estate and any kind of chattel, such as equipment, vehicles, lifts and machinery in general as well as contracts for construction, maintenance, repair and remodeling.

Advertising agreements and marketing agreements in general, trademark and domain licenses, on-board supply services and ground services agreements, such as hotel, car rental and travel agencies, in general.

Data processing, infrastructure, maintenance and data archive, software, hardware and, in general, services relating to information technology.

Financial transactions among companies in the Lan Airlines Group, such as funding through trade accounts, direct financing, collateral and security of any kind and nature, the assignment of credits, debt and obligations, the contracting of forwards and derivatives on underlying assets relating to the business of the company or its subsidiaries, such as fuel, currency and interest rate hedges.

Transactions relating to management, administration and commercial, financial or managerial planning, back-office support in general, such as accounting services, human resources, tax planning, treasury and banks, insurance, security, comptrollership, income management, procurement and suppliers, legal and regulatory compliance and internal auditing.

Transacciones de Acciones por Personas Relacionadas

Durante los ejercicios 2008 y 2009, se realizaron las siguientes transacciones por personas relacionadas:

2008

Persona Relacionada	Compra o Venta	Cantidad	Precio (Ch $)	Obtención Control
León Délano, Cristián	Compra	10.000	5.500	No
León Délano, Cristián	Venta	10.000	6.750	No
Carril Munoz, Alvaro Emilio	Venta	5.118	6.005	No
Carril Munoz, Alvaro Emilio	Venta	20.470	5.979	No
León Délano, Cristián	Venta	5.000	6.090	No
Jofre Marín Marco Antonio	Venta	1.595	6.200	No
León Délano, Cristián	Venta	5.000	5.290	No
León Délano, Cristián	Compra	5.000	5.500	No
Jofre Marín Marco Antonio	Venta	25.588	6.415	No
Carril Munoz, Alvaro Emilio	Compra	15.000	5.460	No

2009

Persona Relacionada	Compra o Venta	Cantidad	Precio (Ch $)	Obtención Control
Inversiones y Asesorías Iculpe S.A.	Venta	18.000	6.566	No
Inversiones y Asesorías Iculpe S.A.	Compra	50.000	8.461	No
Iván Zurita Marcus	Venta	210	6.805	No
Inversiones Michael Wagner EIRL	Venta	868	6.550	No
Inversiones Michael Wagner EIRL	Venta	44	6.643	No
Cristián León Délano	Venta	10.000	6.625	No
Luis Eduardo Riquelme Giagnoni	Venta	750	5.792	No
Luis Eduardo Riquelme Giagnoni	Venta	752	5.910	No
Inversiones Michael Wagner EIRL	Compra	912	4.880	No
Iván Zurita Marcus	Compra	210	4.760	No
Hernán Soler Arevalo	Compra	1.040	4.730	No
Nazmy Yunes Zambrano	Compra	1.000	4.450	No
Luis Eugenio Moreno Assadi	Compra	1.000	4.450	No
Nazmy Yunes Zambrano	Compra	1.000	4.680	No
Luis Eduardo Riquelme Giagnoni	Compra	620	4.799	No
Eduardo Soler Délano	Compra	491	5.029	No
Sergio Mendoza Corominas	Venta	425	5.500	No
Luis Eugenio Moreno Assadi	Compra	1.000	5.350	No
Juan Pablo Muñoz Días	Venta	1.500	5.080	No

Related Party Transactions

The following share transactions were carried out in 2008 and 2009 by related parties:

2008

Related Party	Buy or Sell	Shares	Price (Ch $)	Control Acquirement
León Délano, Cristián	Buy	10,000	5,500	No
León Délano, Cristián	Sell	10,000	6,750	No
Carril Munoz, Alvaro Emilio	Sell	5,118	6,005	No
Carril Munoz, Alvaro Emilio	Sell	20,470	5,979	No
León Délano, Cristián	Sell	5,000	6,090	No
Jofre Marín Marco Antonio	Sell	1,595	6,200	No
León Délano, Cristián	Sell	5,000	5,290	No
León Délano, Cristián	Buy	5,000	5,500	No
Jofre Marín Marco Antonio	Sell	25,588	6,415	No
Carril Munoz, Alvaro Emilio	Buy	15,000	5,460	No

2009

Related Party	Buy or Sell	Shares	Price (Ch $)	Control Acquirement
Inversiones y Asesorías Iculpe S.A.	Sell	18,000	6,566	No
Inversiones y Asesorías Iculpe S.A.	Buy	50,000	8,461	No
Iván Zurita Marcus	Sell	210	6,805	No
Inversiones Michael Wagner EIRL	Sell	868	6,550	No
Inversiones Michael Wagner EIRL	Sell	44	6,643	No
Cristián León Délano	Sell	10,000	6,625	No
Luis Eduardo Riquelme Giagnoni	Sell	750	5,792	No
Luis Eduardo Riquelme Giagnoni	Sell	752	5,910	No
Inversiones Michael Wagner EIRL	Buy	912	4,880	No
Iván Zurita Marcus	Buy	210	4,760	No
Hernán Soler Arevalo	Buy	1,040	4,730	No
Nazmy Yunes Zambrano	Buy	1,000	4,450	No
Luis Eugenio Moreno Assadi	Buy	1,000	4,450	No
Nazmy Yunes Zambrano	Buy	1,000	4,680	No
Luis Eduardo Riquelme Giagnoni	Buy	620	4,799	No
Eduardo Soler Délano	Buy	491	5,029	No
Sergio Mendoza Corominas	Sell	425	5,500	No
Luis Eugenio Moreno Assadi	Buy	1,000	5,350	No
Juan Pablo Muñoz Días	Sell	1,500	5,080	No

Contenido CD / CD Contents

Información Financiera / Financial Information
> Estados Financieros Consolidados / Consolidated Financial Statements
> Información de Filiales y Coligadas / Subsidiary Information

Gobierno Corporativo / Corporate Governance

Información Adicional / Additional Information
> Política Financiera / Financial Policy
> Proveedores, Seguros y Otros / Suppliers, Insurance and Others
> Factores de Riesgo / Risk Factors
> Información de Dividendos / Dividend Information
> Hechos Esenciales / Relevant Events
> Transacciones de Acciones por Personas Relacionadas / Related Party Transactions

Nota: El CD adjunto es parte integral de esta Memoria Anual. Copias con la memoria completamente impresa están disponibles bajo solicitud.

LAN (o "la Compañía") hace referencia a la entidad consolidada que incluye aerolíneas de pasajeros/ carga en Chile, Perú, Ecuador y Argentina, y líneas aéreas de carga en Chile, Brasil, Colombia y México.

Note: The accompanying CD forms an integral part of this Annual Report. Copies with full print annual report version are available upon request.

LAN (or "the Company") makes ref erence to the consolidated entity which includes passenger/cargo airlines in Chile, Peru, Ecuador and Argentina and cargo airlines in Chile, Brazil Colombia and Mexico.

oneworld 10 years

LAN